As filed with the Securities and Exchange Commission on February 4, 2010

Registration No. 333-164432

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JinkoSolar Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Jingke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(86-793) 846-9699

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott D. Clemens Baker & McKenzie LLP Suite 3401, China World Tower 2 China World Trade Center 1 Jianguomenwai Avenue Beijing 100004, People’s Republic of China (86-10) 6535-3971	Leiming Chen Simpson Thacher & Bartlett LLP ICBC Tower, 35th Floor 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated February 4, 2010

JinkoSolar Holding Co., Ltd.

10,598,000 American Depositary Shares

Representing

21,196,000 Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of JinkoSolar Holding Co., Ltd., or JinkoSolar.

JinkoSolar is offering 10,598,000 ADSs. Each ADS represents two ordinary shares, par value US$0.00002 per share, of JinkoSolar. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$6.00 and US$8.00. An application has been made to have our ADSs listed on the New York Stock Exchange under the symbol “JKS.”

See “Risk Factors” beginning on page 17 to read about risks you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$

To the extent that the underwriters sell more than 10,598,000 ADSs, the underwriters have an option to purchase up to 1,589,700 additional ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on or about                     , 2010.

Goldman Sachs (Asia) L.L.C.	Credit Suisse

Prospectus dated                                         , 2010

JinKO 晶科能源

A fast-growing, vertically integrated China-based solar product manufacturer

Production Capacity (MW)
600
500
400
300
200
100
0
300
50
90
300
150 ①
150 ②
300
300
500
September 30, 2009
December 31, 2009
December 31, 2010 E ③
Silicon Wafer
Solar Cell
Solar Module

① Commenced manufacturing and sales in July 2009

② Commenced manufacturing and sales in August 2009

③ Depending on our ability to obtain required approvals, permits and necessary financing

Our Value Chain

Virgin Polysilicon
Recovered Silicon Materials
Silicon Ingot
Silicon Wafer
Solar Cell
Solar Module

- High-quality products
- Diversified customer base
- Strategic locations
- In-house recoverable silicon material processing operations
- State-of-the-art equipment & proprietary process technologies
- Experienced management team

PROSPECTUS SUMMARY

The following summary contains basic information about us and the ADSs we are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

In this prospectus, all references to “we,” “us,” “our company” and “our” refer to JinkoSolar Holding Co., Ltd., its current and former subsidiaries for the relevant periods, and, except where the context otherwise requires, the following variable interest entities, or VIEs, which were consolidated for the following relevant periods: (i) Shangrao Yangfan Electronic Materials Co., Ltd., or Yangfan, from June 6, 2006 to September 1, 2008; (ii) Shangrao Tiansheng Semiconductor Materials Co., Ltd., or Tiansheng, from June 6, 2006 to September 30, 2008; (iii) Shanghai Alvagen International Trading Co., Ltd., or Alvagen, from April 29, 2007 to September 1, 2008; and (iv) Shangrao Hexing Enterprise Co., Ltd., or Hexing, from September 3, 2007 to September 30, 2008.

Our Business

We are a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically integrated solar product value chain from recovered silicon materials to solar modules. Our principal products are silicon wafers, solar cells and solar modules. Silicon wafers are thin sheets of crystalline silicon material used in the production of solar cells. Solar cells convert sunlight to electricity through the photovoltaic effect. Multiple solar cells are electrically interconnected and packaged into solar modules, which form the building blocks for solar power generating systems. We sell our products in China and to overseas markets.

Based on our significant focus on product quality and cost control and through building strong relationships with customers, suppliers and other industry players, since our inception as a supplier of recovered silicon materials in June 2006, we have rapidly moved downstream by vertically integrating critical stages of the solar power product value chain, including silicon ingots, silicon wafers, solar cells and solar modules through both organic growth and acquisition.

We currently operate in the following stages of the solar product value chain:

•	we process recoverable silicon materials and sell recovered silicon materials to the extent that we do not consume them for our own production;

•	we manufacture and sell monocrystalline and multicrystalline silicon ingots and wafers, with an annual silicon wafer production capacity of approximately 300 MW as of December 31, 2009;

•

we manufacture and sell solar cells through Zhejiang Jinko Solar Co., Ltd, or Zhejiang Jinko, which we acquired in June 2009, with an annual solar cell production capacity of approximately 150 MW as of December 31, 2009; and

•	we manufacture and sell solar modules with an annual solar module production capacity of approximately 150 MW as of December 31, 2009.

We have broadened our customer base since we commenced commercial operations in June 2006 as a recovered silicon material supplier primarily for ReneSola Ltd., or ReneSola, a leading

China-based silicon wafer manufacturer and a related party of ours. As of December 31, 2009, we had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules to distributors and through sales agents, and we also sell our solar modules directly to project developers and system integrators.

The global recession and credit market contraction seriously affected the demand for solar power products, including our products, during the second half of 2008 and the first half of 2009. However, since June 2009, the demand for solar power products has shown signs of significant recovery in response to a series of factors, including the implementation of stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy. We believe such demand will continue to grow rapidly as solar power becomes an increasingly important source of renewable energy. To take advantage of the opportunity created by this expected growth, we plan to further increase our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010.

We have established our manufacturing bases in Shangrao, Jiangxi Province and Haining, Zhejiang Province to capitalize on the cost advantages offered by Shangrao and Haining in large-scale manufacturing of solar power products. We have established a sales and marketing center in Shanghai because of its convenient location for our customers, suppliers and our sales and marketing teams. We believe that the choice of Shangrao and Haining for our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as our customer base to support our rapid growth and low-cost manufacturing operations. We also believe that our ability to source and process large volumes of recoverable silicon materials provides us with a further cost advantage over competitors who rely primarily on more expensive virgin polysilicon or purchase recovered silicon materials for their production.

We have achieved sustained and profitable growth since our inception in June 2006, although during the nine months ended September 30, 2009, our sales and net income were materially and adversely affected by the global recession and credit market contraction. Our revenues were RMB116.2 million for the period from June 6, 2006 to December 31, 2006, RMB709.2 million for the year ended December 31, 2007, RMB2,183.6 million for the year ended December 31, 2008 and RMB880.0 million (US$128.9 million) for the nine months ended September 30, 2009, respectively. We recorded a net loss of RMB1.4 million for the period from June 6, 2006 to December 31, 2006. We had net income of RMB76.0 million, RMB218.7 million and RMB1.7 million (US$0.3 million), respectively, for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009.

Our Industry

Solar power has emerged as one of the most rapidly growing renewable energy sources. Through a process known as the photovoltaic, or PV, effect, electricity is generated by solar cells that convert sunlight into electricity. In general, global solar cell production can be categorized by three different types of technologies, namely, monocrystalline silicon, multicrystalline silicon and thin film technologies. Crystalline silicon technology is currently the most commonly used, accounting for 87% of solar cell production in 2008, according to Solarbuzz LLC, or Solarbuzz, an independent international solar energy consulting company, compared to 13% for thin-film-based solar cells.

Although PV technology has been used for several decades, the solar power market grew significantly only in the past several years. According to Solarbuzz, the world PV market, defined as relating to the total MW of modules delivered to installation sites, grew at an average compound annual growth rate, or CAGR, of 53% from 1,086 MW in 2004 to 5,948 MW in 2008. According to Solarbuzz, under the “Balanced Energy” forecast scenario, the lowest of three forecast scenarios, the world PV market may decline from 5,948 MW in 2008 to 5,168 MW in 2009, and is expected to start to recover in 2009 and reach the 2008 level in 2011.

Up to mid-2008, an industry-wide shortage of virgin polysilicon, the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from both the solar power industry and the semiconductor industry, caused rapid escalation of virgin polysilicon prices. However, in the second half of 2008 and the first half of 2009, industry demand was seriously affected by the global recession and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global recession continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers, which further reduced the market prices of virgin polysilicon and downstream solar power products, including our products.

Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the implementation of stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy. We believe that such demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy. We believe the following factors will drive demand in the global solar power industry, including demand for our products:

•	advantages of solar power;

•	long-term growth in demand for alternative sources of energy;

•	government incentives for solar power; and

•	decreasing costs of solar energy.

We believe the following are the key challenges presently facing the solar power industry:

•	high cost of solar power compared with other sources of energy;

•	lack of financing for solar power projects;

•	continuing reliance on government subsidies and incentives; and

•	the need to promote awareness and acceptance of solar power usage.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the solar power industry:

•	our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition;

•	we have been able to build an increasingly diversified customer base;

•	our strategic locations provide us with convenient access to key resources and conditions to support our rapid growth and low-cost manufacturing operations;

•	our in-house recoverable silicon material processing operations provide us with a low-cost source for a substantial part of our silicon materials requirements;

•	our efficient, state-of-the-art production equipment and proprietary process technologies enable us to enhance our productivity; and

•	we are led by a strong management team with demonstrated execution capabilities and ability to adapt to rapidly changing economic conditions.

Our Strategies

In order to achieve our goal of becoming a leading vertically integrated supplier of solar power products, we intend to pursue the following principal strategies:

•	further develop our vertically integrated business model;

•	continue to prudently invest in the coordinated expansion of our production capacity to achieve rapid and sustained growth and improve our profitability;

•	continue to enhance our research and development capability with a focus on improving our manufacturing processes to reduce our average cost and improve the quality of our products;

•	expand our sales and marketing network and enhance our sales and marketing channels both in and outside China; and

•	diversify and strengthen our customer relationships while securing silicon raw material supplies at competitive cost.

Our Challenges

We believe that the following are some of the major challenges, risks and uncertainties that may materially affect us:

•	current and future conditions in the financial and credit markets could materially and adversely affect our business and results of operations;

•	the current global recession has had and may continue to have a material adverse effect on demand for our products;

•	a significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations;

•	our limited operating history makes it difficult to evaluate our results of operations and prospects;

•

notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations;

•	our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings;

•	if the market prices of solar power products continue to decline and we are unable to lower our costs correspondingly, our results of operations may be adversely affected;

•	we may not be able to obtain sufficient silicon raw materials in a timely manner, which could have a material adverse effect on our results of operations and financial condition; and

•	volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

Please see “Risk Factors” beginning on page 18 and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Our Corporate History and Structure

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China, Jinko Solar Co., Ltd., or Jiangxi Jinko, and Zhejiang Jinko Solar Co., Ltd., or Zhejiang Jinko. We own 100% of the equity interest in Paker Technology Limited, or Paker, a Hong Kong holding company, which owns 100% of the equity interest in Jiangxi Jinko and 100% of the equity interest in JinkoSolar International Limited, a trading company incorporated in Hong Kong. Paker and Jiangxi Jinko own 25% and 75%, respectively, of the equity interest in Zhejiang Jinko.

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our significant subsidiaries immediately before this offering:

(1)	On June 26, 2009, Paker Technology Limited acquired 25%, and on June 30, 2009, Jinko Solar Co., Ltd. acquired 75%, respectively, of the equity interest in Zhejiang Sun Valley Energy Application Technology Co., Ltd. or Sun Valley. Subsequently, we changed the name of Sun Valley to Zhejiang Jinko Solar Co., Ltd. on August 10, 2009.
(2)	On November 25, 2009, Paker Technology Limited established JinkoSolar International Limited.

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd., or Jiangxi Desun. On November 10, 2006, Paker was established in Hong Kong. On December 13, 2006, Paker established Jiangxi Jinko as our wholly-owned operating subsidiary in China. Jiangxi Desun ceased its solar power business in June 2008. In July 2008, we completed a domestic restructuring, or the 2008 Restructuring, pursuant to which Paker disposed of its interest in Jiangxi Desun.

On May 30, 2008, Paker issued an aggregate of 107,503 series A redeemable convertible preferred shares to Flagship Desun Shares Co., Limited, or Flagship, and Everbest International Capital Limited, or Everbest, and 14,629 ordinary shares to Wealth Plan Investments Limited, or

Wealth Plan, in consideration for its consultancy services related to the issuance of series A redeemable convertible preferred shares.

On September 18, 2008, Paker issued an aggregate of 148,829 series B redeemable convertible preferred shares to SCGC Capital Holding Company Limited, or SCGC, CIVC Investment Ltd., or CIVC, Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., or Pintango, TDR Investment Holdings Corporation, or TDR, and New Goldensea (Hong Kong) Group Company Limited, or New Goldensea.

On December 16, 2008, we undertook a share exchange pursuant to which all the then existing shareholders of Paker exchanged their respective shares in Paker for our newly issued shares of the same class and Paker became our wholly-owned subsidiary. Consequently, shareholders of Paker immediately before the share exchange became our shareholders, holding the same number of shares and of the same classes in us (without giving effect to the share split on September 15, 2009 discussed below) as in Paker immediately before the share exchange. JinkoSolar was registered as the sole shareholder of Paker on February 9, 2009. Subsequently, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, transferred their shares in us to Brilliant Win Holdings Limited, or Brilliant, Yale Pride Limited, or Yale Pride, and Peaky Investments Limited, or Peaky, on December 16, 2008. Brilliant was owned by Xiande Li, Yale Pride was owned by Kangping Chen and Peaky was owned by Xianhua Li.

On June 26, 2009, Paker acquired 25%, and on June 30, 2009, Jiangxi Jinko acquired 75%, respectively, of the equity interest in Zhejiang Sun Valley Energy Application Technology Co., Ltd., or Sun Valley, a solar cell supplier which was also one of our largest silicon wafer customers by revenue before the acquisition. As a result, Sun Valley became our wholly-owned subsidiary. Subsequently, we changed the name of Sun Valley to Zhejiang Jinko Solar Co., Ltd. on August 10, 2009.

On September 15, 2009, we effected a share split with the result of each share becoming 50 shares of the same class, or the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

On September 15, 2009, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, through Brilliant, Yale Pride and Peaky, respectively, ratably transferred an aggregate of 3,812,900 ordinary shares to the holders of series B redeemable convertible preferred shares and an aggregate of 701,550 ordinary shares to Flagship.

On November 25, 2009, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, to facilitate settlement of payments and our overseas sales and marketing efforts.

Immediately before the completion of this offering, each of Brilliant, Yale Pride and Peaky will become wholly owned by HSBC International Trustee Limited in its capacity as trustee, with each of Brilliant, Yale Pride and Peaky being held under a separate irrevocable trust constituted under the laws of the Cayman Islands.

Variable Interest Entities

Historically, we procured a substantial portion of our recoverable silicon materials through Hexing, a provider of recoverable silicon material screening services, as well as Tiansheng and Yangfan, both of which are trading companies, and we were the sole or predominant customer for each of these three entities. In September 2007, we ceased procuring recoverable silicon materials directly from Tiansheng when Hexing started to purchase recoverable silicon materials from Tiansheng and sell recoverable silicon materials to us. Alvagen primarily provided administrative support services for us from May 2007 to August 2008. As a result, Alvagen bore certain general and administrative expenses on our behalf for the same period.

In accordance with Financial Accounting Standards Board, or FASB Accounting Standards Codification, or ASC, 810, we determined that Tiansheng, Hexing, Yangfan and Alvagen were variable interest entities, or VIEs, and that we were the primary beneficiary of these four entities from June 6, 2006 to September 30, 2008, September 3, 2007 to September 30, 2008, June 6, 2006 to September 1, 2008 and April 29, 2007 to September 1, 2008, respectively. Consequently, we consolidated the financial results of these VIEs for the respective periods. Beginning in August 2008, we and the shareholders of the VIEs took a series of actions that have changed the economic and business relationships between our company and the VIEs. We determined that Tiansheng and Hexing were no longer VIEs as of September 30, 2008 and that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008. As a result, we have deconsolidated Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing as of September 30, 2008, respectively.

Corporate Information

Our principal executive office is located at 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China. Our telephone number at this address is (86-793) 846-9699 and our fax number is (86-793) 846-1152. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive office set forth above. Our website is www.jinkosolar.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“Euro” or “€” refers to the legal currency of the European Union;

•	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

•	“Hoku” refers to Hoku Materials, Inc., or its parent company, Hoku Scientific, Inc., as the case may be;

•

“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest; Jiangxi Desun’s financial results were consolidated into our financial statements from June 6, 2006 to July 28, 2008;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“June 2009 Modification” refers to (i) the agreement our founders and holders of series B redeemable convertible preferred reached on June 22, 2009 to amend the commitment letter executed and delivered by our founders to the holders of series B redeemable convertible preferred shares on December 16, 2008 in connection with the investment by the holders of our series B redeemable convertible preferred shares in us and (ii) the agreement among our founders and Flagship on July 22, 2009, both as described in “Description of Share Capital—History of Share Issuances and Other Financings—June 2009 Modification;”

•	“June 6, 2006” refers to the inception of our business;

•	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;

•

“Photon Consulting Silicon Price Index” or “PCSPI” is an index of virgin polysilicon prices compiled and published by Photon Consulting LLC., an independent consulting firm. PCSPI is a weighted index in which silicon prices reported by each survey participant are weighted to reflect the nuances found in the length of reported silicon contracts, prepayments and price digression. The PCSPI relies on data gathered from survey participants with exposure to silicon contract and spot prices. The current organizational composition of the index includes both privately held and publicly traded buyers (consumers), sellers (producers) and trading companies located in North America, Asia and Europe.

•	“PRC” or “China” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Qualified IPO” refers to a fully underwritten initial public offering of our shares or ADSs with a listing on the New York Stock Exchange, or the NYSE;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•

“September 2009 Modification” refers to the modifications to certain terms of the investment by the holders of series A and series B redeemable convertible preferred shares in us, as described in “Description of Share Capital—History of Share Issuances and Other Financings—September 2009 Modification;”

•	“series A redeemable convertible preferred shares” refers to our series A redeemable convertible preferred shares, par value US$0.00002 per share;

•	“series B redeemable convertible preferred shares” refers to our series B redeemable convertible preferred shares, par value US$0.00002 per share;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts and “megawatts” or “MW” means one million watts;

•	“Wp” refers to watt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“Xinwei” refers to Shangrao Xinwei Industry Co., Ltd., our PRC subsidiary from July 16, 2007 to December 28, 2007; and

•

“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Unless we indicate otherwise or in “Our Corporate History and Structure—Offshore Reorganization”, all references to numbers of shares, price per share, earnings per share and par value per share of JinkoSolar have been adjusted to give effect to the 2009 Share Split, which resulted in each share becoming 50 shares of the same class.

Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8262 to US$1.00, the noon buying rate on September 30, 2009, as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On February 1, 2010, the exchange rate was RMB6.8274 to US$1.00.

Consistent with industry practice, we measure our silicon wafer, solar cell and solar module production capacity and production output in MW, representing 1,000,000 watts of power-generating capacity. We believe MW is a more appropriate unit to measure our silicon wafer, solar cell and solar module production capacity and production output compared to number of silicon wafers, solar cells and solar modules, as our silicon wafers, solar cells and solar modules are or will be of different sizes. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, which have different conversion efficiencies. For purposes of this prospectus, we have assumed an average conversion efficiency rate of 16.5% for solar cells using our monocrystalline wafers. This conversion efficiency is estimated based on the data provided by our top three customers for monocrystalline wafers based on our 2008 revenues for monocrystalline wafer sales and is highly dependent on the solar cell and solar module production processes of these customers. Based on this conversion efficiency, we have assumed that each 125 millimeter, or mm, by 125 mm monocrystalline wafer we produce can generate approximately 2.45 W of power, and that each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 4.02 W of power. We have also assumed an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. This conversion efficiency is estimated based on the data provided by our top three customers for multicrystalline wafers based on our 2008 revenues for multicrystalline wafer sales and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency, we have assumed that each 156 mm by 156 mm multicrystalline wafer that we produce can generate approximately 3.65 W of power. We also measure our silicon ingot manufacturing capacity and production output in MW according to the silicon wafers in MW that our current manufacturing processes generally yield.

THE OFFERING

Price per ADS	We currently estimate the initial public offering price will be between US$6.00 and US$8.00 per ADS.

ADSs offered by us	10,598,000 ADSs

Ordinary shares outstanding immediately after this offering

84,783,850 ordinary shares

The number of ordinary shares outstanding immediately after the offering:

•      assumes the conversion of all outstanding series A redeemable convertible preferred shares into 5,375,150 ordinary shares upon completion of the offering;

•      assumes the conversion of all outstanding series B redeemable convertible preferred shares into 7,481,250 ordinary shares upon the completion of the offering;

•      excludes 3,024,750 ordinary shares issuable upon the exercise of outstanding options granted under our long-term incentive plan;

•      excludes 726,250 ordinary shares issuable upon the exercise of options we have agreed to grant to certain of our officers and employees under our long-term incentive plan; and

•      excludes a further 3,574,122 ordinary shares reserved for issuance under our long-term incentive plan.

The ADSs	Each ADS represents two ordinary shares, par value US$0.00002 per share. The ADSs will be evidenced by a global ADR.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,589,700 additional ADSs.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately US$64.2 million (or US$74.3 million if the underwriters exercise the option to purchase additional ADSs from us in full), assuming an initial public offering price of US$7.00 per ADS, being the midpoint of the estimated range of the initial public offering price after deducting underwriting discounts and estimated aggregate offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for the following purposes:

•  approximately US$40 million to expand our solar cell and solar module production capacity, including procuring new equipment and expanding or constructing manufacturing facilities for solar cell and solar module production;

•  approximately US$5 million to invest in research and development to improve product quality, reduce manufacturing costs, improve conversion efficiency and overall performance of our products and improve the productivity of our silicon ingot, silicon wafer, solar cell and solar module manufacturing process; and

• the balance of the net proceeds from this offering to be used as working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied for the listing of our ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed NYSE trading symbol	“JKS”

Depositary	JPMorgan Chase Bank, N.A.

Lock-up

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares, all of our existing ADSs or similar securities. Furthermore, each of our shareholders, directors and executive officers has agreed to a similar 180-day lock-up. See “Underwriting.”

Payment and settlement	The ADSs are expected to be delivered against payment on February , 2010. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interest will be effected through, records maintained by DTC and its direct and indirect participants.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations data and other consolidated financial and operating data for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and June 30, 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The summary consolidated statements of operations data and other consolidated financial data for the six months ended June 30, 2008 and the nine months ended September 30, 2008 and 2009 and the consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the summary consolidated financial and operating data in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,		For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	116,234.2	709,152.9	2,183,614.1	915,839.8	481,097.6	1,539,173.4	880,028.2	128,919.2
Cost of revenues	(115,770.9)	(621,024.0)	(1,872,088.6)	(790,955.8)	(425,722.0)	(1,313,758.4)	(761,544.4)	(111,562.0)
Gross profit	463.3	88,128.9	311,525.5	124,884.0	55,375.6	225,415.0	118,483.8	17,357.2
Total operating expenses	(1,872.5)	(12,540.3)	(40,271.7)	(14,356.1)	(28,750.4)	(26,902.5)	(67,659.4)	(9,911.7)
(Loss)/Income from operations	(1,409.2)	75,588.6	271,253.8	110,527.9	26,625.2	198,512.5	50,824.4	7,445.5
Interest income/(expenses), net	7.0	(321.9)	(6,323.9)	(2,591.9)	(9,364.4)	(4,107.5)	(19,590.6)	(2,869.9)
Government subsidy income	—	546.8	637.3	637.3	5,227.0	637.3	8,287.5	1,214.0
Loss on disposal of subsidiary	—	—	(10,165.5)	—	—	(10,165.5)	—	—
Exchange gain/(loss)	(1.1)	(68.0)	(4,979.8)	(3,752.1)	1,168.4	(4,974.8)	(667.2)	(97.7)
Other income/(expenses), net	33.4	300.0	(490.1)	(160.0)	(287.6)	(105.6)	(595.7)	(87.3)
Change in fair value of derivatives	—	—	(29,812.7)	—	(35,539.5)	204.7	(36,538.6)	(5,352.7)
(Loss)/Income before income taxes	(1,369.9)	76,045.5	220,119.1	104,661.2	(12,170.9)	180,001.1	1,719.8	251.9
Income taxes	—	—	(822.3)	(773.1)	—	(822.3)	—	—
Net (loss)/income	(1,369.9)	76,045.5	219,296.8	103,888.1	(12,170.9)	179,178,8	1,719.8	251.9
Less: Net income attributable to the non-controlling interests	—	—	(576.8)	—	—	(576.8)	—	—
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(1,369.9)	76,045.5	218,720.0	103,888.1	(12,170.9)	178,602.0	1,719.8	251.9
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share basic and diluted	(0.11)	2.19	3.52	2.04	(1.49)	3.28	(1.79)	(0.26)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS(1) basic and diluted	(0.22)	4.38	7.04	4.08	(2.98)	6.56	(3.58)	(0.52)
Weighted average ordinary shares outstanding basic and diluted	12,500,000	34,691,800	50,429,700	50,124,600	50,731,450	50,328,352	50,731,450	50,731,450

(1)	Each ADS represents two ordinary shares

	As of December 31,			As of June 30,	As of September 30,
	2006	2007	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalent	8,508.0	27,242.2	27,323.6	214,109.5	90,355.6	13,236.6
Restricted cash	—	—	9,622.0	131,941.3	79,378.5	11,628.5
Accounts receivable—a related party	—	—	69,062.1	100.4	100.4	14.7
Accounts receivable—third parties	—	228.4	8,039.5	46,358.9	155,431.2	22,769.8
Advances to suppliers	39,776.5	151,455.7	110,638.3	276,627.6	163,896.3	24,009.9
Inventories	11,376.3	172,134.9	272,030.5	315,257.8	347,718.3	50,938.8
Total current assets	66,174.1	398,470.1	528,980.4	1,028,649.4	932,886.8	136,662.7
Property, plant and equipment, net	9,778.1	57,479.4	352,929.5	545,254.2	588,363.0	86,191.9
Land use rights, net	1,810.9	6,962.0	165,509.6	187,608.4	228,875.0	33,528.9
Advances to suppliers to be utilized beyond one year	—	—	187,270.6	218,585.1	232,180.0	34,013.1
Total assets	77,763.1	559,279.8	1,278,020.4	2,072,670.7	2,055,988.1	301,190.7

Accounts payable	844.9	8,721.3	23,985.3	74,721.9	101,803.9	14,913.7
Notes payable	—	—	—	141,683.7	114,047.6	16,707.3
Advance from a related party	49,810.6	92,433.3	—	—	—	—
Advance from third party customers	—	162,001.8	184,749.0	59,446.5	35,658.2	5,223.7
Derivative liabilities	—	—	30,017.4	21,995.1	22,994.3	3,368.5
Short-term borrowings from third parties	1,000.0	22,990.0	150,000.0	637,083.3	582,674.9	85,358.6
Total current liabilities	66,115.5	310,922.2	481,330.6	1,082,748.8	943,936.0	138,281.3
Long-term borrowings	—	—	—	157,500.0	248,625.0	36,422.2
Total liabilities	66,115.5	372,585.9	485,043.7	1,244,528.3	1,196,840.4	175,330.4

Series A redeemable convertible preferred shares	—	—	157,224.9	172,420.9	180,520.2	26,445.2
Series B redeemable convertible preferred shares	—	—	245,402.2	265,960.1	276,504.2	40,506.3
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	5,707.6	175,753.9	390,349.6	389,761.4	402,123.4	58,908.8
Non-controlling interests	5,940.1	10,940.1	—	—	—	—
Total liabilities and equity	77,763.1	559,279.8	1,278,020.4	2,072,670.7	2,055,988.1	301,190.7

The following tables set forth certain other financial and operating data of our company for the periods since we commenced operations on June 6, 2006. Gross margin, operating margin and net margin represent the gross profit, (loss)/income from operations and net (loss)/income as a percentage of our revenues, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,		For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009	2008	2009
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	0.4%	12.4%	14.3%	13.6%	11.5%	14.6%	13.5%
Operating margin	(1.2%)	10.7%	12.4%	12.1%	5.5%	12.9%	5.8%
Net margin	(1.2%)	10.7%	10.0%	11.3%	(2.5%)	11.6%	0.2%
Total revenues:
Sales of recovered silicon materials	116,234.2	536,755.2	902,249.0	414,173.7	28,035.5	649,376.6	28,035.5
Sales of silicon ingots	—	170,007.2	483,544.9	342,000.2	82.6	447,490.7	98.9
Sales of silicon wafers	—	—	794,860.1	159,261.2	409,452.1	440,207.7	722,283.3
Sales of solar cells	—	—	—	—	18,750.9	—	89,825.5
Sales of solar modules	—	—	—	—	4,043.1	—	16,740.6
Processing service fees	—	2,390.5	2,960.1	404.7	20,733.4	2,098.4	23,044.4

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,			For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009		2008	2009
Operating Data:
Sales volume:
Recovered silicon materials (metric tons)	128.3	349.1	397.9	183.2	11.7		281.8	11.7
Silicon ingots (MW)	—	12.6	33.1	22.7	0.01		30.2	0.01
Silicon wafers (MW)	—	—	51.4	8.4	58.1		22.8	111.9
Solar cells (MW)	—	—	—	—	2.0		—	11.0
Solar modules (MW)	—	—	—	—	0.25		—	1.2
Average selling price (RMB):
Recovered silicon materials (per kilogram)	906.0	1,537.5	2,267.5	2,260.8	2,398.8	(1)	2,304.7	2,398.8	(1)
Silicon ingot (per watt)	—	13.5	14.6	15.1	6.2		14.8	6.7
Silicon wafer (per watt)	—	—	15.5	19.1	7.4		19.3	6.5
Solar cells (per watt)	—	—	—	—	9.5		—	8.2
Solar modules (per watt)	—	—	—	—	16.4		—	13.4

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

Current and future conditions in the financial and credit markets could materially and adversely affect our business and results of operations.

As widely reported, financial and credit markets in the United States, Europe and Asia have been experiencing extreme disruption, volatility and deterioration in recent months including, among other things:

•	severely diminished liquidity and credit availability for all classes of borrowers across all markets;

•	increasing doubts regarding solvency of banks, insurance companies, hedge funds and other credit and capital providers;

•	increasing doubts regarding the solvency of a broad range of corporations;

•	sharp reduction in the valuations of a broad range of widely-held assets and investments, as well as instruments that derive their value from such assets;

•	rating downgrades of corporate debt and related instruments across a broad range of issuers, including both financial institutions and corporate issuers;

•	extreme volatility and continual erosion of value of public securities markets;

•	extreme volatility in currency exchange rates, and sharp erosion in commodity prices; and

•	sharp increase in public debt in the United States and other countries as a variety of programs are announced and implemented by governments seeking to address the foregoing factors.

There is no assurance that there will not be further deterioration in financial and credit markets, and investor and consumer confidence worldwide. Such economic conditions affect our business in a number of ways, including demand for our products, prices and availability of silicon raw materials, prices of our products, availability of financing for our suppliers for their plant construction or manufacturing of products for us, availability of financing for our own operations and for end-users’ solar power projects and fluctuation in exchange rates. All these may have a material adverse effect on our business, results of operations and financial condition.

We are unable to predict the likely duration and severity of the current financial and credit contraction. The resulting effects and changes, including those described above, have had and may continue to have a material adverse effect on our financial condition and results of operations.

The current global recession has had and may continue to have a material adverse effect on demand for our products.

The economies of the United States, Europe and Asia have experienced and may continue to experience a severe and prolonged recession that is widely reported to be the deepest since the middle of the last century. Because the end users of solar energy products are consumers, utilities companies and businesses throughout the world, the recession has had a material adverse effect on demand for solar energy products, including ours.

Demand for household solar generating systems, one of the primary drivers for sales of crystalline silicon wafers, solar cells and solar modules, is correlated with the construction and sale of new homes and the improvement and renovation of existing homes. The construction and sale of new homes has rapidly declined as a result of sharply falling values and lack of access to mortgage financing for home buyers, and consequently new installations have declined. In addition, as the value of existing homes falls, homeowners become less inclined to make investments in their homes and retrofit installations have also declined. Moreover, as the installation cost of most household solar generating systems has typically been partially debt financed, the unavailability of consumer finance for these purposes may cause consumers to postpone or abandon plans to install such systems. The same factors have also influenced and may continue to influence decisions by businesses to invest in solar energy systems.

Commercial real estate development, another driver for sales of crystalline silicon solar energy products, has been particularly adversely affected by the recession, as the availability of debt financing, which is essential to development projects, has contracted. The broad decline of economic activity has undermined confidence in the economy generally, and projections relating to rental rates and other fundamentals are now subject to downward revision.

Moreover, a reduction in economic activity may lead to a reduction in electric power demand, which could cause the price of conventionally-generated electricity to fall, thus increasing the price differential between solar power and conventional power. Such an increased price differential could discourage investment in solar generating systems, which would in turn decrease demand for our products.

Governments in many countries, such as the United States and China, have passed stimulus packages that include substantial support for renewable energy, including funds for solar energy projects. As a result of such government initiatives and other demand drivers for solar power products, the demand for solar power products has shown signs of significant recovery. However, in other countries, increasing budgetary pressures could reduce or eliminate government subsidies and economic incentives for on-grid solar power applications.

In addition, some economists are predicting that the global economy could continue to experience a prolonged recession or even a depression. Such conditions could have a material adverse effect on the demand for our products and our results of operations. The current economic conditions and uncertainty about future economic conditions make it challenging for us to forecast our results of operations, make business decisions and identify the risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, results of operations and financial condition may be materially and adversely affected.

A significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations.

A majority of our products sold are eventually incorporated into solar power systems, which are utilized in both the on-grid and off-grid markets. In the case of on-grid applications, the solar power systems are connected to the utility grid and generate electricity which is then fed into the grid, while in the case of the off-grid applications, the solar power systems are not connected to the power grids. We believe that the near-term growth of the market for on-grid and off-grid applications of solar power systems depends substantially on government incentives because the cost of solar power continues to substantially exceed the cost of conventional power in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Countries in Europe, most notably Germany and Spain, certain countries in Asia, including China, Japan and South Korea, as well as Australia and the United States have adopted renewable energy policies. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and reduce dependency on other forms of energy. Nonetheless, the lack of implementation details for recent incentive schemes released by PRC government authorities may cause demand for PV products, including our products, not to grow as rapidly as we expect, if at all. In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global financial crisis may affect the fiscal ability of governments to offer certain types of incentives, such as tax credits. A significant reduction in the scope or discontinuation of government incentive programs, especially those in China and our target overseas markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Reductions in, or eliminations of government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. For example, Spain has set a national installation cap of 500 MW for feed-in tariffs in 2009, which may significantly reduce incentives for solar power industry. It has been reported in January 2010 that Germany may cut solar subsidiaries significantly in 2010 and beyond. A significant reduction in the scope or discontinuation of government incentive programs, especially those in the target markets of our major customers, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in existence since June 2006 and have limited operating history with respect to each of our principal products. We commenced processing recoverable silicon materials in June 2006, manufacturing monocrystalline ingots and wafers in August 2007 and March 2008, respectively, and manufacturing multicrystalline ingots and wafers in June and July 2008, respectively. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007. In addition, we commenced producing solar modules in August 2009. We made our first commercial shipments of monocrystalline ingots and wafers in August 2007 and March 2008, respectively, and our first commercial shipments of multicrystalline wafers and solar cells in July 2008 and 2009, respectively. We made our first commercial shipment of solar modules in August 2009.

Our future success will require us to scale up our production capacity beyond our existing capacity and further expand our customer base. Our business model and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. To address these risks, we must, among other things, continue to (i) respond to competitive pressures and volatile market developments, (ii) attract, retain and motivate qualified personnel, (iii) implement and successfully execute our further vertical integration and expansion plans and (iv) improve our technologies. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth in periods prior to the global recession, we cannot assure you that our revenues will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to manufacture and sell new products in a volatile and challenging market.

Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

We expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our products to a relatively small number of customers. For the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, sales to customers that individually exceeded 10% of our revenues accounted for approximately 53.8%, 47.1% and 10.7%, respectively, of our revenues. Our relationships with such key customers were developed over a short period of time and are generally in their early stages. In particular, these key customers are either our silicon wafer customers or recovered silicon materials customers. We plan to use substantially all of our output of recovered silicon materials for our own silicon wafer production and use an increasing amount of our silicon wafers in our own solar cell and solar module production as we expand our solar cell and solar module production capacity. As a result, our silicon wafers and recovered silicon materials available for sale to such key customers may decrease over time or we may eventually cease selling our silicon wafers and recovered silicon materials to such key customers. We cannot assure you that these customers will continue to generate significant revenues for us or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, although as of the date of this prospectus, we had long-term sales contracts with four customers outstanding for the sale of an aggregate of approximately 266 MW of silicon wafers from 2010 to 2013, we may allow our customers flexibility in relation to the volume, timing and pricing of their orders under these contracts on a case-by-case basis. Therefore, the volumes of silicon wafers actually purchased by customers under these contracts in any given period and the timing and amount of revenues we recognize in such period may not correspond to the terms of these contracts. As a result, the revenues we recognize from sales under these contracts from period to period may vary, and such variance could have a material adverse effect on our results of operations.

Our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings.

Our future success depends, to a large extent, on our ability to increase vertical integration and expand our production capacity. We plan to increase our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010. If we are unable to do so, we will not be able to achieve our goal of becoming a leading vertically integrated solar product supplier, attain the desired level of economies of scale in our operations or cut the marginal production cost to the level necessary to effectively maintain our pricing and other competitive advantages. This expansion has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and is subject to significant risks and uncertainties, including:

•

in order to finance our production capacity expansion, we may need to continue to contribute significant additional capital to our operating subsidiaries through bank borrowings or the issuance of our equity or debt securities, which may not be available on reasonable terms or at all, particularly in light of the recent credit market contraction, and which could be dilutive to our existing shareholders. Such capital contributions would also require PRC regulatory approvals in order for the proceeds from such issuances to be remitted to our operating subsidiaries, which approvals may not be granted in a timely manner or at all;

•

we will be required to obtain government approvals, permits or documents of similar nature with respect to any acquisitions or new expansion projects, and we cannot assure you that such approvals, permits or documents will be obtained in a timely manner or at all;

•

we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that does not meet our specifications, and other operating difficulties;

•

we are using new equipment and technology for our solar cell and solar module production and to lower our unit capital and operating costs, but we cannot assure you that such new equipment and technology will perform as we anticipate; and

•	we may not have sufficient management resources to properly oversee capacity expansion as currently planned.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to undertake our capacity expansion plans as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability.

In addition, due to the volatile market conditions resulting from the recent global economic downturn, we may have limited access to financing to fund working capital requirements, or may have to adjust the terms of our contracts with our suppliers or customers to accommodate their requests, or our suppliers and customers may be unable to perform their obligations under our existing contracts with them. Furthermore, we may be unable to secure new sales contracts, raw materials and equipment required for our production. The occurrence of any of these events would affect our ability to achieve economies of scale and higher utilization rates, which may in turn hinder our ability to increase vertical integration and expand our production capacity as planned.

If the market prices of solar power products continue to decline and we are unable to lower our costs correspondingly, our results of operations may be adversely affected.

The prices of solar power products are based on a variety of factors, including, among others, polysilicon prices, supply and demand conditions and sales terms. In the second half of 2008 and the first half of 2009, industry demand for polysilicon was seriously affected by the global recession and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global recession continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers, which further reduced the market prices of virgin polysilicon and downstream solar power products, including our products. While the prices of our products have become relatively stable since June 2009, they may decline again in the future. To the extent the market prices of our products decline again and we are unable to lower our costs in line with the price decline, whether through lower costs of our silicon raw materials, lower manufacturing costs as a result of greater economies of scale or enhanced productivity, or through technological advances, our net margins may be adversely affected.

In light of the rapidly changing market conditions, it was necessary for us to respond to such changes by renegotiating terms such as pricing, volumes and payment schedules of polysilicon we are required to purchase under our long-term supply contracts. If prices of solar power products decline again, there is no assurance that we will be able to continue to make timely adjustments to our long-term supply contracts successfully or at all. Such declines may adversely affect our profit margins and have a material adverse effect on our results of operations.

Moreover, we may have to accommodate the request of our customers to adjust the terms of our sales agreements, including such terms as prices and contracted sales volumes, in order to maintain sales and our long-term relationships with such customers. For example, due to volatile market conditions resulting from the recent global economic downturn, some of our silicon wafer customers renegotiated their long-term sales contracts to reduce selling prices or change fixed prices to variable prices to reflect market price trends, while other silicon wafer customers have asked us to postpone shipment dates specified in their long-term sales contracts with us. In addition, some of our silicon wafer customers have changed the type of products purchased in order to adjust to their customers’ needs. If prices of solar products decline again, our customers’ performance of long-term sales contracts may become increasingly unpredictable, which could adversely affect our shipment volumes and results of operations.

We may not be able to obtain sufficient silicon raw materials in a timely manner, which could have a material adverse effect on our results of operations and financial condition.

Up to mid-2008, an industry-wide shortage of virgin polysilicon, the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, in the second half of 2008 and first half of 2009, industry demand for solar power products was seriously affected by the global recession and credit market contraction. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008, which further reduced the market prices of virgin polysilicon and downstream solar power products, including our products. Nevertheless, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

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the terms of our silicon material supply contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all;

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as we only began our business operations in June 2006, we generally do not have a long history with our virgin polysilicon suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis;

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compared to us, many of our competitors who also purchase virgin polysilicon from our suppliers have had longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

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our supply of silicon raw materials is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment. See “—Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.”

If we experience interruption to our supply of silicon raw materials or fail to obtain delivery of silicon raw materials in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues. In addition, our failure to obtain the required amounts of silicon raw materials in a timely manner and on commercially reasonable terms will substantially limit our ability to meet our contractual obligations to deliver products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. Currently, we have two long-term virgin polysilicon supply contracts with Zhongcai Technological Co., Ltd. or Zhongcai Technological, and Hoku, under which we have agreed to procure an aggregate of 5,350 metric tons of virgin polysilicon from 2009 to 2019. The annual prices under our long-term supply contract with Hoku are fixed with declining annual prices over the contract’s nine-year term, and the contract is subject to a prepayment arrangement. The average of the contract prices under the supply contract with Hoku over the term of the contract is slightly above the December 2009 spot market index price as reflected in the Photon Consulting Silicon Price Index, or PCSPI. If the price of virgin polysilicon continues to decrease, this fixed-price, prepaid arrangement may cause our cost of silicon raw materials to be greater than that of our competitors who source their supply of silicon raw materials based on floating-price arrangements or spot market purchases unless we are able to renegotiate or otherwise adjust the purchase prices or volumes. Due to the volatility in the prices of virgin polysilicon, we cannot assure you that the prices under our long-term supply contract with Hoku will be below the spot market price. To the extent we may not be able to fully pass increased costs and expenses on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

In addition, we expect that the prices of virgin polysilicon feedstock may become increasingly volatile, making our procurement planning challenging. For example, if we refrain from entering into more fixed-price, long-term supply contracts, we may miss opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the price declines. In each case, our business, financial condition and results of operations may be materially and adversely affected.

We have grown our business through acquisition and may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

As part of our strategy, our growth is also driven by acquisition. For example, we expanded our product lines into solar cells through our acquisition of Zhejiang Jinko in June 2009, and we may in the future continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources.

In particular, our acquisition of Zhejiang Jinko and future acquisitions may expose us to various risks:

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There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

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There is no assurance that we will be able to maintain customer relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

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Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

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There is no assurance that the expected synergies from the acquisition of Zhejiang Jinko or any other target will actually materialize. If we are not successful in the integration of Zhejiang Jinko or any other target’s operations, we may not be able to generate sufficient revenue from the operations of Zhejiang Jinko, or any such other target to recover costs and expenses of the acquisition.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to remedy the material weaknesses and the significant deficiency in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.

Upon completion of this offering, we will become a public company in the United States and will be subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, will require that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2010. In addition, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with a short operating history and have limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of the preparation and external audit of our consolidated financial statements for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the six-month period ended June 30, 2009, we and our independent registered public accounting firm identified a number of control deficiencies in our internal control over financial reporting, including two material weaknesses and a significant deficiency, as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

The material weaknesses identified were: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by: (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently; and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and disclosures in accordance with U.S. GAAP; and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions, which was evidenced by audit adjustments which included correction of revenue and inventory balance in relation to deliveries to a customer pending the customer’s formal acceptance as of December 31, 2008 and correction to preferred share accretion and earnings per share for the year ended December 31, 2008.

The significant deficiency was the lack of formally documented corporate accounting policies in relation to the preparation of financial statements in accordance with U.S. GAAP.

Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. Following the identification of these material weaknesses and control deficiencies, we have begun taking and/or plan to take actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these actions and measures may not be sufficient to address the material weaknesses and significant deficiency in our internal control over financial reporting to provide reasonable assurance that our internal control over financial reporting is effective, and we cannot yet conclude that such control deficiencies have been fully remedied. In addition, we cannot assure you if or when we will be able to remedy these control deficiencies or that our independent registered public accounting firm will agree with our assessment. Our failure to remedy these control deficiencies, identify and address any other material weaknesses or significant deficiencies, and implement new or improved controls successfully in a timely manner could result in inaccuracies in our financial statements and could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

We plan to continue to address and remedy these control deficiencies in time to meet the deadline for compliance with the requirements of SOX 404. Effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to timely achieve and maintain the adequacy of our internal control could result in a loss of investor confidence in the reliability of our reporting processes, which could negatively impact the market price of our ADSs. Moreover, we anticipate that we will incur considerable costs and devote significant management time and other resources to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act.

We may not be successful in expanding our product lines to include new products, which could limit our growth prospects.

In line with our strategy to become a leading vertically integrated solar product supplier, we commenced producing solar cells and solar modules in July and August 2009, respectively. We plan to increase our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010. However, we had no prior experience in the manufacturing of solar cells or solar modules prior to our acquisition of Zhejiang Jinko in June 2009. Zhejiang Jinko had only approximately two years of experience in the manufacturing of solar cells before it was acquired by us and had no experience in the mass-production of solar modules. Solar cell and solar module production involves processes and technologies that are significantly different from the processing of recovered silicon materials and the production of silicon ingots and wafers. We will also need to establish relationships with customers and suppliers for our solar cells and solar modules which will be different from existing customers and suppliers for our silicon wafers. As such, we face various risks relating to the commencement of these new business operations, including our potential failures to:

•	procure solar cell and solar module production equipment and supplies of consumables and other materials for the production of solar cells and solar modules at reasonable costs and on a timely basis;

•	attract, train, motivate and retain skilled employees, including technicians and managers at different levels, for our solar cell and solar module production;

•	produce solar cells and solar modules cost-effectively and maintain adequate control of our expenses in relation to the production of solar cells and solar modules;

•	achieve acceptable quality of our solar cells and solar modules;

•	develop and retain customers for our solar cells and solar modules and increase the market awareness of our solar cells and solar modules;

•	keep up with evolving industry standards and market developments and respond to competitive market conditions; or

•	protect our proprietary technologies relating to the production of solar cells and solar modules.

In addition, we may continue to develop and produce new products, which may expose us to similar risks above. If we are unsuccessful in addressing any of these risks, our business, financial position and results of operations may be materially and adversely affected.

We manufacture our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

Our manufacturing facilities for the production of silicon ingots, wafers and solar modules are, and will continue to be, located in Shangrao, Jiangxi Province while our manufacturing facilities for the production of solar cells are located in Haining, Zhejiang Province. We expect to use an increasingly large portion of our silicon wafer output for our own solar cell production, and as a result, we transport a substantial volume of our silicon wafers from Shangrao to Haining to be processed into solar cells. Our principal manufacturing base for our solar modules is located in Shangrao, and as a result, we need to transport a substantial volume of our solar cells from Haining to Shangrao to be processed into solar modules. The geographical separation of our manufacturing facilities necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Shangrao and Haining. The distance between Shangrao and Haining is approximately 410 kilometers and the two cities are connected by roads and railway. The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increase in transportation costs, (ii) loss of our silicon wafers and/or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic between Haining and Shangrao; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

We may not be able to manage our expansion of operations effectively.

In anticipation of the growth in demand for our products, we plan to increase vertical integration and expand our business operations significantly. Our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis or at all, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties, which may be significant, for non-delivery or failure to meet delivery schedules or product specifications and allow a termination of the contract by our customer. If any of our customers invoke these clauses against us, we may lose future sales and need to defend against the relevant claims, which could be time consuming and expensive. We may be found liable under these clauses and be required to pay damages.

The success of our business expansion and operational growth depends on the improvement of our operational and financial systems, enhancement of our internal procedures and controls, and effective recruitment of, training and retention of technicians and skilled employees. If we fail to improve our operational and financial systems, enhance our internal procedures and controls and risk monitoring and management system and recruit, train and retain adequate management resources, we may not be able to take advantage of growth opportunities or identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our dependence on a limited number of suppliers for a substantial majority of silicon materials could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2008 and the nine months ended September 30, 2009, our five largest suppliers, including the VIEs, supplied in the aggregate approximately 81.2% and 54.5%, respectively, of our total silicon material purchases by value. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply silicon materials that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

Prepayment arrangements to suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of September 30, 2009, we had approximately RMB396.1 million (US$58.0 million) of advances to suppliers. We do not receive collateral to secure such payments for some of these contracts. Our prepayments, secured or unsecured, would expose us to the credit risks of our suppliers in the event that our suppliers become insolvent or bankrupt and would undermine our chances of obtaining the return of such payments. Moreover, we may not be able to recover such prepayments and would suffer losses if any of our suppliers fails to fulfill its contractual delivery obligations to us for any other reason. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. See “— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.” In addition, if the market price of silicon raw materials decreases, we may not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. To the extent that we are unable to pass these increased costs and expenses to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.

We have entered into a long-term supply contract with Hoku, a virgin polysilicon supplier, pursuant to which we had made a total prepayment of US$20.0 million to Hoku as of July 8, 2009. Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon we have contracted for. While our prepayment is secured by a lien on Hoku’s assets according to the terms of our supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. In Hoku’s quarterly report for the quarter ended June 30, 2009 filed on Form 10-Q on August 3, 2009, Hoku disclosed that it would need to raise additional capital to finance its plant construction project, and if it could not raise sufficient capital or manage its liquidity, there would be substantial doubt that Hoku would be able to continue as a going concern through at least June 30, 2010. On September 22, 2009, Hoku disclosed on its Form 8-K that it had reached an agreement with its contractor, JH Kelly LLC, or JH Kelly, and confirmed the plan for JH Kelly to complete the construction of Hoku’s virgin polysilicon manufacturing facility. As of September 30, 2009, we did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. On December 23, 2009, Hoku publicly announced that on December 22, 2009, it issued shares and warrants representing a majority of its shares to Tianwei New Energy Holdings Co., Ltd., or Tianwei, a PRC company engaged in the manufacturing of silicon wafers, solar cells and modules. In exchange, Tianwei cancelled US$50 million of indebtedness that Hoku would be obligated to repay to Tianwei under certain polysilicon supply agreements and Tianwei agreed to provide Hoku with a loan of US$50 million through China Construction Bank in two tranches within 60 days after December 22, 2009. Tianwei has also committed to assist Hoku in obtaining additional financing that may be required by Hoku to construct and operate its virgin polysilicon manufacturing facility. Pursuant to the arrangement between Hoku and Tianwei, Tianwei has the right to appoint a majority of the directors of Hoku Scientific, thus giving Tianwei control of Hoku. However, if Hoku is not successful in obtaining financing from Tianwei or Hoku fails to complete construction of the virgin polysilicon manufacturing facility, causing it to fail to fulfill its contractual delivery obligations to us, or if Hoku ceases to continue as a going concern, we may have difficulty recovering all or any of the deposits we have paid to Hoku. In any such case, we may be obliged to record provisions for impairment loss for all or part of our prepayments to Hoku, which could have a material adverse effect on our financial condition. Moreover, because Tianwei is our competitor, Hoku could decide to discontinue supplying, or reduce its supply of, virgin polysilicon to us after the termination of the current contract. If Hoku fails to fulfill its contractual delivery obligations to us on time or at all, we may not be able to procure replacement virgin polysilicon from other suppliers on a timely basis and on commercially reasonable terms and our production may be interrupted, which could have a material adverse effect on our results of operations and financial condition.

Increases in electricity costs or shortage or disruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years. Our per kilowatt-hour, or kWh, electricity price increased from RMB0.525 in 2007 to RMB0.584 (US$0.085) for the nine months ended September 30, 2009. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. For example, we experienced a production disruption at our facilities in the Shangrao Municipality due to power blackouts resulting from severe winter weather conditions in early 2008. Any disruption in the power supply to our furnaces could result in the loss of an entire production run. To prevent further disruption in our power supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. have completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site. The electric power transformation and distribution substation currently has an annual capacity of 438 million kWh and is expected to be sufficient to support our current operations and our expansion plans through 2010. However, we cannot assure you that there will not be further disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

Decreases in the price of silicon raw materials and products may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. The current global economic downturn and market instability make it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the price of silicon materials and products, we recorded inventory provision of RMB5.2 million and RMB4.6 million (US$0.7 million) as of December 31, 2008 and September 30, 2009 respectively. If the prices of silicon materials and products decrease again, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for monocrystalline and multicrystalline silicon wafers, solar cells and solar modules are intensely competitive. As we build up our solar cell and solar module production capacity and increase the output of these two products, we compete with manufacturers of solar cells and solar modules such as BP Solar Inc., or BP Solar, Sharp Corporation, SunPower Corporation, Suntech Power Holdings Co., Ltd., or Suntech, Trina Solar Ltd., or Trina, and Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, in a continuously evolving market. In the silicon wafer market, our competitors include international vendors such as MEMC Electronic Materials, Inc., or MEMC, Deutsche Solar AG, or Deutsche Solar, M. SETEK Co., Ltd., or M. SETEK, and PV Crystalox Solar plc, or PV Crystalox, as well as companies with operations in China such as ReneSola, LDK Solar, or LDK, Jiangsu Shunda Group, or Shunda, Jiangyin Hairun Science & Technology Co., Ltd., or Hairun, Shanghai Comtec Solar Technology Co., Ltd., or Comtec. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

Many of our current and potential competitors have a longer operating history, stronger brand recognition, more established relationships with customers, greater financial and other resources, a larger customer base, better access to raw materials and greater economies of scale than we do. Furthermore, many of our competitors are integrated players in the solar industry that engage in the production of virgin polysilicon and solar modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers.

Moreover, due to the growth in demand for monocrystalline and multicrystalline wafers, solar cells and solar modules, we expect an increase in the number of competitors entering this market over the next few years. The key barriers to entry into our industry at present consist of availability of financing and availability of experienced technicians and executives familiar with the industry. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into our industry, resulting in loss of our market share and increased price competition, which could adversely affect our operating and net margins.

We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of monocrystalline or multicrystalline wafers without compromising product quality. For example, some companies are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than monocrystalline or multicrystalline solar power products. These alternative photovoltaic products may cost less than those based on monocrystalline or multicrystalline technologies while achieving the same level of conversion efficiency, and therefore, may decrease the demand for monocrystalline and multicrystalline wafers, which may adversely affect our business prospects and results of operations.

In addition, the solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry is not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of wide commercial adoption and application of solar power technology, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology proves unsuitable for wide commercial adoption and application or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenue and net income to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies enabling them to produce silicon wafers that could yield higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our revenue and net income to decline.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost of solar power and make it less desirable, thereby decreasing the demand for our products, harming our business, prospects, results of operations and financial condition.

In addition, we anticipate that solar power products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection, and metering and related matters. Any new government regulations or utility policies pertaining to solar power products may result in significant additional expenses to the users of solar power products and, as a result, could eventually cause a significant reduction in demand for our products.

We may be subject to significant vacant land fees or even forfeit our land use rights with respect to two pieces of land zoned for residential use.

In January and June 2008, Jiangxi Jinko obtained the land use rights for two parcels of land zoned for residential use in the Shangrao Economic Development Zone with site areas of approximately 102,507 square meters and 133,334 square meters, respectively. Jiangxi Jinko paid an aggregate amount of RMB157.7 million in relation to such land use rights, including land use right fees of RMB151.5 million and relevant taxes and fees of RMB6.2 million. Under the agreement between the local land and resource bureau and Jiangxi Jinko, Jiangxi Jinko is only permitted to develop residential buildings on these two parcels of land and are required to commence its construction and development work no later than August 31, 2008 and December 31, 2008, respectively. While we intend to construct employee dormitories on these two parcels in connection with our capacity expansion plans for our silicon wafer and solar module production, we have not started construction on these parcels of land yet and do not have any concrete plan for construction either.

Under the relevant PRC laws and regulations, unless the delay of the construction is caused by force majeure, government actions or any necessary pre-construction work, if Jiangxi Jinko fails to commence construction and development work on these two parcels of land within one year after the respective deadlines, it may be subject to a fine of 20% of the land use right fees, which is up to approximately RMB30.3 million. We may also be subject to liquidated damages for failure to commence construction promptly. If Jiangxi Jinko does not commence construction and development work within two years after the respective deadlines, it may forfeit its land use rights without compensation. Jiangxi Jinko obtained a confirmation letter dated August 16, 2009 issued by the local land and resource bureau, or the local land bureau, in which the local land bureau confirmed that the two parcels of land had not been delivered to Jiangxi Jinko because the pre-construction work had not been finished by the local land bureau, and therefore, Jiangxi Jinko would not be subject to any vacant land fees or liquidated damages due to its failure to commence construction before the above-mentioned deadlines. The letter further confirmed that Jiangxi Jinko’s ownership to the two parcels of land would not be affected.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. Our equipment suppliers include Miyamoto Trading Limited, or Miyamoto, GT Solar Incorporated, or GT Solar, Changzhou Huasheng Tianlong Mechanical Co., Ltd or Huasheng Tianlong, NPC Incorporated, or NPC. These suppliers have supplied most of our current principal equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion plan. We have entered into contracts with these and other equipment manufacturers to purchase additional equipment from them for our planned expansion of annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010.

If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise fail to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production could be adversely affected.

We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We will also need to raise fund for the expansion of our production capacity and other investing activities, as well as our research and development activities in order to remain competitive. We believe that our current cash, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future acquisitions, expansions, market changes or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

We do not expect to require customers to make advance payments to us in the future and began selling our products on credit terms, which may increase our working capital requirements and expose us to the credit risk of our customers.

Historically, we required customers, including our long-term customers, to make prepayments equivalent to a certain percentage of the contract price before product delivery, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. However, as the market becomes increasingly competitive, we do not expect to enter into further sales contracts that will require our customers to make prepayments.

Commencing in the fourth quarter of 2008, we also began selling our products to some customers on credit terms and allowed them to delay payments of the full purchase price for a certain period of time after delivery of our products. Eliminating advance payment arrangements and starting credit sales to our customers have increased, and may continue to increase our working capital requirement, which may negatively impact our short-term liquidity. Although we have been able to maintain adequate working capital primarily through cash generated from our operating activities, we may not be able to continue to do so in the future and may need to secure additional financing for our working capital requirements. If we fail to secure additional financing on a timely basis or on terms acceptable to us, our financial conditions, results of operations and liquidity may be adversely affected. In addition, we are exposed to the credit risk of our customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make payments to us on time.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We commenced sales in overseas markets in May 2008, when we exported a small portion of our products to Hong Kong. We plan to increase sales outside of China and expand our customer base overseas. However, the marketing, distribution and sale of our products in overseas markets may expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•

increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services;

•	failure to obtain or maintain certifications for our products or services in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements;

•	difficulty in employing and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

We may be subject to non-competition or other similar restrictions or arrangements relating to our business.

We may from time to time enter into non-competition, exclusivity or other restrictions or arrangements of a similar nature as part of our sales agreements with our customers. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into sales agreements with new or existing customers that plan to sell our products, in certain markets. As a result, such restrictions or arrangements may have a material adverse effect on our business, financial condition and results of operation.

Our failure to maintain sufficient collaterals under certain pledge contacts for our short-term bank loans may materially and adversely affect our financial condition and results of operations.

As of September 30, 2009, Jiangxi Jinko had short-term bank borrowings of RMB219.0 million (US$32.1 million) with Bank of China, Shangrao Branch, or Shangrao Bank of China and Agricultural

Bank of China, Shangrao Branch. These borrowings were secured by certain of our inventory. The net book value of the inventory at the time of the pledge contracts amounted to approximately RMB539.9 million (US$79.1 million). Due to the decline in the prices of silicon raw materials, the net book value of our inventory has decreased. According to the pledge contracts, loan agreements and applicable laws, we may be requested by the pledgees to provide additional collaterals to bring the value of the collaterals to the level required by the pledgees. If we fail to provide additional collaterals, the pledgees will be entitled to require the immediately repayment by us of the outstanding bank loans, otherwise, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collaterals or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collaterals in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

We may be exposed to the credit and performance risks of a third party and may materially and adversely affect our financial condition.

On June 13, 2009, we entered into a loan agreement, or the Heji Loan Agreement, with Jiangxi Heji Investment Co., Ltd., or Heji Investment, for loans with an aggregate principal amount of up to RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the entrusted loan agreements with Agricultural Bank of China, or the Entrusted Loan Agreements. In connection with the Heji Loan Agreement, we entered into a guarantee agreement, or the Guarantee Agreement, with Jiangxi International Trust Co., Ltd., or JITCL, on May 31, 2009 to guarantee Heji Investment’s repayment obligations to JITCL under a loan agreement, or the JITCL Loan Agreement, pursuant to which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years. None of the Heji Loan Agreement, the Entrusted Loan Agreements, the Guarantee Agreement and the JITCL Loan Agreement requires Heji Investment to apply the proceeds it will receive from our repayment of the entrusted loans to perform its repayment obligations under the JITCL Loan Agreement. If Heji Investment fails to perform its obligations under the JITCL Loan Agreement for any reason or otherwise defaults thereunder, we will become liable for Heji Investment’s obligations under the JITCL Loan Agreement. We cannot assure you that Heji Investment will apply the proceeds of our loan repayment under the Entrusted Loan Agreements to perform its obligations under the JITCL Loan Agreement or otherwise make full repayment thereunder upon maturity. We may not be released from our obligations under the Guarantee Agreement even if we repay in full the entrusted loans. In addition, we may not be released from our repayment obligations under the Entrusted Loan Agreements even if we are asked to fulfill our obligations as guarantor under the Guarantee Agreement. If any of the above occurs, we may be required to perform obligations under both the Entrusted Loan Agreements and the Guarantee Agreement, which would have a materially adverse effect on our financial condition.

Our research and development initiatives may fail to enhance manufacturing efficiency or quality of our products.

We are making efforts to improve our manufacturing processes and improve the conversion efficiency and quality of our products. We plan to focus our research and development efforts on improving each step of our production process, making us an industry leader in technological innovation. In addition, we undertake research and development to enhance the quality of our products. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield products with expected quality. In addition, the failure to realize the intended benefits from our research and development initiatives could limit our ability to keep pace with rapid technological changes, which in turn would hurt our business and prospects.

Failure to achieve satisfactory production volumes of our products could result in a decline in sales.

The production of silicon wafers, solar cells, solar modules, silicon ingots and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. We have from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. This would result in higher marginal production costs and lower than expected output, which could have a material adverse effect on our results of operations.

Our operating results may fluctuate from period to period in the future.

Our results may be affected by factors such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply and other key production inputs. In particular, our results may be affected by the general economic conditions and the state of the credit markets both in China and elsewhere in the world, which may affect the demand for our products and availability of financing resources. The rapid expansion of virgin polysilicon manufacturing capacity and falling demand for solar power products including our products resulting from the global recession and credit market contraction caused the prices of solar power products including our products to decline in the fourth quarter of 2008 and first half of 2009. As a consequence, although we experienced revenue growth in periods prior to the global recession, our profit margins were adversely affected in the fourth quarter of 2008 and first half of 2009. In addition, because demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems, our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Further, in order to become a fully-integrated maker of solar power products, we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, and the respective manufacturing capacities of each product in the value chain have not been perfectly matched. To fully capture demand for various types of solar power products, at different times during 2009 we sold silicon wafers and solar cells as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for the manufacturing of solar cells and solar modules, respectively, and sold these solar cells and solar modules as end-products. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and our total revenues were larger and our gross profit margin was lower as we were not able to capture the profit in the entire value chain. Our outsourcing of production of a small proportion of silicon wafers and solar cells also has a negative impact on gross margin. In future periods, our sales revenues and gross profit margin may vary as we better match our silicon wafer and solar cell capacity to our solar module capacity. In addition, from time to time we may apply for and receive government incentives in the form of subsidy income, and the amount of such subsidy varies from period to period, which may cause our net income and net margin to vary from period to period. For the nine months ended September 30, 2009, we received government subsidy totaling RMB8.3 million

(US$1.2 million), which included subsidy for our expansion of production scale, technology upgrades and development of export markets. We estimate that we received government subsidy income of approximately RMB281 thousand for the three months ended December 31, 2009. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers. Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, which normally ranges from seven to 45 working days after delivery, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within seven days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects. Our solar modules are typically sold with either a two-year or five-year warranty for all defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be adversely affected.

As the import of recoverable silicon materials is subject to approvals from relevant governmental authorities, if we have to import recoverable silicon materials in the future for our silicon ingot manufacturing and we cannot obtain such approvals in a timely manner or at all, our raw material supplies may be adversely affected.

Historically, a portion of our recoverable silicon raw materials were imported from overseas suppliers. China has implemented rules regulating the import of waste materials into China, under which waste materials are categorized as “automatically permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “automatically permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of various government authorities, including environmental protection authorities. On July 3, 2009, the PRC Ministry of Environmental Protection, Ministry of Commerce, National Development and Reform Commission, General Administration of Customs and General Administration of Quality Supervision, Inspection and Quarantine jointly issued the Revised Imported Solid Waste Catalogues, or the Revised Catalogues, which became effective on August 1, 2009. According to the Revised Catalogues, recoverable silicon materials with a purity rate above 99.99% fall into the restricted catalogue and, consequently, the import of such recoverable silicon materials is subject to approvals from environmental protection authorities and other relevant governmental authorities. Currently, we do not import any recoverable silicon materials for our silicon ingot production. However, if we have to import recoverable silicon materials in the future to meet our capacity expansion requirement and we cannot obtain relevant approvals in timely manner or at all, we may be unable to obtain recoverable silicon in sufficient quantities to support our production. If this occurs, we may be forced to rely more heavily on virgin polysilicon suppliers to source silicon in quantities sufficient to support our production, resulting in production delays and increased costs, which could materially and adversely affect our business and results of operations.

Fluctuations in exchange rates could adversely affect our results of operations.

Most of our sales since our inception have been denominated in Renminbi. As a result of our business expansion into the U.S. and European markets, we expect that an increasing portion of our sales will be denominated in U.S. dollar and Euro. A portion of our costs and capital expenditures, including purchase of raw materials and equipment from foreign vendors, are denominated in U.S. dollars and Japanese Yen. We do not currently hedge our exchange rate exposure. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. In 2008, we incurred foreign exchange losses of approximately RMB5.0 million as one third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, may affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in Renminbi and the functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares and ADSs or for other business purposes, including foreign debt service, a decline in the value of Renminbi against the U.S. dollar would reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, in a reversal of a long-standing policy, the PRC government announced that the Renminbi would be permitted to fluctuate within a narrow and managed band against a basket of specified foreign currencies. Since this announcement, the value of the Renminbi has been fluctuating. The Renminbi appreciated against the U.S. dollar by approximately 5.7% as of December 31, 2006, approximately 11.9% as of December 31, 2007, approximately 17.6% as of December 31, 2008 and approximately 17.5% as of December 31, 2009. However, influenced by the global economic crisis, the exchange rate between U.S. dollar and Renminbi has become more unpredictable. While international reactions to the Renminbi revaluation have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible foreign currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. There can be no assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). Conversely, significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our ADSs are expected to be quoted in U.S. dollars, whereas most of our revenues, costs and expenses are denominated in Renminbi.

In addition, as we increase our sales to international customers, we expect the portion of our sales denominated in foreign currencies, particularly, U.S. dollars and euros to our total revenue will increase. We also expect to incur increased foreign currency denominated capital expenditures in connection with our capacity expansion plans. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. These could expose us to significant risks resulting from fluctuations in currency exchange rates, particularly, among Renminbi, the U.S. dollars, Japanese Yen and euros.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards and labor disputes.

We may experience earthquakes, floods, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, such as furnaces, squaring machines and wire saws, and we also use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

In addition, our silicon wafer and solar module production and storage facilities are located in close proximity to one another in the Shangrao Economic Development Zone in Jiangxi Province, and our solar cell production and storage facilities are located in close proximity to one another in Haining, Zhejiang Province. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in either of the two locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which could adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

We experienced a production disruption due to power blackouts at our facilities in the Shangrao Municipality resulting from severe winter weather conditions in early 2008. In May 2008, Sichuan Province in southwest China experienced a severe earthquake. Although the Sichuan Province earthquake did not materially affect our production capacity and operations, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao and Haining in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenues anticipated to be derived from the relevant facilities.

As our founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this prospectus, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned approximately 35.8%, 21.5% and 14.3%, respectively, of our outstanding ordinary shares on an as-converted basis. Xiande Li, the brother-in-law of Kangping Chen, and Xianhua Li are brothers. Upon completion of this offering, an aggregate of approximately 53.65% of our outstanding ordinary shares will be held by our founders. If the founders act collectively, they will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs. In addition, under our third amended and restated articles of association that will become effective upon the completion of this offering, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholder resolution may be passed at our shareholder meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

Our founders may be obligated to transfer up to 41.3% of our issued and outstanding share capital to holders of our series B redeemable convertible preferred shares for no further consideration, which may result in our founders losing control of our company.

In connection with the investment by the holders of series B redeemable convertible preferred shares in us, our founders executed and delivered a commitment letter to the holders of our series B redeemable convertible preferred shares on December 16, 2008, which was subsequently amended on June 22, 2009. Pursuant to the June 2009 Modification, we will deliver to the holders of series B redeemable convertible preferred shares our audited financial statements for 2009 by April 30, 2010 and our audited financial statements for 2010 by April 30, 2011. If by the time we deliver our audited financial statements for 2009 or 2010, the Qualified IPO has not been completed and our net income after certain adjustments is less than the target amount for 2009 or 2010, as the case may be, our founders will be obligated to transfer to the holders of series B redeemable convertible preferred shares for no further consideration an aggregate of up to 26,273,540 ordinary shares, representing 41.3% of our issued and outstanding share capital immediately before this offering, which may result in our founders losing control of our company. This offering is expected to constitute a Qualified IPO. See “Description of Share Capital—History of Share Issuances and Other Financings—Share Exchange”, “—June 2009 Modification” and “—September 2009 Modification.” If such transfer occurs, our founders may be unwilling or unable to continue to serve our company in their present positions, and we may not be able to replace them readily with a management team with comparable experience, commitment and incentives in managing our company, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new management team and other personnel. In addition, if any of our founders joins a competitor or forms a competing company, we may lose some of our customers and market share. As a result, our business and results of operation may be materially and adversely affected. See “—Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.”

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We carry limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted a share incentive plan on July 10, 2009 which was subsequently amended and restated, or the 2009 Long Term Incentive Plan. As of the date of this prospectus, we reserved 7,325,122 ordinary shares under the 2009 Long Term Incentive Plan, and share options with respect to 3,024,750 ordinary shares have been granted to our directors, officers and employees pursuant to such plan. In December 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in the first quarter of 2006, prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. In addition, we have agreed to grant certain of our officers and employees options to purchase 726,250 ordinary shares at an exercise price of 85% of the initial public offering price per share. As a result, we will incur additional share-based compensation expenses resulting from the difference between the exercise price of the options and the initial public offering price per share. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of December 31, 2009, we had three patents and four pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process, related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and to manufacture and sell our recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li, who are our founders. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” in this prospectus.

Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our products and manufacturing processes, is vital to maintain the quality of our products and improve our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

Compliance with environmental and safe production regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. We are required to comply with all PRC national and local environmental protection regulations. Under such regulations, we are prohibited from commencing commercial operations of our manufacturing facilities until we have obtained the relevant approvals from PRC environmental protection authorities. In addition, we are required to conduct a safety evaluation on our manufacturing and storage instruments every two years and to file the results of the evaluation with the dangerous chemicals safety supervision and administration authorities. We commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required approvals covering all of our existing production capacity except a portion of our solar cell production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for any prior non-compliance with the PRC environmental protection and safe production regulations. We are still in the process of obtaining the requisite environmental approval for the portion of our solar cell production capacity and we cannot assure you that we will be able to obtain such approval in a timely manner or at all. Failure to obtain such approval may subject us to fines or disrupt our operations, which may materially and adversely affect our business, results of operations and financial condition.

In addition, the PRC government may issue more stringent environmental protection and safe production regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmental and safe production laws and regulations, we may be required to pay fines, suspend production or cease operation. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

Future failure to make full contribution to the registered capital of our principal operating subsidiaries in China may subject us to fines, which may materially and adversely affect our reputation, financial condition and results of operations.

In September 2008, Jiangxi Jinko, one of our principal subsidiaries in China, obtained the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province for the increase in its registered capital to US$190.0 million, approximately US$81.5 million of which has been contributed as of the date of this prospectus. Under the relevant PRC laws and regulations, Paker, our wholly owned subsidiary and Jiangxi Jinko’s sole shareholder, is required to contribute the remaining US$108.5 million by the end of January 2011. On December 7, 2009, Zhejiang Jinko was approved by the Foreign Trade and Economic Cooperation Bureau of Haining to increase its registered capital to US$34.0 million, approximately US$24.6 million of which has been contributed as of the date of this prospectus. According to the relevant PRC laws and regulations, Jiangxi Jinko and Paker are required to contribute the remaining approximately US$9.4 million to the registered capital of Zhejiang Jinko by December 18, 2011. We plan to use part of the proceeds from this offering to make the full contribution before the required deadlines. According to the relevant PRC laws and regulations, failure by a shareholder of a company to make full contribution to the company’s registered capital before the required deadline may subject the shareholder to a fine in the amount of 5% to 15% of the contribution that such shareholder has committed but has failed to make before the deadline. There is no assurance that we will have sufficient funds to make the full contributions to our PRC subsidiaries’ registered capital before such deadlines. If for any reason we fail to raise sufficient funds or otherwise fail to make the full contributions to our PRC subsidiaries’ registered capital before their respective deadlines, we may be subject to such fines, which may materially and adversely affect our reputation, financial condition and results of operations.

Risks Related to Doing Business in China

If we were required to obtain the prior approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008, our failure to do so could have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or Circular 10, which became effective on September 8, 2006. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

We undertook a restructuring in 2007, or the 2007 Restructuring. See “Our Corporate History and Structure—Our Domestic Restructuring”. Our founders and Paker obtained the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, for the acquisition and the share pledge, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both Paker and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level.

To remedy this past non-compliance with Circular 10 in connection with the 2007 Restructuring, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and Paker transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited, or Long Faith, an unrelated Hong Kong company, on July 31, 2008. In addition, we visited Jiangxi MOFCOM in November 2008 and made inquiries regarding the possible adverse effect, if any, that the past non-compliance in connection with the 2007 acquisition and pledge may have on us. Furthermore, on November 11, 2008, Jiangxi MOFCOM confirmed in its written reply to us that there had been no modification to the former approvals for the 2007 acquisition and pledge and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Our PRC counsel, Chen & Co. Law Firm, has advised us that, based on their understanding of current PRC laws and regulations and the confirmation in Jiangxi MOFCOM’s written reply, and because Paker has transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited and has terminated the share pledge and has duly completed all relevant approval and registration procedures for such transfer and termination, the possibility for the approval relating to the 2007 acquisition and pledge to be revoked is remote and our corporate structure currently complies in all respects with Circular 10. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to Paker in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC Law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

As part of our 2008 Restructuring, Jiangxi Jinko and Jiangxi Desun entered into certain transactions, or the 2008 Restructuring Transactions. See “Our Corporate History and Structure—Our Domestic Restructuring.”

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that Circular 10, which governs the merger with or acquisition of shares or assets of PRC domestic enterprises by foreign investors for the purpose of establishing foreign-invested enterprises, does not apply to the 2008 Restructuring Transactions because we believe the 2008 Restructuring Transactions, as a whole, were not a merger with or acquisition of Jiangxi Desun’s shares or assets. However, Circular 10 is unclear in certain respects, including what constitutes a merger with or acquisition of PRC domestic enterprises and what constitutes circumvention of its approval requirements. If MOFCOM subsequently determines that its approval of the 2008 Restructuring Transactions were required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and our company, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, delay or restriction on the repatriation of the proceeds from this offering into China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for or in connection with this offering and the listing of our ADSs on the NYSE, our failure to do so could cause the offering to be delayed or cancelled.

Circular 10 also requires that an offshore special purpose vehicle, or SPV, which is controlled by a PRC resident for the purpose of listing its rights and interests in a PRC domestic enterprise on an overseas securities exchange through the listing of the SPV’s shares, obtain approval from the CSRC prior to publicly listing its securities on such overseas securities exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials that must be submitted by SPVs seeking CSRC approval of their overseas listings. Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that CSRC approval is not required for our initial public offering or the listing of our ADSs on the NYSE because:

•

the CSRC approval requirement under the Circular 10 only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies, or the SPV-domestic company share swap, and there has not been any SPV-domestic company share swap in our corporate history; and

•

Paker’s interest in Jiangxi Jinko was obtained by means of green field investment, or the incorporation of Jiangxi Jinko, rather than through the acquisition of shares or assets of an existing PRC domestic enterprise.

However, if the CSRC or another PRC governmental agency subsequently determines that we are required to obtain CSRC approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take many months. If during or following our offering it is determined that CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business is based in China and a majority of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the PRC economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial conditions and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Recent PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any asset located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. However, they have not yet completed the procedure for amending their registration with regard to the change in our shareholding structure. Although we are cooperating with the relevant SAFE branch to amend their SAFE registration, we cannot assure you that they can complete the amendment procedure in a timely manner. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the new Enterprise Income Tax Law, or the EIT Law, of the PRC and its implementation regulations, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Paker is a Hong Kong company and owns 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to Paker will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from competent PRC tax authority, provided that neither our company nor Paker is deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, an applicant for bi-lateral treaty benefits, including the benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If Paker is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jingko to Paker will be subject to standard PRC withholding tax rates at 10%.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation

promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and Paker. Therefore, although a substantial majority of the members of our management team as well as the management team of Paker are located in China, it remains unclear whether the PRC tax authorities would require or permit our company or Paker to be recognized as PRC tax resident enterprises. If our company and Paker are considered PRC tax resident enterprises for PRC enterprise income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to Paker and ultimately to our company, could be exempt from the PRC withholding tax; however, our company and Paker will be subject to the uniform 25% enterprise income tax rate as to our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC enterprise income tax liabilities.

The implementation regulations of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. The EIT Law and the implementation regulations have only recently taken effect. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “domicile”, which are applicable to our company or Paker. As such, it is not clear how “domicile” will be interpreted under the EIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and Paker are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC enterprise income tax at 10% or a lower treaty rate.

If the dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC enterprise income tax, we would be required to withhold taxes on such dividends, and our overseas shareholders or ADS holders would be required to declare taxes on such gains to PRC tax authorities. In such case, the value of your investment in our shares or ADSs may be materially and adversely affected. Moreover, any overseas shareholders or ADS holders who fail to declare such taxes to PRC tax authorities may be ordered to make tax declaration within a specified time limit and be subject to fines or penalties.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, for cash requirements. If Jiangxi Jinko or Zhejiang Jinko incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulations of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, any of our loans to either of our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiary is approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiary, and must be registered with the local branch of the SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or their local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments.

The enforcement of new labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

A new Labor Contract Law came into effect on January 1, 2008 and the Implementation Rules of Labor Contract Law of the PRC were promulgated and became effective on September 18, 2008. The new Labor Contract Law and the Implementation Rules impose more stringent requirements on employers with regard to entering into written employment contracts, hiring temporary employees and dismissing employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and its Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. As a result of the new law and regulations, our labor costs are expected to increase. Increases in our labor costs and future disputes with our employees could adversely affect our business, financial condition and results of operations.

Our failure to make statutory social welfare payments to our employees could adversely and materially affect our financial condition and results of operations.

According to the relevant PRC laws and regulations, we are required to pay certain statutory social security benefits for our employees, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits. Our failure to comply with these requirements may subject us to monetary penalties imposed by the relevant PRC authorities and proceedings initiated by our employees, which could materially and adversely affect our business, financial condition and results of operations.

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits to be RMB2.4 million, RMB4.7 million and RMB13.8 million (US$2.0 million), respectively, as of December 31, 2007 and 2008 and September 30, 2009. We may be required by the labor administrative bureaus to pay these statutory social security benefits within a designated time period. In addition, an employee is entitled to compensation if such employee terminates its labor contract due to failure by the employer to make due payment of social security benefits. We have made provisions for such unpaid social security benefits of our former and current PRC subsidiaries. However, we cannot assure you that we will not be subject to late charges and penalties for such delinquency. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition and results of operations.

All employee participants in the 2009 Long Term Incentive Plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. For any plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option.

The Stock Option Rule has not yet been made publicly available or formally promulgated by SAFE, but SAFE has begun enforcing its provisions. Nonetheless, it is not predictable whether it will continue to enforce this rule or adopt additional or different requirements with respect to equity compensation plans or incentive plans.

If it is determined that the 2009 Long Term Incentive Plan is subject to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of the 2009 Long Term Incentive Plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under the 2009 Long Term Incentive Plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, severe acute respiratory syndrome, or SARS, or other epidemic outbreak. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the NYSE. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	announcements of new products by us or our competitors;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar industry;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately US$2.68 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the assumed initial public offering price of US$7.00 per ADS (the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus), and

•

the pro forma as adjusted net tangible book value per ADS of US$4.32 as of September 30, 2009, assuming the automatic conversion of our outstanding series A and series B redeemable convertible preferred shares into ordinary shares and after giving effect to this offering.

You may find additional information in the section entitled “Dilution” in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of our outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to the “Dividend Policy” section in this prospectus for additional information regarding our current dividend policy and the risk factor entitled “—Risks Relating to Business Operations in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding share options,

following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

Our management will have broad discretion as to the use of a portion of the proceeds from this offering, and may not use the proceeds effectively.

We will use the net proceeds from this offering for the expansion of our solar cell and solar module production capacity, investment in research and development, and for working capital and other general corporate purposes. However, we have not designated specific expenditures for all of those proceeds. Accordingly, our management will have significant flexibility and discretion in applying our net proceeds of this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend those proceeds. Moreover, our management may use the net proceeds for purposes that may not increase the market value of our ADSs.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares—Deposit and Withdrawal” and “Description of American Depositary Shares—Your Right to Receive the Shares Underlying Your ADRs.”

Holders of ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association that will become effective upon the completion of this offering, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

As a holder of our ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, as a holder of our ADSs, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

As we are a Cayman Islands company and substantially all of our assets are located outside of the United States and substantially all of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. See “Enforceability of Civil Liabilities.” There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a judgment based thereon; provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) such court did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers.

Our third amended and restated articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.

Our third amended and restated articles of association that will become effective upon the completion of this offering contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and shares, which is likely to fluctuate after this offering. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, and the NYSE, have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” all of which are difficult to predict and many of which are beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “projects,” “future,” “targets,” “outlook,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the general economic conditions;

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding the effects of environmental regulation and long-term fossil fuel supply constraints;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding government support, government subsidies and economic incentives to the solar power industry;

•	availability of debt financing;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations regarding advancements in our process technologies and cost savings from such advancements;

•	our beliefs regarding the competitiveness of our products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling and expansion of our production capacity;

•	our expectations regarding our ability to maintain and expand our existing customer base;

•	our expectations regarding our ability to expand our product sales to customers outside of China;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations regarding our ability to secure raw materials in the future;

•	our expectations regarding the price trends of silicon raw materials;

•	our expectations regarding the demand for our products;

•	our expectations regarding the price trends of silicon wafers, solar cells and solar modules;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition;

•	determination of the fair value of our ordinary shares and preferred shares;

•	our planned use of proceeds;

•	competition from other manufacturers of silicon wafers, solar cells and solar modules, other renewable energy systems and conventional energy suppliers; and

•	PRC government policies regarding foreign investments.

This prospectus also contains data related to the solar power market worldwide and in China. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the solar power market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$64.2 million, or approximately US$74.3 million if the underwriters exercise their option to purchase additional ADSs from us in full, after deducting underwriting discounts and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$7.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed public offering price of US$7.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$10.6 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•

approximately US$40 million to expand our solar cell and solar module production capacity, including procuring new equipment and expanding or constructing manufacturing facilities for solar cell and solar module production;

•

approximately US$5 million to invest in research and development to improve product quality, reduce silicon manufacturing costs, improve conversion efficiency and overall performance of our products and improve the productivity of our silicon ingot, wafer, cell and module manufacturing process; and

•	the balance of the net proceeds from this offering to be used for working capital and other general corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. We believe that available credit under existing bank credit facilities, the proceeds of this offering, as well as cash on hand and expected operating cash flow, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds differently or for purposes other than as described in this prospectus.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our existing and any future PRC subsidiaries through capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we can obtain the approvals from the relevant government authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Related to Our Business and Our Industry—Future failure to make full contribution to the registered capital of our principal operating subsidiaries in China may subject us to fines, which may materially and adversely affect our reputation, financial condition and results of operations” and “Risk Factors—Risks Related to Doing Business in China—PRC regulations of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on actual basis;

•

on a pro forma basis to reflect the automatic conversion (i) based on a 1:1 conversion ratio of all of our outstanding series A redeemable convertible preferred shares into an aggregate of 5,375,150 ordinary shares and (ii) based on an approximately 1:1.0054 conversion ratio of all of our outstanding series B redeemable convertible preferred shares into an aggregate of 7,481,250 ordinary shares, upon the completion of this offering; and

•

on a pro forma as adjusted basis to further give effect to the issuance of and sale of 21,196,000 ordinary shares in the form of ADS by us in this offering, assuming an initial offering price of US$7.00 per ADS, the mid-point of the estimated range of the initial public offering price, taking into account the ADS to ordinary share ratio, and, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

	As of September 30, 2009
	Actual		Pro Forma(2)		Pro Forma, As Adjusted(2)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Long-term borrowings(1)	248,625.0	36,422.2	248,625.0	36,422.2	248,625.0	36,422.2
Series A redeemable convertible preferred shares, US$0.00002 par value, 5,375,150 shares authorized; 5,375,150 shares issued and outstanding, actual; nil pro forma and pro forma as adjusted; (liquidation preference of RMB245,844,000)	180,520.2	26,445.2	—	—	—	—
Series B redeemable convertible preferred shares, US$0.00002 par value, 7,441,450 shares authorized; 7,441,450 shares issued and outstanding, actual; nil pro forma and pro forma as adjusted; (liquidation preference of RMB360,571,200)	276,504.2	40,506.3	—	—	—	—

Equity:
Ordinary shares, US$0.00002 par value, 487,183,400 shares authorized; 50,731,450 shares issued and outstanding, actual; 63,587,850 shares issued and outstanding on a pro forma basis and 84,783,850 shares issued and outstanding on a pro forma as adjusted basis(2)	7.8	1.1	9.6	1.4	12.4	1.8
Additional paid-in capital(3)	193,929.5	28,409.6	650,952.1	95,360.8	1,089,096.2	159,546.5
Statutory reserves	25,825.1	3,783.2	25,825.1	3,783.2	25,825.1	3,783.2
Retained earnings	182,361.0	26,714.9	182,361.0	26,714.9	182,361.0	26,714.9
Total equity(3)	402,123.4	58,908.8	859,147.8	125,860.3	1,297,294.7	190,046.4

Total capitalization(2)	1,107,772.8	162,282.5	1,107,772.8	162,282.5	1,545,919.7	226,468.6

(1)	Since September 30, 2009, we have borrowed from Bank of China an aggregate principal amount of RMB100.0 million pursuant to two long-term loans.
(2)	Excludes 3,024,750 ordinary shares issuable upon the exercise of options granted under our 2009 Long Term Incentive Plan.
(3)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) each of the additional paid-in capital, total equity and total capitalization by US$9.6 million.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2009 was approximately US$52.2 million or US$1.03 per ordinary share and US$2.06 per ADS. Net tangible book value represents our total consolidated assets, minus the amount of our total consolidated intangibles, liabilities, non-controlling interests, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares. Our pro forma net tangible book value as of September 30, 2009 was US$119.2 million, or US$1.87 per ordinary share and US$3.74 per ADS. Pro forma net tangible book value per ordinary share after giving effect to conversion of series A redeemable convertible preferred shares only represents our total consolidated assets, minus the amount of our total consolidated intangibles, liabilities, non-controlling interests and series B redeemable convertible preferred shares, divided by the number of ordinary shares outstanding after giving effect to the automatic conversion of all outstanding series A redeemable convertible preferred shares into 5,375,150 ordinary shares. Pro forma net tangible book value per ordinary share after giving effect to conversion of series B redeemable convertible preferred shares only represents our total consolidated assets, minus the amount of our total consolidated intangibles, liabilities, non-controlling interests and series A redeemable convertible preferred shares, divided by the number of ordinary shares outstanding after giving effect to the automatic conversion of all outstanding series B redeemable convertible preferred shares into 7,481,250 ordinary shares. Pro forma net tangible book value per ordinary share after giving effect to the conversion of all outstanding series A and series B redeemable convertible preferred shares represents our total consolidated assets, minus the amount of our total consolidated intangibles, liabilities and non-controlling interests, divided by the number of ordinary shares outstanding after giving effect to the automatic conversion of all outstanding series A and series B redeemable convertible preferred shares into 12,856,400 ordinary shares.

Our pro forma net tangible book value as of September 30, 2009 would have increased to US$183.4 million or US$2.16 per ordinary share and US$4.32 per ADS without taking into account any other changes in such net tangible book value after September 30, 2009 except for the issuance and sale of 21,196,000 ordinary shares in the form of ADSs offered by us in this offering, at the assumed initial public offering price of US$7.00 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discount and estimated aggregate offering expenses of this offering payable by us.

This represents an immediate increase in net tangible book value of US$0.29 per ordinary share to the existing shareholders (assuming automatic conversion of all outstanding series A and series B redeemable convertible preferred shares) and an immediate dilution in net tangible book value of US$1.34 per ordinary share and US$2.68 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$	3.50
Net tangible book value per ordinary share as of September 30, 2009	US$	1.03
Pro forma net tangible book value per ordinary share as of September 30, 2009 after giving effect to the conversion of series A redeemable convertible preferred shares only	US$	1.40
Pro forma net tangible book value per ordinary share as of September 30, 2009 after giving effect to the conversion of series B redeemable convertible preferred shares only	US$	1.59
Pro forma net tangible book value per ordinary share as of September 30, 2009 after giving effect to the conversion of all outstanding series A and series B redeemable convertible preferred shares	US$	1.87
Pro forma as adjusted net tangible book value per ordinary share	US$	2.16
Pro forma as adjusted net tangible book value per ADS	US$	4.32
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	1.34
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	2.68

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$0.11 per ordinary share and US$0.22 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in the offering by US$0.39 per ordinary share and US$0.78 per ADS, assuming no change in the number of ADSs offered by us as set forth on the cover page of this prospectus and after deducting underwriting discount and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2009, the differences between existing shareholders, including the holders of all of our outstanding convertible preferred shares which are automatically convertible into ordinary shares upon the completion of this offering, and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, in the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, assuming an initial public offering price of US$7.00 per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the underwriters’ option to purchase additional ADSs.

The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number		Percent	Amount		Percent
Existing shareholders	63,587,850	(1)	75.0%	US$	72.5 million	49.4%	US$1.14	US$2.28
New investors	21,196,000		25.0		74.2 million	50.6	US$3.50	US$7.00

Total	84,783,850		100.0%	US$	146.7 million	100.0%

(1)	Assumes automatic conversion of all of our outstanding redeemable convertible preferred shares into ordinary shares.

The discussion and table above also assume no exercise of any outstanding options under the 2009 Long Term Incentive Plan. As of September 30, 2009, options to purchase 3,024,750 ordinary shares were outstanding under the 2009 Long Term Incentive Plan.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders (including existing shareholders and new investors) and the average price per ADS paid by all shareholders (including existing shareholders and new investors) by US$10.6 million, US$10.6 million and US$0.13 per ordinary share and US$0.26 per ADS, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.

The dilution to new investors will be US$1.30 per ordinary share and US$2.60 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The following table summarizes, on a pro forma basis as of September 30, 2009, the differences among existing shareholders, including the holders of all of our outstanding convertible preferred shares which are automatically convertible into ordinary shares upon the completion of this offering, holders of outstanding options granted under the 2009 Long Term Incentive Plan upon the exercise of such outstanding options, and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, in the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, assuming an initial public offering price of US$7.00 per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the underwriters’ option to purchase additional ADSs.

The information in the following table is illustrative only and the total consideration paid and average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number		Percent	Amount	Percent
Existing shareholders	63,587,850	(1)	72.4%	US$72.5 million	46.4%	US$1.14	US$2.28
Holders of options	3,024,750	(2)	3.5	9.5 million	6.1	US$3.13	US$6.26
New investors	21,196,000		24.1	74.2 million	47.5	US$3.50	US$7.00

Total	87,808,600		100.0%	US$156.2 million	100.0%

(1)	Assumes the automatic conversion of all of our outstanding redeemable convertible preferred shares into ordinary shares.
(2)	Assumes the exercise of all outstanding options under the 2009 Long Term Incentive Plan.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders (including existing shareholders, holders of options and new investors) and the average price per ADS paid by all shareholders (including existing shareholders, holders of options and new investors) by US$10.6 million, US$10.6 million and US$0.12 per ordinary share and US$0.24 per ADS, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.

The dilution to new investors will be US$1.27 per ordinary share and US$2.54 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

DIVIDEND POLICY

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid to us by our wholly-owned subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko, to fund the payment of dividends, if any, to our shareholders. PRC regulations currently permit our PRC subsidiaries to pay dividends only out of their retained profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Jiangxi Jinko, Zhejiang Jinko or Paker incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to our third amended and restated memorandum and articles of association and applicable laws, our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION

We publish our financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this prospectus is solely for the convenience of readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8262 to US$1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The Renminbi is not freely convertible into foreign currency. Since January 1, 1994, the PBOC has set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. On July 21, 2005, the PBOC announced a reform of its exchange rate system allowing the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February (through February 1)	6.8274	6.8274	6.8274	6.8274

Source:	Federal Reserve Bank of New York for December 2008 and prior periods and H.10 statistical release of the Federal Reserve Board for January 2009 and later periods.
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On February 1, 2010, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8274 to US$1.00.

OUR CORPORATE HISTORY AND STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China, Jiangxi Jinko, and Zhejiang Jinko. We own 100% of the equity interest in Paker, a Hong Kong holding company, which owns 100% of the equity interest in Jiangxi Jinko and 100% of the equity interest in JinkoSolar International Limited, a trading company incorporated in Hong Kong. Paker and Jiangxi Jinko own 25% and 75%, respectively, of the equity interest in Zhejiang Jinko.

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our significant subsidiaries immediately before this offering:

(1)	On June 26, 2009, Paker Technology Limited acquired 25%, and on June 30, 2009, Jinko Solar Co., Ltd. acquired 75%, respectively, of the equity interest in Zhejiang Sun Valley Energy Application Technology Co., Ltd. or Sun Valley. Subsequently, we changed the name of Sun Valley to Zhejiang Jinko Solar Co., Ltd. on August 10, 2009.
(2)	On November 25, 2009, Paker Technology Limited established JinkoSolar International Limited.

Our History

We commenced our operations in June 2006 through Jiangxi Desun, which was established by three PRC citizens: Min Liang, Xiande Li and Xiafang Chen with an initial registered capital of RMB8.0 million on June 6, 2006. Min Liang and Xiafang Chen held the shares of Jiangxi Desun on behalf of Kangping Chen and Xianhua Li, respectively, and are both family members of Kangping Chen and Xiande Li. In January 2007, Min Liang and Xiafang Chen transferred the equity interest they held in Jiangxi Desun to Kangping Chen and Xiande Li, respectively. At the same time, Xiande Li, Kangping Chen and Xianhua Li made additional capital contributions to Jiangxi Desun and increased its registered capital to RMB20.0 million. As the result, Xiande Li, Kangping Chen and Xianhua Li became the only three holders of equity interests in Jiangxi Desun as of January 15, 2007 and held a 50%, 30% and 20% equity interest in Jiangxi Desun, respectively, until the restructuring described below.

On November 10, 2006, Yan Sang Hui and Xiafang Chen established Paker, a holding company incorporated in Hong Kong, on behalf of Xiande Li, Xianhua Li and Kangping Chen to facilitate investments by foreign financial investors in us and to gain access to the international capital markets so as to achieve such investors’ investment goals and exit and liquidity strategies. Later, through a series of share allotments and equity transfers, Xiande Li, Xianhua Li and Kangping Chen became the only three holders of equity interests in Paker as of June 14, 2007 and held a 50%, 20% and 30% equity interest in Paker, respectively, until May 30, 2008, when Paker issued series A redeemable convertible preferred shares as described below.

On December 13, 2006, Paker established Jiangxi Jinko, one of our current operating subsidiaries in China, as its wholly-owned operating subsidiary. Jiangxi Jinko is engaged in the processing of recoverable silicon materials and the manufacturing of silicon ingots and wafers. Jiangxi Jinko commenced commercial operation in January 2007. On July 16, 2007, Jiangxi Jinko established Xinwei, with an unrelated PRC citizen, Mr. Shaoqin Pan, as a limited liability company under the PRC law. Xinwei manufactures crucibles used in the manufacturing of monocrystalline ingots. Jiangxi Jinko and Mr. Shaoqin Pan held a 60% and 40% equity interest in Xinwei, respectively. Xinwei ceased to be Jiangxi Jinko’s subsidiary after Jiangxi Jinko sold its equity interest in Xinwei to an unrelated third-party purchaser on December 28, 2007.

On June 26, 2009, Paker acquired 25% of the equity interest in Zhejiang Jinko for a total consideration of US$2.5 million from Green Power Technology Inc., a company incorporated in Mauritius, and New Energy International Ltd., a U.S. company. On June 30, 2009, Jiangxi Jinko acquired 75% of the equity interest in Zhejiang Jinko for a total consideration of approximately RMB82.9 million from Haining Chaoda Warp Knitting Co., Ltd. Prior to our acquisition, Zhejiang Jinko’s equity interests were held 75% by a PRC limited liability company and 25% by non-PRC entities. As such, Zhejiang Jinko was a Sino-foreign equity joint venture company under PRC law. Sino-foreign equity joint ventures established prior to March 16, 2007 enjoy certain tax preferential treatment under PRC law. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Statement of Operations Items—Taxation”. In order to preserve Zhejiang Jinko’s status as a Sino-foreign equity joint venture eligible for such tax preferential treatment, and to avoid the necessity of obtaining the approvals that would be required to change such status, we implemented the acquisition of Zhejiang Jinko’s equity interests in the manner described above. Consequently, Zhejiang Jinko became our wholly owned subsidiary. Zhejiang Jinko commenced manufacturing solar cells in June 2007 and was one of our largest silicon wafer customers before the acquisition. We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko.

On November 25, 2009, in order to facilitate settlement of payments and our overseas sales and marketing efforts, as well as to establish our presence in major overseas markets, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, which is an international commercial and financial center with easy access to overseas markets.

Our Domestic Restructuring

We undertook a restructuring in 2007, or the 2007 Restructuring, with a view to establishing an offshore holding company structure to facilitate investment by foreign investors in our PRC operating business indirectly through Paker. The holders of our series A redeemable convertible preferred shares and series B redeemable convertible preferred shares initially purchased shares in Paker, prior to our offshore reorganization, as discussed below. The reasons for choosing to establish Paker in Hong Kong included:

•

the potential advantages of a Hong Kong holding company offered under PRC and Hong Kong laws and regulations such as (i) tax regulations relating to dividend withholding and (ii) certain reciprocal incentives for PRC businesses under Hong Kong law and for Hong Kong businesses under PRC law;

•	the founders’ then-current intention to explore using Paker as an export platform for our prospective overseas sales and marketing efforts;

•	the generally simple corporate tax regime existing under Hong Kong laws and regulations; and

•	the accessibility, proximity and familiarity of Hong Kong for the founders and management team from the point of view of commercial customs and similar factors.

Subsequently, in preparation for this offering and the listing of our shares on NYSE, our shareholders decided to establish our company in the Cayman Islands as the holding company of

Paker. As a Cayman Islands company, our shares can be readily listed on NYSE, providing the desired liquidity for our shareholders.

Pursuant to the 2007 Restructuring, Paker subscribed for the newly issued equity interest in Jiangxi Desun and became a holder of a 34.9% equity interest in Jiangxi Desun, with the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, on February 28, 2007. The equity interest of Jiangxi Desun held by Paker was subsequently diluted to 27.0% as the result of subscription of Jiangxi Desun’s newly issued equity interest by Xiande Li, Kangping Chen, Xianhua Li and Paker on April 29, 2007. As part of the 2007 Restructuring, Paker, Xiande Li, Kangping Chen and Xianhua Li entered into a share pledge agreement on February 27, 2007, or the 2007 Share Pledge Agreement, pursuant to which Xiande Li, Kangping Chen and Xianhua Li pledged their equity interest in Jiangxi Desun to Paker and waived all their voting rights and other beneficial rights with regard to their equity interest in Jiangxi Desun. As a result of the 2007 Share Pledge Agreement, Paker obtained 100% of the voting control over and economic interest in Jiangxi Desun although it did not obtain legal ownership of the equity interest pledged by Xiande Li, Kangping Chen and Xianhua Li. In December 2008, Jiangxi Desun distributed after-tax profit in an amount of RMB57.8 million to Paker under the terms of the 2007 Share Pledge Agreement. See “Related Party Transactions.” Xiande Li, Kangping Chen and Xianhua Li continue to retain ownership of the equity interest of Jiangxi Desun.

Based on the evolving interpretation of existing PRC regulations relating to the acquisition by foreign companies of PRC domestic companies, we determined that the acquisition of the equity interest in Jiangxi Desun by Paker in the 2007 Restructuring would be subject to Article 11 of “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or Circular 10, and therefore subject to the approval of China Ministry of Commerce, or MOFCOM at the central government level.

To remedy this past non-compliance with Circular 10 in connection with the 2007 Restructuring, we undertook another restructuring in 2008, or the 2008 Restructuring. Under the 2008 Restructuring, Paker terminated the 2007 Share Pledge Agreement on July 28, 2008, and sold all of its equity interest in Jiangxi Desun, which ceased its solar power business in June 2008, to Long Faith, an unrelated Hong Kong company, on July 28, 2008. In addition, we inquired of Jiangxi MOFCOM in November 2008 regarding the possible adverse effect, if any, that the past non-compliance in connection with the 2007 Restructuring may have on us. On November 11, 2008, Jiangxi MOFCOM confirmed in its written reply to us that there had been no modification to the former approvals for the 2007 Restructuring and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Our PRC counsel, Chen & Co. Law Firm, has advised us that, based on their understanding of current PRC laws and regulations and the confirmation in Jiangxi MOFCOM’s written reply and because Paker has transferred all of its equity interest in Jiangxi Desun to Long Faith and has terminated the share pledge and duly completed all relevant approval and registration procedures for such transfer and termination, the possibility for the approval relating to the 2007 Restructuring to be revoked is remote and our corporate structure currently complies in all respects with Circular 10.

In addition, as part of the 2008 Restructuring, and in order to ensure the continuity of our business after the disposal of our equity interest in Jiangxi Desun, Jiangxi Jinko and Jiangxi Desun entered into certain transactions, or the 2008 Restructuring Transactions, including: (i) a ten-year leasing agreement dated January 1, 2008, pursuant to which Jiangxi Jinko leased approximately 15,282 square meters of factory buildings and office space from Jiangxi Desun; (ii) a sales agreement, pursuant to which Jiangxi Desun sold its major equipment, including 16 monocrystalline furnaces, to Universal Xiao Shan, an unrelated third-party; (iii) a capital leasing agreement, pursuant to which Jiangxi Jinko leased from Universal Xiao Shan manufacturing equipment, including the 16 monocrystalline furnaces from August 3, 2008 to May 3, 2010, which Universal Xiao Shan purchased from Jiangxi Desun; (iv) the transfer of outstanding rights and obligations of Jiangxi Desun under the then existing contracts with Jiangxi Desun’s customers to Jiangxi Jinko for the sale of recovered silicon materials, monocrystalline ingots and monocrystalline wafers; and (v) a non-competition agreement between Jiangxi Desun and Jiangxi Jinko, pursuant to which Jiangxi Desun agreed not to, directly or indirectly, conduct or invest in any company that conducts any business similar to or competitive with that which Jiangxi Jinko currently operates, from July 31, 2008. See “Risk Factors—Risks Related to Doing Business in China—If we were required to obtain the prior approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008, our failure to do so could have a material adverse effect on our business, operating results and trading price of our ADSs” and “Risk Factors—Risks Related to Doing Business in China—If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for or in connection with this offering and the listing of our ADSs on the NYSE, our failure to do so could cause the offering to be delayed or cancelled.”

Private Equity and Other Financing Arrangements

•

On May 30, 2008, Paker increased its authorized number of shares by effecting a share split of 1 for 1,000 shares for its ordinary shares. As a result, the total outstanding number of shares increased from 400 to 400,000. In addition, Paker effected a share split in the form of a stock dividend of 600,000 ordinary shares at par value of HK$0.001 to Xiande Li, Kangping Chen and Xianhua Li on a pro rata basis. Therefore, immediately after completion of the share split, Paker’s authorized number of shares increased to 10,000,000 shares with par value of HK$0.001, with an aggregate of 1,000,000 outstanding ordinary shares.

•

On May 30, 2008, Paker issued 67,263 and 40,240 series A redeemable convertible preferred shares, representing 5.99% and 3.59% of the total share capital of Paker on an as-converted fully diluted basis, to Flagship and Everbest, respectively, for an aggregate consideration of US$24.0 million. In addition, on May 30, 2008, Paker also issued 14,629 ordinary shares, representing 1.30% of the total share capital of Paker, to Wealth Plan in consideration for its consultancy services related to Paker’s issuance of series A redeemable convertible preferred shares.

•

On September 18, 2008, Paker issued 55,811, 21,140, 29,597, 12,684 and 29,597 series B redeemable convertible preferred shares, representing 4.39%, 1.66%, 2.33%, 1.00% and 2.33% of the total share capital of Paker on an as-converted fully diluted basis to SCGC, CIVC, Pitango, TDR and New Goldensea, respectively, for an aggregate consideration of US$35.2 million.

Offshore Reorganization

On August 3, 2007, Greencastle International Limited, or Greencastle, was incorporated under the laws of the Cayman Islands by Offshore Incorporation (Cayman) Limited, a company incorporated in the Cayman Islands. On December 4, 2007 Wholly Globe Investments Limited, or Wholly Globe, a company incorporated in the British Virgin Islands, became Greencastle’s sole shareholder. Wholly Globe was owned by three companies incorporated in the British Virgin Islands: Brilliant, Yale Pride, and Peaky. Brilliant was owned by Xiande Li, Yale Pride was owned by Kangping Chen and Peaky was owned by Xianhua Li. In order to simplify our corporate structure, establish our holding company in the Cayman Islands, whose shares can be readily listed on an established securities exchange, and adjust our shareholdings to the agreed proportions of our shareholders, we undertook an offshore reorganization from October to December in 2008. On October 17, 2008, Wholly Globe distributed 25,000, 15,000 and 10,000 ordinary shares of Greencastle to Brilliant, Yale Pride and Peaky, respectively, which together constituted 100% of the issued and outstanding share capital of Greencastle as of the same date. As a result, Wholly Globe ceased to be a shareholder of Greencastle as of October 17, 2008. On October 21, 2008, Greencastle changed its name to JinkoSolar Holding Co., Ltd. On December 16, 2008, we repurchased 24,999, 14,999, and 9,999 ordinary shares from Brilliant, Yale Pride and Peaky, respectively and reduced our share capital from US$50,000 before the repurchase to US$10,000. Subsequently, we subdivided our share capital into 10,000,000 shares, consisting of 9,743,668 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result of the share subdivision, each share held by Brilliant, Yale Pride and Peaky was subdivided into 1,000 ordinary shares at par value of US$0.001 per share.

In addition, on December 16, 2008 and after the share subdivision described above we undertook a series of share exchange transactions consisting of:

•

the 500,000 ordinary shares, 300,000 ordinary shares and 200,000 ordinary shares in Paker held by Xiande Li, Kangping Chen and Xianhua Li respectively, in exchange for 499,000, 299,000 and 199,000 of our ordinary shares;

•	the 14,629 ordinary shares in Paker held by Wealth Plan in exchange for 14,629 of our ordinary shares;

•

the 67,263 shares and 40,240 shares of series A redeemable convertible preferred shares of Paker held by Flagship and Everbest, respectively, in exchange for an equivalent number of JinkoSolar’s newly issued shares of the same class; and

•

the 55,811 shares, 21,140 shares, 29,597 shares, 12,684 shares and 29,597 shares of series B redeemable convertible preferred shares of Paker held by SCGC, CIVC, Pitango, TDR and New Goldensea, respectively, in exchange for an equivalent number of JinkoSolar’s newly issued shares of the same class.

Xiande Li, Kangping Chen and Xianhua Li subsequently transferred 499,000, 299,000 and 199,000 ordinary shares to Brilliant, Yale Pride and Peaky respectively on December 16, 2008. JinkoSolar was registered as the sole shareholder of Paker on February 9, 2009. Immediately before the completion of this offering, each of Brilliant, Yale Pride and Peaky will become wholly owned by HSBC International Trustee Limited in its capacity as trustee, with each of Brilliant, Yale Pride and Peaky being held under a separate irrevocable trust constituted under the laws of the Cayman Islands.

2009 Share Split

On September 15, 2009, we effected the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

On September 15, 2009, Xiande Li, Kangping Chen and Xianhua Li, through Brilliant, Yale Pride and Peaky, respectively, ratably transferred an aggregate of 3,812,900 ordinary shares to the holders of series B redeemable convertible preferred shares and 701,550 ordinary shares to Flagship. For a discussion of our current shareholding structure, see “Principal Shareholders.”

Variable Interest Entities

In accordance with FASB ASC 810, we determined that Tiansheng, Hexing, Yangfan and Alvagen were VIEs and that we were the primary beneficiary of these four entities for the respective periods from June 6, 2006 to September 30, 2008, September 3, 2007 to September 30, 2008, June 6, 2006 to September 1, 2008 and April 29, 2007 to September 1, 2008 because, for the respective periods, (i) the equity holders of these VIEs did not have sufficient equity to carry out the business activities without our financial support, (ii) the business activities of the four entities were conducted solely or predominantly on our behalf, and (iii) through our pricing arrangements with these entities, we effectively obtained their economic benefits and absorbed their residual losses. Consequently, we consolidated their financial results for the respective periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

The following sets out certain information regarding the establishment of each of the VIEs:

•

Tiansheng. Tiansheng was established on December 3, 2004 by PRC individuals unrelated to us. On December 18, 2006, Mr. Kangping Chen purchased all the equity shares of Tiansheng and became the sole shareholder of Tiansheng. On November 27, 2007, Mr. Chen sold his interest in Tiansheng to a PRC individual unrelated to us. Tiansheng is engaged in the trading of recoverable silicon materials.

•

Hexing. Hexing was established on September 3, 2007 by two PRC individuals, one of which is our former employee and the other is unrelated to us. From November 2007 to September 2008, through a series of equity transfers, Hexing became a sino-foreign joint venture company with one of its founders holding 55.6% and Shine Billion Corporation Limited, a Hong Kong company, holding the remaining 44.4% of its equity interest. Hexing is engaged in the business of screening recoverable silicon materials.

•

Yangfan. Yangfan was established on April 24, 2006 by two PRC individuals, one of which is our former employee and the other is unrelated to us. Yangfan procured and sold raw materials for manufacturing to Jiangxi Desun. On January 23, 2008, the shareholders of Yangfan transferred all their equity interest in Yangfan to a PRC citizen unrelated to us. Yangfan was engaged in the trading of recoverable silicon materials prior to May 2008.

•

Alvagen. Alvagen was established on April 29, 2007 by Ms. Xiafang Chen, a PRC individual who is a sister of Mr. Kangping Chen and wife of Xiande Li. Alvagen primarily provided administrative support services to us.

As discussed below under “—Historical Transactions with VIEs”, we entered into supply contracts with Tiansheng, Hexing and Yangfan with a view to securing a stable supply of recoverable silicon materials, an essential source of our raw materials. We do not and did not own any equity interest in any of the VIEs. We provided financial support to the VIEs given that they were thinly capitalized. Moreover, we were the sole or predominant customer of Tiansheng, Hexing and Yangfan and were able to purchase the entire output of these VIEs at cost plus a small margin, which was generally below prevailing market prices. Pricing decisions were primarily influenced by our management. We also provided experienced management personnel to assist these VIEs in the screening and inspection of recoverable silicon materials, and in negotiation of the purchase prices. As a result, we absorbed the losses incurred by the VIEs. All these factors made us the primary beneficiary of the activities of these VIEs for the relevant periods.

Alvagen provided us with certain administrative support services from May 2007 to August 2008 and as a consequence, Alvagen bore certain general and administrative expenses on our behalf. We have determined that we were the primary beneficiary of Alvagen during the relevant periods.

On September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminated all business relationships with it and released all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us as Yangfan ceased its recoverable silicon material business in May 2008. Accordingly, we have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

As discussed below under “—Relationships with Hexing and Tiansheng”, we have entered into substantially revised agreements with Hexing to place the relationship between Hexing and us on ordinary commercial terms and terminated our relationship with Tiansheng when it became the supplier of Hexing. In addition, as of September 30, 2008, Tiansheng and Hexing had obtained additional capital injections from their equity owners, which enabled them to carry sufficient equity at risk to finance future operational activities without additional subordinated financial support from us. Accordingly, we have determined that Tiansheng and Hexing were no longer VIEs as of September 30, 2008, and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

Historical Transactions with VIEs

Raw material purchase transactions with Yangfan. During 2006, 2007 and 2008, we purchased recoverable silicon materials from Yangfan. Such purchases were made at prices determined at cost plus a small margin, and the price decisions were primarily influenced by our management, which resulted in our obtaining Yangfan’s economic benefits and our absorption of Yangfan’s losses. At the same time, we provided technical personnel to Yangfan to assist it in inspecting and screening the materials for quality and suitability for our production processes, and negotiating the purchase prices with their suppliers. Yangfan procured recoverable silicon materials from various trading companies and individuals in China. In May 2008, Yangfan phased out its recoverable silicon material procurement and sales operations and terminated its business with us on September 1, 2008.

Raw material purchase transactions with Tiansheng and Hexing. We purchased recoverable silicon materials directly from Tiansheng prior to September 2007. Commencing in September 2007, we purchased recoverable silicon materials from Hexing which Hexing sourced from Tiansheng and other suppliers, then screened and delivered to us. Tiansheng procures recoverable silicon materials from various trading companies, individuals and other suppliers in China.

Our purchase prices from Tiansheng and Hexing were determined at cost plus a small margin, and the price decisions were primarily influenced by our management, which resulted in our absorption of their losses. We purchased recoverable silicon materials from Hexing with an aggregate amount of RMB1,011.9 million during the period from Hexing’s establishment on September 3, 2007 to September 30, 2008 when Hexing was deconsolidated. The balance of prepayments to Hexing as of September 30, 2008 was RMB60.0 million.

In addition, we provided technical personnel to Tiansheng and Hexing to assist them in inspecting and screening recoverable silicon materials for quality and suitability for our production processes, as well as in negotiating the purchase prices with their suppliers.

Premises leasing transactions. Historically, Hexing leased factory space from us for its recoverable silicon material screening operations and paid us lease payments of RMB240,000 from September 2007 to August 2008, when the lease agreement was terminated. Hexing subsequently leased factory space for its operations from third parties. Tiansheng did not operate in our facilities and since September 1, 2008, it has operated in the facilities leased by Hexing.

Transactions with Alvagen. From May 2007 to January 2008, Alvagen provided us with administrative support services and we used the premises of Alvagen as an administrative office to conduct our daily business and management activities in Shanghai. After January 2008, Alvagen provided us with limited administrative support services. As a consequence, Alvagen bore certain general and administrative expenses on our behalf.

Termination of Business Relationships with Yangfan and Alvagen

Yangfan terminated its recoverable silicon material procurement and sales operations in May 2008. Alvagen had ceased to provide us with limited administrative support services as of September 1, 2008. Further, on September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminates all business relationships and releases all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us.

Accordingly, we have determined that, as of September 1, 2008, we were no longer the primary beneficiary of Yangfan and Alvagen and as such, we were no longer required to consolidate their financial results with ours as of the same date.

Relationships with Hexing and Tiansheng

As of September 30, 2008, we had entered into substantially revised agreements with Hexing to place our relationship with Hexing on ordinary commercial terms. This change enables us to better manage potential risks that might have arisen if we were required to continue to consolidate the results of Hexing, an entity in which we do not hold legal ownership, pursue our strategy of diversifying our sources of recoverable silicon materials while maintaining our strong and stable relationships with Hexing as our supplier, and focus our business and financial resources on our core manufacturing process and technologies.

•

Capitalization of Hexing and Tiansheng. The shareholders of each of Hexing and Tiansheng have increased the registered share capital to amounts that they consider sufficient to finance their respective activities of Hexing and Tiansheng without recourse to additional financing from us. Furthermore, other than prepayments based on ordinary commercial terms, we have ceased to provide any financial support to Hexing and Tiansheng since September 2008.

•

Supply agreements. Commencing from September 2008, we negotiated the price arrangements with Hexing based on market prices and ordinary commercial terms. We also amended our supply agreement with Hexing for 2009 to provide that Hexing would sell us a specified amount of recoverable silicon materials, which would be subject to adjustment at our reasonable request, at prices to be determined by the two sides on an arm’s-length basis. The purchase prices would be determined through negotiation based on prevailing market prices with a view to establishing transactions on ordinary commercial terms. We did not renew this agreement when it expired at the end of 2009.

•

Independent management. Each of Hexing and Tiansheng has formed its own fully independent management team to manage transactions with their customers and suppliers, as well as daily operations. We entered into a memorandum on independent management with each of Hexing and Tiansheng on September 1, 2008 stating that we and our employees will no longer provide any management services, financial support or assistance in screening recoverable silicon materials or negotiating purchase prices with their suppliers.

As the result of the foregoing, we have determined that Hexing and Tiansheng were no longer VIEs as of September 30, 2008, and we were no longer required to consolidate their financial results with ours as of the same date.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations data and other consolidated financial and operating data for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and June 30, 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The selected consolidated statements of operations data and other consolidated financial data for the six months ended June 30, 2008 and the nine months ended September 30, 2008 and 2009 and the consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the selected consolidated financial and operating data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,		For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	116,234.2	709,152.9	2,183,614.1	915,839.8	481,097.6	1,539,173.4	880,028.2	128,919.2
Cost of revenues	(115,770.9)	(621,024.0)	(1,872,088.6)	(790,955.8)	(425,722.0)	(1,313,758.4)	(761,544.4)	(111,562.0)
Gross profit	463.3	88,128.9	311,525.5	124,884.0	55,375.6	225,415.0	118,483.8	17,357.2
Total operating expenses	(1,872.5)	(12,540.3)	(40,271.7)	(14,356.1)	(28,750.4)	(26,902.5)	(67,659.4)	(9,911.7)
(Loss)/Income from operations	(1,409.2)	75,588.6	271,253.8	110,527.9	26,625.2	198,512.5	50,824.4	7,445.5
Interest income/(expenses), net	7.0	(321.9)	(6,323.9)	(2,591.9)	(9,364.4)	(4,107.5)	(19,590.6)	(2,869.9)
Government subsidy income	—	546.8	637.3	637.3	5,227.0	637.3	8,287.5	1,214.0
Loss on disposal of subsidiary	—	—	(10,165.5)	—	—	(10,165.5)	—	—
Exchange gain/(loss)	(1.1)	(68.0)	(4,979.8)	(3,752.1)	1,168.4	(4,974.8)	(667.2)	(97.7)
Other income/(expenses), net	33.4	300.0	(490.1)	(160.0)	(287.6)	(105.6)	(595.7)	(87.3)
Change in fair value of derivatives	—	—	(29,812.7)	—	(35,539.5)	204.7	(36,538.6)	(5,352.7)
(Loss)/Income before income taxes	(1,369.9)	76,045.5	220,119.1	104,661.2	(12,170.9)	180,001.1	1,719.8	251.9
Income taxes	—	—	(822.3)	(773.1)	—	(822.3)	—	—
Net (loss)/income	(1,369.9)	76,045.5	219,296.8	103,888.1	(12,170.9)	179,178.8	1,719.8	251.9
Less: Net income attributable to the non-controlling interests	—	—	(576.8)	—	—	(576.8)	—	—
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(1,369.9)	76,045.5	218,720.0	103,888.1	(12,170.9)	178,602.0	1,719.8	251.9
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share basic and diluted	(0.11)	2.19	3.52	2.04	(1.49)	3.28	(1.79)	(0.26)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS(1) basic and diluted	(0.22)	4.38	7.04	4.08	(2.98)	6.56	(3.58)	(0.52)
Weighted average ordinary shares outstanding basic and diluted	12,500,000	34,691,800	50,429,700	50,124,600	50,731,450	50,328,352	50,731,450	50,731,450

(1)	Each ADS represents two ordinary shares

	As of December 31,			As of June 30,	As of September 30,
	2006	2007	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalent	8,508.0	27,242.2	27,323.6	214,109.5	90,355.6	13,236.6
Restricted cash	—	—	9,622.0	131,941.3	79,378.5	11,628.5
Accounts receivable—a related party	—	—	69,062.1	100.4	100.4	14.7
Accounts receivable—third parties	—	228.4	8,039.5	46,358.9	155,431.2	22,769.8
Advance to suppliers	39,776.5	151,455.7	110,638.3	276,627.6	163,896.3	24,009.9
Inventories	11,376.3	172,134.9	272,030.5	315,257.8	347,718.3	50,938.8
Total current assets	66,174.1	398,470.1	528,980.4	1,028,649.4	932,886.8	136,662.7
Property, plant and equipment, net	9,778.1	57,479.4	352,929.5	545,254.2	588,363.0	86,191.9
Land use rights, net	1,810.9	6,962.0	165,509.6	187,608.4	228,875.0	33,528.9
Advances to suppliers to be utilized beyond one year	—	—	187,270.6	218,585.1	232,180.0	34,013.1
Total assets	77,763.1	559,279.8	1,278,020.4	2,072,670.7	2,055,988.1	301,190.7

Accounts payable	844.9	8,721.3	23,985.3	74,721.9	101,803.9	14,913.7
Notes payable	—	—	—	141,683.7	114,047.6	16,707.3
Advance from a related party	49,810.6	92,433.3	—	—	—	—
Advance from third party customers	—	162,001.8	184,749.0	59,446.5	35,658.2	5,223.7
Derivative liabilities	—	—	30,017.4	21,995.1	22,994.3	3,368.5
Short-term borrowings from third parties	1,000.0	22,990.0	150,000.0	637,083.3	582,674.9	85,358.6
Total current liabilities	66,115.5	310,922.2	481,330.6	1,082,748.8	943,936.0	138,281.3
Long-term borrowings	—	—	—	157,500.0	248,625.0	36,422.2
Total liabilities	66,115.5	372,585.9	485,043.7	1,244,528.3	1,196,840.4	175,330.4

Series A redeemable convertible preferred shares	—	—	157,224.9	172,420.9	180,520.2	26,445.2
Series B redeemable convertible preferred shares	—	—	245,402.2	265,960.1	276,504.2	40,506.3
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	5,707.6	175,753.9	390,349.6	389,761.4	402,123.4	59,908.8
Non-controlling interests	5,940.1	10,940.1	—	—	—	—
Total liabilities and equity	77,763.1	559,279.8	1,278,020.4	2,072,670.7	2,055,988.1	301,190.7

The following tables set forth certain other financial and operating data of our company for the periods since we commenced our operation on June 6, 2006. Gross margin, operating margin and net margin represent the gross profit, (loss)/income from operations and net (loss)/income as a percentage of our revenues, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,		For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009	2008	2009
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	0.4%	12.4%	14.3%	13.6%	11.5%	14.6%	13.5%
Operating margin	(1.2%)	10.7%	12.4%	12.1%	5.5%	12.9%	5.8%
Net margin	(1.2%)	10.7%	10.0%	11.3%	(2.5%)	11.6%	0.2%
Total revenues:
Sales of recovered silicon materials	116,234.2	536,755.2	902,249.0	414,173.7	28,035.5	649,376.6	28,035.5
Sales of silicon ingots	—	170,007.2	483,544.9	342,000.2	82.6	447,490.7	98.9
Sales of silicon wafers	—	—	794,860.1	159,261.2	409,452.1	440,207.7	722,283.3
Sales of solar cells	—	—	—	—	18,750.9	—	89,825.5
Sales of solar modules	—	—	—	—	4,043.1	—	16,740.6
Processing service fees	—	2,390.5	2,960.1	404.7	20,733.4	2,098.4	23,044.4

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,			For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009		2008	2009
Operating Data:
Sales volume:
Recovered silicon materials (metric tons)	128.3	349.1	397.9	183.2	11.7		281.8	11.7
Silicon ingots (MW)	—	12.6	33.1	22.7	0.01		30.2	0.01
Silicon wafers (MW)	—	—	51.4	8.4	58.1		22.8	111.9
Solar cells (MW)	—	—	—	—	2.0		—	11.0
Solar modules (MW)	—	—	—	—	0.25		—	1.2
Average selling price (RMB):
Recovered silicon materials (per kilogram)	906.0	1,537.5	2,267.5	2,260.8	2,398.8	(1)	2,304.7	2,398.8	(1)
Silicon ingot (per watt)	—	13.5	14.6	15.1	6.2		14.8	6.7
Silicon wafer (per watt)	—	—	15.5	19.1	7.4		19.3	6.5
Solar cells (per watt)	—	—	—	—	9.5		—	8.2
Solar modules (per watt)	—	—	—	—	16.4		—	13.4

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial and operating data for the three months ended December 31, 2009. The selected preliminary financial and operating data presented below are subject to the completion of our financial closing procedures. Those procedures have not been completed. Accordingly, these data may change and those changes may be material. The preliminary financial data included in this prospectus has been prepared by and is the responsibility of management. PricewaterhouseCoopers Zhong Tian CPAs Limited Company has neither audited nor reviewed the selected preliminary financial and operating data. Accordingly, PricewaterhouseCoopers Zhong Tian CPAs Limited Company does not express an opinion or any other form of assurance with respect thereto. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note Regarding Forward-looking Statements.”

In the three months ended December 31, 2009, we shipped a total of approximately 68 MW of silicon wafers, 14 MW of solar cells and 13 MW of solar modules. Our shipments of these products for the three months ended September 30, 2009 were 56 MW, 10 MW and 1 MW, respectively. Shipment refers to the dispatch of products from our factory, and does not correlate precisely to sales for revenue recognition purposes. See Notes to the Consolidated Financial Statements, Note 2n.

We estimate that our revenues for the three months ended December 31, 2009 ranged from approximately RMB670 million to RMB700 million, and that our gross profit margin for the three months ended December 31, 2009 ranged from approximately 15.8% to 16.6%. We recorded revenues and gross profit of RMB398.9 million and RMB63.1 million, respectively for the three months ended September 30, 2009, representing a gross profit margin of 15.8%.

We estimate that our income from operations for the three months ended December 31, 2009 ranged from approximately RMB74 million to RMB77 million. We recorded income from operations of RMB24.2 million for the three months ended September 30, 2009.

In order to become a fully-integrated maker of solar power products, we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, and the respective manufacturing capacities of each product in the value chain have not been perfectly matched. To fully capture demand for various types of solar power products, at different times during 2009 we sold silicon wafers and solar cells as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for the manufacturing of solar cells and solar modules, respectively, and sold these solar cells and solar modules as end-products. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and revenues were larger and our gross profit and income from operations were lower as we were not able to capture the profit in the entire value chain. Our outsourcing of production of a small proportion of silicon wafers and solar cells also has a negative impact on our gross margin and operating margin.

In future periods, our revenues, gross profit and income from operations may vary as we better match our silicon wafer and solar cell capacity to our solar module capacity.

Our estimated results for the three months ended December 31, 2009 may not be indicative of our results for future periods. Please refer to “Risk Factors—Risks Related to Our Business and Our Industry—Our operating results may fluctuate from period to period in the future.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting

Our Results of Operations—Industry Demand for Solar Power Products” and “—Selected Quarterly Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

We commenced operations on June 6, 2006. The consolidated financial statements for the historical periods presented in this prospectus include the financial results of JinkoSolar and its current and former subsidiaries, which include Paker, Jiangxi Desun, Jiangxi Jinko and Xinwei, as well as the VIEs, which include Tiansheng, Hexing, Yangfan and Alvagen, for the relevant periods. In our discussion of the year ended December 31, 2007, the consolidated financial statements include the financial statements of Xinwei, a subsidiary of Jiangxi Jinko from July 16, 2007 (inception) to December 28, 2007. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008, and therefore, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively. The consolidated balance sheet as of June 30, 2009 includes the balance sheet of Zhejiang Jinko which became our wholly owned subsidiary on June 30, 2009.

Overview

We manufacture and sell monocrystalline and multicrystalline wafers, solar cells and solar modules. We have built a vertically integrated solar product value chain from recovered silicon materials to solar modules. Our product mix has evolved rapidly since our inception on June 6, 2006. In 2006, our sales consisted entirely of recovered silicon materials. In 2007, we sold a mix of recovered silicon materials and silicon ingots. In 2008, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials.

We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko and commenced producing solar modules in August 2009. Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own silicon wafer production to capture the efficiencies of our vertically integrated production process. Consequently, we estimate we derived a substantial majority of our revenues from sales of silicon wafers and, to a lesser degree, solar cells and solar modules in 2009. As of December 31, 2009, we had annual silicon wafer production capacity of approximately 300 MW and annual solar cell and solar module production capacity of approximately 150 MW each. We plan to increase our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010.

Our revenues were RMB116.2 million for the period from June 6, 2006 to December 31, 2006, RMB709.2 million for the year ended December 31, 2007, RMB2,183.6 million for the year ended December 31, 2008 and RMB880.0 million (US$128.9 million) for the nine months ended September 30, 2009. We recorded a net loss of RMB1.4 million for the period from June 6, 2006 to December 31, 2006, and net income of RMB76.0 million, RMB218.7 million and RMB1.7 million (US$0.3 million), respectively, for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009.

We have a limited operating history, which may not provide a meaningful basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the solar power market. Historical growth in our results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance. Further, we historically derived a substantial portion of our revenues from sales to ReneSola, a related party. See “Risk Factors—Risks Related to Our Business and Our Industry—Our limited operating history makes it difficult to evaluate our results of operations and prospects” and “Risk Factors—Risks Related to Our Business and Our Industry—Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.”

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand for Solar Power Products

Our business and revenue growth depends on the industry demand for solar power products. The solar power market has grown significantly in recent years. According to Solarbuzz, the world PV market, defined as relating to the total MW of modules delivered to installation sites, increased from 1,086 MW in 2004 to 5,948 MW in 2008, representing a compound annual growth rate, or CAGR, of over 53%. Up to mid-2008, an industry-wide shortage of virgin polysilicon, which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry caused rapid escalation of virgin polysilicon prices. Because prices for solar power products are affected by the prices of polysilicon, the prices of solar power products including our products also rose significantly during the same period.

However, in the second half of 2008 and the first half of 2009, industry demand was seriously affected by the global recession and credit market contraction. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for silicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products, including our products, were further depressed.

Despite the contraction in demand during the second half of 2008 and the first half of 2009, we believe that demand for solar power products has recovered significantly in response to a series of factors, including implementation of stimulus programs in many countries such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy. We believe that such demand will continue to grow rapidly as solar power becomes an increasingly important source of renewable energy. According to Solarbuzz, under the “Balanced Energy” forecast scenario, the lowest of three forecast scenarios, the world PV market may decline from 5,948 MW in 2008 to 5,168 MW in 2009, and is expected to start to recover in 2009 and reach the 2008 level in 2011. We believe that the continued growth in demand for solar power products including our products will depend largely on the availability and effectiveness of government incentives for solar power products, the availability and price of silicon material supplies, and the competitiveness of solar power in relation to other conventional energy resources.

In addition, because demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicates the installation of solar power systems, our quarterly operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times.

Pricing of Our Products

The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. We previously made sales of recovered silicon materials and silicon ingots on a per-kilogram basis. We make sales of silicon wafers and solar cells on a per-piece basis and solar modules on a per-watt basis.

Since the fourth quarter of 2008, the pricing of our products has undergone a major downward adjustment. The average selling price of our silicon wafers was RMB15.5 per watt for the year ended December 31, 2008, and declined by 58.1% to RMB6.5 per watt for the nine months ended September 30, 2009. Average selling prices for other solar power products such as silicon ingots also declined in the same period due to weakened macroeconomic conditions, combined with the increased supply of solar power products due to production capacity expansion by solar power product manufacturers worldwide in recent years. We have adjusted to these changes, at our customers’ requests, by renegotiating a number of our long-term silicon wafer sales contracts to reduce selling prices to reflect market price trends. The price renegotiation benchmarks that we have agreed with customers, which are the degree of spot market price fluctuation that will give rise to renegotiation, are generally a 5% or 10% rise or fall in the spot market price. Because of the rapid decline in spot market prices for silicon wafers, these benchmarks have been triggered under all of our long-term sales contracts. As a result, we believe that the current prices for our silicon wafers reflect spot market prices. As a consequence of these trends, our revenues for the nine months ended September 30, 2009 were materially adversely affected. In order to mitigate as much as possible the effect of this major adjustment in the price of our products, we have taken the steps to reduce our costs outlined below in “Availability, Price and Mix of Our Silicon Feedstock.” As a result of these actions, we were able to operate profitably during the nine months ended September 30, 2009, even though our net income for the nine months ended September 30, 2009 was substantially reduced compared to that for the nine months ended September 30, 2008. Although the demand for our products has shown signs of significant recovery in the third quarter of 2009, we estimate our net income for the year ended December 31, 2009 is likely to be substantially reduced compared to that for the year ended December 31, 2008. In addition, because we are not able to reduce our fixed costs and expenses to the same degree as our variable costs, the decline in our average selling prices has had a material adverse effect on our net margins for the nine months ended September 30, 2009.

We believe that demand for solar power products, including silicon wafers, solar cells and solar modules, has recovered significantly since the third quarter of 2009 in response to a series of factors, including the implementation of stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy. In order to further mitigate the impact of the decrease in the average selling price on our net margins, commencing in 2009 we retained a substantial majority of our output of recovered silicon materials and ingots for our own silicon wafer production and to capture the efficiencies of our vertically integrated production process.

Changing Product Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically integrated production process. In 2006, our sales consisted entirely of recovered silicon materials. In 2007, we sold recovered silicon materials and monocrystalline ingots. In 2008, our sales consisted of monocrystalline wafers and ingots, multicrystalline wafers and ingots and recovered silicon materials. Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of silicon wafers. Consequently, for the nine months ended September 30, 2009, we derived a substantial majority of our revenues from the sale of silicon wafers. Through our acquisition of Zhejiang Jinko, we added solar cells to our product lines in July 2009. In addition, we commenced producing solar modules in August 2009 and have completed constructing our principal solar module manufacturing base for the mass-production of solar modules in Shangrao. As we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, the respective manufacturing capacities of each product in the value chain have not been perfectly matched. To fully capture demand for various types of solar power products, at different times during 2009 we sold silicon wafers and solar cells as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for the manufacturing of solar cells and solar modules, respectively, and sold these solar cells and solar modules as end-products. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and our total revenues were larger and our gross profit margin was lower as we were not able to capture the profit in the entire value chain. Our outsourcing of production of a small proportion of silicon wafers and solar cells also has a negative impact on gross margin. In future periods, our sales revenues and gross profit margin may vary as we better match our silicon wafer and solar cell capacity to our solar module capacity. In future periods we expect to derive a substantial majority of our revenues from sales of silicon wafers, solar cells and modules. As we build out our solar cell and solar module production capacity and achieve full-scale production of these products, we intend to use our entire output of silicon wafers, other than those that are subject to existing sales contracts with third parties, for the production of our own solar cells and modules by the end of 2010. However, we will continue to evaluate whether to sell silicon wafers to customers from time to time based on our silicon wafer production and market opportunities.

Although each of these products represents a separate stage of the solar power production chain, each involves different production processes, costs and selling prices. Accordingly, our historical results of operations from period to period have been significantly influenced by our changing product mix, and we expect that our operating results for future periods will continue to be influenced by our product mix.

Production Capacity Expansion

We plan to increase our annual production capacity of solar cells and solar modules to approximately 300 MW and 500 MW, respectively, by the end of 2010. Our ability to successfully complete this production capacity expansion plan will depend on our ability to obtain required approvals and permits, as well as our ability to finance the necessary capital expenditures and other factors.

We expect our production capacity expansions will increase our revenues as our output and sales volume increase, notwithstanding the decrease in average selling prices of our products. As a consequence of our increased investment in plant and equipment and increased production scale, we expect that our costs of revenues, including depreciation and amortization costs, will increase. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from silicon feedstock suppliers and may therefore obtain a greater market share of solar power products by selling at more competitive prices.

Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

Availability, Price and Mix of Our Silicon Feedstock

We use virgin polysilicon and recoverable silicon materials as the primary raw materials in our operations. Currently, we rely on a combination of long-term supply contracts and spot market purchases to meet our virgin polysilicon requirements. We have entered into two long-term virgin polysilicon purchase agreements under which we have agreed, after the amendments referred to below, to purchase an aggregate of 5,350 metric tons of virgin polysilicon from 2009 to 2019. Up to mid-2008, an industry-wide shortage of virgin polysilicon coupled with rapidly growing demand from the solar power industry caused rapid escalation of virgin polysilicon prices. According to Solarbuzz, the average price of virgin polysilicon under long-term supply contracts increased from approximately US$60 to US$65 per kilogram delivered in 2007 to US$60 to US$75 per kilogram delivered in 2008. Meanwhile, according to Solarbuzz, the spot price of virgin polysilicon reached as high as US$450 per kilogram during 2008. However, during the fourth quarter of 2008 and the first half of 2009, virgin polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global recession and credit market contraction. See “Our Industry—Recent Trends in Solar Power Product Prices.”

During the year ended December 31, 2007 and the first seven months of 2008, all of our purchases of virgin polysilicon were made in the spot market. Commencing in August 2008, we began to take deliveries of virgin polysilicon under our contract with Zhongcai Technological. During the year ended December 31, 2008, our spot market purchases of virgin polysilicon and contract purchases of virgin polysilicon accounted for 84.8% and 15.2%, respectively, by volume of our virgin polysilicon purchases. For the five-month period from August 2008 through December 2008, our spot market purchases of virgin polysilicon and contract purchases of virgin polysilicon accounted for 77.0% and 23.0%, respectively, by volume of our virgin polysilicon purchases. For the nine months ended September 30, 2009, our spot market purchases of virgin polysilicon and contract purchases of virgin polysilicon accounted for 83.7% and 16.3%, respectively, by volume of our virgin polysilicon purchases.

For the four months of August through November 2008, our contract prices with Zhongcai Technological were fixed at a discount to the prevailing spot market price at the commencement of the contract term. In December 2008, we and Zhongcai Technological negotiated a price that reflected the major downward adjustment in virgin polysilicon prices. In January 2009, we further renegotiated the terms of this contract so that prices are now set on a monthly basis with reference to trends in the spot market prices of virgin polysilicon.

The annual prices under our long-term supply contract with Hoku are fixed at declining annual prices over the contract’s nine-year term, and the contract is subject to a prepayment arrangement. The average of the contract prices under the supply contract with Hoku over the term of the contract is slightly above the December 2009 spot market index price as reflected in the PCSPI. If the price of virgin polysilicon continues to decrease and we are unable either to renegotiate or otherwise adjust the purchase price or volumes or to pass our increased costs on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

As the shortage of virgin polysilicon has eased, spot prices have begun to converge with contract prices. According to PCSPI, the spot price of virgin polysilicon declined to US$56 per kilogram in December 2009, further converging with the PCSPI’s December 2009 contract price of US$54 per kilogram. Because prices of downstream solar power products, including our products, are affected by prices of virgin polysilicon, the prices of our products have been similarly affected. See “—Pricing of Our Products.”

In order to mitigate as much as possible the effect of the major downward adjustment in the cost of polysilicon and the prices of our products, we have successfully:

•

renegotiated the price, volume and delivery terms of our long-term virgin polysilicon supply agreements with our suppliers, reducing or removing our purchase commitments at prices fixed at levels above declining market prices, as well as reducing or delaying our future prepayment obligations, so that the revised contract prices are essentially in line with current spot market prices;

•	renegotiated the price terms of our purchases of recoverable silicon materials to reflect the reduction in the prices of virgin polysilicon; and

•	renegotiated the payment terms and price terms of certain of our equipment supply contracts.

In addition to using virgin polysilicon, we also utilize a significant amount of recovered silicon materials. For the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007, 2008 and the nine months ended September 30, 2009, virgin polysilicon accounted for approximately nil, 1.4%, 13.0% and 56.6%, respectively, and recoverable silicon materials which we process into recovered silicon materials accounted for approximately 100.0%, 98.6%, 87.0% and 43.4%, respectively, of our total silicon raw material purchases by value. Because recoverable silicon materials can be used as a substitute for virgin polysilicon, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, have also been influenced by the price trends affecting virgin polysilicon. Although we plan to use an increasing amount of virgin polysilicon, we expect to continue to meet a substantial portion of our silicon raw material requirements through the sourcing of recoverable silicon materials. However, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of raw materials, consumables, direct labor, utilities and depreciation. Our location in Shangrao and Haining provides us with access to low-cost labor, particularly in Shangrao. In addition, since we commenced operations in June 2006, we have focused our research and development efforts on reducing the costs at each stage of our production process. In this regard, we have:

•

developed proprietary process technologies, which enable us to process a broad range of recoverable silicon materials for sale as well as for our own production, resulting in reduced unit cost of our silicon ingots and wafers;

•	developed the furnace reloading process technology in our monocrystalline ingot production, which increases the size of our monocrystalline ingots by adding silicon raw materials in our furnaces during the ingot pulling stage and reduces our cost of consumables and utilities per watt of monocrystalline ingots;

•

developed the process technology to produce high-quality silicon wafers with thicknesses of a high degree of consistency and increase the number of quality conforming silicon wafers, which results in reductions in unit cost of our silicon wafers;

•

improved our solar cell manufacturing equipment and streamlined our production process to improve the conversion efficiency and quality of our solar cells and increase the percentage of quality conforming solar cells, which resulted in reductions in unit cost of solar cells; and

•

strengthened our quality control and developed our manufacturing technology to increase the use life of our solar modules and the percentage of quality conforming solar modules, which resulted in reductions in unit cost of solar modules.

We expect that our costs of revenues, including depreciation and amortization costs, will increase as a result of our increased investment in plant and equipment, increased production scale and our acquisition of Zhejiang Jinko. However, if we are able to maintain satisfactory facility utilization rates and productivity, our further vertical integration and production capacity expansion will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output.

Selected Statement of Operations Items

Revenues

Historically, we have derived revenues from the sales of recovered silicon materials, ingots, wafers, solar cells and solar modules as well as processing recoverable silicon materials and wafers for our customers. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total net revenues, for the periods indicated:

	For the Period from June 6, 2006 to December 31,		For the Year Ended December 31,				For the Six Months Ended June 30,				For the Nine Months Ended September 30,
	2006		2007		2008		2008		2009		2008		2009
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
							(unaudited)				(unaudited)		(unaudited)	(unaudited)
Revenue by products:
Recovered silicon materials	116,234.2	100%	536,755.2	75.7%	902,249.0	41.4%	414,173.7	45.2%	28,035.5	5.8%	649,376.6	42.2%	28,035.5	4,107.0	3.2%
Silicon ingots	—		170,007.2	24.0	483,544.9	22.1	342,000.2	37.3	82.6	<0.1	447,490.7	29.1	98.9	14.5	<0.1
Silicon wafers	—		—		794,860.1	36.4	159,261.2	17.4	409,452.1	85.1	440,207.7	28.6	722,283.3	105,810.5	82.1
Solar cells	—	—	—	—	—	—	—	—	18,750.9	3.9	—	—	89,825.5	13,158.9	10.2
Solar modules	—	—	—	—	—	—	—	—	4,043.1	0.8	—	—	16,740.6	2,452.4	1.9
Processing services	—		2,390.5	0.3	2,960.1	0.1	404.7	<0.1	20,733.4	4.3	2,098.4	0.1	23,044.4	3,375.9	2.6

Total	116,234.2	100%	709,152.9	100%	2,183,614.1	100%	915,839.8	100.0%	481,097.6	100.0%	1,539,173.4	100.0%	880,028.2	128,919.2	100.0%

Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of silicon wafers. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko and commenced producing of solar modules in August 2009. Consequently, we estimate we derived a substantial majority of our revenues from sale of silicon wafers, and to a less degree, solar cells and solar modules in 2009. We also derive a relatively small amount of revenues from processing service fees.

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,			For the Nine Months Ended September 30,
	2006	2007	2008	2008	2009		2008	2009
Sales volume:
Recovered silicon materials (metric tons)	128.3	349.1	397.9	183.2	11.7		281.8	11.7
Silicon ingots (MW)	—	12.6	33.1	22.7	0.01		30.2	0.01
Silicon wafers (MW)	—	—	51.4	8.4	58.1		22.8	111.9
Solar cells (MW)	—	—	—	—	2.0		—	11.0
Solar modules (MW)	—	—	—	—	0.25		—	1.2
Average selling price (RMB):
Recovered silicon materials (per kilogram)	906.0	1,537.5	2,267.5	2,260.8	2,398.8	(1)	2,304.7	2,398.8	(1)
Silicon ingots (per watt)	—	13.5	14.6	15.1	6.2		14.8	6.7
Silicon wafers (per watt)	—	—	15.5	19.1	7.4		19.3	6.5
Solar cells (per watt)	—	—	—	—	9.5		—	8.2
Solar modules (per watt)	—	—	—	—	16.4		—	13.4

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

Increased average selling prices of recovered silicon materials from period to period reflected the rapid escalation in prices of virgin polysilicon, driven by supply constraints in the face of growing demand from both the solar power industry and the semiconductor industry and an industry-wide silicon shortage until the end of the third quarter of 2008, when demand began to be affected by the global recession and credit market contraction. Demand for such intermediate products as silicon ingots and silicon wafers remained strong from 2007 until the end of the first half of 2008, as reflected in increases in sales volume, although average selling price increases were constrained by competitive factors.

However, from the fourth quarter of 2008 through the second quarter of 2009, both sales volumes and average selling prices of silicon wafers were seriously affected by the contraction in demand caused by global recession and credit market contraction. In response to such pressures, we renegotiated the price terms of all of our long-term silicon wafer sales contracts substantially to reduce the selling prices to reflect market price trends, or to provide that prices are to be reset at specified intervals, such as monthly. Consequently, average selling prices of silicon wafers for the nine months ended September 30, 2009 were lower than for the nine months ended September 30, 2008.

For the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, our gross profit amounted to RMB463.3 thousand, RMB88.1 million and RMB311.5 million, respectively, representing a gross margin of 0.4%, 12.4% and 14.3%, respectively. For the nine months ended September 30, 2009, our gross profit was RMB118.5 million (US$17.4 million), compared to RMB225.4 million for the nine months ended September 30, 2008. The decrease in gross profit in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 reflects the reduction in average selling price of our silicon wafers resulting from contraction in the market demand from the fourth quarter of 2008 to the second quarter of 2009, partially offset by the upgrade in our product mix. However, we also expect that the decrease in selling prices of our products will be partially mitigated by decreasing costs of silicon raw materials, our economies of scale as we expand our production capacity and the change in our product mix to retain a substantial majority of our output of recovered silicon materials and ingots for our own silicon wafer, solar cell and solar module production.

We sell our silicon wafers under long-term sales contracts, short-term sales contracts and by spot market sales. We currently sell solar cells under short-term contracts and by spot market sales. As of the date of this prospectus, we had long-term sales contracts with four customers outstanding for the sale of an aggregate of approximately 266 MW of silicon wafers from 2010 to 2013. We may allow our silicon wafer customers flexibility in relation to the volume, timing and pricing of their orders under these long-term sales contracts on a case-by-case basis, the volumes of silicon wafers actually purchased by such customers under these contracts in any given period and the timing and amount of revenues we recognize in such period may not correspond to the terms of these contracts. In addition, we have entered into major contracts for the sale of 337 MW of solar modules from 2010 to 2012.

Currently, we sell our silicon wafers primarily in the PRC domestic market. We commenced sales of silicon wafers in the overseas market in May 2008, when we began exporting our products to Hong Kong, and have since sold our silicon wafers to customers in overseas market such as Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel. We sell a substantial portion of our solar cells and modules in the overseas market. In line with our capacity expansion plans, we intend to increase our sales both to overseas markets, particularly in such strategic markets as Germany, Spain and the United States and domestically within China to take advantage of the new government incentives.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials, comprising the majority of our cost of revenues; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant and equipment; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules. For the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, our cost of revenues was RMB115.8 million, RMB621.0 million, RMB1,872.1 million and RMB761.5 million (US$111.6 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses. Our operating expenses will increase as we expand our operations in the next few years.

Selling and Marketing Expenses.    Our selling and marketing expenses consist primarily of shipping and handling costs, sample costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. For the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, our selling and marketing expenses were RMB246.9 thousand, RMB1.3 million, RMB1.2 million and RMB6.6 million (US$1.0 million), respectively. We expect selling and marketing expenses to increase in the near future as we increase our selling and marketing efforts in line with our expansion into the downstream solar power products and hire additional sales personnel to accommodate the growth of our business and expansion of our customer base in the domestic and overseas markets.

General and Administrative Expenses.    General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, fees and expenses of auditing and other professional services. For the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, our general and administrative expenses amounted to RMB1.6 million, RMB11.2 million, RMB38.7 million and RMB59.8 million (US$8.8 million), respectively. For the nine months ended September 30, 2009, our general and administrative expenses included non-cash compensation expenses of RMB3.4 million (US$0.5 million) and RMB17.5 million (US$2.6 million) recognized as the result of the June 2009 Modification and September 2009 Modification, respectively. Such non-cash compensation expenses represent the net contribution of value to our founders, who are also our key employees, from the holders of our redeemable convertible preferred shares as a result of these modifications. These compensation expenses were non-cash charges which had no impact on our cash flows. In addition, in connection with the June 2009 Modification, we also recognized a deemed dividend of RMB8.0 million (US$1.2 million) to Flagship, one of the holders of our series A redeemable convertible preferred shares. For details of the June 2009 Modification and September 2009 Modification, see “Description of Share Capital—History of Share Issuances and Other Financings—June 2009 Modification” and “—September 2009 Modification.”

General and administrative expenses of Alvagen, which provided us with certain administrative support services from May 2007 to August 2008, accounted for 1.4% and 0.4%, respectively, of our total general and administrative expenses for the years ended December 31, 2007 and 2008. We expect general and administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses, and recognize share-based compensation expenses for the year ending December 31, 2009 and in subsequent periods. Since August 28, 2009, we have granted options to purchase 3,024,750 ordinary shares to certain directors, officers and employees. We will recognize share-based compensation expense upon the completion of this offering in connection with the grant of such options. See “—Share-based Compensation”.

  Research and Development Expenses

Research and development expenses consist primarily of salaries, bonuses and other benefits for research and development personnel. For the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, our research and development expenses were RMB11.6 thousand, RMB50.8 thousand, RMB441.8 thousand and RMB1.3 million (US$184.0 thousand), respectively. We expect the research and development expenses to increase as we hire additional research and development personnel and devote more resources to research and development to improve our manufacturing processes and reduce our manufacturing costs. In particular, we intend to use a portion of the proceeds of this offering to invest in research and development to improve product quality, reduce silicon recycling losses and improve the productivity of our silicon ingot, wafer, solar cell and solar module manufacturing processes.

Interest Income and Expenses

Interest income represents interest on our demand deposits. Our interest expenses consist primarily of interest expenses with respect to short-term and long-term borrowings from banks and other lenders. For the period from June 6, 2006 to December 31, 2006, we had net interest income of RMB7.0 thousand. For the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, we had net interest expenses of RMB321.9 thousand, RMB6.3 million and RMB19.6 million (US$2.9 million), respectively.

Government Subsidy Income

From time to time we apply for and receive government incentives in the form of subsidy from local and provincial governments. These subsidies are made available for the purpose of encouraging and supporting large-scale enterprises and high technology enterprises based in the relevant location. Subsidies are available for assisting with new plant construction or expansion technology upgrades, encouraging attendance at overseas sales exhibitions, export sales and brand establishment in export markets. We record such subsidies as government subsidy income. The amount of government subsidy we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. See “Risk Factors—Risks Relating to Business Operations in China—Our operating results may fluctuate from period to period in the future.” Government subsidy income is recognized when it is received. For the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, our government subsidy income was RMB546.8 thousand, RMB637.3 thousand and RMB8.3 million (US$1.2 million), respectively. We did not have any government subsidy income for the period from June 6, 2006 to December 31, 2006.

Loss on Disposal of Subsidiary

Loss on disposal of subsidiary represents the loss we incurred in disposing of Paker’s direct investment in Jiangxi Desun in July 2008. In 2008, we incurred loss on disposal of subsidiary of RMB10.2 million from the disposal of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring.

Other Income and Expenses

Other income and expenses consist primarily of income from sales of used packaging materials and expenses relating to charitable donations. For the period from June 6, 2006 to December 31, 2006, we had a net other income of RMB33.4 thousand. For the year ended December 31, 2007, our other income amounted to RMB300.0 thousand. For the year ended December 31, 2008 and the nine months ended September 30, 2009, we had net other expenses of RMB490.1 thousand and RMB595.7 thousand (US$87.3 thousand), respectively.

Change in Fair Value of Derivatives

We determined that the 2009 and 2010 performance adjustment features embedded in the series B redeemable convertible preferred shares meet the criteria of FASB ASC 815 for bifurcation, and accordingly these features are accounted for as derivative liabilities, with changes in fair value recorded in earnings.

The non-cash charges relating to change in fair value of derivatives embedded in the series B redeemable convertible preferred shares recognized in earnings were RMB29.8 million and RMB36.5 million (US$5.4 million) for the year ended December 31, 2008 and the nine-month period ended September 30, 2009, respectively.

Share-based Compensation

We adopted a long-term incentive plan in July 2009 and have granted options to certain of our directors, officers and employees to purchase a total of 3,024,750 our ordinary shares. The exercise price of these options is US$3.13 per share. In addition, we have agreed to grant certain of our officers and employees options to purchase 726,250 ordinary shares at an exercise price of 85% of the initial public offering price per share. As a result, we expect that we will incur additional share-based compensation expenses resulting from the difference between the exercise price of the options and the initial public offering price. The share options will generally vest in five successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with us has not terminated prior to each such vesting date. For one employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that such employee’s service with us has not terminated prior to each such vesting date. No portion of the share options, even when vested, may be exercised prior to the occurrence of our initial public offering and within the 180-day period following an effective initial public offering as defined in the plan. We account for any share option grants made pursuant to the incentive plan in accordance with FASB ASC 718, under which share-based compensation expense for options with performance conditions is generally measured at the grant date based on the fair value of the share options and is recognized as an expense on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. However, given the exercise restrictions placed on the options that we have granted since August 28, 2009, the recognition of share-based compensation expense on these options is delayed. Such expense accumulated from grant date will be recognized at the time of an effective initial public offering. We use the binominal option pricing model to determine the fair value of share options at the grant date, where the exercisability is conditional upon the occurrence of our initial public offering.

Determining the fair value of our ordinary shares requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

In assessing the fair value of our ordinary shares, we considered the following principal factors:

•	the nature of our business and contracts and agreements relating to our business;

•	our financial conditions;

•	the economic outlook in general and the specific economic and competitive elements affecting our business;

•	the growth of our operations; and

•	our financial and business risks.

We used the income approach, employing the discounted cash flow, or DCF, method, as the primary approach, and the market approach as a cross-check to derive the fair value of our ordinary shares. We applied the DCF analysis based on our projected cash flow using management’s best estimate as of the valuation date. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows.

The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected standard deviation of stock price over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee share option exercise experience. Furthermore, we are required to estimate forfeitures at the time of grant and recognize share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

We conducted valuation of our equity as of relevant dates, including September 18, 2008, when the holders of our series B redeemable convertible preferred shares invested in us, June 22, 2009, the time of the June 2009 Modification, and September 15, 2009, the time of the September 2009 Modification. We believe that the decrease in the fair value of our equity from RMB1.77 billion (equivalent to US$224.0 million) as of September 18, 2008 to RMB890.0 million (equivalent to US$130.0 million) as of June 22, 2009 and the decrease in the fair value of our ordinary shares from RMB26.4 per share (equivalent to US$3.9) as of September 18, 2008 to RMB11.4 per share (equivalent to US$1.7) as of June 22, 2009, in each case, after giving effect to the 2009 Share Split, was attributable to the following significant factors and events during the period:

•	demand contraction and selling price decrease for solar power products due to impact from global recession and credit market contraction during second half of 2008 and the first half of 2009;

•	lower than expected sales in the first two quarters of 2009 and expected slower sales growth in the near future;

•	compression of our gross profit margin due to decrease in average selling prices for solar power products and our inability to reduce fixed costs to keep pace with the decrease of its revenue; and

•	the decrease in our equity value is in line with our publicly-traded peers which experienced an approximate 50% drop in their market capitalization in the same period.

We believe that the continued increase in the fair value of our equity from RMB890.0 million (equivalent to US$130.0 million) as of June 22, 2009 to RMB1.1 billion (equivalent to US$156.0 million) as of September 30, 2009 and the increase in the fair value of our ordinary shares from RMB11.4 per share (equivalent to US$1.7) as of June 22, 2009 to RMB14.3 per share (equivalent to US$2.1) as of September 30, 2009, in each case, after giving effect to the 2009 Share Split, was attributable to the following significant factors and events during the period:

•	better-than-expected recovery and continuing improvement of demand for solar power products;

•	full capacity utilization of all products and diminishing above market price raw materials purchase obligations leading to improving profit margins;

•	rapid, cost efficient capacity expansion and product diversification obtained through downstream integration of Zhejiang Jinko effective June 30, 2009;

•	long-term solar module orders obtained from Taiwan and Israeli customers in September 2009;

•

market expectation of further demand increase driven by government stimulus programs in various countries, including the United States and China, significantly boosting demand for PV installations; and

•

our plan to expand annual silicon wafer, solar cell and solar module production capacity to 300MW, 150MW and 150MW, respectively by the end of 2009 and expand solar cell and solar module production capacity to 300MW and 500MW, respectively by the end of 2010.

In addition, the increase in the fair value of our ordinary shares reflected the acceleration of the anticipated liquidity event in our valuation analysis performed for September 2009 compared to those performed for the first and second quarters, as well as the general improvement in the capital markets and market capitalization of companies in our industry beginning in the same period.

Taxation

We expect to derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. In the past, we also derived net income from Jiangxi Desun and net loss from

Xinwei. Both Jiangxi Desun and Xinwei were formerly our other operating subsidiaries in China. Jiangxi Desun and Xinwei ceased to be our subsidiaries from July 28, 2008 and December 28, 2007, respectively. In our discussion of the consolidated income statements for the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, we consolidated the financial results of the VIEs, which include Tiansheng, Hexing, Yangfan and Alvagen for the relevant periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively. Prior to January 1, 2008, pursuant to the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and Provisional Rules of the PRC on Enterprise Income Tax (collectively the “PRC Income Tax Laws”), our subsidiaries and the VIEs in China were generally subject to Enterprise Income Tax, or EIT, at a statutory rate of 33% on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws.

As a foreign invested enterprise, each of Jiangxi Jinko and Zhejiang Jinko is entitled to a two-year tax exemption from PRC income taxes starting from the year in which it achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter. Jiangxi Jinko recorded loss for the period from its inception to December 31, 2006 and for the year ended December 31, 2007. Jiangxi Desun became a foreign invested enterprise on April 10, 2007, and was exempt from income tax through December 31, 2007. Zhejiang Jinko is exempted from income tax from January 1, 2008 through December 31, 2009 and will be entitled to reduced income tax rate of 12.5% from January 1, 2010 to December 31, 2012. As PRC domestic enterprises, Xinwei, Yangfan, Tiansheng and Alvagen were subject to 33% statutory income tax in the past. Hexing was established in September 2007, and became a foreign invested enterprise since November 2007. Hexing was subject to statutory income tax at the rate of 33% in the year ended December 31, 2007 and 25% thereafter.

On March 16, 2007, the National People’s Congress enacted the EIT Law of the People’s Republic of China, which became effective on January 1, 2008. The EIT Law adopts a uniform enterprise income tax rate of 25% for domestic and foreign invested companies with effect from January 1, 2008. Pursuant to the EIT Law and related regulations, our subsidiaries and the VIEs in China are generally subject to enterprise income tax at a statutory rate of 25% starting from January 1, 2008, except Jiangxi Jinko and Zhejiang Jinko, whose tax holiday was grandfathered under the EIT Law. The first income tax exemption year for each of Jiangxi Jinko and Zhejiang Jinko commenced January 1, 2008.

In addition, under the EIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC enterprise income tax at the rate of 25% on its global income. Under the implementation regulations issued by the State Council relating to the EIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body” which are applicable to our company or Paker. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company and Paker do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the EIT Law and its implementation rules, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises”, to the extent such dividends have their source within China. However, as 100% of the equity interest of Jiangxi Jinko and 25% of the equity interest of Zhejiang Jinko are owned directly by Paker, our Hong Kong subsidiary, and as Hong Kong has an arrangement with China under which the tax rate for dividend income is 5% provided that the Hong Kong parent owns at least a 25% share in the PRC subsidiary, if Paker continues to be deemed as a non-resident enterprise by PRC authorities, dividends paid by Jiangxi Jinko and Zhejiang Jinko to Paker would be subject to a 5% withholding tax. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefit.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the PRC State Council on December 13, 1993 and further amended on November 5, 2008, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay value-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for fixed assets used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Under the Provisional Regulation, the exportation of certain goods is entitled to VAT export rebate. According to the Notice on Increasing the Export Rebate Rates on Textile, Electronic Information and Other Commodities issued by Ministry of Finance and the State Administration of Taxation on March 27, 2009, the export rebate rate on silicon wafer increased from 5% to 13% on April 1, 2009.

Under the current law of the Cayman Islands, we are not subject to any income or capital gains tax. In addition, dividend payments made by us are not subject to any withholding income tax in the Cayman Islands.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current and other conditions, our expectations regarding our future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing the consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Variable Interest Entities

We applied the provisions of FASB ASC 810, to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional support. A company is required to consolidate a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the VIE’s expected residual returns, or both.

For each of the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, Jiangxi Desun and Jiangxi Jinko were the sole or predominant customers of Tiansheng, Hexing and Yangfan, which engaged in the procurement and processing of recoverable silicon materials. Historically, we purchased recoverable silicon materials from Tiansheng, Hexing and Yangfan at cost plus margin. You should refer to “Our Corporate History and Structure—Variable Interest Entities” for additional information on the price arrangements with our VIEs. In addition, during such periods, Alvagen bore certain general and administrative expenses on behalf of Jiangxi Desun and Jiangxi Jinko. We determined that Tiansheng, Hexing, Yangfan and Alvagen were VIEs and that we were the primary beneficiary of these VIEs from June 6, 2006 to September 30, 2008, September 3, 2007 to September 30, 2008, June 6, 2006 to September 1, 2008 and April 29, 2007 to September 1, 2008, respectively. The individual shareholders of the equity investment in the VIEs maintain their equity interest in the VIEs to the extent of the contributed registered capital amounts. In accordance with this determination, we have consolidated the results of operations and financial position of each of these VIEs in our consolidated financial statements until they were no longer VIEs or we were no longer their primary beneficiary after meeting certain criteria. The registered capital of the VIEs was recorded as non-controlling interests in our consolidated balance sheet as of December 31, 2006 and 2007, respectively. The cumulative losses of Yangfan and Alvagen as of September 1, 2008 were recorded as additional paid-in capital in our consolidated balance sheet upon deconsolidation. The profits of Tiansheng and Hexing generated during 2008 net of prior year losses were recorded as non-controlling interests in our consolidated statement of operations for the year ended December 31, 2008.

Total assets and liabilities of these VIEs were approximately RMB46.2 million and RMB40.3 million as of December 31, 2006, respectively, and RMB132.5 million and RMB122.0 million as of December 31, 2007, respectively.

On September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminated all business relationships and released all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us as Yangfan ceased its recoverable silicon material business in May 2008. Accordingly, we have determined that we were no longer primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and as a result, we are no longer required to consolidate their financial results with ours as of the same date.

As of September 30, 2008, we had entered into substantially revised agreements with Hexing to place us and Hexing on ordinary commercial terms and terminated our relationship with Tiansheng when it became a supplier of Hexing. As of September 30, 2008, Tiansheng and Hexing had obtained additional capital injections from their equity owners, which enabled them to carry sufficient equity at risk to finance future operational activities without additional subordinated financial support from us. Accordingly we have determined that Tiansheng and Hexing were no longer VIEs as of September 30, 2008 and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

Revenue Recognition

Revenues represent the invoiced value of products sold, net of value added taxes, or VAT. We offer to our customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. Actual returns were nil, nil, 0.2% and 0.1% of total sales for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008, the nine month periods ended September 30, 2009, respectively. Revenue from the sale of silicon ingot, silicon wafer, solar cell, solar module and recovered silicon materials is generally recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

We recognize revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

Part of our sales to customers requires the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in our consolidated financial statements, until the above criteria have been met.

In the PRC, VAT of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a tax payable in the consolidated balance sheet until it is paid to the authorities.

Warranty Cost

It is customary in our industry to warrant the performance of solar modules at certain levels of power output for an extended period. Our solar modules are typically sold with either a two-year or five-year warranty for all defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module at our discretion. As we have only sold a limited amount of solar modules, we do not maintain warranty reserves to cover potential liability that could arise from our warranties. However, as we increase our sales of solar modules, we expect to start to accrue warranty reserves at 0.3% of the revenue from sales of solar modules.

In line with industry practice, we do not expect to accrue warranty reserves for sales of silicon wafers and solar cells.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of an asset to the future undiscounted cash flows expected to result from the use of assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future cash flows attributed to such assets, measured as the difference of the assets and the fair value of the impaired assets. No impairment of long-lived assets was recognized for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

Income Tax

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability to generate taxable income in future years. We have provided full valuation allowance on the net deferred tax assets in the past years due to the uncertainty surrounding their realization.

Inventory

Our inventories are stated at the lower of cost or market price. Cost is determined by the weighted average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of market price. We recorded provisions for inventory valuation of RMB5.2 million and RMB4.6 million (US$0.7 million) as of December 31, 2008 and September 30, 2009, respectively. We did not record any provision for inventory valuation for the period from June 6, 2006 to December 31, 2006 and the year ended December 31, 2007.

Redeemable Convertible Preferred Shares

We issued series A redeemable convertible preferred shares and series B redeemable convertible preferred shares in May 2008 and September 2008, respectively.

The fair value of the ordinary shares was determined retrospectively to the commitment date. Management is responsible for determining the fair value and considered a number of factors including our valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the commitment date. These judgments are consistent with the plans and estimates that we use to manage the business. There are inherent uncertainties in making these estimates and if we make different judgments or adopt different assumptions, it could result in material differences because the estimated fair value of the ordinary shares would be different. Based on the fair value of our ordinary shares, we determined that series A redeemable convertible preferred shares and series B redeemable convertible preferred shares do not contain beneficial conversion feature as of their respective commitment dates.

The 2009 and 2010 performance adjustment features (the “2009 performance adjustment derivative liability” and the “2010 performance adjustment derivative liability”) embedded in the series B redeemable convertible preferred shares meet the definition of derivatives in FASB ASC 815 and accordingly have been bifurcated from the host contract, the series B redeemable convertible preferred shares and accounted for as derivative liabilities.

On June 22, 2009, the holders of series B redeemable convertible preferred shares and our founders agreed to lower the 2009 performance target in assessing the transfer of ordinary shares under the 2009 performance adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which is an embedded share transfer feature that meets the definition of a derivative in FASB ASC 815. The fair value of this new derivative at issuance was RMB18.2 million. In consideration of the agreement to lower the 2009 performance target to RMB100 million, on June 22, 2009, our founders transferred an aggregate of 76,258 (3,812,900 after giving effect to the 2009 Share Split) ordinary shares to the holders of series B redeemable convertible preferred shares. The fair value of these ordinary shares on June 22, 2009 amounted to RMB43.6 million and was imputed to us as if our founders (who are principal shareholders) contributed the shares to us and such shares were immediately reissued by us to the holders of the series B redeemable convertible preferred shares. See “Description of Share Capital—History of Share Issuance and Other Financings—June 2009 Modification.”

The June 2009 Modification resulted in: (a) a decrease in the 2009 performance adjustment derivative liability by RMB65.2 million, which was offset by the fair value of the 2010 performance adjustment derivative liability of RMB18.2 million; (b) an effective contribution of ordinary shares valued at RMB43.6 million by our founders to us, which was in turn transferred to the holders of the series B redeemable convertible preferred shares in consideration for agreeing to modify the terms of the 2009 performance adjustment feature. Accordingly, this amount has been treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above; (c) the recording of compensation expense of RMB3.4 million, which is equal to change in fair value of derivative liabilities, net of the consideration transferred to the holders of series B redeemable convertible preferred shares in (b) above.

On September 15, 2009, our founders reached agreement with the holders of series A and series B redeemable convertible preferred shares on the modification to certain existing terms. See “Description of Share Capital—History of Share Issuance and Other Financings—September 2009 Modification.” The September 2009 Modification resulted in a reduction of RMB2.4 million in the fair value of the 2009 and 2010 performance adjustment derivative liabilities that we recognized in the Consolidated Statement of Operations as Change in Fair Value of Derivatives. The September 2009 Modification also resulted in an additional benefit transfer of RMB15.1 million from the holders of the series A and B redeemable convertible preferred shares to our founders due to the reduction in the fair value of the series A and B redeemable convertible preferred shares on September 15, 2009, as a result of such modification. We recognized a total of RMB17.5 million in compensation expense (including the RMB15.1 million mentioned above) in recognition of the total benefit transferred from the holders of series A and B redeemable convertible preferred shares to our founders that is attributed to us, given our founders are also our employees.

Fair Value of Financial Instruments

We adopted the provisions of FASB ASC 820 on January 1, 2008 for financial assets and liabilities. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The implementation of the fair value measurement guidance did not result in any material changes to the carrying values of financial instruments on our opening balance sheet on January 1, 2008 and 2009.

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based factors or unobservable factors that are corroborated by market data. We internally validate pricing information we obtain from third parties for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate fair value using valuation techniques that rely on alternate market data or factors that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net (loss) or income.

Our financial instruments consist principally of (i) cash and cash equivalents, accounts and notes receivable, prepayments and other current assets, restricted cash, (ii) accounts and notes payable, other payables, short-term borrowing, long-term payables relating to capital lease and (iii) derivatives embedded in the series B redeemable convertible preferred shares. As of December 31, 2006, 2007, 2008 and June 30, 2009, the carrying values of these financial instruments approximated their fair values, with the exception of derivatives embedded in the series B redeemable convertible preferred shares. See “— Selected Statement of Operations Items — Fair Value Adjustment of Derivative Instruments” and Notes to the Consolidated Financial Statements, Note 23.

On January 1, 2009, we also adopted FASB ASC 820 for all non-financial assets and non-financial liabilities. We do not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Share-based Compensation

All share-based payments to our employees and directors, including grants of employee share options are recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date.

The number of awards for which the service is not expected to be rendered during the requisite period should be estimated, and the related compensation cost is not recorded. However, given the exercise restrictions placed on the options that we have granted, the recognition of share-based compensation expense on these options is delayed. Such expense accumulated from grant date will be recognized at the time of an effective initial public offering. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No.107, which we have applied in our accounting for share-based compensation.

Internal Control Over Financial Reporting

In the course of the preparation and external audit of our consolidated financial statements for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six-month period ended June 30, 2009, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including two material weaknesses and a significant deficiency, as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

The material weaknesses identified were: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by: (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently; and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and disclosures in accordance with U.S. GAAP; and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions, which was evidenced by audit adjustments which included correction of revenue and inventory balance in relation to deliveries to a customer pending the customer’s formal acceptance as of December 31, 2008 and correction to preferred shares accretion and earnings per share for the year ended December 31, 2008.

The significant deficiency was the lack of formally documented corporate accounting policies in relation to the preparation of financial statements in accordance with U.S. GAAP.

Following the identification of these material weaknesses and control deficiencies and in connection with preparation of our consolidated financial statements for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009, we performed additional manual review procedures, such as an extensive review of journal entries and a thorough review of account reconciliations for key accounts, to ensure the completeness and accuracy of the underlying financial information used to generate the consolidated financial statements.

We have begun taking and/or plan to take actions and measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of financial statements, which include, but not limited to:

•	appointment of a new chief financial officer in September 2008 who has experience with and knowledge of U.S. GAAP and is a U.S. certified public accountant;

•

adoption of additional policies and procedures, in connection with the implementation of our electronic enterprise resource planning system, to strengthen our internal control over financial reporting;

•

formulation of internal policies relating to internal control over financial reporting, including the preparation of a manual containing comprehensive written accounting policies and procedures that can effectively and efficiently guide our financial personnel in addressing significant accounting issues and assist in preparing financial statements that are in compliance with U.S. GAAP and SEC requirements;

•	provision of further training to our accounting staff to enhance their knowledge of U.S. GAAP;

•	appointment of a financial controller and recruiting a new reporting manager with the relevant accounting expertise and adequate experience;

•	establishment of a legal and internal auditing department to strengthen our internal audit function, provide internal legal support and assist in our internal control compliance; and

•	the plan to engage an outside consulting firm to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act.

While we have begun taking the foregoing actions and measures to address the material weaknesses and significant deficiency identified, the implementation of these actions and measures may not be sufficient to address the material weaknesses and significant deficiency in our internal control over financial reporting to provide reasonable assurance that our internal control over financial reporting is effective, and we cannot yet conclude that such control deficiencies have been fully remedied. Our failure to remedy these control deficiencies, identify and address any other material weaknesses or significant deficiencies, and implement new or improved controls successfully in a timely manner could result in inaccuracies in our financial statements and could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, we anticipate that we will incur considerable costs and devote significant management time and other resources to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act.

Results of Operations

The following summary consolidated statements of operations data for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2008 and the nine months ended September 30, 2008 and 2009 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Period from June 6, 2006 to December 31,		For the Year Ended December 31,				For the Six Months Ended June 30,				For the Nine Months Ended September 30,
	2006		2007	2007	2008	2008	2008	2008	2009	2009	2008	2008	2009	2009	2009
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Total revenues	116,234.2	100.0	709,152.9	100.0	2,183,614.1	100.0	915,839.8	100.0	481,097.6	100.0	1,539,173.4	100.0	880,028.2	128,919.2	100.0
Sales of recovered silicon materials	116,234.2	100.0	536,755.2	75.7	902,249.0	41.4	414,173.7	45.2	28,035.5	5.8	649,376.6	42.2	28,035.5	4,107.0	3.2
Sales of silicon ingots	—	—	170,007.2	24.0	483,544.9	22.1	342,000.2	37.3	82.6	0.0	447,490.7	29.1	98.9	14.5	<0.1
Sales of silicon wafers	—	—	—	—	794,860.1	36.4	159,261.2	17.4	409,452.1	85.1	440,207.7	28.6	722,283.3	105,810.5	82.1
Sales of solar cells	—	—	—	—	—	—	—	—	18,750.9	3.9	—	—	89,825.5	13,158.9	10.2
Sales of solar modules	—	—	—	—	—	—	—	—	4,043.1	0.8	—	—	16,740.6	2,452.4	1.9
Processing service fees	—	—	2,390.5	0.3	2,960.1	0.1	404.7	0.0	20,733.4	4.3	2,098.4	0.1	23,044.4	3,375.9	2.6
Cost of revenues	(115,770.9)	(99.6)	(621,024.0)	(87.6)	(1,872,088.6)	(85.7)	(790,955.8)	(86.4)	(425,722.0)	(88.5)	(1,313,758.4)	(85.4)	(761,544.4)	(111,562.0)	(86.5)
Gross profit	463.3	0.4	88,128.9	12.4	311,525.5	14.3	124,884.0	13.6	55,375.6	11.5	225,415.0	14.6	118,483.8	17,357.2	13.5
Total operating expenses	(1,872.5)	(1.6)	(12,540.3)	(1.8)	(40,271.7)	(1.9)	(14,356.1)	(1.6)	(28,750.4)	(6.0)	(26,902.5)	(1.7)	(67,659.4)	(9,911.7)	(7.7)
(Loss)/income from operations	(1,409.2)	(1.2)	75,588.6	10.6	271,253.8	12.4	110,527.9	12.1	26,625.2	5.5	198,512.5	12.9	50,824.4	7,445.5	5.8
Interest income/(expenses), net	7.0	0.0	(321.9)	(0.0)	(6,323.9)	(0.3)	(2,591.9)	(0.3)	(9,364.4)	(1.9)	(4,107.5)	(0.3)	(19,590.6)	(2,869.9)	(2.2)
Government subsidy income	—	—	546.8	0.1	637.3	0.0	637.3	0.1	5,227.0	1.1	637.3	<0.1	8,287.5	1,214.0	0.9
Loss on disposal of subsidiary	—	—	—	—	(10,165.5)	(0.5)	—	—	—	—	(10,165.5)	(0.7)	—	—	—
Exchange gain/(loss)	(1.1)	(0.0)	(68.0)	(0.0)	(4,979.8)	(0.2)	(3,752.1)	(0.4)	1,168.4	0.2	(4,974.8)	(0.3)	(667.2)	(97.8)	(0.1)
Other income/(expenses), net	33.4	0.0	300.0	0.0	(490.1)	(0.0)	(160.0)	(0.0)	(287.6)	(0.1)	(105.6)	(<0.1)	(595.7)	(87.3)	(0.1)
Change in fair value of derivatives	—	0.0	—	0.0	(29,812.7)	(1.4)	—	(0.0)	(35,539.5)	(7.4)	204.7	0.0	(36,538.6)	(5,352.7)	(4.1)
(Loss)/income before income taxes	(1,369.9)	(1.2)	76,045.5	10.7	220,119.1	10.0	104,661.2	11.4	(12,170.9)	(2.5)	180,001.1	11.7	1,719.8	251.9	0.2
Income taxes	—	—	—	—	(822.3)	(0.0)	(773.1)	(0.1)	—	—	(822.3)	(0.1)	—	—	—
Net (loss)/income	(1,369.9)	(1.2)	76,045.5	10.7	219,296.8	10.0	103,888.1	11.3	(12,170.9)	(2.5)	179,178.8	11.6	1,719.8	251.9	0.2
Less: Net income attributable to the non-controlling interests	—	—	—	—	(576.8)	(0.0)	—	—	—	—	(576.8)	(<0.1)	—	—	—
Net (loss)/income attributable to Jinko Solar Holding Co., Ltd.	(1,369.9)	(1.2)	76,045.5	10.7	218,720.0	10.0	103,888.1	11.3	(12,170.9)	(2.5)	178,602.0	11.6	1,719.8	251.9	0.2

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Revenues.    Our revenues decreased by 42.8% from RMB1,539.2 million for the nine months ended September 30, 2008 to RMB880.0 million (US$128.9 million) for the nine months ended September 30, 2009, primarily because industry demand and market prices of our products were seriously affected by the global recession and credit market contraction from the second half of 2008 through the first half of 2009 and the change in our product mix.

Our sales of recovered silicon materials decreased by 95.7% from RMB649.4 million for the nine months ended September 30, 2008 to RMB28.0 million (US$4.1 million) for the nine months ended September 30, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of recovered silicon materials for our own silicon wafer production to capture the efficiencies of our vertically integrated production process, which resulted in a decrease in sales volume of recovered silicon materials from 281.8 metric tons to 11.7 metric tons. Our sales of recoverable silicon materials during 2009 were contracted in December 2008 and the sales were made in the first quarter of 2009, and did not fully reflect the significant decrease in selling prices that occurred in 2009.

Our sales of silicon ingots decreased from RMB447.5 million for the nine months ended September 30, 2008 to RMB99 thousand (US$14.5 thousand) for the nine months ended September 30, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of silicon ingots for our own silicon wafer production to capture the efficiencies of our vertically integrated production process, which resulted in a decrease in sales volume of silicon ingots from 30.2 MW for the nine months ended September 30, 2008 to 0.01 MW for the nine months ended September 30, 2009. Average selling prices also decreased by 54.3% from the nine months ended September 30, 3008 compared to the nine months ended September 30, 2008.

Our sales of silicon wafers increased by 64.1% from RMB440.2 million for the nine months ended September 30, 2008 to RMB722.3 million (US$105.8 million) for the nine months ended September 30, 2009, primarily because we commenced production of monocrystalline wafers in March 2008 and multicrystalline wafers in July 2008, and as a result, our sales volumes of silicon wafers increased by 390.8% from 22.8 MW for the nine months ended September 30, 2008 to 111.9 MW for the nine months ended September 30, 2009. The increase in sales of silicon wafers was partially offset by a 66.6% decrease in average selling prices for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

Our sales of solar cells for the nine months ended September 30, 2009 were RMB89.8 million (US$13.2 million) as we commenced production and sales of solar cells in July 2009 and also engaged third party factories to produce limited quantities of solar cells from silicon wafers that we provided for sale to our customers before we commenced our own solar cell production.

Our sales of solar modules for the nine months ended September 30, 2009 were RMB16.7 million (US$2.5 million) as we commenced production and sales of solar modules in August 2009 and also engaged third party factories to produce limited quantities of solar modules from silicon wafers that we provided for sale to our customers before we had our own solar module production capability.

Our processing service fee increased from RMB2.1 million for the nine months ended September 30, 2008 to RMB23.0 million (US$3.4 million) for the nine months ended September 30, 2009, primarily because we employed excess capacity to process multicrystalline wafers for our customers for the nine months ended September 30, 2009. In the nine months ended September 30, 2008, our processing service fees were derived from processing multicrystalline ingots for our customers on a limited scale as we did not have substantial excess capacity during such period. We intend to continue to maximize the utilization of our production capacity for the production of our own products, while providing processing services with our excess capacity from time to time on a limited basis.

Cost of Revenues.    Our cost of revenues decreased by 42.0% from RMB1,313.8 million for the nine months ended September 30, 2008 to RMB761.5 million (US$111.6 million) for the nine months ended September 30, 2009, primarily due to the decrease in our revenues, the net effect of a decrease in the purchase cost of silicon raw materials and our changing product mix.

Gross Profit.    Our gross profit decreased by 47.4% from RMB225.4 million for the nine months ended September 30, 2008 to RMB118.5 million (US$17.4 million) for the nine months ended September 30, 2009. Our gross margin decreased from 14.6% for the nine months ended September 30, 2008 to 13.5% for nine months ended September 30, 2009, primarily due to weakened macroeconomic conditions and the relative inelasticity of our fixed costs as compared to our variable costs, partially offset by our product mix upgrade.

Operating Expenses.    Our operating expenses increased by 151.7% from RMB26.9 million for the nine months ended September 30, 2008 to RMB67.7 million (US$9.9 million) for the nine months ended September 30, 2009, primarily due to the increase in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses increased by 130.0% from RMB26.0 million for the nine months ended September 30, 2008 to RMB59.8 million (US$8.8 million) for the nine months ended September 30, 2009, primarily attributable to (i) non-cash compensation expenses of RMB20.9 million (US$3.1 million) recognized in the nine months ended September 30, 2009 as the result of the June 2009 Modification and September 2009 Modification, (ii) the increase in salaries due to the increase in the number of our employees as we hired additional employees in line with the expansion of our operation, and (iii) the increase in consulting fees paid to banks for financial advice. The compensation expenses we recognized for the nine months ended September 30, 2009 were non-cash charges which had no impact on our cash flow. Our selling and marketing expenses increased significantly from RMB0.8 million for the nine months ended September 30, 2008 to RMB6.6 million (US$1.0 million) for the nine months ended September 30, 2009, primarily because we significantly increased our sales and marketing efforts by providing samples and undertaking additional marketing activities for the nine months ended September 30, 2009. In addition, our research and development expenses increased from RMB0.1 million for the nine months ended September 30, 2008 to RMB1.3 million (US$184.0 thousand) for the nine months ended September 30, 2009 in line with our increased research and development efforts.

Income from Operations.    As a result of the foregoing, our income from operations decreased by 74.4% from RMB198.5 million for the nine months ended September 30, 2008 to RMB50.8 million (US$7.4 million) for the nine months ended September 30, 2009. Our operating profit margin decreased from 12.9% for the nine months ended September 30, 2008 to 5.8% for the nine months ended September 30, 2009.

Interest Expenses, Net.    Our net interest expenses increased from RMB4.1 million for the nine months ended September 30, 2008 to RMB19.6 million (US$2.9 million) for the nine months ended September 30, 2009, primarily due to a significant increase in our average balance of short-term and long-term borrowings.

Government Subsidy Income.    We received government subsidy totaling RMB8.3 million (US$1.2 million), including subsidy for our expansion of production scale, technology upgrades and development of export markets, for the nine months ended September 30, 2009. While for the nine months ended September 30, 2008, we received government subsidy of RMB637.3 thousand, including the government grant Jiangxi Desun received to mitigate its losses resulting from severe winter weather conditions in early 2008.

Investment Loss.    In July 2008, we disposed of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring and recorded a loss of RMB10.2 million from such disposal.

Exchange Loss.    We incurred foreign exchange loss of RMB0.7 million (US$97.7 thousand) for the nine months ended September 30, 2009 primarily due to the effect of the appreciation of the Japanese Yen against Renminbi on our Japanese Yen denominated payables. We incurred foreign exchange loss of RMB5.0 million for the nine months ended September 30, 2008 as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi during such period.

Other Expenses, Net.    Our net other expenses increased by 464.1% from RMB105.6 thousand for the nine months ended September 30, 2008 to RMB595.7 thousand (US$87.3 thousand) for the nine months ended September 30, 2009, primarily due to a RMB1.0 million (US$149.4 thousand) donation we made in the nine months ended September 30, 2009.

Change in fair value of derivatives.    We had non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB36.5 million (US$5.4 million) for the nine months ended September 30, 2009 and non-cash gains relating to change in fair value of derivatives recognized in earnings of RMB0.2 million for the nine months ended September 30, 2008. See “—Critical Accounting Policies—Redeemable Convertible Preferred Shares”.

Income Taxes.    Our income taxes decreased from RMB822.3 thousand for the nine months ended September 30, 2008 to nil for the nine months ended September 30, 2009 because Jiangxi Jinko was exempted from income tax as a foreign-invested enterprise for 2008 and 2009, and Zhejiang Jinko was exempted from income tax as a foreign-invested enterprise for 2009, while Tiansheng and Yangfan, two of the former VIEs that were consolidated by us until September 30, 2008 and September 1, 2008, respectively, incurred income tax expenses for the nine months ended September 30, 2008.

Net Income attributable to JinkoSolar Holding Co., Ltd.    As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB178.6 million for the nine months ended September 30, 2008 to RMB1.7 million (US$0.3 million) for the nine months ended September 30, 2009. Our net profit margin decreased from 11.6% for the nine months ended September 30, 2008 to 0.2% for the nine months ended September 30, 2009.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Revenues.    Our revenues decreased by 47.5% from RMB915.8 million for the six months ended June 30, 2008 to RMB481.1 million for the six months ended June 30, 2009, primarily because industry demand and market prices of our products were seriously affected by the global recession and credit market contraction from the second half of 2008 through the first half of 2009.

Our sales of recovered silicon materials decreased by 93.2% from RMB414.2 million for the six months ended June 30, 2008 to RMB28.0 million for the six months ended June 30, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of recovered silicon materials for our own silicon wafer production to capture the efficiencies of our vertically integrated production process, which resulted in a decrease in sales volume of recovered silicon materials from 183.2 metric tons to 11.7 metric tons. Our sales of recoverable silicon materials during 2009 were contracted in December 2008 and the sales were made in the first quarter of 2009, and did not fully reflect the significant decrease in selling prices that occurred in 2009.

Our sales of silicon ingots decreased by almost 100.0% from RMB342.0 million for the six months ended June 30, 2008 to RMB0.1 million for the six months ended June 30, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of silicon ingots for our own silicon wafer production to capture the efficiencies of our vertically integrated production process, which resulted in a decrease in sales volume of silicon ingots from 22.7 MW to 0.01 MW. Average selling prices also decreased 58.6% for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Our sales of silicon wafers increased by 157.1% from RMB159.3 million for the six months ended June 30, 2008 to RMB409.5 million for the six months ended June 30, 2009, primarily because we commenced production of monocrystalline wafers only in March 2008 and multicrystalline wafers in July 2008, and as a result, our sales volumes of silicon wafers increased by 591.7% from 8.4 MW for the six months ended June 30, 2008 to 58.1 MW for the six months ended June 30, 2009. The increase in sales of silicon wafers was partially offset by a 61.3% decrease in average selling prices for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Our sales of solar cells for the six months ended June 30, 2009 were RMB18.8 million as we engaged third party factories to produce limited quantities of solar cells from silicon wafers that we provided, for sale to our customers.

Our sales of solar modules for the six months ended June 30, 2009 were RMB4.0 million as we engaged third party factories to produce limited quantities of solar modules from silicon wafers that we provided, for sale to our customers.

Our processing service fees increased significantly from RMB0.4 million for the six months ended June 30, 2008 to RMB20.7 million for the six months ended June 30, 2009, primarily because we employed our excess capacity to process multicrystalline wafers for our customers for the six months ended June 30, 2009. In the six months ended June 30, 2008, our processing service fees were derived from processing multicrystalline ingots for our customers on a limited scale, as we did not have substantial excess capacity during such period. We intend to continue to maximize the utilization of our production capacity for the production of our own products, while providing processing services with our excess capacity from time to time on a limited basis.

Cost of Revenues.    Our cost of revenues decreased by 46.2% from RMB791.0 million for the six months ended June 30, 2008 to RMB425.7 million for the six months ended June 30, 2009, primarily due to the decrease in our revenues, the net effect of a decrease in the purchase cost of silicon raw materials and our changing product mix.

Gross Profit.    Our gross profit decreased by 55.6% from RMB124.9 million for the six months ended June 30, 2008 to RMB55.4 million for the six months ended June 30, 2009. Our gross margin decreased from 13.6% for the six months ended June 30, 2008 to 11.5% for the six months ended June 30, 2009, primarily due to weakened macroeconomic conditions and the relative inelasticity of our fixed costs as compared with our variable costs, partially offset by our product mix upgrade.

Operating Expenses.    Our operating expenses increased by 100% from RMB14.4 million for the six months ended June 30, 2008 to RMB28.8 million for the six months ended June 30, 2009, primarily due to the increases in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses increased by 78.8% from RMB13.7 million for the six months ended June 30, 2008 to RMB24.5 million for the six months ended June 30, 2009, primarily attributable to (i) a non-cash compensation expense of RMB3.4 million recognized in the six months ended June 30, 2009 as the result of the June 2009 Modification, (ii) the increase in salaries due to the increase in the number of our employees as we hired additional employees in line with the expansion of our operation; and (iii) the increase in consulting fees paid to banks for financial advice. The compensation expense we recognized for the six months ended June 30, 2009 was a non-cash charge which had no impact on our cash flow. Our selling and marketing expenses increased significantly from RMB0.5 million for the six months ended June 30, 2008 to RMB3.8 million for the six months ended

June 30, 2009, primarily because we significantly increased our sales and marketing efforts by providing samples and undertaking additional marketing activities for the six months ended June 30, 2009. In addition, our research and development expenses increased from RMB78.0 thousand for the six months ended June 30, 2008 to RMB416.9 thousand for the six months ended June 30, 2009 in line with our increased research and development efforts.

Income from Operations.    As a result of the foregoing, our income from operations decreased by 75.9% from RMB110.5 million for the six months ended June 30, 2008 to RMB26.6 million for the six months ended June 30, 2009. Our operating profit margin decreased from 12.1% for the six months ended June 30, 2008 to 5.5% for the six months ended June 30, 2009.

Interest Expenses, Net.    Our net interest expenses increased from RMB2.6 million for the six months ended June 30, 2008 to RMB9.4 million for the six months ended June 30, 2009, primarily due to a significant increase in our average balance of short-term borrowings.

Government Subsidy Income.    In the first half of 2009, we received government subsidy totaling RMB5.2 million, including subsidy for our expansion plans and our development of export markets while in the first half of 2008, we received government subsidy of RMB637.3 thousand, including RMB200.0 thousand of government grant to Jiangxi Desun received to mitigate its losses resulting from severe winter weather conditions in early 2008.

Exchange Gain or Loss.    We had a foreign exchange gain of RMB1.2 million for the six months ended June 30, 2009, primarily due to the effect of the depreciation of the Japanese Yen against the Renminbi on Japanese Yen-denominated equipment procurement payables. We incurred foreign exchange losses of RMB3.8 million for the six months ended June 30, 2008 as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi during such period.

Other Expenses, Net.    Our net other expenses increased by 79.8% from RMB160.0 thousand for the six months ended June 30, 2008 to RMB287.6 thousand for the six months ended June 30, 2009, primarily due to a RMB520.0 thousand donation we made in the six months ended June 30, 2009.

Change in fair value of derivatives.    We had non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB35.5 million for the six months ended June 30, 2009. We did not have any non-cash gain or loss relating to change in fair value of derivatives recognized in earnings for the six months ended June 30, 2008. See “—Critical Accounting Policies—Redeemable Convertible Preferred Shares”.

Income Taxes.    Our income taxes decreased from RMB773.1 thousand for the six months ended June 30, 2008 to nil for the six months ended June 30, 2009 because Jiangxi Jinko was exempted from income tax as a foreign-invested enterprise for 2008 and the six months ended June 30, 2009, while Tiansheng and Yangfan, two of the former VIEs, incurred income tax expenses for the six months ended June 30, 2008.

Net (loss)/Income attributable to JinkoSolar Holding Co., Ltd.    As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB103.9 million for the six months ended June 30, 2008 to a net loss attributable to JinkoSolar Holding Co., Ltd. of RMB12.2 million for the six months ended June 30, 2009. Our net profit margin was 11.3% for the six months ended June 30, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.    Our revenues increased by 207.9% from RMB709.2 million for the year ended December 31, 2007 to RMB2,183.6 million for the year ended December 31, 2008, primarily because we commenced manufacturing and sales of monocrystalline ingots and wafers and multicrystalline ingots and wafers in August 2007, March 2008, June 2008 and July 2008, respectively. As a result, our revenues generated from sales of silicon ingots and wafers increased from RMB170.0 million and nil for the year ended December 31, 2007 to RMB483.5 million and RMB794.9 million for the year ended December 31, 2008, respectively. Our revenue from sales to a subsidiary of ReneSola, a related party, amounted to RMB381.4 million and RMB631.9 million, which accounted for 53.8% and 28.9% of our total revenue, for the years ended December 31, 2007 and 2008, respectively.

Our sales of recovered silicon materials increased by 68.1% from RMB536.8 million for the year ended December 31, 2007 to RMB902.2 million for the year ended December 31, 2008, primarily due to a 47.5% increase in the average selling price as well as the increase in sales volume from 349.1 metric tons to 397.9 metric tons, which resulted from strong demand, increased supply of recoverable silicon materials and our expanded processing capacity.

Our sales of silicon ingots increased by 184.4% from RMB170.0 million for the year ended December 31, 2007 to RMB483.5 million for the year ended December 31, 2008, primarily due to the increase in sales volume of our silicon ingots by 162.7%, from 12.6 MW to 33.1 MW, as well as an 8.3% increase in the average selling price, which resulted from strong demand and our expanded production capacity.

Our sales of silicon wafers increased from nil for the year ended December 31, 2007 to RMB794.9 million for the year ended December 31, 2008 as we began to sell our silicon wafer products in 2008.

Our processing service fees increased by 25.0% from RMB2.4 million for the year ended December 31, 2007 to RMB3.0 million for the year ended December 31, 2008, primarily because we commenced processing multicrystalline ingots for our customers in 2008.

Cost of Revenues.    Our cost of revenues increased by 201.5% from RMB621.0 million for the year ended December 31, 2007 to RMB1,872.1 million for the year ended December 31, 2008, primarily due to the increase in sales of our products and, to a lesser extent, the increase in purchase cost of silicon raw materials.

Gross Profit.    Our gross profit increased by 253.6% from RMB88.1 million for the year ended December 31, 2007 to RMB311.5 million for the year ended December 31, 2008. Our gross margin increased from 12.4% for the year ended December 31, 2007 to 14.3% for the year ended December 31, 2008 mainly because sales of silicon ingots and wafers accounted for 58.5% of our revenues in 2008, compared to 24.0% for the year ended December 31, 2007, when our revenues were primarily generated from the sales of recovered silicon materials, which generated lower margins than sales of silicon ingots and wafers.

Operating Expenses.    Our operating expenses increased by 222.4% from RMB12.5 million for the year ended December 31, 2007 to RMB40.3 million for the year ended December 31, 2008, primarily due to the increase in our general and administrative expenses. Our general and administrative expenses increased by 245.5% from RMB11.2 million for the year ended December 31, 2007 to RMB38.7 million for the year ended December 31, 2008, primarily due to the increase in employees’ salaries, social welfare payments and insurance premiums because we hired additional employees in connection with the expansion of our business. General and administrative expenses in the years ended December 31, 2007 and 2008 also included the amortization of land use rights amounting to RMB73.8 thousand and RMB2.7 million, respectively. The increase in our operating expenses also resulted from the increase in our research and development expenses from RMB50.8 thousand for the year ended December 31, 2007 to RMB441.8 thousand for the year ended December 31, 2008.

Income from Operations.    As a result of the foregoing, our income from operations increased by 258.9% from RMB75.6 million for the year ended December 31, 2007 to RMB271.3 million for the year ended December 31, 2008. Our operating profit margin increased from 10.7% for the year ended December 31, 2007 to 12.4% for the year ended December 31, 2008, primarily due to the commencement of sales of silicon ingots and wafers which generate higher margins than sales of recovered silicon materials.

Interest Expenses, Net.    Our net interest expenses increased from RMB321.9 thousand for the year ended December 31, 2007 to RMB6.3 million for the year ended December 31, 2008, primarily due to a significant increase in our average balance of short-term borrowings.

Government Subsidy Income.    Jiangxi Jinko and Jiangxi Desun received grants from the government of Shangrao Municipality and the Shangrao Economic Development Zone as awards for their contributions to the development of the local economy in the past. In 2008, Jiangxi Desun also received government grants to mitigate its losses resulting from severe winter weather conditions in early 2008. The subsidies we received in the years ended December 31, 2007 and 2008 amounted to RMB546.8 thousand and RMB637.3 thousand, respectively.

Investment Loss.    In July 2008, we disposed of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring and recorded a loss of RMB10.2 million from such disposal.

Exchange Loss.    Our exchange loss increased from RMB68.0 thousand for the year ended December 31, 2007 to RMB5.0 million for the year ended December 31, 2008, primarily due to foreign exchange losses we incurred as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi during the year ended December 31, 2008.

Other Income or Expenses, Net.    We had net other income of RMB300.0 thousand for the year ended December 31, 2007 primarily due to our sales of used packaging materials. We had net other expenses of RMB490.1 thousand for the year ended December 31, 2008, primarily due to our donations to victims of the Sichuan Earthquake which occurred in May 2008.

Change in fair value of derivatives.    We had non-cash charges relating to change in fair value of derivative recognized in earnings of RMB29.8 million for the year ended December 31, 2008. See “—Critical Accounting Policies—Redeemable Convertible Preferred Shares”.

Income taxes.    Our income taxes increased from nil for the year ended December 31, 2007 to RMB822.3 thousand for the year ended December 31, 2008, primarily because Jiangxi Desun as well as Tiansheng and Yangfan, two of the former VIEs, incurred income tax expenses for the year ended December 31, 2008. Our subsidiaries, Jiangxi Jinko and Jiangxi Desun, did not incur any income tax expenses during the year ended December 31, 2007. Jiangxi Desun was loss making from January 1, 2007 to April 9, 2007 and was exempted from income tax as a foreign-invested enterprise since April 10, 2007 to December 31, 2007 and Jiangxi Jinko was loss making during 2007. While in the year ended December 31, 2008, Jiangxi Desun was profit making for the period from January 1, 2008 to July 28, 2008 when it was deconsolidated. Jiangxi Jinko was exempted from income tax as a foreign-invested enterprise for the year ended December 31, 2008. The VIEs did not generate income tax expenses for the year ended December 31, 2007 because they were loss making. Hexing and Alvagen had no taxable profit for the year ended December 31, 2008. Xinwei was consolidated into our consolidated financial statements from July 16, 2007 to December 28, 2007 and was loss making during such period. See “—Selected Statement of Operations Items—Taxation.”

Non-controlling Interests.    Non-controlling interests were RMB576.8 thousand for the year ended December 31, 2008, which represented the profits of Tiansheng and Hexing during 2008, net of prior year losses. Non-controlling interests was nil for the year ended December 31, 2007 because the VIEs did not record profits for that period.

Net Income attributable to JinkoSolar Holding Co., Ltd.    As a result of the factors discussed above, our net income attributable to JinkoSolar Holding Co., Ltd. increased by 187.8% from RMB76.0 million for the year ended December 31, 2007 to RMB218.7 million for the year ended December 31, 2008. Our net profit margin decreased from 10.7% for the year ended December 31, 2007 to 10.0% for the year ended December 31, 2008.

Year Ended December 31, 2007 and Period from June 6, 2006 (Inception) to December 31, 2006

Because we commenced operations at our inception on June 6, 2006, we cannot provide a meaningful comparison of our results of operations for the year ended December 31, 2007 to the period from June 6, 2006 to December 31, 2006.

Year Ended December 31, 2007

Revenues. Our revenues for the year ended December 31, 2007 amounted to RMB709.2 million. We derived our revenues from sales of recovered silicon materials (RMB536.8 million) and monocrystalline silicon ingots (RMB170.0 million), which we began manufacturing in August 2007. We sold 349.1 million metric tons of recovered silicon materials, at an average selling price of RMB1,537.5 per kilogram, compared to average selling price of RMB906.0 per kilogram for the period from June 6, 2006 to December 31, 2006, and 12.6 MW of monocrystalline ingots, at an average selling price of RMB13.5 per watt for the year ended December 31, 2007. We also recorded processing service fees of RMB2.4 million from a subsidiary of ReneSola, a related party for the year ended December 31, 2007. Our revenue from sales to a subsidiary of ReneSola, a related party, amounted to RMB381.4 million, accounting for 53.8% of total revenue for the year ended December 31, 2007.

Cost of Revenues. Our cost of revenues for the year ended December 31, 2007 were RMB621.0 million, in line with the increase in sales and the purchase cost of silicon raw materials.

Gross Profit. Gross profit for the year ended December 31, 2007 was RMB88.1 million, representing a gross margin of 12.4%. The increase in gross margin compared to 0.4% for the period from June 6, 2006 to December 31, 2006 was due to commencement of sales of silicon ingots which generated higher margin than sales of recovered silicon materials, and improvement in the margin of our recovered silicon materials operations.

Operating Expenses. Operating expenses for the year ended December 31, 2007 were RMB12.5 million, consisting principally of general and administrative expenses of RMB11.2 million.

Income from Operations. Income from operations for the year ended December 31, 2007 was RMB75.6 million, and operating profit margin increased to 10.7% from negative domain for the period from June 6, 2006 to December 31, 2006, primarily due to our commencement of sales of silicon ingots and improvement in the margin of our recovered silicon materials operations.

Interest Expenses, Net. We recorded net interest expenses of RMB321.9 thousand for the year ended December 31, 2007.

Government Subsidy Income. Jingxi Jinko and Jiangxi Desun received grants from the government of Shangrao Municipality and the Shangrao Economic Development Zone as awards for their contributions to the development of the local economy in the past. Such subsidies for the year ended December 31, 2007 amounted to RMB546.8 thousand.

Exchange Loss. We recorded an exchange loss of RMB68.0 thousand for the year ended December 31, 2007.

Other Income, Net. We had net other income of RMB300.0 thousand for the year ended December 31, 2007 primarily resulting from sales of used packaging materials.

Income Taxes. We did not incur any income taxes for the year ended December 31, 2007. Our subsidiaries, Jiangxi Jinko and Jiangxi Desun, did not incur any income tax expense during the year ended December 31, 2007, nor did the VIEs.

Net Income attributable to JinkoSolar Holding Co., Ltd. Our net income attributable to JinkoSolar Holding Co., Ltd. for the year ended December 31, 2007 was RMB76.0 million, and our net profit margin was 10.7%.

Period from June 6, 2006 to December 31, 2006

Revenues.    Our revenues for the period from June 6, 2006 to December 31, 2006 amounted to RMB116.2 million, including RMB113.9 million generated from sales to a subsidiary of ReneSola, a related party. We derived our entire revenue from sales of recovered silicon materials during this period. We commenced processing recoverable silicon materials in June 2006 and sold 128.3 metric tons of recovered silicon materials at an average selling price of RMB906.0 per kilogram for the period from June 6, 2006 to December 31, 2006.

Cost of Revenues.    Our cost of revenues for the period from June 6, 2006 to December 31, 2006 amounted to RMB115.8 million, consisting primarily of cost of recoverable silicon materials, which we procured for processing into recovered silicon materials for sales to our customers.

Gross Profit.    Our gross profit for the period from June 6, 2006 to December 31, 2006 amounted to RMB463.3 thousand, representing a gross margin of 0.4%. This low margin was primarily due to the fact that we only conducted preliminary recoverable silicon material processing operations during this period.

Operating Expenses.    Our operating expenses for the period from June 6, 2006 to December 31, 2006 amounted to RMB1.9 million. Selling and marketing expenses, general and administrative expenses and research and development expenses amounted to RMB246.9 thousand, RMB1.6 million and RMB11.6 thousand, respectively.

Loss from Operations.    Our loss from operations for the period from June 6, 2006 to December 31, 2006 amounted to RMB1.4 million.

Interest Income, Net.    Our interest income for the period from June 6, 2006 to December 31, 2006 amounted to RMB7.0 thousand, consisting of interest income from our demand deposits.

Exchange Loss.    Our exchange loss for the period from June 6, 2006 to December 31, 2006 amounted to RMB1.1 thousand, primarily due to the appreciation of the Renminbi against the

U.S. dollar and the Hong Kong dollar, which caused the value of our U.S. dollar and the Hong Kong dollar denominated assets as of December 31, 2006 to decrease accordingly.

Other Income.    We had RMB33.4 thousand net other income for the period from June 6, 2006 to December 31, 2006 due to our sales of used packaging materials.

Income Taxes.    We did not record income tax for the period from June 6, 2006 to December 31, 2006 because Jiangxi Desun and Jiangxi Jinko recorded a loss. Tiansheng and Yangfan also recorded losses for the period from June 6, 2006 to December 31, 2006.

Net Loss Attributable to JinkoSolar Holding Co., Ltd.    As a result of the foregoing, our net loss attributable to JinkoSolar Holding Co., Ltd. for the period from June 6, 2006 to December 31, 2006 was RMB1.4 million.

Selected Quarterly Results of Operations

The following table presents our unaudited condensed consolidated quarterly results of operations for the 11 quarterly periods ended September 30, 2009. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar power products. For additional risks, see “Risk Factors—Risks Related to Our Business and Our Industry—Our operating results may fluctuate from period to period in the future.”

	2007				2008				2009
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share and per share data)
Revenues	104,418.2	136,200.0	172,816.4	295,718.3	365,931.6	549,908.2	623,333.7	644,440.7	259,865.9	221,231.7	398,930.5
Cost of revenues	(95,957.4)	(122,413.4)	(146,998.2)	(255,655.0)	(318,845.1)	(472,110.8)	(522,802.6)	(558,330.2)	(242,524.0)	(183,198.0)	(335,822.3)
Gross profit	8,460.8	13,786.6	25,818.2	40,063.3	47,086.5	77,797.4	100,531.1	86,110.5	17,341.9	38,033.7	63,108.2
Total operating expenses	(1,482.1)	(2,353.1)	(2,941.2)	(5,763.9)	(6,220.8)	(8,135.3)	(12,546.5)	(13,369.2)	(9,984.8)	(18,765.6)	(38,909.1)
(Loss)/Income from operations	6,978.7	11,433.5	22,877.0	34,299.4	40,865.7	69,662.2	87,984.6	72,741.3	7,357.1	19,268.1	24,199.1
Interest income/(expenses), net	11.7	16.2	6.4	(356.1)	(838.8)	(1,753.1)	(1,515.6)	(2,216.4)	(4,623.1)	(4,741.4)	(10,226.1)
Government subsidy income	37.6	87.5	401.4	20.3	637.3	—	—	—	2,721.0	2,506.0	3,060.6
Loss on disposal of subsidiary	—	—	—	—	—	—	(10,165.5)	—	—	—	—
Exchange gain/(loss)	—	10.4	380.4	(458.9)	(1,386.0)	(2,366.2)	(1,222.6)	(5.1)	2,261.9	(1,093.5)	(1,835.6)
Other income/(expenses), net	16.9	10.2	(12.1)	285.0	118.0	(278.0)	54.4	(384.5)	207.3	(494.9)	(308.1)
Change in fair value of derivatives	—	—	—	—	—	—	204.7	(30,017.4)	(24,296.8)	(11,242.7)	(999.2)
(Loss)/Income before income taxes	7,044.9	11,557.8	23,653.1	33,789.7	39,396.2	65,264.9	75,339.9	40,117.9	(16,372.5)	4,201.6	13,890.7
Income taxes	—	—	—	—	(25.9)	(747.1)	(49.2)	—	—	—	—
Net (loss)/income	7,044.9	11,557.8	23,653.1	33,789.7	39,370.3	64,517.8	75,290.7	40,117.9	(16,372.5)	4,201.6	13,890.7
Less: Net income attributable to the non-controlling interests	—	—	—	—	—	—	(576.8)	—	—	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.	7,044.9	11,557.8	23,653.1	33,789.7	39,370.3	64,517.8	74,713.9	40,117.9	(16,372.5)	4,201.6	13,890.7
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share basic and diluted	0.56	0.45	0.47	0.68	0.79	1.25	1.24	0.25	(0.86)	(0.63)	(0.30)
Weighted average ordinary shares outstanding basic and diluted	12,500,000	25,686,813	50,000,000	50,000,000	50,000,000	50,249,175	50,731,450	50,731,450	50,731,450	50,731,450	50,731,450

Liquidity and Capital Resources

We have financed our operations primarily through equity contributions from our shareholders, issuance of preferred shares and cash flow generated from operations as well as short and long-term borrowings.

The following table sets forth the principal amounts of our outstanding short-term borrowings including outstanding short-term borrowings under credit quotas as of September 30, 2009:

Lending Institution	Principal Amount Outstanding
	(RMB)	(US$)
	(in millions)
Jiangxi Jinko
Agricultural Bank of China	246.5	36.1
Bank of China	139.0	20.4
China Construction Bank	26.0	3.8
China Merchants Bank	20.0	2.9
Zhejiang Jinko
Communication Bank	22.0	3.2
Industrial and Commercial Bank of China	29.2	4.3
Bank of China	40.0	5.9

These short-term borrowings bore interest at rates per annum from 4.78% to 5.31%, and were secured by mortgages over our fixed assets and pledge over inventories and in some cases are also guaranteed by our founders. In addition, some of these short-term borrowings were secured by mortgages over the fixed assets of Jiangxi Desun or guaranteed by Jiangxi Desun and, in either case, also guaranteed by our founders.

Since September 30, 2009 we have made short-term borrowings in the aggregate principal amount of RMB369.5 million from Shanghai Pudong Development Bank, Communication Bank, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of China, and repaid short-term bank borrowings of RMB316.0 million.

The following table sets forth the principal amounts of our outstanding long-term borrowings as of September 30, 2009:

Lending Institution	Principal Amount Outstanding
	(RMB)	(US$)
	(in millions)
Jiangxi Jinko
Agricultural Bank of China	120.0	17.6
Heji Investment	50.0	7.3
Bank of China	80.0	11.7
Zhejiang Jinko
Communication Bank	30.0	4.4
China Construction Bank	30.0	4.4

Our long-term borrowings have terms of two to three years and will mature from May 2010 to October 2012. These long-term borrowings bore interest at rates per annum from 4.86% to 8.99%. Some of these long-term borrowings are guaranteed by our founders.

Since September 30, 2009, we have borrowed from Bank of China an aggregate principal amount of RMB100.0 million pursuant to two long-term loans. In addition, our long-term loan from Heji Investment of RMB50.0 million has been re-arranged into entrusted loans made through Agricultural Bank of China in the aggregate principal amount of RMB50.0 million. Under a typical entrusted loan arrangement, the entrustor which is the actual lender deposits the amount of the loan principal with the entrusted bank. The entrusted bank then lends the principal to the borrower according to the direction of the entrustor while the entrustor bears the risk of the default by the borrower on the repayment of the principal and interest. The relevant PRC regulations prohibit a non-financial institution such as Heji Investment from lending directly to another company and therefore, the rearrangement of the loan from Heji Investment from a direct loan into entrusted loans enabled Heji Investment to comply with such PRC regulations.

As of September 30, 2009, our aggregate short- and long-term borrowings extended by commercial banks in China were RMB522.7 million (US$76.6 million) and RMB280.0 million (US$41.0 million), respectively. In addition, we also had available credit facilities amounting to RMB58.0 million (US$8.5 million) as of September 30, 2009. Our total credit quotas confirmed by commercial banks in China were RMB1,370 million (US$200.6 million). Commercial banks in China extend credit to borrowers based on national monetary policies and the banks’ own evaluation of a borrower’s risk profile and credit-worthiness. Commercial banks confirm the credit quota, which is normally the maximum amount that a commercial bank may lend to the borrower for working capital and trade finance from time to time to facilitate the borrower’s access to such credit. However, the credit quota is subject to adjustment based on prevailing circumstances and does not constitute a legally binding commitment of the commercial bank, and the borrower’s access to such credit is still subject to examination and approval by the commercial bank based on its internal rules.

Our loan agreements with these banks typically contain standard restrictive covenants including those that restrict our ability to grant liens on our assets to secure debt of any third parties and restrict Jiangxi Jinko’s ability to distribute dividends to us.

Cash Flows and Working Capital

As of September 30, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, we had RMB90.4 million (US$13.2 million), RMB27.3 million, RMB27.2 million and RMB8.5 million in cash and cash equivalents (not including restricted cash), respectively. Cash consists primarily of cash on hand and demand deposits. Restricted cash, which was RMB79.4 million (US$11.6 million) as of September 30, 2009 and RMB9.7 million as of December 31, 2008, represents deposits held by a bank which are not available for our general use. These deposits are held as collateral for issuance of letters of credit and bank acceptance notes to vendors for the purchase of raw materials, machinery and equipment which generally mature within six months.

In the nine months ended September 30, 2009 and the year ended December 31, 2008, 2007 and 2006, we received proceeds from issuance of ordinary shares of nil, nil, RMB97.2 million and RMB3.1 million, respectively. In the years ended December 31, 2008, 2007 and 2006, Jiangxi Desun received capital injections of nil, RMB48.4 million and RMB4.0 million, respectively, and the VIEs also received capital contributions from their equity holders of RMB10.8 million, RMB5.0 million and RMB5.9 million, respectively, for the same periods. In addition, we received RMB163.5 million and RMB235.4 million, respectively, in net proceeds from the issuance of series A redeemable convertible preferred shares and series B redeemable convertible preferred shares in 2008. As of September 30, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, we had nil, nil, RMB92.4 million and RMB49.8 million in advances from a subsidiary of ReneSola, a related party. Advances from third-party customers amounted to RMB35.7 million (US$5.2 million), RMB184.7 million, RMB162.0 million and nil as of September 30, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, respectively. As of September 30, 2009, December 31, 2008, December 31, 2007

and December 31, 2006, we had nil, nil, RMB10.6 million and RMB11.1 million in short-term borrowings from related parties. Short-term borrowings from third parties amounted to RMB582.7 million (US$85.4 million), RMB150.0 million, RMB23.0 million and RMB1.0 million as of September 30, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, respectively. Our total short- term borrowings outstanding as of September 30, 2009 bore interest at a weighted average rate of 5.24% per annum. For more information on our short-term borrowings, see above and “—Contractual Obligations and Commercial Commitments.”

As of September 30, 2009, we had entered into six long-term silicon wafer sales contracts with Alex New Energy Co., Ltd., or Alex New Energy, Green Power PV Co., Ltd., or Green Power, Jiangyin Jetion Science and Technology Co., Ltd., or Jetion, Jiangxi Risun Solar Energy Co., Ltd., or Risun, Solland Solar Cells B.V., or Solland, Win-Korea Trading PTY., Ltd., or Win-Korea, pursuant to which they have committed to pay an aggregate of RMB130.4 million (US$19.1 million) in prepayments to us by December 31, 2009, respectively. As of September 30, 2009, we had a balance of prepayments totaling RMB16.5 million (US$2.4 million) under such long-term silicon wafer sales contracts. We have renegotiated with these customers and will not require them to make further prepayment under such long-term silicon wafer sales contracts or plan to include similar provisions for prepayment in our future long-term silicon wafer agreements. In addition, as of September 30, 2009, we had entered into three long-term contracts for sales of our solar module products, pursuant to which we are entitled to receive an aggregate of US$1.0 million in deposit. As of September 30, 2009, we had received deposit of US$0.5 million under such long-term contracts. We plan to continue to include provisions for prepayment or deposit in our future solar module long-term sales or distribution contracts.

We have significant working capital commitments relating to prepayments to suppliers under long-term supply contracts for virgin polysilicon, as well as prepayments for deliveries of recoverable silicon materials. Advances to suppliers to be utilized within one year relate primarily to advances paid to suppliers of recoverable silicon materials, while advances to suppliers of virgin polysilicon are to be utilized beyond one year. Advances to suppliers to be utilized within one year were RMB39.8 million, RMB151.5 million, RMB110.6 million and RMB163.9 million (US$24.0 million) as of December 31, 2006, 2007, 2008 and September 30, 2009, respectively. Advances to suppliers to be utilized beyond one year were RMB187.3 million and RMB232.2 million (US$34.0 million) as of December 31, 2008 and September 30, 2009, respectively. The increase in the balance of advances to suppliers to be utilized within one year as of September 30, 2009 compared to December 31, 2008 is primarily attributable to the prepayments made during the nine-month period ended September 30, 2009 to secure supply of recoverable silicon materials. The increase in the balance of advances to suppliers to be utilized beyond one year is primarily attributable to the two long-term virgin polysilicon supply contracts we entered into with Zhongcai Technological and Hoku in July 2008. During the fourth quarter of 2008, we renegotiated the prepayment terms of both such contracts to extend a portion of the prepayment obligations to the first half of 2009. See “Risk Factors—Risks Related to Our Business and Our Industry—Prepayment arrangements to suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Accounts receivable due from third parties increased from RMB8.0 million as of December 31, 2008 to RMB155.4 million (US$22.8 million) as of September 30, 2009, because we have begun to extend up to 30 or 45 days of payment terms to customers with strong credit worthiness, and no longer require that all silicon wafer customers make payment in full prior to delivery. Inventories increased from RMB272.0 million as of December 31, 2008 to RMB347.7 million (US$50.9 million) as of September 30, 2009 in line with the expansion of our silicon wafer manufacturing capacity and output.

Accounts payable increased from RMB24.0 million as of December 31, 2008 to RMB101.8 million (US$14.9 million) as of September 30, 2009 in line with the expansion of our business. The increase in the accounts payable was also partially because we started to pay our suppliers of consumables on credit terms. Notes payable increased from nil as of December 31, 2008 to RMB114.0 million (US$16.7 million) as of September 30, 2009 as we issued bank acceptance notes to our suppliers mainly for purchase of raw materials in 2009. Other payables and accruals due to third parties decreased from RMB83.0 million as of December 31, 2008 to RMB62.0 million (US$9.1 million) as of September 30, 2009, consisting mainly of payables for property, plant and equipment and RMB10 million (US$1.5 million) payable in connection with the acquisition of Zhejiang Jinko.

The following summary of our cash flows for the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary of our cash flows for the nine months ended September 30, 2008 and 2009 has been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Our cash flows for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2008 included the cash flows of Jiangxi Desun, Xinwei and the VIEs until the respective dates of deconsolidation.

	Period from June 6, 2006 to December 31, 2006	Year Ended December 31,		Nine Months Ended September 30,		Nine Months Ended September 30,
		2007	2008	2008	2009	2009
	(RMB in thousands)					(US$ in thousands)
Net cash (used in)/provided by operating activities	(3,938.3)	3,541.4	(243,828.5)	(263,903.0)	(174,842.9)	(25,613.5)
Net cash used in investing activities	(11,650.1)	(167,973.6)	(333,753.0)	(263,210.8)	(276,365.6)	(40,486.0)
Net cash provided by financing activities	24,097.5	183,248.8	581,520.7	545,508.0	514,237.6	75,332.9
Cash, beginning of year/period	—	8,508.0	27,242.2	27,242.2	27,323.6	4,002.8
Cash, end of year/period	8,508.0	27,242.2	27,323.6	41,889.5	90,355.6	13,236.6

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2009 was RMB174.8 million (US$25.6 million), consisting primarily of (i) decrease in advances from third party customers of RMB140.7 million (US$20.6 million), (ii) increase in accounts receivable of RMB60.0 million (US$8.8 million), (iii) increase in advances to suppliers, largely short-term advances to various suppliers, of RMB68.7 million (US$10.1 million), and (iv) increase in inventories of RMB44.6 million (US$6.5 million), partially offset by (i) increase in accounts payable of RMB70.9 million (US$10.4 million), (ii) increase in notes payable of RMB65.5 million (US$9.6 million) relating to bank acceptance notes that we issued to our suppliers, and (iii) net income of RMB1.7 million (US$0.3 million), adding back the non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB36.5 million (US$5.4 million) and the non-cash compensation expenses of RMB20.9 million (US$3.1 million) recognized as the result of the June 2009 Modification and September Modification.

Net cash used in operating activities for the year ended December 31, 2008 was RMB243.8 million, reflecting the rapid growth of our business and the corresponding demand on working capital, consisting primarily of (i) increase in inventories of RMB249.2 million as we increased our inventories to meet production output, (ii) increase in advance to suppliers of RMB222.4 million to secure raw materials for our increased production output, (iii) decrease in advances from a related party of RMB92.4 million because we delivered several shipments to a subsidiary of ReneSola, which offset the advances, and (iv) increase in accounts receivables of RMB90.4 million because we started to sell products to our customers on credit terms, partially offset by (i) decrease in other receivables from related parties of RMB48.5 million, (ii) increase in advances from third party customers of RMB22.7 million, (iii) increase in other payables and accruals of RMB33.4 million, and (iv) net income of RMB219.3 million, adding back the non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB29.8 million.

Net cash provided by operating activities for the year ended December 31, 2007 was RMB3.5 million, consisting primarily of (i) increase in advances from third party customers of RMB162.0 million as we increased sales to third-party customers, (ii) net income of RMB76.0 million, (iii) increase in advances from a related party of RMB42.6 million and (iv) increase in accounts payable of RMB10.7 million, partially offset by (i) increase in inventories of RMB162.7 million as we increased our inventories to meet production output, (ii) increase in advances to suppliers of RMB118.7 million to secure raw materials for our increased production output and (iii) increase in prepayments and other current assets of RMB28.4 million, including advances to employees for their travel expenses, loans receivables and prepaid rent and other prepayments.

Net cash used in operating activities for the period from June 6, 2006 to December 31, 2006 was RMB3.9 million, consisting primarily of (i) increase in advances to suppliers of RMB39.8 million to secure raw materials for our increased production output, (ii) increase in inventories of RMB11.4 million as we increased our inventories to meet production output and (iii) increase in other receivables from related parties of RMB5.9 million, partially offset by an increase in advances from a subsidiary of ReneSola, a related party of our company, of RMB49.8 million as we increased sales to such customer.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2009 was RMB276.4 million (US$40.5 million), consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB170.6 million (US$25.0 million), (ii) net cash paid for our acquisition of Zhejiang Jinko of RMB59.2 million (US$8.7 million) after deduction of Zhejiang Jinko’s cash balance, and (iii) cash paid for short-term investment of RMB41.0 million (US$6.0 million), which mainly represented bank time deposits pledged to banks as collateral for issuance of bank acceptance notes for purchase of raw materials.

Net cash used in investing activities for the year ended December 31, 2008 was RMB333.8 million, consisting primarily of (i) purchase of property, plant and equipment of RMB319.2 million, (ii) purchase of land use rights of RMB98.9 million, (iii) cash outflow from deconsolidation of VIEs of RMB13.3 million and (iv) increase in restricted cash of RMB9.7 million, partially offset by cash received from disposal of our equity interest in Jiangxi Desun of RMB92.0 million.

Net cash used in investing activities for the period from June 6, 2006 to December 31, 2006 and the year ended December 31, 2007 amounted to RMB11.7 million and RMB168.0 million, respectively, consisting primarily of the purchases of property and equipment as well as of land use rights in line with our capacity expansion plan during these periods.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2009 was RMB514.2 million (US$75.3 million), consisting primarily of borrowings from third parties of

RMB888.6 million (US$130.2 million), partially offset by repayment of borrowings to third parties of RMB368.7 million (US$54.0 million).

Net cash provided by financing activities for the year ended December 31, 2008 was RMB581.5 million, consisting primarily of (i) net proceeds from issuance of series A redeemable convertible preferred shares of RMB163.5 million, (ii) net proceeds from issuance of series B redeemable convertible preferred shares of RMB235.4 million and (iii) cash from borrowings from third parties of RMB298.7 million, partially offset by (i) repayments of borrowings to third parties of RMB111.2 million and (ii) repayment of borrowings to related parties of RMB10.1 million.

Net cash provided by financing activities for the year ended December 31, 2007 was RMB183.2 million, consisting primarily of (i) proceeds from issuance of ordinary shares and capital injection from shareholders and VIE shareholders totaling RMB153.6 million, (ii) cash from borrowings from third parties of RMB23.0 million, and (iii) cash from borrowings from related parties of RMB9.2 million, partially offset by (i) repayments of borrowings to related parties of RMB1.6 million and (ii) repayment of borrowings to third parties of RMB1.0 million.

Net cash provided by financing activities for the period from June 6, 2006 to December 31, 2006 was RMB24.1 million, consisting primarily of capital injection from shareholders of RMB7.1 million, all in the form of cash, cash from borrowings from related parties of RMB10.1 million, cash from borrowings from third parties of RMB1.0 million and capital injection into VIEs by VIE equity holders of RMB5.9 million.

Acquisition of Zhejiang Jinko

In June 2009, we acquired 100% equity interest in Zhejiang Jinko for a total consideration of approximately RMB100 million (US$14.6 million). The acquisition was consummated on June 30, 2009. Consequently, we consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko was established in August 2006 and is a manufacturer of solar cells. This acquisition has allowed us to expand our business to manufacturing of solar cells. As of September 30, 2009, the unpaid purchase consideration for acquisition of Zhejiang Jinko was approximately RMB10 million (US$1.5 million). This amount was paid in full as of October 12, 2009.

Capital Expenditures

We had capital expenditures of RMB11.7 million, RMB154.1 million, RMB418.1 million and RMB229.9 million (US$33.7 million) for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, respectively. Our capital expenditures were used primarily to build our silicon wafer and ingot manufacturing plant, purchase production equipment and acquire land use rights, and for the net cash paid for the acquisition of Zhejiang Jinko.

We expect to continue investing in capital expenditures in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for solar power products and prudently invest in the coordinated expansion of our production capacity solar cells and solar modules so as to achieve rapid and sustained growth of our vertically integrated production capacity. We expect that our capital expenditures for 2010 will be approximately RMB400 million, which will be used primarily to purchase solar cell and solar module manufacturing equipment and build manufacturing facilities. We plan to expand our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010.

We will seek to optimize our capital structure to finance our capital expenditures in the most efficient manner and to prudently maximize shareholder return. In that connection, we will manage our use of equity and debt financing from various sources, including the net proceeds from this offering as well as loans from commercial banks, to fund capital expenditures. We expect that the anticipated net proceeds from this offering, either alone or in conjunction with bank loans, will be sufficient to procure all additional equipment necessary to implement our expansion plan.

We believe that available credit under existing bank credit facilities, the proceeds of this offering, as well as cash on hand and operating cash flow, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2009:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(RMB in thousands)
Purchase obligations relating to machinery and equipment	195,853.0	194,887.0	966.0	—	—
Unpaid purchase consideration for acquisition of Zhejiang Jinko(1)	10,000.0	10,000.0	—	—	—
Payment obligations under long-term supply agreements	676,810.8	73,980.8	147,468.5	138,211.4	317,150.1
Short-term bank borrowings	522,674.9	522,674.9	—	—	—
Long-term borrowings	310,000.0	60,000.0	250,000.0	—	—
Payment obligations under capital lease agreements	5,491.8	5,491.8	—	—	—
Payment obligations for operating leases	15,181.5	4,016.8	5,388.1	2,200.6	3,576.0

Total	1,736,012.0	871,051.3	403,822.6	140,412.0	320,726.1

(1)	Paid in full as of October 12, 2009.

Off-balance Sheet Commitments and Arrangements

Jiangxi Jinko entered into a guarantee agreement with Industrial Bank Co., Ltd., Nanchang Branch, or Nanchang Industrial Bank, pursuant to which Jiangxi Jinko became jointly liable with Jiangxi Desun for Jiangxi Desun’s obligations to repay a RMB11.0 million (US$1.6 million) short-term bank borrowing due on March 28, 2009, as well as other expenses the lender may incur for collection of any amount overdue. As of September 30, 2009, such guarantee had been released. On June 13, 2009, Jiangxi Jinko entered into the Heji Loan Agreement with Heji Investment for loans with an aggregate principal amount of up to RMB100 million with a term of three years. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million through Agricultural Bank of China. In connection with the Heji Loan Agreement, Heji Investment required Jiangxi Jinko to enter into a guarantee agreement with JITCL on May 31, 2009 for Heji Investment’s own payment obligations under its separate entrusted loan agreement with JITCL, under which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years.

Before our acquisition of Zhejiang Jinko, Zhejiang Jinko had entered into the following guarantee agreements to guarantee the repayment obligations of third parties under their respective loan agreements:

•

On June 2, 2008, Zhejiang Jinko entered into a guarantee agreement with Industrial and Commercial Bank of China, Haining Branch, or Haining ICBC, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans for Zhejiang Jean’s obligations to repay a long-term bank borrowing of up to RMB30 million (US$4.4 million) due on June 30, 2009. Zhejiang Jinko’s obligation under the guarantee agreement will expire on the second anniversary of the maturity of the loan. As of the date of this prospectus, such guarantee has been released.

•

On June 27, 2008, Zhejiang Jinko entered into a guarantee agreement with Haining Farmers Credit Association, pursuant to which Zhejiang Jinko became jointly liable with Haining Hongyang Group Co., Ltd. or Haining Hongyang, for Haining Hongyang’s obligations to repay a long-term loan of up to RMB20 million with Haining Farmers Credit Association due on December 10, 2009. Zhejiang Jinko’s obligation under the guarantee agreement will expire on the second anniversary of the maturity of the loan. As of the date of this prospectus, no amount is outstanding under this loan agreement.

•

On April 17, 2008, Zhejiang Jinko entered into a maximum guarantee agreement with Shanghai Pudong Development Bank, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans for Zhejiang Jeans’ repayment obligations under a bank facility of up to RMB20 million from Shanghai Pudong Development Bank due on December 31, 2009. Zhejiang Jinko’s obligation under the guarantee agreement will expire upon the second anniversary of the maturity of each loan under this bank facility. As of the date of this prospectus, such guarantee had been released.

•

On February 17, 2009, Zhejiang Jinko entered into a guarantee agreement with Jiaxing Commercial Bank, Haining Branch, or Jiaxin Commercial Bank, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans Industry Co., Ltd. or Zhejiang Jeans, for Zhejiang Jean’s obligations to repay up to RMB3.35 million under a bank acceptance bill with Jiaxing Commercial Bank. As of the date of this prospectus, no amount is outstanding under the bank acceptance bill.

•

On June 5, 2009, Zhejiang Jinko entered into a guarantee agreement with Jiaxing Commercial Bank, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans for Zhejiang Jean’s obligations to repay up to RMB5.00 million under a bank acceptance bill with Jiaxing Commercial Bank. As of the date of this prospectus, no amount is outstanding under the bank acceptance bill.

We have no other outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

Inflation

Since our inception, inflation in China has not materially impacted our operations. The consumer price index in China increased 1.5%, 4.8% and 5.9% for years ended December 31, 2006, 2007 and

2008, respectively, according to the National Bureau of Statistics of China. Inflation could affect our business in the future by, among other things, increasing the cost of our production inputs and borrowing costs, and affecting the value of financial instruments.

Quantitative and Qualitative Disclosures about Market Risks

Commodity Price Risk

The major raw materials used in the production of our products include virgin polysilicon and recoverable silicon materials. Our average purchase price of recoverable silicon materials increased by 123.0% from 2006 to 2007 and by 53.9% from 2007 to 2008 and decreased by 78.6% from the nine months ended September 30, 2008 to the nine months ended September 30, 2009. Our average purchase price of virgin polysilicon decreased by 14.7% from 2007 to 2008 and by 76.6% from the nine months ended September 30, 2008 to the nine months ended September 30, 2009. Our financial performance is affected by fluctuations in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Up to mid-2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, in the second half of 2008 and first half of 2009, industry demand for solar power products was seriously affected by the global recession and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global recession continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for polysilicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Because recoverable silicon materials are used as a substitute for virgin polysilicon and such materials require processing before they are suitable for use in the production process, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, also declined in the fourth quarter of 2008 and the first half of 2009. Despite the contraction in the demand for solar power products in the second half of 2008 and the first half of 2009, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the implementation of stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy.

In addition, we have entered into a long-term virgin polysilicon supply agreement with Hoku with a total purchase price of US$106 million for virgin polysilicon to be delivered from 2010 to 2019. Prices under this contract are fixed for the contract term. As a result, we are exposed to the risk that future spot market prices of virgin polysilicon may fall below the contract prices. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes. Moreover, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our export sales are generally denominated in U.S. dollars and we also incur expenses in foreign currencies, including U.S. dollars and Japanese Yen, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen could expose us to foreign exchange risk. In addition, as we expand our sales to overseas markets, we expect our foreign exchange exposures will increase. We do not currently hedge our exchange rate exposure. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. In 2008, we incurred foreign exchange losses of approximately RMB5.0 million as one third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of market-to-market adjustments.

As a result, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred by our short-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of September 30, 2009, our total outstanding interest-bearing RMB-denominated borrowings were RMB819.7 million (US$120.1 million) with a weighted average interest rate of 5.2% per annum. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Recent Accounting Pronouncements

During the first nine months of fiscal year 2009, we adopted the following accounting standards:

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”), the authoritative guidance for GAAP. The Codification, which changes the referencing of financial standards, became effective for interim and annual periods ending on or after September 15, 2009. The Codification is now the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. Only one level of authoritative U.S. GAAP now exists. All other literature is considered non-authoritative. The Codification does not change U.S. GAAP. We adopted the Codification during the third quarter of 2009. The adoption of the Codification did not have any substantive impact on our consolidated financial statements.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes the accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The guidance sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. The guidance also identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Effective April 1, 2009, we adopted the guidance. The adoption did not have a material impact on the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value”. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are among the preferred fair value measurements. The effective date of the ASU is the first reporting period (including interim periods) after August 26, 2009. The adoption did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncement Not Yet Adopted

In June 2009, the FASB issued authoritative guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as one with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest. The guidance will be effective as of the beginning of the annual reporting period commencing after November 15, 2009 and will be adopted by us in the first quarter of fiscal year 2010. We are assessing the potential impact, if any, of the adoption of the guidance on our consolidated results of operations and financial condition.

OUR INDUSTRY

Introduction

Solar power has emerged as one of the most rapidly growing renewable energy sources. Through a process known as the photovoltaic, or PV, effect, electricity is generated by solar cells that convert sunlight into electricity. In general, global solar cell production can be categorized by three different types of technologies, namely, monocrystalline silicon, multicrystalline silicon and thin film technologies. Crystalline silicon technology is currently the most commonly used, accounting for 87% of solar cell production in 2008, according to Solarbuzz, an independent international solar energy consulting company, compared to 13% for thin-film-based solar cells.

Although PV technology has been used for several decades, the solar power market grew significantly only in the past several years. According to Solarbuzz, the world PV market, defined as relating to the total MW of modules delivered to installation sites, grew from 2,826 MW in 2007 to 5,948 MW in 2008, an increase of 110%, while annual growth has averaged 53% over the last five years from 1,086 MW in 2004 to 5,948 MW in 2008. According to Solarbuzz, under the “Balanced Energy” forecast scenario, the lowest of three forecast scenarios, the world PV market may decline from 5,948 MW in 2008 to 5,168 MW in 2009, and is expected to start to recover in 2009 and reach the 2008 level in 2011. Solarbuzz also expects the world PV market to reach 8,311 MW in 2013, representing a CAGR of 13% from 2009 to 2013.

Source:	Solarbuzz, 2008 and 2009.

Key Growth Drivers

We believe the following factors have driven and will continue to drive the growth of the solar power industry:

Advantages of Solar Power

Solar power has several advantages over both conventional and other forms of renewable energy:

•

Reduced Dependence on Finite Conventional Energy Sources.    As existing conventional reserves become depleted or exhausted, the prices of conventional energy sources, such as oil, gas and coal, continue to rise. Unlike these fossil fuels, solar energy has no fuel price volatility or supply constraints. In addition, because solar power relies solely on sunlight, it does not present similar delivery risks associated with fossil or nuclear fuels. Although the amount and timing of sunlight varies over the day, season and year, a properly sized and configured system can be designed for high reliability while supplying electricity on a long-term, fixed-cost basis.

•	Environmental Friendliness. As one of the cleanest sources of energy, solar power can generate electricity without air or water emissions, noise, vibration or waste generation.

•

Peak Energy Use Advantage.    Solar power is well-suited to match peak energy needs, such as when electricity demand peaks in the summer during maximum sunlight hours. In addition, unlike hydroelectric and wind power, solar power is not restricted by seasonal availability.

•

Modularity, Scalability and Flexible Location.    As the size and generating capacity of a solar system are a function of the number of solar modules installed, solar power products can be deployed in many different sizes and configurations to meet specific customer needs. Moreover, unlike other renewable energy sources such as hydroelectric and wind power, solar power can be installed and utilized wherever there is sunlight and directly where the power will be used. As a result, solar power limits the costs of and energy losses associated with transmission and distribution from large-scale electric plants to end users.

•

Reliability and Durability.    Without moving parts and the need for regular maintenance, solar power systems are among the most reliable and durable forms of electricity generation. Accelerated aging tests have shown that solar modules can operate for at least 25 to 30 years without requiring major maintenance.

Long-term Growth in Demand for Alternative Sources of Energy

Prior to mid-2008, global economic development resulted in strong energy demand, while depletion of fossil fuel reserves and escalating electricity consumption caused wholesale electricity prices to rise significantly. This resulted in higher electricity costs for consumers and highlighted the need to develop technologies for reliable and sustainable electricity generation. Solar power offers an attractive means of power generation without relying extensively on fossil fuel reserves, and has become a rapidly growing source of renewable energy compared to other sources such as biomass, geothermal, hydroelectric, nuclear and wind power generation. We expect the importance of solar power as a common alternative energy source for global energy consumption to continue to increase rapidly in the long term despite the contraction in demand resulting from the current global recession and credit market contraction in the second half of 2008 and the first half of 2009.

Government Incentives for Solar Power

The use of solar power has continued to grow in countries where governments have implemented renewable energy policies and incentives to encourage the use and accelerate the development of clean and sustainable energy sources that do not consume any fuel and produce no pollution during operation. For example, countries such as Australia, China, Germany, Japan, Korea, Spain and the United States have offered or plan to offer substantial incentives in the form of direct subsidies for solar power system installations or rebates for electricity produced from solar power. On September 26, 2008, Spain approved a program providing incentives for up to 500 MW of solar projects for 2009. In September 2008, the U.S. Senate and the House of Representatives passed an eight-year extension of a 30% solar energy investment tax credit, which was originally set to expire on December 31, 2008. This investment tax credit is a tax incentive in the form of reduced overall tax liability for individuals and businesses that invest in solar energy. On February 17, 2009, U.S. President Obama signed into law the American Recovery and Reinvestment Act of 2009, or ARRA, under which the U.S. Department of the Treasury, or Treasury, is authorized to grant payments in lieu of tax credits to eligible persons who place in service specified energy property, including solar property, to reimburse eligible applicants for a portion of the expenses of such property. In July 2009, the Treasury announced that it was accepting applications for the program. Moreover, in August 2009, the Treasury launched a program to provide a

30% manufacturing tax credit for producing renewable energy, energy storage and other clean energy equipment. Under the ARRA, the Treasury is authorized to grant the tax credits for qualified investments in advanced energy projects, including solar power projects, to support new, expanded, or re-equipped domestic manufacturing facilities that support generation and conservation. In addition, the U.S. Office of Energy Efficiency and Renewable Energy, U.S. Department of Energy and the U.S. Bureau of Land Management, or BLM are preparing a programmatic environmental impact statement to evaluate utility-scale solar energy development, develop and implement programs that would establish environmental policies and mitigation strategies for solar energy projects, and amend the relevant BLM land use plans with the consideration of establishing a new BLM solar energy development program. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources.

To promote the use of renewable energies in China, the PRC government enacted Article 14 of the PRC Renewable Energy Law, which became effective on January 1, 2006, to require power grid companies to purchase all the power produced by renewable energy generators or face a fine. In addition, to support the demonstration and the promotion of solar power application in China, the Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Fund for Application of Solar Power Technology in Building Construction, or Interim Measures, on March 23, 2009. Under these Interim Measures, the subsidy which is set at RMB20.0 per kWp for 2009 covers solar power technology application integrated into building constructions.

On July 16, 2009, China’s Ministry of Finance, Ministry of Science and Technology and Resource Bureau of the National Development and Reform Commission jointly published an announcement containing the guidelines for the “Golden Sun” demonstration program. Under the program, the PRC government will provide up to 20 MW of PV projects per province with a 50% - 70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems, with the aim to industrialize and expand the scale of China’s solar power industry. The program further provides that each PV project must have a minimum capacity of 300 kWp and be completed within one year with an operation term of not less than 20 years.

Nonetheless, the lack of implementation details for recent incentive schemes released by PRC government authorities may cause demand for PV products, including our products, not to grow as rapidly as we expect, if at all. In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global financial crisis may affect the fiscal ability of governments to offer certain types of incentives, such as tax credits. A significant reduction in the scope or discontinuation of government incentive programs, especially those in China and our target overseas markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Decreasing Costs of Solar Energy

Solar energy has become an attractive alternative energy source because of narrowing cost differentials between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for solar power products driven by lower raw materials costs and increased production efficiencies. According to the Solarbuzz “Balanced Energy” forecast scenario, the lowest of three different scenarios, the average price of PV modules is expected to decrease from US$4.05 per watt in 2008 to US$1.82 per watt in 2013. In addition, the recent sharp declines in market prices of polysilicon, a key raw material in crystalline silicon-based solar power products, have made crystalline silicon technology more competitive than technologies that are less dependent on polysilicon, such as thin film.

Key Challenges for the Solar Power Industry

In spite of the benefits of solar power, the industry must overcome the following challenges to achieve widespread commercialization and use.

High Cost of Solar Power Compared with Other Sources of Energy

Despite rising costs of conventional energy sources and declining costs of generating electricity through photovoltaic means in recent years, solar power generation is still more expensive compared to conventional power generation. To address this issue, the solar power industry must seek to reduce the price per watt of solar energy for the consumer by lowering manufacturing and installation costs and finding ways to increase the conversion efficiency rate of solar power products. We believe that, as the gap narrows between the cost of electricity generated from solar power products and the cost of electricity purchased from conventional energy sources, solar power will become increasingly attractive to consumers and demand for solar power will increase in the future.

Lack of Financing for Solar Power Projects

The global recession and credit market contraction in the second half of 2008 and first half of 2009, which have led to weak consumer confidence, diminished consumer and commercial spending and credit market contraction due to lack of liquidity, have had a significant negative impact on industries that are capital-intensive and highly dependent on investments, including the solar power industry. Many solar power companies, particularly those down the solar power value chain, have experienced difficulties in obtaining cost-effective financing for the capital expenditure and working capital needs of their operations and large-scale project installations. The lack or increased costs of financing has resulted in cancellations, postponements or significant scale-backs of a number of solar power projects, which in turn has had an adverse impact on demand for solar power products. A protracted disruption in the ability of solar power companies to access financing at affordable rates or at all may continue to slow down the growth of the solar power industry.

Continuing Reliance on Government Subsidies and Incentives

The current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives in the form of capital cost rebates, direct subsidies to end users, reduced tariffs, low interest financing loans and tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. For instance, as part of its recently approved incentive program for solar energy, Spain significantly reduced the feed-in tariffs available to solar power projects and plants. The uncertainty of such decisions, as well as the possible elimination of favorable policies, may make it difficult for some solar companies to plan future projects, which may not be financially feasible without such incentives. As such, it remains a challenge for the solar power industry to reach sufficient scale to be cost-effective in a non-subsidized marketplace.

Need to Promote Awareness and Acceptance of Solar Power Usage

Increasing promotion efforts for solar power products are needed to increase customers’ awareness and acceptance of solar power through implementation of innovative technologies and designs to make solar power systems suitable for commercial and residential users.

Recent Trends in Solar Power Product Prices

Up to mid-2008, an industry-wide shortage of virgin polysilicon, the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from both the solar power industry and the semiconductor industry, caused rapid escalation of virgin polysilicon prices. This rise in polysilicon costs had created strong incentives for producers of solar power products to enter into long-term polysilicon supply contracts, and to seek alternative sources of silicon, such as recoverable silicon materials, to mitigate polysilicon price and supply risk. Because prices for silicon wafers, solar cells and solar modules, as well as intermediate products such as recovered silicon materials and silicon ingots, are affected by the price of polysilicon, during the same period the prices of silicon wafers and intermediate products such as recovered silicon and silicon ingots also rose strongly.

However, in the second half of 2008 and the first half of 2009, industry demand was seriously affected by the global recession and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global recession continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers, which further reduced the market prices of virgin polysilicon and downstream solar power products. Solarbuzz indicates that the number of silicon feedstock manufacturers increased from 38 companies in 2007 to 57 companies in 2008. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for silicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Similarly, the prices of silicon wafers, solar cells and solar modules, as well as intermediate products likewise fell significantly. The sharp fall in prices throughout the polysilicon-based solar power value chain caused customers at each step in the process to seek price reductions in their inputs to manage pressures on their margins. The result was widespread renegotiation of long-term supply contracts to amend prices and volumes, or to change fixed price contracts to variable price contracts. In addition, because recoverable silicon materials can be used as a substitute for virgin polysilicon, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, were also negatively affected.

Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the implementation of government stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy. We believe that such demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy.

The following charts set forth the PCSPI for contract and spot prices of virgin polysilicon from August 2008 to December 2009:

Source:	Photon Consulting, LLC—Silicon Price Index, 2009

The Solar Power Value Chain

The crystalline silicon-based solar power manufacturing value chain starts with processing quartz sand to metallurgical-grade silicon. The material is further purified to semiconductor-grade or solar-grade polysilicon feedstock. Recoverable silicon materials acquired from semiconductor and solar power industries, such as integrated circuit scraps, partially-processed and broken silicon wafers, broken solar cells, pot scraps, silicon powder, ingot tops and tails, and other off-cuts, can also be used as feedstock. Most recoverable silicon materials sourced from the semiconductor industry are of higher purity than solar-grade recoverable silicon materials. However, the use of recoverable silicon materials increases the difficulty of producing silicon ingots with quality similar to those made from virgin polysilicon and advanced technologies are required to produce silicon ingots from recovered silicon materials, which comes in varying grades.

Feedstock is melted in high temperature furnaces and is then formed into silicon ingots through a crystallization process. Using less virgin polysilicon and more recovered silicon materials to manufacture ingots results in lower overall cost of raw materials. Silicon ingots are cut into blocks and then further cut into silicon wafers using high precision techniques, such as wire sawing technologies. Silicon wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then electrically interconnected and laminated in durable and weather-proof packages to form solar modules, which together with system components such as batteries and inverters, are installed as solar power systems.

The following diagram illustrates the value chain for the manufacture of crystalline silicon-based solar power products:

Thin-film technologies have received increasing attention over the last few years due to rising silicon prices. Such technologies require little or no silicon in the production of solar cells and modules and are therefore less susceptible to increases in costs of silicon. Thin-film solar products involve lower production costs and are lighter in weight than crystalline silicon-based solar cells; however, the conversion efficiencies of thin-film based solar cells are comparatively lower.

Silicon Wafer Production

There are two primary silicon wafer technologies: monocrystalline silicon technology and multicrystalline silicon technology. Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions but achieve higher conversion efficiencies.

•

Monocrystalline silicon wafers are produced by cutting monocrystalline silicon ingots. Due to the uniform properties associated with the use of single crystals, the conductivity of electrons in monocrystalline silicon is optimized, thus yielding higher conversion efficiencies. China offers a competitive advantage for monocrystalline wafer production because of low labor and consumable costs.

•

Multicrystalline silicon wafers are produced by cutting multicrystalline silicon ingots. Multicrystalline silicon consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in lower energy conversion efficiency, producing multicrystalline- based solar power products involves less labor and lower quality silicon feedstock compared to production of monocrystalline-based solar power products of similar dimensions.

The surface area of silicon wafers is another key factor in determining how much incident light can be absorbed and converted into electricity. To reduce manufacturing costs and increase output,

silicon wafer manufacturers strive to reduce the thickness of silicon wafers without reducing the surface area as the production of thinner wafers uses less silicon per unit.

The expansion of manufacturing capacity for silicon wafers depends on secure supply of raw materials and key silicon wafer manufacturing equipments, such as wire saws.

Solar Cell Production

According to Solarbuzz, from 2004 to 2008, crystalline silicon cell manufacturing capacity grew at an average of 68% per year. At the end of 2008, global cell manufacturing capacity reached 11,706 MW, representing an increase of 94% from 2007.

According to Solarbuzz, the global center of cell production has shifted from Japan to China and Taiwan, with China and Taiwan becoming the largest players in global solar cell production in 2007. In addition, PRC and Taiwanese cell manufacturers rose from 35% of global cell production in 2007 to 44% in 2008, ahead of both Europe and Japan. Cell production in China increased to approximately 3,304 MW in 2008 from less than 81 MW in 2004.

Source:	Solarbuzz, 2009.

Solar Module Production

The shift towards increasing manufacturing dominance by China and Taiwan is as evident for modules as it is for wafers and cells, according to Solarbuzz. Global crystalline silicon module manufacturing capacity increased by 80% from 2007 to 13,849 MW in 2008, more than half of which was in China and Taiwan, while Europe, Japan and the United States represented approximately 30%, 7%, and 2% of the global crystalline module manufacturing capacity, respectively.

Source:	Solarbuzz, 2009.

In addition, Solarbuzz data indicate that the conversion efficiency rates for crystalline silicon modules increased by an average of 2.5% per year from 2004 to 2008, with monocrystalline and multicrystalline modules achieving an average conversion efficiency rate of 15.3% and 13.7%, respectively, in 2008.

BUSINESS

Overview

We are a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically integrated solar product value chain from recovered silicon materials to solar modules. Our current principal products are silicon wafers, solar cells and solar modules. We sell our products in China and to overseas markets.

Based on our significant focus on product quality and cost control and through building strong relationships with customers, suppliers and other industry players, since our inception as a supplier of recovered silicon materials in June 2006, we have rapidly moved downstream by vertically integrating critical stages of the solar power product value chain, including silicon ingots, silicon wafers, solar cells and solar modules, through both organic growth and acquisition.

We currently operate in the following stages of the solar product value chain:

•	we process recoverable silicon materials and sell recovered silicon materials to the extent that we do not consume them for our own production;

•	we manufacture and sell monocrystalline and multicrystalline silicon ingots and wafers, with an annual silicon wafer production capacity of approximately 300 MW as of December 31, 2009;

•	we manufacture and sell solar cells through Zhejiang Jinko, which we acquired in June 2009, with an annual solar cell production capacity of approximately 150 MW as of December 31, 2009; and

•	we manufacture and sell solar modules with an annual solar module production capacity of approximately 150 MW as of December 31, 2009.

We have broadened our customer base since we commenced commercial operations in June 2006 as a recovered silicon material supplier primarily for ReneSola, a leading China-based silicon wafer manufacturer and a related party of ours. As of December 31, 2009 we had an aggregate of more than 440 silicon wafer, solar cell, and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules to distributors and through sales agents, and we also sell our solar modules directly to project developers and system integrators.

The global recession and credit market contraction seriously affected the demand for solar power products, including our products, during the second half of 2008 and the first half of 2009. However, since June 2009, the demand for solar power products has shown signs of significant recovery in response to a series of factors, including the implementation of stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy. We believe such demand will continue to grow rapidly as solar power becomes an increasingly important source of renewable energy. To take advantage of the opportunity created by this expected growth, we plan to further increase our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by the end of 2010.

We have established our manufacturing bases in Shangrao, Jiangxi Province and Haining, Zhejiang Province to capitalize on the cost advantages offered by Shangrao and Haining in large-scale manufacturing of solar power products. We have established a sales and marketing center in Shanghai because of its convenient location for our customers, suppliers and our sales and marketing teams. We believe that the choice of Shangrao and Haining for our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as our customer base to support our rapid growth and low-cost manufacturing operations. We also believe that our ability to source and process large volumes of recoverable silicon materials provides us with a further cost advantage over competitors who rely primarily on more expensive virgin polysilicon or purchase recovered silicon materials for their production.

We have achieved sustained and profitable growth since our inception in June 2006, although during the nine months ended September 30, 2009, our sales and net income were materially and adversely affected by the global recession and credit market contraction. Our revenues were RMB116.2 million for the period from June 6, 2006 to December 31, 2006, RMB709.2 million for the year ended December 31, 2007, RMB2,183.6 million for the year ended December 31, 2008 and RMB880.0 million (US$128.9 million) for the nine months ended September 30, 2009, respectively. We recorded a net loss of RMB1.4 million for the period from June 6, 2006 to December 31, 2006. We had net income of RMB76.0 million, RMB218.7 million and RMB1.7 million (US$0.3 million), respectively, for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the solar power industry:

Our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition.

We have made significant efforts to continuously improve the quality of our products. Since we commenced our operation in June 2006 as a recovered silicon material supplier, we have developed substantial expertise in manufacturing solar power products. In addition, we have improved our production equipment, developed proprietary know-how and technology for our production process and implemented strict quality control procedures in our production process. We operate in accordance with ISO 9001 quality management standards and have received TÜV and CE certifications for certain models of our solar modules. We have been able to provide our customers with high quality silicon wafers. In addition, as a result of our improvements to our equipment and production process, implementation of strict quality control procedures and utilization of our own silicon wafers in solar cell production, the quality of our solar cells has been improved significantly. The high quality of our silicon wafers has helped us enhance our brand name recognition among our customers and in the industry. We believe that our experience and capability in producing high quality silicon wafers will enable us to provide high quality solar cells and solar modules and further broaden our customer base.

We have been able to build an increasingly diversified customer base.

We have been able to broaden our customer base since we commenced operations in June 2006 as a recovered silicon material supplier primarily for ReneSola, a leading silicon wafer manufacturer and a related party. As of December 31, 2009, we had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. The quality of our products and after-sales services has helped us retain existing customers and develop new customer relationships. In addition, following our acquisition of Zhejiang Jinko, we have successfully integrated its solar cell business and extended our customer base to solar cell customers. To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules to distributors and through sales agents, and we also sell our solar modules directly to project developers and system integrators. We have been able to build an expanding customer base for our solar modules with our growing geographical presence in Europe, Asia and North America since we began producing solar modules in August 2009. We have also been able to forge strong relationships with customers through long-term sales contracts. We currently have long-term relationships with four PRC and overseas silicon wafer customers under long-term framework contracts, pursuant to which we have committed to supply an aggregate of approximately 266 MW of silicon wafers over four years from 2010 to 2013. In addition, we have entered into major contracts for the sale of 337 MW of solar modules from 2010 to 2012.

Our strategic locations provide us with convenient access to key resources and conditions to support our rapid growth and low-cost manufacturing operations.

We have established our manufacturing bases in Shangrao, Jiangxi Province and Haining, Zhejiang Province and sales and marketing center in Shanghai to capitalize on both the cost advantages offered by Shangrao and Haining as low-cost manufacturing sites as well as the convenience of Shanghai as a commercial center for our customers and suppliers and our sales and marketing teams. We believe that the choice of Shangrao for our manufacturing base to process recovered silicon materials and manufacture silicon ingots, silicon wafers and solar modules which require significant labor, large operating space and significant energy consumption provides us with convenient and timely access to key resources and conditions to support our rapid growth and low-cost manufacturing operations, including low-cost land, labor and utilities, which will become an increasingly important cost advantage as the proportion of silicon materials cost to our total cost of revenue decreases. In addition, as a fast-growing manufacturing company located in the Shangrao Economic Development Zone, we have received support from the local government in terms of, for example, priority supply of electric power and ready access to land in the Economic Development Zone. In November 2008, to support our operations and assure us of priority electricity supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site which commenced operation on November 15, 2008. This electric power transformation and distribution substation currently has an annual capacity of 438 million kWh and is expected to provide sufficient power supply to our operation. The close proximity of our facilities in Shangrao to the nearby provinces of Zhejiang and Jiangsu, where many of our customers and suppliers are located, provides convenient and timely access to raw materials and transportation of our products to customers. Our choice of Haining as manufacturing base for solar cells provides us with close proximity to our major customers for solar cells located in the Yangtze River Delta and easy access to research and engineering talents and skilled labor at competitive cost, which is important to our cell manufacturing operations.

Our in-house recoverable silicon material processing operations provide us with a low-cost source for a substantial part of our silicon materials requirements.

Since the commencement of our silicon ingot production in 2007, we have met a significant portion of our silicon material requirements with the recovered silicon materials supplied by our in-house processing operations. Recovered silicon materials cost less than virgin polysilicon. Since inception, we have developed significant expertise and scale in the treatment of recoverable silicon materials. We believe that our proprietary process technologies allow us to process and recover a broad range of recoverable silicon materials, which enable us to reduce our overall silicon raw material costs and achieve a large operating scale. Furthermore, our purchase cost of recoverable silicon materials varies according to projected yields, based on the nature and amount of impurities and the electrical properties of the materials, which helps us make cost-effective use of recoverable silicon materials. We had an annual capacity to process approximately 276 metric tons, 960 metric tons, 1,500 metric tons and 3,000 tons of recoverable silicon materials as of December 31, 2006, 2007, 2008 and 2009, respectively. Recoverable silicon materials accounted for 100%, 98.6%, 87.0% and

43.4% of our total silicon raw material purchases by value in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively. We believe this provides us with a key cost advantage over our competitors who generally use virgin polysilicon, purchase recovered silicon materials, or process recoverable silicon materials on a much smaller scale.

Our efficient, state-of-the-art production equipment and proprietary process technologies enable us to enhance our productivity.

We procure our monocrystalline and multicrystalline ingot furnaces, wire saws and other major equipment items including those for production of solar cells and modules from leading PRC and international vendors, including vendors in Japan and the United States. Based on our proprietary know-how and technologies, we have made improvements to equipment purchased from these vendors, including improvements to facilitate the use of our furnace reloading technology and wafer-cutting process technology. Our furnace reloading technology enables us to increase the size of our ingots while lowering our unit production costs by increasing the production output of our furnaces and reducing unit costs of consumables, such as crucibles and argon, and utility costs. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of ingot blocks available to be cut into wafers. In addition, we have also improved our wafer cutting wire saws and cutting techniques, which allows us to increase the number of quality conforming wafers produced from each ingot block, produce wafers with thickness of a high degree of consistency and improve the quality of wafers. Our sophisticated wire saws currently enable us to produce monocrystalline wafers with an average thickness of 180 microns and multicrystalline wafers with an average thickness of 200 microns, allowing us to reduce costs of silicon raw materials because less silicon is used to produce each MW of wafer products. In addition, we have developed proprietary process technologies and know-how that allow us to process and recover a broad range of recoverable silicon materials, including those that fall outside the customary range in relation to certain electrical characteristics, while ensuring the consistent quality of our products. We believe our advanced silicon materials recovery processes enable us to further lower our unit production costs.

We use automated production lines to produce solar cells, which enables us to achieve high efficiency and lower our cost. In addition, we have made comprehensive improvements to our solar cell production lines, production process, production management and quality control process, which has improved the conversion efficiency of our solar cells and the percentage of our solar cells that meet our quality criteria.

We use automated production lines in addition to our manual production lines for the production of solar modules. Our automated solar module production lines comprise advanced equipment that we have procured from both overseas and domestic vendors, which enables us to reduce human error and labor cost, enhance efficiency and gain a competitive advantage over our competitors which do no use automated production lines.

We are led by a strong management team with demonstrated execution capabilities and ability to adapt to rapidly changing economic conditions.

We have a strong management team led by our chairman Mr. Xiande Li and chief executive officer Mr. Kangping Chen, with proven complementary experience in the solar industry, corporate management and development and execution of growth strategies. Mr. Xiande Li and Mr. Xianhua Li, founders of our company, have an aggregate of more than 14 years of experience in the solar industry. Mr. Kangping Chen has more than 15 years of experience in the management and operation of solar and other manufacturing businesses. Under their leadership, we have been able to quickly expand our business within approximately three years since our inception from processing of recoverable silicon materials in 2006, to production of monocrystalline ingots in 2007 and to production of monocrystalline wafers and multicrystalline ingots and wafers in 2008 and further to solar cells and solar modules in 2009. In addition, members of our management team have also demonstrated their ability to respond to the market changes promptly, which has enabled us to achieve sustained and profitable growth even at a time of economic uncertainty. From 2007 to 2008, our revenue grew by 207.9% while our net income increased by 226.8%. Under the leadership of our management team, we were able to operate profitably during the nine months ended September 30, 2009 notwithstanding the adverse impact of the recent global recession and the credit market contraction on our business. We believe that our management team possesses the insight, vision and knowledge required to effectively execute our growth strategy in the face of challenging economic conditions.

Our Strategies

In order to achieve our goal of becoming a leading vertically integrated supplier of solar power products, we intend to pursue the following principal strategies:

Further develop our vertically integrated business model.

We plan to continue our efforts to develop our solar cell and solar module business, and become a leading vertically integrated solar product supplier with our products comprising recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules. Within approximately three years since our inception, we have developed an integrated production process covering the processing of recovered silicon materials and manufacturing of silicon ingots, silicon wafers, solar cells and solar modules. Through our acquisition of Zhejiang Jinko, we have acquired our solar cell production capacity and an established customer base for solar cells. We commenced producing solar modules in August 2009. We are expanding our solar cell and solar module manufacturing capacity to fully capitalize on the efficiencies of our vertically integrated production process. We believe vertically integrated business model will offer us significant advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components.

Continue to prudently invest in the coordinated expansion of our production capacity to achieve rapid and sustained growth and improve our profitability.

Despite the recent contraction in demand for solar power products as a result of the current global recession and credit market contraction, we expect that solar power will continue to grow rapidly as an important source of renewable energy. We intend to take advantage of the opportunity created by this projected growth in demand for solar power and prudently invest in the coordinated expansion of our production capacity of silicon wafers, solar cells and solar modules in order to achieve rapid and sustained growth of our vertically integrated production capacity. In this regard, we increased our annual silicon wafer production capacity to approximately 300 MW as of December 31, 2009 to provide our solar cell and solar module business and silicon wafer customers with high quality silicon wafers with stable performance which are critical components in solar cells and solar modules. We also increased our solar cell and solar module production capacity to approximately 150 MW each as of December 31, 2009 and we plan to further increase the production capacity of our solar cells and solar modules to approximately 300 MW and 500 MW, respectively, by the end of 2010 to take advantage of a fully integrated growth platform from silicon wafers to solar modules.

Continue to enhance our research and development capability with a focus on improving our manufacturing processes to reduce our average cost and improve the quality of our products.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. Our research and development laboratory, which is located at our new expansion facilities in the Shangrao Economic Development Zone, focuses on enhancing the quality of our silicon wafers and solar modules, improving production efficiency and increasing the conversion efficiency of our silicon wafers and solar modules. We have entered into a one-year, automatically renewable cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint photovoltaic materials research center on the campus of Nanchang University to focus on the improvement of our manufacturing processes and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. The research center has assisted us in improving the quality of our silicon wafer, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with academic institutions to further lower our overall production costs, increase the conversion efficiency rates of our solar power products and improve our product quality.

Expand our sales and marketing network and enhance our sales and marketing channels both in and outside China.

We have established a sales and marketing center in Shanghai, which provides us with convenient access to domestic and international sales channels due to the concentration of customers in the nearby provinces of Zhejiang and Jiangsu and Shanghai’s position as an international trading hub in China. In addition, on November 25, 2009, in order to facilitate settlement of payments and our overseas sales and marketing efforts, as well as to establish our presence in major overseas markets, we established Jinko Solar International Limited in Hong Kong, an international commercial and financial center with easy access to overseas markets. As the market becomes increasingly competitive, we plan to increase our resources devoted to the expansion of our sales and marketing network and enhancing our sales and marketing channels. As we continue to diversify our product lines, we have successfully expanded our global market footprint. We began exporting a small portion of our products in May 2008 to Hong Kong, and have since expanded our sales to Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries and regions. With our entry into the markets for solar cells and modules, we expect to be increasingly able to market our own branded products to end-users. We believe that this will increase recognition of our brand domestically and internationally. In addition, we plan to increase our sales and marketing efforts in strategic markets, such as Europe, Asia and North America to enhance our brand recognition in those markets. Furthermore, we plan to devote significant resources to developing solar module customers and develop a stable end-user customer base through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including advertising on major industry publications, attending trade shows and exhibits worldwide as well as providing high quality services to our customers.

Diversify and strengthen our customer relationships while securing silicon raw material supplies at competitive cost.

We believe our ability to establish and maintain long-term customer relationships for our silicon wafers, solar cells and solar modules is critical to our continued business development. We seek to enter into long-term sales contracts with flexible price terms with new and existing customers, which we believe will enable us to strengthen our customer relationships and establish a loyal and diversified customer base over time. We also believe that secure and cost-efficient access to silicon raw material supplies is critical to our future success. As such, we intend to further diversify our recoverable silicon material sources by entering into strategic relationships with both semiconductor and solar power companies in and outside China. We will continue to seek to optimize the allocation of our virgin polysilicon supply between spot market purchases and long-term supply contracts so as to procure virgin polysilicon at competitive costs while effectively managing the risks associated with the fluctuations in the prices of virgin polysilicon.

Our Products

We manufacture and sell monocrystalline and multicrystalline wafers, solar cells and solar modules. Silicon wafers are thin sheets of high-purity silicon material that are cut from ingots to produce solar cells. Solar cells convert sunlight into electricity by a process known as the photovoltaic effect. Multiple solar cells are electrically interconnected and packaged into solar modules, which form the building blocks for solar power generating systems.

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisition. We commenced:

•	processing and selling recoverable silicon materials in June 2006;

•	manufacturing and selling monocrystalline ingots in August 2007;

•	manufacturing and selling monocrystalline wafers in March 2008;

•	manufacturing and selling multicrystalline ingots in June 2008;

•	manufacturing and selling multicrystalline wafers in July 2008;

•	manufacturing and selling solar cells in July 2009; and

•	manufacturing and selling solar modules in August 2009.

Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of monocrystalline and multicrystalline wafers. As a result, we estimate that a substantial majority of our revenues were derived from sales of silicon wafers, and to a less degree, solar cells and solar modules in 2009. We believe that the change in our product mix has enabled us to capture the efficiencies of our increasingly vertically integrated production process. In addition, we have provided processing services, such as silicon wafer tolling services, at the request of customers from time to time. Pursuant to such processing services arrangement, we produce silicon wafers from ingots provided by our customers at their expenses for a fee. We will continue to provide processing services as appropriate to optimize the utilization of our production capacity.

The following table sets forth details of the sales of our products and services for each of the periods indicated:

	For the Period from June 6, 2006 through December 31, 2006		For the Year Ended December 31,				For the Six Months Ended June 30,				For the Nine Months Ended September 30,
			2007		2008		2008		2009		2008		2009
	Volume	Revenue	Volume	Revenue	Volume	Revenue	Volume	Revenue	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)
								(unaudited)				(unaudited)		(unaudited)
Products
Recovered silicon materials (metric tons)	128.3	116,234.2	349.1	536,755.2	397.9	902,249.0	183.2	414,173.7	11.7	28,035.5	281.8	649,376.6	11.7	28,035.5
Silicon ingots	—	—	12.6	170,007.2	33.1	483,544.9	22.7	342,000.2	0.01	82.6	30.2	447,490.7	0.01	98.9
Silicon wafers	—	—	—	—	51.4	794,860.1	8.4	159,261.2	58.1	409,452.1	22.8	440,207.7	111.9	722,283.3
Solar cells(1)	—	—	—	—	—	—	—	—	2.0	18,750.9	—	—	11.0	89,825.5
Solar modules(2)	—	—	—	—	—	—	—	—	0.25	4,043.1	—	—	1.2	16,740.6
Processing services		—		2,390.5		2,960.1		404.7		20,733.4		2,098.4		23,044.4

Total		116,234.2		709,152.9		2,183,614.1		915,839.8		481,097.6		1,539,173.4		880,028.2

(1)	In addition to solar cells manufactured by ourselves, we also engaged third party factories to produce solar cells from silicon wafers we provided for sale to our customers in the nine months ended September 30, 2009.
(2)	In addition to solar modules manufactured by ourselves, we also engaged third party factories to produce solar modules from silicon wafers we provided for sale to our customers in the nine months ended September 30, 2009.

Monocrystalline Ingots and Wafers

We commenced production of monocrystalline ingots in August 2007. Our annual manufacturing capacity of monocrystalline ingots as of December 31, 2009 was approximately 195 MW. In 2007, we sold all of our monocrystalline ingot blocks to our customers, while in 2008 we retained a portion for our own production of monocrystalline wafers. Commencing in 2009, we retained substantially all of our output of monocrystalline ingots for our own wafer production as we continue to expand our monocrystalline wafer production capacity.

We commenced production of monocrystalline wafers in March 2008. Our annual monocrystalline wafer production capacity was approximately 160 MW as of December 31, 2009. We currently sell monocrystalline wafers with dimensions of 125 mm x 125 mm as well as 156 mm x 156 mm with an average thickness ranging between 180 and 200 microns.

Multicrystalline Ingots and Wafers

We commenced production of multicrystalline ingots in June 2008. Our annual manufacturing capacity of multicrystalline ingots as of December 31, 2009 was approximately 80 MW. In 2008, we sold multicrystalline ingot blocks to our customers, while retaining a portion for our own production of multicrystalline wafers. As our multicrystalline wafer production capacity continues to expand, we retained substantially all of our output of multicrystalline ingots for our own multicrystalline wafer production commencing in 2009.

We commenced production of multicrystalline wafers in July 2008. Our annual multicrystalline wafer production capacity was approximately 140 MW as of December 31, 2009. We currently sell multicrystalline wafers with dimensions of 156 mm x 156 mm with an average thickness of 200 microns.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. Our annual solar cell production capacity was approximately 150 MW as of December 31, 2009. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. Most of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm.

Solar Modules

We commenced producing solar modules in August 2009. Our annual solar module production capacity was approximately 150 MW as of December 31, 2009. We produce a series of models of solar modules for which we have received TÜV and CE certifications. We also produce solar modules according to specifications provided by our customers.

Recovered Silicon Materials

Historically, we sold recovered silicon materials that we recover through chemical cleaning and processing, while retaining a substantial portion for our own silicon ingot and silicon wafer production. Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials for our own production of silicon ingots, which we use to produce silicon wafers. We conduct our recoverable silicon material processing operations at our manufacturing facilities in the Shangrao Economic Development Zone. Our proprietary processing technologies allow us to process and recover a broad range of recoverable silicon materials for sale as well as for our own silicon ingot and silicon wafer production. Moreover, our ability to produce both monocrystalline and multicrystalline products also provides us with the flexibility to utilize recovered silicon materials of different grades.

Recovered silicon materials cost less than virgin polysilicon. Our ability to process large volumes of silicon materials through our recoverable silicon material processing operations therefore provides us with a cost advantage over those competitors that do not possess the necessary expertise and large, well-trained and cost-effective work force to sort large volumes of such materials or the relevant process technologies and production scale to effectively treat and clean large volumes of such materials.

Manufacturing

Processing of Recoverable Silicon Materials

Leveraging our scale and expertise in the sourcing and treatment of recoverable silicon materials, our large, well-trained and cost-effective work force and our proprietary process technologies, we sold 128.3 metric tons, 349.1 metric tons, and 397.9 metric tons of recovered silicon materials for the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, respectively. We sold 11.7 metric tons recovered silicon materials for the nine months ended September 30, 2009 as we retained a substantial majority of our output of recovered silicon materials for own production silicon ingots and silicon wafers. We also provide our customers with recoverable silicon material processing services from time to time. As of December 31, 2009, we employed 128 full-time employees to clean and sort recoverable silicon materials in our processing operations.

The recoverable silicon materials we use in our recoverable silicon material processing operations generally include integrated circuit scraps, partially-processed and broken silicon wafers, broken solar cells, pot scraps, silicon powder, ingot tops and tails and other off-cuts. The processing of recoverable silicon materials involves three main steps: screening, cleaning and sorting. Our suppliers, including Hexing, first test and screen the recoverable silicon materials based on the resistivity and electrical properties of such materials. The screened materials are then delivered to our facilities for cleaning.

Cleaning

We begin the recoverable silicon material cleaning process with chemical baths and ultrasonic cleaning to remove impurities from silicon materials. We recycle water used during the cleaning processes, which lowers the cost of cleaning and reduces waste water discharge. Our proprietary chemical formula and know-how in controlling the temperature, timing and procedure of chemical baths help us improve the quality and yield of the recovered silicon materials.

Sorting

After the silicon materials have been cleaned, they are dried through baking. Dried silicon materials are sorted into various grades based on their resistivity and other electrical properties in our dust-free workshop. We then package the silicon materials for our own use or, previously, for shipment to customers.

Ingot Manufacturing

We produce monocrystalline ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump a stream of argon, a chemically inert gas, into the furnace to remove the impurities vaporized during the heating process and to inhibit oxidation, thus enhancing the purity of the silicon ingots. A thin crystal “seed” is dipped into the molten silicon to determine the crystal orientation and structure. The seed is rotated and then slowly extracted from the molten silicon, which adheres to the seed and is pulled vertically upward to form a cylindrical silicon ingot consisting of a single large silicon crystal as the molten silicon and crucible cool.

We have modified some of our monocrystalline furnaces to allow us to apply our furnace reloading production process, which enables us to increase the size of our silicon ingots while lowering our unit production costs by enhancing the utilization rate of our furnaces and reducing unit costs of consumables and utilities. After the silicon ingot is pulled and cooled, we square the silicon ingot in our squaring machines into blocks.

We produce multicrystalline ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades mixed according to our proprietary formula, into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump argon into the furnace to remove impurities and inhibit oxidation. The molten silicon is cast into a block and crystallized, forming a multicrystalline structure as the molten silicon and crucible cool. After the multicrystalline silicon block is cast and cooled, we square it in our squaring machine and cut it into individual blocks. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of ingot blocks available to be cut into wafers.

We test monocrystalline and multicrystalline ingots as to their minority carrier lifetime, which is an important measurement of impurity levels of crystalline silicon material, as well as resistivity, electric properties and chemical properties and cut off the unusable parts before they are cut into wafers.

Wafer Cutting

We cut ingots into wafers with high-precision wire saws which use steel wires carrying slurry to cut wafers from the ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline wafers in 125 mm x 125 mm dimensions with an average thickness ranging between 180 and 200 microns and our multicrystalline wafers in 156 mm x 156 mm dimensions with an average thickness of 200 microns. The dimensions of the silicon wafers we produce are dictated by current demand for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

After silicon wafers are cut from silicon ingots, they are cleaned and inserted into frames. The framed silicon wafers are further cleaned, dried and inspected before packaging.

The following diagram illustrates our recovered silicon material processing and silicon ingot and silicon wafer manufacturing process:

(1)	Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials for our own silicon ingot production.
(2)	Commencing in 2009, we retained substantially all of our output of our silicon ingots for our own silicon wafer production.

Solar Cell Manufacturing

Our solar cell manufacturing process starts with the ultrasonic cleaning process to remove oil and surface particles from silicon wafers, after which the silicon wafers undergo a chemical cleaning and texturing etching process to remove impurities and create a suede-like structure on the wafer surface, which reduces the reflection of sunlight and increases the absorption of solar energy of solar cells. Through a diffusion process, we then introduce certain impurities into the silicon wafers to form an electrical field within the solar cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the silicon wafer to enhance its absorption of sunlight through a process called “plasma-enhanced chemical vapor deposition”, or PECVD. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the solar cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then fused through an electrode firing process in a conveyor belt furnace at a high temperature. After the electrode firing process, solar cells are tested, sorted and packaged.

The diagram below illustrates the solar cell manufacturing process:

Solar Module Manufacturing

Solar modules are produced by interconnecting multiple solar cells into desired electrical configurations through welding. The interconnected solar cells are laid out and laminated in a vacuum. Through these processes, the solar modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled solar modules are packaged in a protective aluminum frame prior to testing.

The following diagram illustrates the solar module manufacturing process:

Manufacturing Facilities

We have established our silicon wafer and solar module manufacturing base in the Shangrao Economic Development Zone in Shangrao, Jiangxi Province and solar cell manufacturing base in Haining, Zhejiang Province. As of December 31, 2009, we owned manufacturing facilities with a total gross floor area of 89,061 square meters, including 71,639 square meters in Shangrao and 17,422 square meters in Haining. We also lease manufacturing facilities with a total gross floor area of approximately 15,282 square meters in Shangrao from Jiangxi Desun. Shangrao’s close proximity to Zhejiang Province, Jiangsu Province and Shanghai Municipality, where many of our customers or suppliers are located, provides convenient and timely access to key resources and production inputs, as well as transportation of finished products to customers. In addition, because the economies of Shangrao Municipality and Jiangxi Province are currently not as fully developed as the economies of Zhejiang Province, Jiangsu Province, Hebei Province and Shanghai Municipality, where many of our domestic competitors are located, we believe we are able to enjoy lower labor and electricity costs in our Jiangxi manufacturing base than some of our competitors. We believe that lower labor costs provide us with an advantage in such stages of our production process as the treatment of recoverable silicon materials and manufacturing of solar modules which requires significant labor, allowing us to reduce our unit production costs.

As a fast-growing manufacturing company located in the Shangrao Economic Development Zone, Jiangxi Jinko has received support from the local government in terms of priority supply of electric power and ready access to land within the Economic Development Zone. The Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. completed the construction of the first stage of an electric power transformation and distribution substation, which currently has an annual capacity of 438 million kWh at Jiangxi Jinko’s manufacturing site in order to support its operations and assure it of priority supply. Moreover, Jiangxi Jinko has a priority status in terms of supply and availability of land within the Shangrao Economic Development Zone. As of December 31, 2009, Jiangxi Jinko had obtained land use rights for approximately 313,366 square meters of land zoned for industrial use within the Shangrao Economic Development Zone for its facilities. We believe our current land use rights are sufficient for the major capacity expansion plans of Jiangxi Jinko by 2010.

In addition, Zhejiang Jinko also receives support from the local government in Haining, Zhejiang Province. Zhejiang Jinko has been able to obtain land at discounted prices and it receives government awards for investment in production equipment of exceeding RMB3.0 million. In addition, the local government in Haining provides financial incentives to local enterprises such as Zhejiang Jinko for recruiting high-caliber employees from outside Haining as well as financial assistance to such employees, which has helped Zhejiang Jinko attract high-caliber employees necessary for its solar cell operations.

Production Capacity

Since we commenced operations in June 2006, we have rapidly expanded our operations from the processing of recoverable silicon materials to the production of silicon ingots and silicon wafers. Through our acquisition of Zhejiang Jinko, we have added solar cells to our product lines. In addition, we commenced producing solar modules in August 2009. The following table sets forth our production capacity for silicon ingots, silicon wafers, solar cells and modules as of December 31, 2007, 2008 and 2009.

	As of December 31
	2007	2008	2009
	(in MW)
Ingot manufacturing(1)
Monocrystalline ingots	70	130	195
Multicrystalline ingots	—	80	80
Total ingot manufacturing	70	210	275
Silicon wafer production(2)	—	185	300
Solar cell production	—	—	150
Solar module production	—	—	150

(1)	We measure our annual ingot manufacturing capacity in MW according to the number of silicon wafers that can be derived from each ingot block and certain assumed conversion efficiency rates for solar cells using our silicon wafers.
(2)	We measure our annual silicon wafer production capacity in MW according to certain assumed conversion efficiency rates for solar cells using our silicon wafers.

We plan to expand our annual solar cell and solar module production capacity to approximately 300 MW and 500 MW, respectively, by December 31, 2010.

We procure equipment from leading PRC and international vendors. As of December 31, 2009, we had commitments from our equipment suppliers for the delivery of additional furnaces, PECVD systems, screen printers, diffusion furnaces and laminating machines to support our expansion plans in 2009. In line with our production capacity expansion plan, we plan to purchase additional equipment in the future.

We cannot guarantee that we will be able to successfully implement all of our expansion plans. See “Risk Factors—Risks Related to Our Business and Our Industry—Our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings.”

Quality Control and Certification

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have also received international certifications for certain models of our solar modules. The following table sets forth the certifications we have received and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
January 2008	CE Certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. to certify compliance with the principal protection requirement of the directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards	certain types of solar modules produced by Zhejiang Jinko

August 2009	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005 and EN 61215:2005 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules-design qualification and type approval”	certain types of solar modules produced by Zhejiang Jinko

September 2009	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005 and EN 61215:2005 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules-design qualification and type approval”	certain types of solar modules produced by Jiangxi Jinko

Date	Certification and Test Standard	Relevant Product or Process
September 2009	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards titled “Photovoltaic (PV) module safety qualification”	certain types of solar modules produced by Zhejiang Jinko

September 2008	Quality Management System Certificate, issued by Xingyuan Certification Centre Co., Ltd. to certify that Zhejiang Jinko’s quality management system conforms to the GB/T 19001-2000—ISO 9001:2000 standard	design, development, manufacture and service of solar cell and module by Zhejiang Jinko

September 2008	Environmental Management System Certificate, issued by Xingyuan Certification Centre Co., Ltd. to certify that Zhejiang Jinko’s environmental management system conforms to the GB/T 24001-2004—ISO 14001:2004 standard	design, development, manufacture and service of solar cell and module by Zhejiang Jinko

April 2009	Certificate issued by UL DQS Inc. to certify that Jiangxi Jinko’s quality management system complies with the ISO9001:2000 standard	manufacture of silicon wafers

October 2009	Certificate of Quality Management System Certification, issued by Beijing New Century Certification Co., Ltd. to certify that Jiangxi Jinko’s quality management system conforms with the GB/T 19001-2008/ISO 9001:2008 standard	manufacture and sale of solar module

We have established systematic inspections at various manufacturing stages, from raw material procurement to finished product testing, to identify product defects during the manufacturing process. Raw materials that fail to pass our incoming inspection are returned to suppliers. We have also established guidelines for recoverable silicon material processing, silicon ingot production, silicon wafer cutting and manufacturing of solar cells and solar modules.

We believe that we are able to maintain the quality and reliability of our products through close monitoring of our manufacturing processes by our quality control team and scheduled maintenance of our equipment. To ensure the effectiveness of our quality control procedures, we also provide periodic training to our production line employees. As of December 31, 2009, our quality control team consisted of 241 employees, including 148 employees of Jiangxi Jinko and 93 employees of Zhejiang Jinko. Our quality control team in Jiangxi Jinko also work with our sales and marketing team to provide customer support services. Our quality control team employ advanced equipment in testing quality of our products, including minority carrier lifetime, resistivity, conversion efficiency and other characteristics requested in the industry standard. In addition, as part of our customer support services, we also regularly follow up with our customers regarding our product quality and incorporate their suggestions for process improvements.

Our quality control team also consists of experienced equipment maintenance technicians that oversee the operation of our manufacturing lines to avoid unintended interruptions and minimize the amount of time required for scheduled equipment maintenance.

Research and Development

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. As of December 31, 2009, Jiangxi Jinko employed 30 experienced engineers at our research and development laboratory located at its new expansion facilities in the Shangrao Economic Development Zone, focusing on enhancing our product quality, improving production efficiency and increasing the conversion efficiency of solar power products including silicon wafers, solar cells and solar modules. We have developed a furnace reloading production process that enables us to increase the size of our ingots while lowering our unit production costs by increasing the production output of our furnaces and reducing unit costs of consumables, such as crucibles and argon, and utilities. Through our processing technology, we have improved our wire saws to enhance the quality of silicon wafers and cut silicon ingots into silicon wafers with thicknesses of a higher degree of consistency. In addition, our high-precision wire sawing techniques enable us to reduce the sizes of ingot tops and tails as well as other off-cuts during the cutting process, thereby allowing us to increase the number of silicon wafers produced from each silicon ingot block. Zhejiang Jinko also employed 13 experienced engineers as of December 31, 2009 for research and development focusing on optimizing the solar cell production lines, selection of equipment and improving the quality of our solar cells. Our research and development team at Zhejiang Jinko has significantly improved the efficiency of our solar cell production lines and improved the quality of our products since our acquisition of Zhejiang Jinko.

In addition to our full time research and development team, we also involve employees from our manufacturing department to work on our research and development projects on a part-time basis. We plan to enhance our research and development capability by recruiting additional experienced engineers specialized in the solar power industry. Certain members of our senior management spearhead our research and development efforts and set strategic directions for the advancement of our products and manufacturing processes.

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint photovoltaic materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process.

We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality. In particular, we intend to use the proceeds of this offering to invest in research and development to improve product quality, reduce manufacturing costs, improve conversion efficiency and overall performance of our products and improve the productivity of our silicon ingot, silicon wafer, solar cell and solar module manufacturing process.

Customers, Sales and Marketing

Our silicon wafer customers include major solar cell manufacturers who sell their products in the domestic and international markets, including Ningbo Solar and JA Solar, our largest customers by revenue for the nine months ended September 30, 2009. Our sales to these customers were made primarily as spot market sales or under short-term contracts. As the date of this prospectus, we had long-term sales contracts outstanding with four customers for the sale of an aggregate of approximately 266 MW of silicon wafers from 2010 to 2013. Our long-term silicon wafer sales contracts represent our long-term supplier relationships with our silicon wafer customers. Because we may allow our customers flexibility in relation to the volume, timing and pricing of their orders under the long-term sales contracts on a case-by-case basis, the volumes of silicon wafers actually purchased by such customers in any given period and the timing and amount of revenue we recognize in such period may not correspond to the terms of the contracts. See “Risk Factors—Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.” We sell a significant majority of our silicon wafers in the PRC market. We also began exporting a small portion of our silicon wafers in May 2008 to Hong Kong, and have since then increased our efforts to enter overseas markets. We have sold our products to customers in overseas markets such as Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel. As we build out our solar cell and solar module production capacity and achieve full-scale production of those products, we intend to use our entire output of silicon wafers, other than those that are subject to existing sales contracts with third parties, for the production of our own solar cells and modules by the end of 2010. However, we will continue to evaluate whether to sell silicon wafers to customers from time to time based on our silicon wafer production and market opportunities.

Through our acquisition of Zhejiang Jinko, we have added solar cells to our product lines. Zhejiang Jinko’s customers historically have consisted primarily of domestic manufacturers of solar modules based in the Yangtze River Delta. As we increase our output of solar cells and solar modules, we plan to use our solar cells for our own production of solar modules and sell the balance to customers both in and outside China. Our solar cell customers include solar module manufacturers in China such as Shanghai Chaori Solar Energy Science & Technology Co., Ltd. and Suzhou Dingli Photovoltaic Technology Co., Ltd.

Our solar module customers consist of project developers, system integrators, distributors and sales agents. To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules to distributors and through sales agents, and we also sell our solar modules directly to project developers and system integrators. We plan to establish a distribution network comprising distributors and agents across the world, covering major solar product markets such as Germany, Spain, Italy, Japan, Korea, the United States and the Czech Republic. We also plan to participate in trade shows and exhibitions worldwide and advertising on major industry publications to promote our products.

For the period from June 6, 2006 to December 31, 2006, we derived all of our revenues from customers in China, and sales to our top five customers, which consisted entirely of sales of recovered silicon materials, collectively accounted for 100.0% of our total revenues. For the year ended

December 31, 2007, we derived all of our revenues from customers in China, and sales to our top five customers, which consisted of sales of recovered silicon materials and monocrystalline ingots, collectively accounted for 80.4% of our total revenues. For the year ended December 31, 2008, we derived 93.5% of our revenues from customers in China, and sales to our top five customers, which consisted of sales of recovered silicon materials, monocrystalline silicon wafers, monocrystalline ingots, multicrystalline wafers and multicrystalline ingots, collectively accounted for approximately 62.0% of our total revenues. For the nine months ended September 30, 2009, we derived 74.8% of our revenues from customers in China, and sales to our top five customers, which consisted of sales of monocrystalline wafers and multicrystalline wafers, collectively accounted for approximately 30.2% of our total revenues. In particular, our sales of recovered silicon materials and monocrystalline ingots to a subsidiary of ReneSola, which is a related party, accounted for 98.0%, 53.8%, 28.9% and 3.2% of our total sales for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, respectively. For the nine months ended September 30, 2009, we derived 10.7% of our sales from Ningbo Solar, our largest customer by revenues. No other customers individually accounted for more than 10% of our sales for the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009. Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of monocrystalline and multicrystalline wafers. Consequently, for the nine months ended September 30, 2009, we derived a substantial majority of our revenues from the sale of silicon wafers. We also derived a relatively small amount of revenues from processing service fees.

As of the date of this prospectus, we have the following long-term silicon wafer sales contracts outstanding:

•

a five-year sales contract with Alex New Energy, pursuant to which we have committed to sell approximately 129 MW of monocrystalline and multicrystalline silicon wafers from 2009 to 2013. The price under this contract from December 2008 to February 2009 was fixed. For the remaining term of the contract, prices will be negotiated at a more preferential rate than the spot market price. Pursuant to this contract, we delivered 6.6 MW of silicon wafers to Alex New Energy in 2009.

•

a three-year sales contract with Green Power, under which we have committed to sell approximately 125 MW of monocrystalline wafers from 2009 to 2011. The sales price under this contract for 2009 was fixed, subject to renegotiation if the spot market price fluctuates beyond a pre-determined range of the contract price. The prices for 2010 and 2011 will be determined following future negotiations. On August 27, 2009, Green Power and we amended this contract, pursuant to which the volume of monocrystalline silicon wafers we have committed to sell to Green Power was reduced to approximately 64 MW. Pursuant to this contract, we delivered 4.0 MW of silicon wafers to Green Power in 2009.

•

a five-year sales contract with Jetion, under which we have committed to sell approximately 103 MW of monocrystalline wafers from 2009 to 2013, respectively. The price under this contract is fixed, subject to renegotiation if the spot market price fluctuates beyond a pre-determined range of the contract price. Pursuant to this contract, we delivered 4.4 MW of silicon wafers to Jetion in 2009.

•

a 17-month sales contract with Win-Korea, pursuant to which we have committed to sell approximately 15 MW of multicrystalline wafers in 2009 and 2010. The price under this contract from January 2009 to June 2009 was fixed, with the price for the remaining term of this contract subject to negotiation at six months intervals. In April 2009, we and Win-Korea amended this sales contract, pursuant to which we will provide monocrystalline wafers instead of multicrystalline wafers to Win-Korea. Pursuant to this contract, we delivered 0.4 MW of silicon wafers to Win-Korean in 2009.

The price renegotiation benchmarks that we have agreed with our silicon wafer customers, which relate to the degree of spot market price fluctuation that will give rise to renegotiation, are generally a 5% or 10% rise or fall in the spot market price. Because of the rapid decline in spot market prices for silicon wafers, these benchmarks have been triggered under all of our long-term sales contracts. As a result, we believe that the current prices for our silicon wafers are able to reflect spot market prices.

Due to volatile market conditions resulting from the recent global economic downturn, we renegotiated our long-term silicon wafer sales contracts with our customers. For example, in the first half of 2009, some of our silicon wafer customers asked us to postpone shipment dates specified in their long-term contracts with us. Moreover, at customers’ requests, a number of our long-term silicon wafer sales contracts were renegotiated to reduce selling prices or change fixed prices to variable prices to reflect market price trends. In addition, some of our silicon wafer customers have changed the type of products purchased in order to adjust to their customers’ needs. See “Risk Factor—Risks Related to Our Business and Our Industry—If the market prices of solar power products decline again, we may experience greater downward pressure on our profit margins and our results of operations may be adversely affected” and “Risk Factor—Risks Related to Our Business and Our Industry—The current global recession has had and may continue to have a material adverse effect on demand for our products.” Because we may allow our customers flexibility in relation to the volume, timing and pricing of their orders under the long-term sales contracts on a case-by-case basis, the volumes actually purchased by such customers under these contracts in any given period and the timing and amount of revenues we recognize in such period may not correspond to the terms of these contracts. See “Risk Factors—Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.” We plan to enter into additional half-year to one-year sales contracts with fixed sales volumes and flexible price terms to cover a portion of our silicon wafer production. We also expect to retain some flexibility to respond to market changes and price fluctuations by selling a portion of our silicon wafers in the spot market. Our spot market sales generally provide for agreed volume at the prevailing spot price. We generally require our silicon wafer customers to make full payment within a specified period after delivery.

Historically, we sold a portion of our recovered silicon materials to a subsidiary of ReneSola and third-party customers and utilized the remaining recovered silicon materials for our own ingot and silicon wafer production. Commencing in 2009, in connection with our capacity expansion plans, we retained a substantial majority of our output of recovered silicon materials for our own integrated production.

We sell our solar cells under short-term contracts and by spot market sales. The payment terms of our solar cell sales contracts are negotiated and determined on a case-by-case basis, but we require some of our customers to make full payment before delivery. We also allow certain customers with good credit worthiness to make the full payment within 30 days after delivery.

To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules to distributors and through sales agents, and we also sell our solar modules directly to project developers and system integrators. We have entered into the following major contracts for the sales of our solar modules:

•

We have entered into a three-year 175 MW strategic cooperation agreement, subsequently amended by a memorandum of understanding, with Upsolar Co., Ltd., or Upsolar, who will act as a non-exclusive distributor of our solar modules in the United States and Canada. The agreement is renewable for another two years. The solar modules will bear the Upsolar brand and indicate that they are made by JinkoSolar. Sales targets of 25 MW, 50 MW and 100 MW are established under the agreement for the years 2010, 2011 and 2012 respectively, and

Upsolar is required to fulfill not less than 70% of the sales target for each year. Our selling price to Upsolar will be set at a reasonable discount from the prevailing market price agreeable to both parties at the time of each purchase order, and Upsolar will earn the difference between the purchase price from us and their selling price. For the portion of the sales that exceeds the sales target, we will give Upsolar a further small discount. We are entitled to terminate this strategic cooperation agreement if Upsolar fails to achieve 70% of the sales target for three consecutive months.

•	We have entered into a sales agreement with SOLART Systems/Solsmart BV for the sale of 10 MW of solar modules at market price in 2010.

•

We have entered into a co-certification and cooperation contract with Visel Placas SL, or Visel, pursuant to which Visel is able to purchase on an exclusive basis from us certain types of solar modules for which we have agreed to obtain co-certifications with Visel’s name and resell such co-certificated solar modules on a non-exclusive basis worldwide except in the United States and Canada. We are prohibited from selling solar modules under such co-certification to any third party. We have agreed to sell 10 MW of solar modules to Visel in 2010 under this contract. In addition, we are required to reserve 20 MW of our solar module production capacity per year for this contract and Visel is required to purchase from us not less than 9 MW of such co-certificated solar modules each year. Our selling price for 2010 under this contract is fixed based on the market price for comparable products prevailing at the contract date, subject to downward adjustment to the extent Visel exceeds the purchase target of 20 MW in 2010. If Visel fails to purchase 9 MW of solar modules under this contract in 2010, we will be compensated for a fixed amount. The products sold by us under this contract are required to bear Visel’s name.

•

We have entered into a sales contract with Die Solar, pursuant to which we have agreed to sell 30 MW of solar modules in 2010 at a fixed price per watt based on the market price for comparable products prevailing at the contract date.

•

We have entered into a sales contract with Changzhou Cuibo Solar Energy Company, or Cuibo, pursuant to which we have agreed to sell 50 MW of solar modules to Cuibo in 2010 at a fixed price per watt based on the market price for comparable products prevailing at the contract date.

•

We have entered into a sales and OEM contract with ILB Helios, pursuant to which we have agreed to sell 52 MW of solar modules bearing ILB Helios’ brand to ILB Helios in 2010 at fixed prices per watt based on the market prices for comparable products prevailing at the contract date, subject to renegotiation if the fluctuations of the prevailing market price for solar modules, which for purposes of this contract, will be calculated based on the prices of a number of solar module providers based in China, exceed 5%.

•

We have entered into a sales contract with Erquan Technologies und Handels GmbH, or Erquan, pursuant to which we have agreed to sell Erquan 10 MW of solar modules in 2010 at a fixed price per watt based on the market price for comparable products prevailing at the contract date.

Suppliers

Raw Materials

The raw materials used in our manufacturing process consist primarily of silicon materials, including virgin polysilicon and recoverable silicon materials, metallic pastes, EVA, tempered glass, aluminum frames and related consumables. Historically, through the six months ended June 30, 2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, during the fourth quarter of 2008 and the first half of 2009, virgin polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global recession and credit market contraction. Because recoverable silicon materials which we process into recovered silicon materials for production of silicon ingots can be used as a substitute for virgin polysilicon, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, were also negatively affected in the fourth quarter of 2008 and the first half of 2009. Our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. For the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and nine months ended September 30, 2009, virgin polysilicon accounted for approximately nil, 1.4%, 13.0% and 56.6%, respectively, and recoverable silicon materials accounted for approximately 100.0%, 98.6%, 87.0% and 43.4%, respectively, of our total silicon raw material purchases by value. However, as the demand for solar power products has shown signs of significant recovery in response to a series of factors, including the implementation of stimulus programs in many countries, such as the United States and China, increasing availability of financing for solar power projects and recovering sentiment arising from perceived recovery of the economy, the spot price of virgin polysilicon has generally stabilized beginning in the third quarter compared to the second quarter.

With a view to maintaining a balanced portfolio of sales and supply contracts and mitigating our exposure to potential price volatility of silicon materials, we currently rely on a combination of in-house processed recovered silicon material and virgin polysilicon from long-term supply contracts and spot market purchases with our suppliers to meet our silicon raw material requirements. Our spot market purchases generally provide for agreed volumes at the prevailing spot prices.

Virgin Polysilicon

We purchase solar grade virgin polysilicon from both domestic and foreign suppliers. In order to secure reliable supplies of polysilicon to meet our capacity expansion plans and better manage the cost of raw material procurement, we currently rely on a combination of long-term supply contracts and spot market purchases.

We have entered into long-term supply contracts with the following virgin polysilicon suppliers:

•

We have entered into a five-year supply contract with Zhongcai Technological, pursuant to which Zhongcai Technological has committed to supply us with virgin polysilicon for five years starting from 2009, with prices to be negotiated each month.

•

We have entered into a nine-year supply contract with Hoku, pursuant to which Hoku has committed to supply us with virgin polysilicon for nine years starting from December 2010, at prices specified for each year, which prices decline each year.

Under these two long-term supply contracts, we have agreed to procure an aggregate of 5,350 metric tons of virgin polysilicon from 2009 to 2019. We also source virgin polysilicon through spot market purchases from various suppliers, such as Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. In January 2009, in response to the rapidly changing market conditions, we amended our long-term supply contract with Zhongcai Technological to provide for prices to be negotiated at monthly intervals in consideration of market prices, as well as to allow us to delay our prepayment until further negotiation. In addition, in February and November 2009, we amended our long-term supply contract with Hoku to reduce the volumes purchased under such contract and the total prepayment amount from US$55 million to US$20 million. However, Hoku may not be able to perform its obligations under the long-term supply contract with us if it ceases to continue as a going concern. See “Risk Factors—Risks Related to Our Business and Our Industry—Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition” and “Risk Factors—Risks Related to Our Business and Our Industry—If the market prices of solar power products decline again, we may experience greater downward pressure on our profit margins and our results of operations may be adversely affected.”

Recoverable Silicon Materials

We recover silicon in-house from recoverable silicon materials, including integrated circuit scraps, partially-processed and broken silicon wafers, broken solar cells, pot scraps, silicon powder, ingot tops and tails and other off-cuts. We purchase recoverable silicon materials primarily from Hexing, and have also historically purchased such materials from Tiansheng, Yangfan and a number of trading companies. In the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, recoverable silicon materials sourced from Hexing, Tiansheng and Yangfan represented 100%, 95.1%, 58.8% and 11.4% of our total purchase amount of silicon raw materials. In addition, we also procure recoverable silicon materials from third-party trading companies.

Since the commencement of our silicon ingot production in 2007, we have met a significant portion of our total silicon material requirements with the recovered silicon materials supplied by our recoverable silicon material processing operations. Although we expect to source an increasing amount of virgin polysilicon, we expect to continue to meet a significant portion of our silicon material requirements from recovered silicon materials for 2009.

In addition, we sourced recoverable silicon materials through spot market purchases from a number of trading companies, including Dong Yang Recoverable Material Recycle Co., Ltd.

Other Raw Materials

We use metallic pastes as raw materials in our solar cell production process. Metallic pastes are used to form the grids of metal contacts that are printed on the front and back surfaces of the solar cells through screen-printing to create negative and positive electrodes. We procure metallic pastes from third parties under monthly contracts. In addition, we use EVA, tempered glass, aluminum frames and other raw materials in our solar module production process. We procure these materials from third parties on a monthly basis.

Consumables, Components and Utilities

Crucible

A crucible is a ceramic container used to hold polysilicon feedstock for melting in the furnace and therefore must be able to withstand extremely high temperatures. Crucibles are currently not reusable, as once the silicon ingot is formed, the crucible holding the silicon ingot will be broken and removed from the silicon ingot. We source crucibles for monocrystalline silicon ingot and multicrystalline silicon ingot production from various manufacturers, including Jiangxi Suowei Technology Co., Ltd.

Slurry and Wire

Slurry is used in the wire sawing process. It is a fluid composed of silicon carbide, which functions as an abrasive, and polyethylene glycol, or PEG, which acts as a coolant. Wires are used in wire saws to carry the slurry in order to create an abrasive cutting tool. We procure slurry from domestic suppliers, including Wuxi Jiayu Electrical Materials Technologies Co., Ltd. We purchase wire saws and wire squares, manufactured by Nippei Toyama Corporation, from Miyamoto.

Electricity

We consume a significant amount of electricity in our operations, especially in the silicon ingot production process and any disruption or shortages in our electricity supply may disrupt our normal operations and cause us to incur additional costs. As a fast-growing manufacturing company located in the Shangrao Economic Development Zone, we have received support from the local government in terms of priority supply of electric power. In addition, because the economy of Shangrao Municipality and Jiangxi Province are currently not as fully-developed as the economies of Zhejiang Province, Jiangsu Province, Hebei Province and Shanghai Municipality, where many of our domestic competitors with respect to silicon wafers are located, we believe we are able to enjoy lower electricity costs.

In addition, to support our operations and assure us of priority electricity supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. have completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site which currently has an annual capacity of 438 million kWh. The proximity of this substation to our facilities will provide us with more stable power supplies.

Water

We require a significant amount of silicon water for our manufacturing operations. We also use high-purity silicon water for our recoverable silicon materials processing, silicon ingot production and silicon wafer cleaning. We purify silicon water supplied from local sources using equipment we purchased from domestic suppliers. We have not experienced any material interruption or shortages in our water supplies.

Gases

We use argon in our ingot production process to remove the impurities vaporized during the heating process and to inhibit oxidation. Argon is a chemically inert gas. We purchase argon primarily from two domestic suppliers under one-year-term contracts. We use gases such as nitrogen and silane in our solar cell production process. We purchase these gases under monthly contracts.

Chemicals

We use acids and alkali in the cleaning process to recover silicon materials and other chemicals to clean silicon ingots and silicon wafers. We also use chemicals in the cleaning process for producing solar cells. We purchase acids and alkali for cleaning recoverable silicon materials primarily from two domestic suppliers under one-year-term contracts at market prices. We purchase other chemicals on the spot market.

Solar Cells

We procure solar cells from third parties on the spot market to produce solar modules when our solar cell production cannot fully meet the demand of our solar module production.

Equipment

We purchase our key manufacturing equipment from major PRC and overseas equipment manufacturers.

For silicon ingot and silicon wafer manufacturing, as of December 31, 2009, we had 116 monocrystalline furnaces purchased from domestic vendors including Ningxia Jing Yang Automotion Co. and Huasheng Tianlong, 12 multicrystalline furnaces purchased from GT Solar, 52 wire saws purchased from Nippei Toyama Corporation and eight wire squarers purchased from Nippei Toyama Corporation, Huasheng Tianlong and Bejing Jin Lian Fa Numerical Control Science & Technology Co., Ltd. In addition, as of December 31, 2009, we leased 16 monocrystalline furnaces from Universal Xiao Shan under a capital leasing agreement. We equip each furnace with a safety kit to limit potential damage to the equipment in the event of a power outage as well as to minimize the risk of personal injuries or accidents. In addition, we had six automatic production lines for producing solar cells and two automatic production lines and four manual production lines for producing solar modules as of December 31, 2009.

In connection with our expansion plan, we had equipment supply contracts outstanding as of December 31, 2009 for additional equipment. The additional equipment will be used to accommodate our planned increase in annual solar cell and solar module production capacity in 2010. We expect to purchase a significant amount of additional equipment in connection with our solar cell and solar module production capacity expansion plan. We intend to use a portion of the proceeds of this offering to purchase the additional equipment. We will seek to optimize our capital structure to finance our capital expenditures in the most efficient manner and to prudently maximize shareholder return. In that connection, we will manage our use of equity and debt financing from various sources, including the net proceeds from this offering as well as loans from commercial banks, to fund capital expenditures. We expect that the anticipated net proceeds from this offering, either alone or in conjunction with bank loans, will be sufficient to procure all additional equipment necessary to implement our expansion plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditure.”

Intellectual Property

We possess proprietary process technologies and know-how that allow us to process and recover a broad range of recoverable silicon materials, including those that fall outside the customary range in relation to certain electrical characteristics. In addition, based on our proprietary know-how and technologies acquired through our own research and development efforts, we have made improvements to equipment that we purchased from leading equipment vendors, including improvements to facilitate the use of our furnace reloading technology and silicon wafer-cutting technology. Our furnace reloading technology enables us to increase the size of our ingots while lowering our unit production costs by enhancing the utilization rate of our furnaces and reducing the unit costs of consumables. Our silicon wafer-cutting process technology, which involves the improvement of our wire saws based on process engineering know-how, improves the quality of our silicon wafers, increases the number of quality conforming silicon wafers and allows us to cut ingots into silicon wafers with thicknesses of a high degree of consistency. In addition, our high-precision wire squaring techniques enable us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thereby allowing us to increase the size of each ingot block and the number of silicon wafers produced from each ingot.

As of December 31, 2009, we had four pending patent applications as well as 15 pending trademark applications in China, including “Jinko”, “JinkoSolar” and “SUN VALLEY”, respectively. We had two pending trademark applications in the other countries or regions. As of December 31, 2009, we have been granted three patents.

We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We have also entered into two patent licensing agreements with Zhejiang Sci-Tech University and Yiqun Jiang, respectively, pursuant to which Zhejiang Sci-Tech University has granted us the license to use its patented technology in producing solar cells for a term of five years and two months and Yiqun Jiang has granted us the license to use his patented technology for recovering silicon materials for a term of six years.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as BP Solar, Sharp Corporation, SunPower Corporation, Suntech, Trina and Yingli Green Energy in a continuously evolving market. In the solar wafer market, we also compete with major international vendors, such as MEMC, Deutsche Solar, M. SETEK and PV Crystalox, as well as companies located in China such as ReneSola, LDK, Shunda, Hairun, Comtec. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingot, wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingot, wafer, solar cell and solar module manufacturers continue to expand their operations. Many of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low manufacturing costs and easy access to key resources from our strategically located production bases in China, our recoverable silicon material processing operations and our proprietary process technologies enhance our overall competitiveness.

In addition, some companies are currently developing or manufacturing solar power products based on thin film materials, which require significantly less polysilicon to produce than monocrystalline and multicrystalline solar power products. These new alternative products may cost less than those based on monocrystalline or multicrystalline technologies while achieving the same or similar levels of conversion efficiency in the future. Furthermore, the solar industry generally competes with other renewable energy and conventional energy resources.

Production Safety and Environmental Matters

Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in monetary fines. All of our new employees undergo extensive safety training and education. We require our technical staff to attend weekly training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. Since our inception, we have not experienced any major work-related injuries and our operations have been in compliance with the applicable labor and safety laws and regulations in all material respects.

Environment

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. As of December 31, 2009, no such penalties had been imposed on us.

Employees

As of December 31, 2006, 2007, 2008 and 2009, we had a total of 608, 953, 996 and 2,640 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2006	2007	2008	2009
Manufacturing and engineering	564	852	798	2,005
General and administration	24	39	87	190
Quality control	15	48	61	241
Research and development	—	—	17	43
Purchasing and logistics	3	8	15	95
Marketing and sales	2	6	18	66

Total	608	953	996	2,640

Note:	Figures exclude employees of the VIEs.

In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees. The number of our manufacturing and engineering employees decreased in 2008 compared to 2007, because we ceased recoverable silicon material screening business in January 2008.

We are required under PRC law to make contributions to employee benefit plans equivalent to a fixed percentage of the salaries, bonuses and certain allowances of our employees. The total amount we accrued for employee benefits for the years ended December 31, 2008 and the nine months ended September 30, 2009 was RMB6.9 million and RMB7.2 million (US$1.1 thousand), respectively.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for two years after their employment with us.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant insurance policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB147.1 million (US$21.5 million) as of September 30, 2009. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB187.4 million (US$27.5 million) as of September 30, 2009. As of September 30, 2009, we had insurance coverage for Jiangxi Jinko’s and Zhejiang Jinko’s product liability of up to RMB1.0 billion (US$146.5 million) and export credit insurance coverage for Jiangxi Jinko of up to US$20.0 million. We believe that our overall insurance coverage is consistent with the market practice in China. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Risk Factors—Risks Related to Our Business and Our Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB230.6 thousand, RMB841.4 thousand and RMB290.1 thousand (US$42.5 thousand) in insurance premiums in 2007, 2008 and the nine months ended September 30, 2009, respectively.

Property

Our silicon wafer production facilities are located in the Shangrao Economic Development Zone in Shangrao, Jiangxi Province and our solar cell production facilities are located in Haining, Zhejiang, China. As of December 31, 2009, we had secured land use rights for 313,366 square meters of land zoned for industrial use in the Shangrao Economic Development Zone, 9,980 square meters of which was used for an electric power transformation and distribution substation established by the Shangrao Economic Development Zone Management Committee. As of December 31, 2009, we had also secured land use rights for 60,205 square meters of land zoned for industrial use in Haining.

As of December 31, 2009, we owned manufacturing facilities with a total gross floor area of 89,061 square meters, including 71,639 square meters in Shangrao and 17,422 square meters in Haining. In addition, we leased factory plants with a total gross floor area of 15,282 square meters in Shangrao from Jiangxi Desun under a factory leasing agreement that Jiangxi Jinko and Jiangxi Desun entered into in January 2008, pursuant to which Jiangxi Jinko committed to pay Jiangxi Desun approximately RMB1.1 million (US$161.0 thousand) each year for ten years. Jiangxi Jinko uses the leased facilities for its monocrystalline ingot manufacturing operations. In November 2007, we leased manufacturing facilities with a total gross floor area of approximately 3,006 square meters to Xinwei. Xinwei used the leased facilities for its manufacturing operations.

As of December 31, 2009, we had employee dormitories with an aggregate gross floor area of 10,058 square meters, including 6,092 square meters in Shangrao and 3,966 square meters in Haining. We currently lease office spaces and employee dormitories with a gross floor area of 2,691 square meters and 1,909 square meters, respectively, in Shangrao from Jiangxi Desun. We also lease approximately 1,250 square meters of office space for our representative offices in Shanghai.

In addition, we also obtained land use rights for residential use in Shangrao Economic Development Zone with an aggregate site area of approximately 235,840 square meters, which is currently vacant. In connection with our capacity expansion plans for our silicon ingot, wafer, cell and module production, we intend to construct additional employee dormitories on these two parcels of land. However, we do not have any concrete plan for construction on these parcels of land and we may be subject to significant vacant land fees or forfeit our land use rights with respect to these two parcels of land. See “Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to significant vacant land fees or even forfeit our land use rights with respect to two pieces of land zoned for residential use.” Industrial and residential land use rights expire 50 years and 70 years, respectively, from the delivery date of the land use rights.

As of December 31, 2009, Jiangxi Jinko pledged land zoned for industrial use with a total site area of 235,390 square meters, land zoned for residential use with a total site area of 235,840 square meters, buildings with an aggregate gross floor area of approximately 46,509 square meters and certain equipment as security for its bank borrowings. As of December 31, 2009, Zhejiang Jinko pledged land zoned for industrial use with a total site area of 60,205 square meters and buildings with an aggregate gross floor area of approximately 17,063 square meters as security for its bank borrowings.

We believe that our existing facilities are adequate and suitable to meet our present needs. We believe that the amount of land for which we currently have land use rights is sufficient for our 2010 capacity expansion plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Results of Operations—Production Capacity Expansion.”

Legal and Administrative Proceedings

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against Beijing Jingyuntong Technology Co., Ltd. or Jingyuntong, for the defects in the monocrystalline furnaces it purchased from Jingyuntong. Jiangxi Jinko has sought a refund of the purchase price and compensation for the losses incurred by Jiangxi Jinko with a total amount of approximately RMB1.9 million (US$0.3 million). As of December 31, 2009, this suit was still pending.

On July 20, 2009, Jingyuntong filed an action in Daxing People’s Court, Beijing against Jiangxi Jinko for the overdue payments amounting to approximately RMB1.3 million (US$0.2 million) and the liquidated damages arising from such overdue payment. As of December 31, 2009, this suit was still pending.

On August 8, 2009, Zhejiang Jinko filed an action in Haining People’s Court against Haining Baixin Household Appliances Co., Ltd., or Baixin, for the defects in the air conditioners it purchased from Baixin and the improper designs and installation of these air conditioners. Zhejiang Jinko has sought a return of those air conditioner, the refund of the purchase price with a total amount of approximately RMB1.95 million (US$0.3 million) and damages of RMB8.0 million (US$1.2 million). As of December 31, 2009, the suit was still pending.

Other than as disclosed above, we are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	34	Chairman of the board of directors
Kangping Chen	36	Director and chief executive officer
Xianhua Li	35	Director and vice president
Wing Keong Siew	58	Independent director
Haitao Jin	55	Independent director
Zibin Li	69	Independent director
Steven Markscheid	55	Independent director
Longgen Zhang	45	Chief financial officer
Guoxiao Yao	46	Chief technology officer
Musen Yu	60	Vice president
Zhiqun Xu	42	Vice president

Mr. Xiande Li is a founder of our company, the chairman of our board of directors and the chairman of the board of directors of Jiangxi Jinko. Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola Ltd., a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

Mr. Kangping Chen is a founder, director and the chief executive officer of our company as well as the general manager of Jiangxi Jinko. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li.

Mr. Xianhua Li is a founder, director and vice president of our company as well as deputy general manager of Jiangxi Jinko. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li.

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew was appointed by Flagship Desun Shares Co., Limited, one of the holders of our series A redeemable convertible preferred shares. He founded Hupomone Capital Partners in 2003. Mr. Siew was president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Haitao Jin has been a director of our company since September 2008. Mr. Jin was appointed by holders of our series B redeemable convertible preferred shares. He has also been the deputy chairman of Shenzhen Chamber of Investment and Commerce since 2004. Prior to joining SCGC, Mr. Jin was deputy general manager of Shenzhen SEG Group Co., Ltd. and general manager of SEG Co., Ltd., a listed company on the Shenzhen Stock Exchange from 2001 to 2003. Between 1993 and 2000, Mr. Jin was a general vice president and duty general manager of Shenzhen Electronics Group Co., Ltd. Mr. Jin received his master’s degree in management psychology in 1987. In 1996, he received his master’s degree in engineering science from Huazhong University of Science and Technology. In 2002, he became an honorary professor at the Wuhan University of Science and Technology.

Mr. Zibin Li has been an independent director of our company since July 10, 2009. He has also been chairman of China Association of Small and Medium Enterprises and a consultant of the municipal government of Chongqing City and Dalian City since 2006. Mr. Li was previously a vice director of National Development and Reform Commission and vice director of the Office of Steering Committee of West Region Development of the State Counsel from 2000 to 2005, and a member of the Tenth National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2005. Mr. Li was deputy mayor of Jinxi, Liaoning Province from 1989 to 1991, deputy minister of the Ministry of Chemical Industry from 1991 to 1994, deputy mayor of Shenzhen from 1994 to 1995 and mayor of Shenzhen from 1995 to 2000. Mr. Li received a bachelor’s degree in chemical engineering from Tsinghua University in 1964.

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. He has also been chief executive officer of Synergenz BioScience Inc. since 2007, and board member of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007 and Pacific Alliance China Growth Fund since 2008. Mr. Markscheid was previously representative of US China Business Council from 1978 to 1983, vice president of Chase Manhattan Bank from 1984 to 1988, vice president of First Chicago Bank from 1988 to 1993, case leader of Boston Consulting Group from 1994 to 1997, director of business development of GE Capital (Asia Pacific) from 1998 to 2001, director of business development of GE Capital from 2001 to 2002, senior vice president of GE Healthcare Financial Services from 2003 to 2006, chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. He received his bachelor’s degree in East Asian studies from Princeton University in 1976, his master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Longgen Zhang has been our chief financial officer since September 2008. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting, and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Mr. Guoxiao Yao is the chief technology officer of our company. Prior to joining us in January 2010, Mr. Yao was the chief technology officer of a subsidiary of GCL-Poly Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange from May 2009 to January 2010. From September 2006 to January 2009, Mr. Yao was the chief technology officer of Yingli Green Energy Holding Co., Ltd., a company listed on the NYSE. Mr. Yao received his bachelor’s degree in mechanical engineering from Zhejiang University of Technology in China, his master’s degree in solar thermal engineering from the European Solar Engineering School at Dalarna University in Sweden and his doctorate degree in PV engineering from the University of New South Wales in Australia.

Mr. Musen Yu is vice president of our company. Prior to joining us in 2007, he was head of the Coal and Gold Production Bureau of the Shangrao Municipality from 2002 to 2007 and the deputy head of the Coal and Gold Production Bureau of the Shangrao Municipality from 1992 to 2002. Mr. Yu was the party committee secretary and secretary of the Party Disciplinary Committee of the Mining Affairs Bureau of Le Municipality from 1986 to 1992 and the deputy secretary of the Party Committee of the Mining Affairs Bureau of Yinggang Ling from 1984 to 1986. Mr. Yu received his bachelor’s degree in mining engineering from the China University of Mining and Technology in 1984.

Mr. Zhiqun Xu is vice president of production department of our company. Prior to joining us, Mr. Xu served as a vice executive manager of Hareon Solar Technology Co., Ltd. from November 2007 to November 2008. From January 2005 to October 2007, Mr. Xu was a sales and marketing manager of Saint-Gobain Quartz (Jinzhou) Co., Ltd. Mr. Xu was a manager of silicon production and technology department from April 2002 to December 2004. In addition, he was a project manager and deputy production manager of Shanghai General Silicon Material Co., Ltd. from February 2000 to March 2002. Mr. Xu was a manager of production and technology department of MCL Electronics Material Co., Ltd. from April 1996 to January 2000. In 1990, he joined Luoyang Monocrystalline Silicon Factory as a monocrystalline growth processing engineer. Mr. Xu received a bachelor’s degree in science from Jilin University in 1990.

The business address of our directors and executive officers is c/o JinkoSolar Holding Co., Ltd., 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China.

Terms of Directors and Executive Officers

Under our third amended and restated memorandum and articles of association which will become effective upon the completion of this offering, one-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind. Our officers are appointed by and serve at the discretion of the board of directors.

Board of Directors

Our board of directors currently consists of seven directors. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our company to be composed of independent directors, nor does the Cayman Islands law require a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. We and our existing shareholders have agreed to take all steps necessary to maintain three directors appointed by Xiande Li, Kangping Chen and Xianhua Li, one director appointed by Flagship and one director appointed by the holders of our series B redeemable convertible preferred shares on our board of directors until the expiry of the lock-up period provided in the underwriting agreement. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that such director discloses the nature of his or her interest in such contract or arrangement. A director may exercise all of the powers of our company to borrow money, mortgage our undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We will have an audit committee, a compensation committee and a nominating committee under the board of directors upon the completion of this offering. We have adopted a new charter for each of the three committees which will become effective upon the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Steven Markscheid, Zibin Li and Wing Keong Siew, and will be chaired by Steven Markscheid. All of the members of the audit committee will satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will consist of Haitao Jin, Kangping Chen and Steven Markscheid, and will be chaired by Haitao Jin. Haitao Jin and Steven Markscheid will satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and determining the compensation level of our chief executive officer based on this evaluation;

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Nominating Committee

Our nominating and corporate governance committee will consist of Zibin Li, Xiande Li and Steven Markscheid, and will be chaired by Zibin Li. Zibin Li and Steven Markscheid will satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election by the stockholders or appointment by the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to the company;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries in their capacity as our employees.

For the year ended December 31, 2009, we paid cash compensation in the aggregate amount of RMB7.0 million to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB14.2 thousand for the year ended December 31, 2009. For options granted to officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, which provides for the grant of incentive plan options, restricted shares, restricted share units, share appreciation rights and other share-based awards, referred to as the “Awards.” The purpose of the 2009 Long Term Incentive Plan is to attract, retain and motivate key directors, officers and employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company.

Plan Administration. Our 2009 Long Term Incentive Plan is administered by a committee appointed by our board of directors or in the absence of a committee, our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, time at which each of the Awards will be granted, number of shares subject to each Award, vesting schedule, form of payment of exercise price and other applicable terms. The plan administrator may also grant Awards in substitution for options or other equity interests held by individuals who become employees of our company as a result of our acquisition or merger with the individual’s employer. If necessary to conform the Awards to the interests for which they are substitutes, the plan administrator may grant substitute Awards under terms and conditions that vary from those that the 2009 Long Term Incentive Plan otherwise requires. Notwithstanding anything in the foregoing to the contrary, any Award to any participant who is a U.S. taxpayer will be adjusted appropriately to comply with Code Section 409A or 424, if applicable.

Award Agreement. Awards granted under our 2009 Long Term Incentive Plan are evidenced by an Award Agreement that sets forth the terms, conditions and limitations for each award grant, which includes, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility. We may grant awards to an employee, director or consultant of our company, or any business, corporation, partnership, limited liability company or other entity in which our company holds a substantial ownership interest, directly or indirectly, but which is not a subsidiary and which in each case our board of directors designates as a related entity for purposes of the 2009 Long Term Incentive Plan.

Option Term. The term of each option granted under the 2009 Long Term Incentive Plan may not exceed ten years from the date of grant. If an incentive stock option is granted to an eligible participant who owns more than 10% of the voting power of all classes of our share capital, the term of such option shall not exceed five years from the date of grant.

Exercise Price. In the case of non-qualified stock option, the per share exercise price of shares purchasable under an option shall be determined by our board of directors and specified in the Award Agreement. In the case of incentive stock option, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the total combined voting power of all classes of our share capital, the exercise price is at least 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2009 Long Term Incentive Plan at any time and for any reason, provided that no amendment, suspension, or termination shall be made that would alter or impair any rights and obligations of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2009 Long Term Incentive Plan shall continue in effect for a term of ten years from the effective date of the 2009 Long Term Incentive Plan.

We have granted options to purchase 3,024,750 ordinary shares to certain of our directors, officers and employees. As of the date of this prospectus, options to purchase 3,024,750 ordinary shares are outstanding. The following table sets forth our option grants since the adoption of our 2009 Long Term Incentive Plan:

Name	Number of Shares	Exercise Price	Grant Date	Expiration Date
		(US$ per share)
Zibin Li	*	3.13	August 28, 2009	August 28, 2016
Steven Markscheid	*	3.13	September 15, 2009	September 15, 2016
Zhiqun Xu	*	3.13	August 28, 2009	August 28, 2016
Musen Yu	*	3.13	August 28, 2009	August 28, 2016
Longgen Zhang	953,200	3.13	August 28, 2009	October 1, 2013
Other employees	1,639,450	3.13	August 28, 2009 to September 8, 2009	August 28, 2016 to September 8, 2016

*	Less than 1% of our outstanding share capital

Under option agreements we entered into with certain officers and employees on January 25, 2010, we have agreed to grant such officers and employees options to purchase 726,250 of our ordinary shares and these options will have an exercise price that equals to 85.0% of our initial public offering price.

Employment Agreements

We entered into employment agreements with each of our senior executive officers in March 2008, except for our chief financial officer. In September 2008, Paker entered into an employment agreement with our chief financial officer. In December 2008, JinkoSolar entered into an employment agreement with our chief financial officer and terminated the employment agreement between him and Paker. These employment agreements became effective on the signing date and will remain effective for three years after this offering unless they are terminated for cause by either party. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If a senior executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus and assuming the conversion of all outstanding series A redeemable convertible preferred shares and Series B redeemable convertible preferred shares into ordinary shares on an 1:1 basis and approximately 1:1.0054 basis, respectively, and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to this Offering(1)(2)		Shares Beneficially Owned after this Offering(1)(2)(3)
	Number	%	Number	%
Directors and Executive Officers
Xiande Li(4)	22,742,750	35.77	22,742,750	26.82
Kangping Chen(5)	13,645,700	21.46	13,645,700	16.09
Xianhua Li(6)	9,097,100	14.31	9,097,100	10.73
Wing Keong Siew	—	—	—	—
Haitao Jin	—	—	—	—
Zibin Li	—	—	—	—
Steven Markscheid	—	—	—	—
Longgen Zhang(7)	—	—	—	—
All Directors and Executive Officers as a group	45,485,550	71.53	45,485,550	53.65
Principal Shareholders:
Brilliant Win Holding Limited(4)	22,742,750	35.77	22,742,750	26.82
Yale Pride Limited(5)	13,645,700	21.46	13,645,700	16.09
Peaky Investments Limited(6)	9,097,100	14.31	9,097,100	10.73
Flagship Desun Shares Co., Limited(8)	4,064,700	6.39	4,064,700	4.79
SCGC Capital Holding Company Limited(9)	5,839,600	9.18	5,839,600	6.89

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to the securities. Except as indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.
(2)	Percentage of beneficial ownership of each listed person prior to the offering is based on 63,587,850 ordinary shares outstanding as of the date of this prospectus, including ordinary shares issuable upon the conversion of our outstanding series A redeemable convertible preferred shares, series B redeemable convertible preferred shares as well as the ordinary shares underlying share options and other awards exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 84,783,850 ordinary shares outstanding immediately after the completion of this offering, including the ordinary shares underlying share options and other awards exercisable by such person within 60 days of the date of this prospectus.
(3)	Assumes no exercise of the underwriters’ option to purchase additional ADSs.
(4)	Represents 22,742,750 ordinary shares held by Brilliant Win Holding Limited, a British Virgin Islands company which, immediately before the completion of this offering, will be wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust will be established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holding Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holding Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holding Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holding Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holding Limited. The registered address of Brilliant Win Holding Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(5)	Represents 13,645,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which, immediately before the completion of this offering, will be wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Nike Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust will be established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(6)	Represents 9,097,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which, immediately before the completion of this offering, will be wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng and Sheng Li, both of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust will be established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.
(7)	Pursuant to the share option agreement between Longgen Zhang and us under the 2009 Long Term Incentive Plan, Longgen Zhang has been granted the option to acquire 953,200 ordinary shares, representing 1.5% of our issued and outstanding shares on a fully-diluted basis immediately before this offering, which is exercisable 180 days following the effective date of the registration statement which includes this prospectus. Longgen Zhang is not a shareholder of our company.
(8)	Includes 3,363,150 ordinary shares issuable upon conversion of series A redeemable convertible preferred shares owned by Flagship Desun Shares Co., Limited, or Flagship, a Hong Kong company with its registered address at 79 Robinson Road, 1501, CPF Building, Singapore 068897 and 701,550 ordinary shares owned by Flagship. 29.29%, 12.66% and 58.05% of the equity interest of Flagship is held by Hupomone Capital Fund, L.P., Flagship Capital Corporation (Mauritius) and Flagship Capital Corporation (Singapore) Ltd., respectively. Flagship Capital Corporation (Singapore) Ltd. is held by several entities and individuals, among which, Asian Development Bank and Shamil Bank of Bahrain are the largest shareholders, each holding 33.06% of the ordinary shares and 33.06% of the preference shares of Flagship Capital Corporation (Singapore) Ltd. Flagship Capital Corporation (Mauritius) is owned by the government of Malaysia. Mr. Kok Pun Chan, one of the two directors of Flagship Desun Shares Co., Limited., owns Hupomone Capital General Partner (Cayman Islands) Ltd., the general partner of Hupomone Capital Fund, L.P. Mr. Eduardo Lerma David is the other director of Flagship Desun Shares Co., Limited. The board of directors of Flagship Desun Shares Co., Limited has voting or dispositive power over the shares held by Flagship Desun Shares Co., Limited, and the directors of Flagship Desun Shares Co., Limited collectively have voting or dispositive powers of the shares held by Flagship Desun Shares Co., Limited.
(9)

Includes 2,805,500 ordinary shares issuable upon conversion of series B redeemable convertible preferred shares held by SCGC Capital Holding Company Limited, 1,429,850 ordinary shares owned by SCGC Capital Holding Company Limited, 1,062,650 ordinary shares issuable upon conversion of series B redeemable convertible preferred shares held by CIVC Investment Ltd. and 541,600 ordinary shares owned by CIVC Investment Ltd. SCGC Capital Holding Company Limited is a limited liability company organized and existing under the laws of the British Virgin Islands with its registered address at 11F, Investment Building, No.4009 Shennan Road, Futian District, Shenzhen, China. SCGC Capital Holding Company Limited holds 50% of the ordinary shares and 50% of the preference shares of CIVC Investment Ltd., a Cayman Islands company, with its registered address at c/o ATC (Hong Kong) Ltd., Suit 3713, The Center Building, 99 Queen’s Road, Central, Hong Kong. SCGC Capital Holding Company Limited is a wholly-owned subsidiary of Shenzhen Capital (Hong Kong) Company Limited, which is in turn a wholly-owned subsidiary of Shenzhen Capital Group Co., Ltd. Shenzhen Capital Group Co., Ltd. is held by several legal entities, including several publicly listed companies. The largest shareholder of Shenzhen Capital Group Co., Ltd. is the State-owned Assets Supervision and Administration Commission of Shenzhen which directly holds 36.32% of the share capital of Shenzhen Capital Group Co., Ltd. The board of directors of SCGC Capital Holding Company Limited has voting or dispositive powers over the shares held by SCGC Capital Holding Company. Mr. Haitao Jin,

Mr. Dongsheng Sun, Mr. Qing Fan, Mr. Wanshou Li and Mr. Rongzhi Liu are the directors of SCGC Capital Holding Company Limited. These individuals collectively have voting or dispositive powers of the shares held by SCGC Capital Holding Company Limited.

Upon completion of this offering, under the terms of our series A redeemable convertible preferred shares and series B redeemable convertible preferred shares, all outstanding series A redeemable convertible preferred shares and series B redeemable convertible preferred shares will automatically convert into ordinary shares.

Each of the principal shareholders named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

As of the date of this prospectus, none of our outstanding ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares are held by record holders in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We and our existing shareholders have agreed to take all steps necessary to maintain three directors appointed by Xiande Li, Kangping Chen and Xianhua Li, one director appointed by Flagship and one director appointed by the holders of our series B redeemable convertible preferred shares on our board of directors until expiry of the lock-up period provided in the underwriting agreement.

RELATED PARTY TRANSACTIONS

Pursuant to our audit committee charter that will become effective upon completion of this offering, all transactions or arrangements with related parties, including directors, executive officers, beneficial owners of 5% or more of our voting securities and their respective affiliates, associates and related parties, will require the prior review and approval of our audit committee, regardless of the dollar amount involved in such transactions or arrangements.

Restructuring

Share Repurchase and Share Split of JinkoSolar

On August 3, 2007, Greencastle was incorporated under the laws of the Cayman Islands. On December 4, 2007, Wholly Globe, a British Virgin Islands company controlled by our founders, acquired all the equity interest in Greencastle. On October 17, 2008, Wholly Globe distributed all the 50,000 ordinary shares of Greencastle to three companies owned by our founders and ceased to be a shareholder of Greencastle. On October 21, 2008, Greencastle changed its name to JinkoSolar Holding Co., Ltd. On December 16, 2008, we repurchased a total of 49,997 ordinary shares from the three companies, with each company holding one remaining ordinary share and reduced our share capital from US$50,000 before the repurchase to US$10,000. Subsequently, we subdivided our share capital into 10,000,000 shares consisting of 9,743,668 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result, each share held by each of the three companies owned by our founders was subdivided into 1,000 ordinary shares at par value of US$0.001 per share. References to numbers of shares, price per share, earnings per share and par value per share in this paragraph have not been adjusted to give effect to the 2009 Share Split discussed below.

On September 15, 2009, we effected the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

Share Split of Paker

On November 10, 2006, Paker was incorporated under the laws of Hong Kong. On May 30, 2008, Paker increased its authorized number of shares by effecting a share split of 1 for 1,000 shares for its ordinary shares. As a result, the total outstanding number of shares increased to 400,000 from 400. On the same day, Paker effected a share split in the form of a stock dividend of 600,000 ordinary shares at par value of HK$0.001 to Xiande Li, Kangping Chen and Xianhua Li on a pro rata basis. Immediately after completion of the share split, Paker’s authorized number of shares increased to 10,000,000 shares with par value of HK$0.001 per share, with an aggregate of 1,000,000 outstanding ordinary shares.

Share Exchange

On December 11, 2008, we entered into a Share Subscription Agreement with Paker, Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan, Flagship, Everbest, SCGC, CIVC, Pitango, TDR and New Goldensea, pursuant to which, all the shareholders of Paker exchanged the shares they held in Paker for the shares of JinkoSolar of the same classes, and as a result, Paker became our wholly-owned subsidiary.

See “Our Corporate History and Structure—Offshore Reorganization.”

Shareholders Agreement

In connection with our offshore reorganization, we entered into a shareholders agreement dated December 16, 2008, with, among others, Xiande Li, Kangping Chen, Xianhua Li, Flagship and SCGC, or the Shareholders Agreement. The Shareholders Agreement was amended on September 15, 2009. See “Description of Share Capital—History of Share Issuance and Other Financings.” The key terms of the Shareholders Agreement as amended are set forth below:

Preemptive Rights

If we decide to issue new securities to any person other than our ordinary shareholders, we must deliver a notice to holders of both series A and series B redeemable convertible preferred shares, who have the right to subscribe up to their pro rata shares of the new securities at the price and on the terms specified in the notice by providing us with a notice within 30 days after receipt of the notice of such issuance of the new securities. The preemptive rights of the holders of both series A and series B redeemable convertible preferred shares will be terminated upon the completion of this offering.

Registration Rights

We have granted registration rights to the holders of our series A and series B redeemable convertible preferred shares and to Wealth Plan in connection with the ordinary shares it holds. For a detailed description of the registration rights, see “Description of Share Capital—Registration Rights.” These registration rights will remain in effect after completion of this offering.

Indemnification

We will indemnify and hold harmless each holder of our registrable securities, or securities holder, against any losses, claims, damages or liabilities arising out of untrue statements or omissions of material facts, or any other violations of applicable securities laws by us, as long as such untrue statement, omissions, or violations do not occur in reliance upon written information furnished by any securities holder for use in connection with the registration, under which circumstances, such securities holder will indemnify us and hold us harmless against any losses, claims, damages or liabilities arising out of the untrue statement, omissions, or violations.

Appointment of Directors

We and our existing shareholders have agreed to take all steps necessary to maintain, in the board of directors, three directors appointed by Xiande Li, Kangping Chen and Xianhua Li, one director appointed by Flagship and one director appointed by the holders of our series B redeemable convertible preferred shares until expiry of the lock-up period provided in the underwriting agreement.

Transactions with Certain Directors, Shareholders and Affiliates

Transactions with Jiangxi Desun

Acquisition of Equity Interest and Share Pledge

In June 2006, Jiangxi Desun was established by Min Liang, Xiande Li and Xiafang Chen with a registered capital of RMB8 million. In January 2007, Min Liang and Xiafang Chen, who are immediate family members of Kangping Chen and Xiande Li, transferred the equity interest they held in Jiangxi Desun to Kangping Chen and Xiande Li, respectively. Given that the transfer was made between immediate family members, there was no change in the ownership of Jiangxi Desun as a result of this transfer. In January 2007, Xianhua Li, brother of Xiande Li, subscribed for the newly issued capital of Jiangxi Desun, and at the same time, Xiande Li and Kangping Chen made additional capital contributions to Jiangxi Desun, thereby increasing the registered capital of Jiangxi Desun to

RMB20 million. As a result, Xiande Li, Kangping Chen and Xianhua Li became the only three shareholders of Jiangxi Desun, holding 50%, 30% and 20%, respectively, of the equity interest of Jiangxi Desun. In connection with our 2007 Restructuring, Paker subscribed for the newly issued equity interest in Jiangxi Desun at a total consideration of HK$10 million and became a holder of a 34.9% equity interest in Jiangxi Desun on February 28, 2007. After the subscription of the equity interest by Paker, Xiande Li, Kangping Chen, Xianhua Li and Paker held 32.6%, 19.5%, 13.0% and 34.9% of the equity interest in Jiangxi Desun. In May 2007, Paker, Xiande Li, Kangping Chen and Xianhua Li made additional capital contributions in the amount of HK$5 million, HK$10.1 million, HK$6.1 million and HK$4.1 million, respectively, to Jiangxi Desun and changed their equity interest holding percentages in Jiangxi Desun to 27.0%, 36.5%, 21.9% and 14.6%, respectively. In August 2007, Paker, Xiande Li, Kangping Chen and Xianhua Li made additional capital contributions in the amount of HK$7.5 million, HK$10.1 million, HK$6.1 million and HK$4.1 million, respectively, to Jiangxi Desun on a pro rata basis.

On February 27, 2007, Paker, Xiande Li, Kangping Chen and Xianhua Li entered into a share pledge agreement, or the share pledge agreement, pursuant to which Xiande Li, Kangping Chen and Xianhua Li pledged their equity interest in Jiangxi Desun to Paker and waived all their voting rights and other beneficial rights in Jiangxi Desun. As a result of such share pledge agreement, Paker obtained 100% of the voting control over and economic interest in Jiangxi Desun, while Xiande Li, Kangping Chen and Xianhua Li continued to retain the ownership of the equity interest of Jiangxi Desun.

On July 25, 2008, Paker, Xiande Li, Kangping Chen and Xianhua Li entered into a share pledge termination agreement, pursuant to which the parties terminated the share pledge agreement. In December 2008, Jiangxi Desun distributed after-tax profit in an amount of RMB57.8 million to Paker under the terms of the share pledge agreement.

As part of our 2008 Restructuring, on July 28, 2008, Paker sold all the equity interest it held in Jiangxi Desun to a third party. As the result of the 2008 Restructuring, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li each holds more than 10%, and collectively hold an aggregate of 73%, of the equity interest in Jiangxi Desun.

Equipment Purchase and Plant Leasing

As part of our 2008 Restructuring, in February 2008, Jiangxi Jinko acquired office equipment at approximately RMB430.0 thousand in cash from Jiangxi Desun.

In addition, on January 1, 2008, Jiangxi Jinko entered into a plant leasing agreement with Jiangxi Desun, pursuant to which Jiangxi Jinko leased plants with an aggregate gross floor area of approximately 15,282 square meters from Jiangxi Desun. The annual rent under this leasing agreement is RMB1,100,304 and the lease term is ten years.

Guarantees

Historically, Jiangxi Jinko and Jiangxi Desun provided guarantees for each other’s loan repayment obligations. On April 3, 2008, in connection with a loan agreement between Jiangxi Desun and Industrial Bank Co., Ltd., Nanchang Branch, or Nanchang Industrial Bank, for a short-term loan in the principal amount of RMB11.0 million, Jiangxi Jinko entered into a guarantee agreement with Nanchang Industrial Bank, pursuant to which Jiangxi Jinko guaranteed Jiangxi Desun’s obligations to repay the loan on March 28, 2009.

On July 15, 2008, in connection with a loan agreement between Jiangxi Jinko and Nanchang Industrial Bank for a short-term loan in the principal amount of RMB10.0 million, Jiangxi Desun entered into a guarantee agreement with Nanchang Industrial Bank, pursuant to which Jiangxi Desun provided a guarantee for Jiangxi Jinko’s obligations to repay the loan on July 3, 2009.

These two loans were duly repaid on February 6, 2009 by Jiangxi Jinko and Jiangxi Desun respectively, whereupon the two corresponding guarantee agreements ceased to be effective.

On May 21, 2009, Jiangxi Desun entered into a guarantee agreement with China Merchants Bank, Nanchang Zhan Qian Xi Lu sub-branch, or Zhan Qian Xi Lu China Merchants Bank, pursuant to which Jiangxi Desun has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Zhan Qian Xi Lu China Merchants Bank of up to RMB20 million under the credit line agreement between Jiangxi Jinko and Zhan Qian Xi Lu China Merchants Bank dated May 21, 2009. As of September 30, 2009, the principal outstanding amount under the credit line, and subject to the guarantee, was RMB20.0 million (US$2.9 million).

Mortgage

On May 14, 2009, in connection with a loan agreement between Jiangxi Jinko and Shangrao Bank of China, for a short-term loan in the principal amount of RMB17 million, Jiangxi Desun entered into a mortgage contract with Shangrao Bank of China, pursuant to which Jiangxi Desun secured Jiangxi Jinko’s obligations to repay the loan with its assets.

See “Our Corporate History and Structure—Our Domestic Restructuring” for details regarding acquisition of equity interest, share pledge, equity purchase and plant leasing described above.

Transactions with ReneSola Ltd.

Since our inception in June 2006, we have sold recovered silicon materials to Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, a subsidiary of ReneSola, a company controlled by Xianshou Li, brother of Xiande Li and Xianhua Li. For the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, we sold RMB113.9 million, RMB379.0 million and RMB584.0 million, respectively, of recovered silicon materials to Zhejiang Yuhui.

In July 2007, Jiangxi Desun entered into a supply contract with Zhejiang Yuhui, pursuant to which Jiangxi Desun agreed to supply Zhejiang Yuhui with 240 metric tons of recovered silicon materials in 2008, with the price subject to renegotiation if the change in the market prices exceeds the benchmark provided in the supply contract. In May 2008, Jiangxi Jinko entered into an assignment agreement with Zhejiang Yuhui and Jiangxi Desun, under which Jiangxi Desun transferred all its rights and obligations under the supply contract with Zhejiang Yuhui to Jiangxi Jinko.

In 2008, we sold RMB45 million of monocrystalline ingots to Zhejiang Yuhui.

In 2007 and 2008, we provided processing services to Zhejiang Yuhui, with service fees of RMB2.4 million and RMB2.9 million, respectively.

For the nine months ended September 30, 2009, we sold RMB28.0 million (US$4.1 million) of recovered silicon materials and provided processing services of RMB0.3 million (US$0.04 million) to Zhejiang Yuhui.

We received an aggregate of approximately RMB182.9 million, RMB487.6 million and RMB465.8 million of prepayments from Zhejiang Yuhui under our supply contracts with Zhejiang Yuhui in 2006, 2007 and 2008, respectively. Advances from Zhejiang Yuhui amounted to RMB49.8 million, RMB92.4 million and nil as of December 31, 2006, 2007 and 2008, respectively.

In addition, we purchased RMB26.3 million of multicrystalline wafers from Zhejiang Yuhui in order to fulfill our obligations under existing sales contracts in 2008.

As of December 31, 2008, our accounts receivable due from Zhejiang Yuhui amounted to RMB69.1 million.

As of September 30, 2009, our accounts receivable due from Zhejiang Yuhui amounted to RMB100.4 thousand (US$14.7 thousand).

These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties. As of September 30, 2009, we did not have any outstanding sales contracts with ReneSola or its subsidiaries.

Transactions with Zhejiang Yuhuan Solar Energy Source Co. Ltd.

In September 2007, we entered into a short-term loan agreement with Zhejiang Yuhuan Solar Energy Source Co. Ltd, or Yuhuan Solar, a PRC company controlled by Mr. Xianshou Li, brother of Xiande Li and Xianhua Li, pursuant to which we provided a RMB17.0 million short-term loan to Yuhuan Solar. The loan was due in September 2008. The loan was interest-free, unsecured and payable on demand. The loan was repaid by ReneSola in August 2008.

Transaction with Global Trade International Industrial Limited

In 2007, we purchased RMB22.2 million of raw materials from Global Trade, a Hong Kong company owned by Xiafang Chen, a sister of Kangping Chen and the wife of Xiande Li in 2007. Xiafang Chen disposed her equity interest in Global Trade in December 2007 and was no longer a shareholder of Global Trade.

Cash Advances, Loans and Guarantees

As of December 31, 2006, 2007 and 2008 and September 30, 2009, amounts due from related parties were RMB5.9 million, RMB17.1 million, RMB69.1 million and RMB293.2 thousand (US$43.0 thousand), respectively.

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As of December 31, 2006, amounts due from related parties included cash advances of RMB3.0 million, RMB2.8 million, and RMB0.1 million to Kangping Chen, Huanwen Zhou and Shuhua Zhou, respectively. Huanwen Zhou and Shuhua Zhou are former shareholders of Yangfan. The advances, which were used to meet their respective temporary liquidity needs, were unsecured, interest free and had no fixed repayment term, and were fully repaid in 2007.

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As of December 31, 2007, amounts due from related parties included cash advances of RMB20.0 thousand, RMB57.5 thousand and RMB0.5 thousand to Huanwen Zhou, Min Yang and Xuejiao Chen, respectively. Xuejiao Chen is the sole owner of Tiansheng since November 27, 2007. The advances were traveling advances and were unsecured, interest free and had no fixed repayment term and were fully repaid by September 2008.

•	As of December 31, 2008, we had an amount due from Zhejiang Yuhui of RMB69.1 million under our supply contract with Zhejiang Yuhui. This amount due from Zhejiang Yuhui was unsecured and interest free.

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As of September 30, 2009, we had an amount due from Zhejiang Yuhui of RMB100.4 thousand (US$14.7 thousand) under our supply contract with Zhejiang Yuhui. This amount due from Zhejiang Yuhui was unsecured and interest free. In addition, we also had balance due from our founders of RMB192.8 thousand as of September 30, 2009 which was advances to our founders for travel expenses.

As of December 31, 2006, 2007, 2008 and September 30, 2009, amounts due to related parties were approximately RMB60.9 million, RMB164.7 million, nil and nil, respectively.

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As of December 31, 2006, amounts due to related parties included an interest free loan of RMB10.1 million to Jiangxi Desun from Kangping Chen, which was subsequently transferred as capital contribution to Jiangxi Desun, and the balances of payments made by Kangping Chen, Xiande Li and Xianhua Li on behalf of us to support our daily operation, which amounted to RMB0.1 million, RMB0.7 million and RMB0.2 million, respectively. These balances of payments were unsecured, interest free and have been fully repaid.

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As of December 31, 2007, amounts due to related parties included loans of RMB7.5 million, RMB3.0 million and RMB150 thousand from Kangping Chen, Xianhua Li and Huanwen Zhou, respectively. These loans, which were used to satisfy our short-term working capital needs, were unsecured, interest free and had no fixed repayment term and have been fully repaid. Amounts due to related parties as of December 31, 2007 also included long-term payables of RMB30.8 million, RMB18.5 million and RMB12.3 million to Xiande Li, Kangping Chen, Xianhua Li, respectively. These long-term payables represented equity investment in Jiangxi Desun by the shareholders.

Each of Xiande Li, Kangping Chen and Xianhua Li entered into a guarantee agreement with Shangrao Bank of China, in February and March 2009 pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jingko’s repayment obligation to Shangrao Bank of China of up to RMB400 million during the period from December 25, 2008 to December 25, 2012. As of September 30, 2009, the principal amount outstanding, and subject to the guarantee, was RMB215.0 million (US$31.5 million).

Each of Xiande Li, Kangping Chen and Xianhua Li entered into a guarantee agreement with Zhan Qian Xi Lu China Merchants Bank on May 21, 2009, pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Zhan Qian Xi Lu China Merchants Bank of up to RMB20 million under the credit line agreement between Jiangxi Jinko and Zhan Qian Xi Lu China Merchants Bank dated May 21, 2009. As of September 30, 2009, the principal outstanding amount under the credit line and subject to the guarantee was RMB20 million (US$2.9 million).

Each of Xiande Li, Kangping Chen and Xianhua Li issued an individual unlimited liability guarantee letter to Shangrao Bank of China in December 2008, pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Shangrao Bank of China of up to RMB100 million under a credit line agreement between Jiangxi Jinko and Shangrao Bank of China dated December 25, 2008. As of September 30, 2009, the principal outstanding amount under this credit line agreement and subject to the guarantee was RMB42.0 million (US$6.2 million).

Each of Xiande Li, Kangping Chen and Xianhua Li will guarantee in full Jiangxi Jinko’s repayment obligation to Jiangxi Heji Investment Co., Ltd. under the loan agreement between Jiangxi Heji Investment Co., Ltd. and Jiangxi Jinko dated June 13, 2009 in relation to a three-year loan in the principal amount of RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the Entrusted Loan Agreements with Agricultural Bank of China. In connection with the Entrusted Loan Agreements, our founders have entered into a maximum guarantee agreement with Agricultural Bank of China, pursuant to which our founders have agreed to guarantee Jiangxi Jinko’s obligation to repay loans issued by Agricultural Bank of China to Jiangxi Jinko from June 8, 2009 to June 7, 2012 of up to RMB50.0 million.

On June 28, 2009, Jiangxi Jinko and Haining Asset Management Co., Ltd., or Haining Asset, entered into a share pledge agreement, pursuant to which Jiangxi Jinko pledged its equity interest in Zhejiang Jinko to Haining Asset to guarantee Zhejiang Jinko’s repayment obligations under a loan agreement with Bank of China, Haining Branch, or Haining Bank of China with the principal amount of RMB50 million, which is guaranteed by Haining Asset. As of September 30, 2009, the principal amount outstanding under the loan agreement and subject to the guarantee of Haining Asset was RMB40.0 million (US$5.9 million). As of the date of this prospectus, the loan subject to the guarantee has been fully repaid and the share pledge agreement has been terminated.

On October 13, 2009, Xiande Li entered into a guarantee agreement with Haining Bank of China, pursuant to which Xiande Li has agreed to guarantee Zhejiang Jinko’s repayment obligation to Haining Bank of China of up to RMB50 million under a credit line agreement between Zhejiang Jinko and Haining Bank of China and other financing or credit arrangements between Zhejiang Jinko and Haining Bank of China during the period from October 13, 2009 to October 12, 2010.

Share Incentives

See “Management—Share Incentive Plan”.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers is employed for three years after this offering unless they are terminated for cause by either party. We may terminate a senior executive officer’s employment for cause at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If a senior executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses.

We have also entered into indemnification agreements with all of our directors, under which we agree to indemnify our directors for certain losses arising from actions taken in their capacities as our directors if certain conditions specified in the indemnification agreements are satisfied.

See also “Management—Employment Agreements” for details regarding employment agreements with our directors.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy and their on-grid application. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects.

In January 2006, China’s National Development and Reform Commission promulgated an implementation directive for the renewable energy power generation industry. This directive sets forth specific measures for setting the price of electricity generated by solar and other renewable power generation systems and in sharing the costs incurred. The directive also allocates administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulates the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the renewable energy law.

On January 23, 2007, China’s National Development and Reform Commission, Ministry of Science and Technology, Ministry of Commerce, State Intellectual Property Office promulgated the Guidelines of Prioritized Hi-tech Industrialization Areas in 2007, in which solar power industry ranked prominently.

On August 31, 2007, China’s National Development and Reform Commission promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of PRC government commitment to renewable energy is also stipulated in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by China’s National Development and Reform Commission in March 2008.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in various townships. In addition, China’s State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources. Additionally, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of Solar Power Facilities to buildings for energy-efficiency purposes.

On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, which provide that the Ministry of Finance will arrange special funds to support the application of renewable energy in building construction in order to enhance building energy efficiency, protect the ecological environment and reduce the consumption of fossil energy. Under these measures, application of solar energy in hot water supply, refrigeration and heating, photovoltaic technology and lighting which are integrated into building construction is a major field supported by such special funds.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the subsidy, which is set at RMB20 per kWp for 2009, covers solar photovoltaic technology integrated into building construction. The Interim Measures do not apply to the projects completed before March 23, 2009, the promulgation date of the Interim Measures.

On July 16, 2009, China’s Ministry of Finance, Ministry of Science and Technology and Resource Bureau of the National Development and Reform Commission jointly published an announcement containing the guidelines for the “Golden Sun” demonstration program. Under the program, the PRC government will provide up to 20 MW of PV projects per province with a 50% - 70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems, with the aim to industrialize and expand the scale of China’s solar power industry. The program further provides that each PV project must have a minimum capacity of 300 kWp and be completed within one year with an operation term of not less than 20 years.

On September 26, 2009, the PRC State Council approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded the demand and adopted the policy of imposing more stringent requirements on the construction of new projects for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar product manufacturers to extend their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business or our silicon wafer, solar cell and solar module capacity expansion plans.

Environmental Regulations

We believe our solar power product manufacturing processes generate material levels of noise, waste water, gaseous emissions and other industrial wastes in the course of our business operations. We are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. See “Risk Factors—Risks Related to Our Business and Our Industry—Compliance with environmental and safe production regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2007 and become effective on December 1, 2007, the solar power business is classified as an “encouraged foreign investment industry.”

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% of taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign-invested enterprises. For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with an operation period of no less than ten years would be eligible for an enterprise income tax exemption of two years followed by a three-year 50% reduction in its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature passed the new Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new Enterprise Income Tax Law. However, a number of detailed implementation regulations are still in the process of promulgation.

The new Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends out of post-2007 earnings paid by a foreign-invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between China and the jurisdiction where the non-resident shareholder resides. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the implementation rules of the new Enterprise Income Tax Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the new Enterprise Income Tax Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within China, and the enterprise in which their shares invested is considered a “tax resident enterprise” in China. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The EIT Law provides a five-year grandfathering period, starting from its effective date, for those enterprises established before the promulgation date of the EIT Law and which that were entitled to enjoy preferential tax policies under then prevailing former Income Tax Law or regulations.

However, subject to the Circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular.

While many former preferential tax treatments became null and void after the effectiveness of the EIT Law, according to relevant requirements defined in the Implementation Rules of PRC Income Tax Law and other relevant regulations, enterprises may continue to enjoy a preferential tax rate of 15% if they qualify as “high and new technology enterprises specially supported by the PRC government”.

Subject to the recently promulgated circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with the Implementation Circular. With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko is included in the scope of those grandfathered by the Implementation Circular. Therefore, from January 1, 2008, Jiangxi Jinko has been exempted from income tax till December 31, 2009 and will be subject to a preferential tax rate of 12.5% for three years afterwards.

Pursuant to the PRC Individual Income Tax Law, or the Individual Income Tax Law, adopted on December 29, 2007, individuals who are domiciled in China or who are not domiciled but have resided in China for at least one year shall pay individual income taxes in accordance with the Law on income derived from sources in and outside China. For those individuals who are neither domiciled in nor residents of China, or who are not domiciled and reside for less than one year in China, shall pay individual income taxes in accordance with this Law on income derived from sources within the PRC.

Pursuant to the Provisional Regulation and its Implementing Rules, all entities and individuals that were engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. When exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for fixed assets used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the PRC State Administration of Foreign Exchange, or SAFE.

Under the Exchange Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies at those financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the Ministry of Commerce, the State Reform and Development Commission and registration within SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. Foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Return Investment Activities

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them.

The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. According to the Exchange Rules further amended in August 2008 Chinese residents are allowed to reserve foreign exchange income outside China. However, it is still subject to the further interpretations by SAFE with respect to the terms and conditions for such reservation. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

Regulations of Merger and Acquisition and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or Circular 10, which became effective on September 8, 2006.

Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

Our founders and Paker obtained the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, for the acquisition and the share pledge in the 2007 Restructuring, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both Paker and Jiangxi Desun at the time of the 2007 Restructuring, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central governmental level.

To remedy this past non-compliance with Circular 10 in connection with the 2007 Restructuring, we undertook the 2008 Restructuring. Furthermore, on November 11, 2008, Jiangxi MOFCOM confirmed in its written reply to us that there had been no modification to the former approvals for the 2007 acquisition and pledge and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we could continue to rely on those approvals for further transactions. Our PRC counsel, Chen & Co. Law Firm, has advised us that, based on their understanding of current PRC laws and regulations and the confirmation in Jiangxi MOFCOM’s written reply, and because Paker has transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited and has terminated the share pledge and has duly completed all relevant approval and registration procedures for such transfer and termination, the possibility of the approval relating to the 2007 acquisition and pledge being revoked is remote and our corporate structure currently complies in all aspects with Circular 10.

As part of our 2008 Restructuring, Jiangxi Jinko and Jiangxi Desun entered into certain transactions, or the 2008 Restructuring Transactions. Our PRC counsel, Chen & Co. Law Firm, has further advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that Circular 10, which governs the merger with or acquisition of shares or assets of PRC domestic enterprises by foreign investors for the purpose of establishing foreign-invested enterprises, does not apply to the 2008 Restructuring Transactions because we believe the 2008 Restructuring Transactions, as a whole, were not a merger with or acquisition of Jiangxi Desun’s shares or assets.

Circular 10 also requires that an offshore special purpose vehicle, or SPV, which is controlled by PRC residents for the purpose of listing its rights and interests in a PRC domestic company on an overseas securities exchange through the listing of the SPV’s shares, obtain approval from the CSRC prior to publicly listing it securities on such overseas securities exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials that must be submitted by SPVs seeking CSRC approval of their overseas listings.

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that CSRC approval is not required for our initial public offering or the listing of our ADSs on the NYSE because:

•

the CSRC approval requirement under the Circular 10 only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies, or the SPV-domestic company share swap, and there has not been any SPV-domestic company share swap in our corporate history; and

•

Paker’s interest in Jiangxi Jinko was obtained by means of green field investment, or the incorporation of Jiangxi Jinko, rather than through the acquisition of shares or assets of an existing PRC domestic enterprise.

However, the application of Circular 10 with respect to mergers and acquisitions and overseas listings of SPVs remains unclear, with no further governmental explanations regarding the requirements of MOFCOM approval and the scope of the CSRC approval requirement. See “Risk

Factors—Risks Related to Doing Business in China—If we were required to obtain the prior approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008, our failure to do so could have a material adverse effect on our business, operating results and trading price of our ADSs” and “Risk Factors—Risks Related to Doing Business in China—If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for or in connection with this offering and the listing of our ADSs on the NYSE, our failure to do so could cause the offering to be delayed or cancelled.”

DESCRIPTION OF SHARE CAPITAL

Introduction

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

As of the date of this prospectus, our authorized share capital consists of 487,183,400 ordinary shares, par value of US$0.00002 each, 5,375,150 series A redeemable convertible preferred shares, par value of US$0.00002 each and 7,441,450 series B redeemable convertible preferred shares, par value of US$0.00002 each. As of the date of this prospectus, an aggregate of 50,731,450 ordinary shares, 5,375,150 series A redeemable convertible preferred shares and 7,441,450 series B redeemable convertible preferred shares were issued and outstanding. All of our issued and outstanding series A redeemable convertible preferred shares will automatically convert into ordinary shares at a conversion rate of one series A redeemable convertible preferred share to one ordinary share upon closing of this offering. All of our issued and outstanding series B redeemable convertible preferred shares will automatically convert into ordinary shares at a conversion rate of one series B redeemable convertible preferred share to approximately 1.0054 ordinary shares upon closing of this offering.

We have granted certain of our directors, officers and employees options to purchase a total of 3,024,750 ordinary shares at an exercise price of US$3.13 per share.

Upon completion of this offering, our third amended and restated memorandum and articles of association will become effective, our authorized share capital will consist of 500,000,000 ordinary shares with a par value of US$0.00002 each and there will be 84,783,850 ordinary shares issued and outstanding. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the forms of our third amended and restated memorandum and articles of association, which will be filed as exhibits to our registration statement on Form F-1. For information on how to obtain copies of our third amended and restated memorandum and articles of association, see “Where You Can Find Additional Information.”

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Meetings

Subject to our third amended and restated articles of association, an annual general meeting and any extraordinary general meeting may be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all our shareholders other than to such shareholders as, under the provisions of our third amended and restated articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our directors and auditors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all our shareholders entitled to attend and vote at the meeting; or (ii) in the case of any other meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business.

Two of our members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third in the nominal value of the total issued shares in our company throughout the meeting shall form a quorum and a corporation being a shareholder shall be deemed for the purpose of our third amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every ordinary shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each ordinary share of which such shareholder is the holder.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative votes of no less than two thirds of the votes cast at a meeting of our shareholders. See “—Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)).

Protection of Minorities

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our third amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our third amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair upon any asset and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholders shall be compelled to accept any asset upon which there is a liability. If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. If we shall be wound up, and the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below), alterations to our third amended and restated memorandum and articles of association may only be made by special resolution of no less than two thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution of no less than two thirds of votes cast at a meeting of our shareholders of that class.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Designations and Classes of Shares

Upon the closing of this offering, all of our issued shares will be ordinary shares. Our third amended and restated articles of association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to redesignate from time to time authorized and unissued ordinary shares as other classes or series of shares, to authorize from time to time the issuance of one or more series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, and to increase or decrease the size of any such class or series.

Transfer of Shares

Subject to the restrictions of our third amended and restated articles of association, any of our shareholder may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form as prescribed by the Designated Stock Exchange or in any other form which the directors may approve. Our directors may, in their absolute discretion and without assigning any reason therefore, decline to register any transfer of any share (not being a fully paid up share). Our directors may also decline to recognize any instrument of transfer unless:

(a)	the instrument of transfer is lodged with us accompanied by the certificate for the ordinary shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	a fee, if any, of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof; and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

The registration of transfers may, after compliance with any notice requirements of the Designated Stock Exchange, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Share Repurchase

We are empowered by the Companies Law and our third amended and restated articles of association to purchase our own shares. Our directors may only exercise this power on our behalf, subject to the Companies Law, our third amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NYSE or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and our third amended and restated articles of association, we in general meeting or our board of directors may from time to time declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. Dividend may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to our directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of any one particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of our shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited and shall revert to us.

Our board of directors may, or we in general meeting direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of us or any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any share of a shareholder who is untraceable, provided that:

(i)	all cheques or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and the expiry of three months (or such shorter period as may be permitted by the Designated Stock Exchange) since the date of the advertisement;

(ii)	we have not during that time received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(iii)	we have caused an advertisement to be published in newspapers in the manner stipulated by our third amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Board of Directors

General

We are managed by a board of directors which currently consists of seven members. Our third amended and restated articles of association provide that the board of directors shall consist of not less than two and not more than seven directors.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our third amended and restated articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our third amended and restated articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or a vacancy created by the removal of a director, but so that the total number of directors (exclusive of alternate directors) must not at any time exceed the maximum number fixed in our third amended and restated articles of association. We and our existing shareholders have agreed to take all steps necessary to maintain three directors appointed by Xiande Li, Kangping Chen and Xianhua Li, one director appointed by Flagship and one director appointed by the holders of our series B redeemable convertible shares on our board of directors until expiry of the lock-up period provided in the underwriting agreement.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened by the secretary on the request of a director or by any director.

A meeting of our board of directors will be competent to make lawful and binding decisions if at least two directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by written consent.

The remuneration to be paid to the directors shall be such remuneration as our board of directors may from time to time determine. Under our third amended and restated articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in, attending meetings of the directors, or any committee of the directors, or general meetings of our company, or otherwise in connection with the discharge of his duties as director.

Differences in Corporate Law

The Companies Law is modeled after similar law in England but does not necessarily always follow recent changes in English law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

We are an exempted company with limited liability under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on our shares.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

(i)	Schemes of Arrangement

The Companies Law contains statutory provisions that facilitate the reconstruction and amalgamation of companies provided that the scheme of arrangement is approved by:

•	a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and

•	who must in addition, represent at least three-fourths in value of each such class of shareholders and creditors, as the case may be,

that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court its view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority” under Cayman Islands law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is so approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of corporations incorporated under jurisdictions of the United States, providing rights to receive payment in cash for the judicially determined value of the shares.

(ii)	Mergers and Consolidations

Previously, Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, pursuant to the Companies (Amendment) Law, 2009 that came into force on May 11, 2009, in addition to the existing schemes of arrangements described above, it introduced a new mechanism for mergers and consolidations between Cayman Islands companies and between Cayman companies and foreign companies.

The procedure to effect a merger or consolidation is as follows:

•	the directors of each constituent company must approve a written plan of merger or consolidation, or the Plan;

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the Plan must be authorized by each constituent company by (a) a shareholder resolution by majority in number representing 75% in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. A proposed merger between a Cayman parent company and its Cayman subsidiary or subsidiaries will not require authorization by shareholder resolution;

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the consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation is required unless the court (upon the application of the constituent company that has issued the security) waives the requirement for consent;

•	the Plan must be signed by a director on behalf of each constituent company and filed with the registrar of companies together with the required supporting documents;

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a certificate of merger or consolidation is issued by the registrar of companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation. All rights and property of each of the constituent companies will then vest in the surviving or consolidated company which will also be liable for all debts, contracts, obligations and liabilities of each constituent company. Similarly, any existing claims, proceedings or rulings of each constituent company will automatically be continued against the surviving or consolidated company; and

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provision is made for a dissenting shareholder of a Cayman constituent company to be entitled to payment of the fair value of his shares upon dissenting to the merger or consolidation. Where the parties cannot agree on the price to be paid to the dissenting shareholder, either party may file a petition to the court to determine fair value of the shares. These rights are not available where an open market exists on a recognized stock exchange for the shares of the class held by the dissenting shareholder.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would likely be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or beyond its power;

•	the act complained of, although not beyond the power of the company, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association, which will become effective upon the completion of this offering, permit indemnification of officers, directors and auditors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers or auditors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Third Amended and Restated Memorandum and Articles of Association

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals. We plan to adopt the third amended and restated memorandum and articles of association to become effective upon the completion of this offering, which provides for, among others, a staggered board, blank check preferred stock and provisions that restrict the rights of shareholders to call shareholders’ meetings and eliminate their right to act by written consent.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The articles of association of our company contain provisions that eliminate the right of shareholders to act by written consent.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our third amended and restated articles of association only allow a majority of our board of directors or the chairman of our board of directors to call an extraordinary shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our third amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors are not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under Cayman Islands law which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of a Company, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed, by way of ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

A Cayman company may enter into some business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the board of directors but without prior approval from the shareholders.

Sale of Assets

Contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company’s assets.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated articles of association provides that, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Share Issuances and Other Financings

The following is a summary of our securities issuances during the past three years.

In December 2007, we issued 50,000 ordinary shares at par value US$1.00 per share to Wholly Globe, which constituted all our then outstanding share capital. Brilliant, a company incorporated in the British Virgin Islands and wholly-owned by Xiande Li, held 50% equity interest in Wholly Globe; Yale Pride Limited, or Yale Pride, a company incorporated in the British Virgin Islands and wholly owned by Kangping Chen, held 30% equity interest in Wholly Globe; and Peaky Investments Limited, or Peaky, a company incorporated in the British Virgin Islands and wholly owned by Xianhua Li, held 20% equity interest in Wholly Globe.

On October 17, 2008, Wholly Globe distributed 25,000, 15,000 and 10,000 of ordinary shares to Brilliant, Yale Pride and Peaky, respectively. We subsequently repurchased 24,999, 14,999 and 9,999 ordinary shares from Brilliant, Yale Pride and Peaky and reduced our authorized capital from US$50,000 to US$10,000. After the repurchase, we subdivided and reclassified our share capital into 10,000,000 shares, consisting of 9,743,688 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result of such subdivision, each ordinary share held by Brilliant, Yale Pride and Peaky was subdivided into 1,000 ordinary shares at par value of US$0.001 per share. References to numbers of shares, price per share, earnings per share and par value per share in this paragraph have not been adjusted to give effect to the 2009 Share Split.

Share Exchange

On December 16, 2008, we undertook a share exchange pursuant to which all the then existing shareholders of Paker exchanged their respective shares in Paker for our newly issued shares of the same class and Paker became our wholly-owned subsidiary. Consequently, shareholders of Paker immediately before the share exchange became our shareholders, holding the same number of shares and of the same classes in us (without giving effect to the 2009 Share Split) as in Paker immediately before the share exchange.

Ordinary Shares

On December 16, 2008, pursuant to the share exchange, we issued a total of 1,011,629 ordinary shares, par value US$0.001 per share (without giving effect to the 2009 Share Split) to Xiande Li, Kangping Chen and Xianhua Li and Wealth Plan, including:

(i) 499,000 ordinary shares for 200,000 ordinary shares in Paker held by Xiande Li, par value HK$0.001 per share, which were subdivided from 200 ordinary shares in Paker at original par value of HK$1.00 per share on May 30, 2008 and 300,000 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in the form of stock dividend by Paker to Xiande Li;

(ii) 299,000 ordinary shares for 120,000 ordinary shares in Paker held by Kangping Chen, par value HK$0.001 per share, which were subdivided from 120 ordinary shares in Paker at original par value of HK$1.00 per share on May 30, 2008 and 180,000 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in the form of stock dividend by Paker to Kangping Chen;

(iii) 199,000 ordinary shares for 80,000 ordinary shares in Paker held by Xianhua Li, par value HK$0.001 per share, which were subdivided from 80 ordinary shares in Paker at original par value of HK$1.00 per share on May 30, 2008 and 120,000 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in the form of stock dividend by Paker to Xianhua Li; and

(iv) 14,629 ordinary shares for 14,629 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in consideration for consultancy services by Paker to Wealth Plan.

Xiande Li, Kangping Chen and Xianhua Li subsequently contributed 499,000, 299,000 and 199,000 ordinary shares to Brilliant, Yale Pride and Peaky respectively.

Series A Redeemable Convertible Preferred Shares

On December 16, 2008, pursuant to the share exchange, we issued 67,263 and 40,240 series A redeemable convertible preferred shares (without giving effect to the 2009 Share Split) to Flagship and Everbest, respectively. The series A redeemable convertible preferred shares were issued in exchange for an equivalent number and class of shares issued by Paker on May 30, 2008 to Flagship and Everbest at US$223.005 and US$223.658 per share, respectively, for a total consideration of US$24.0 million in a private placement. The following is a summary of the material terms of the series A redeemable convertible preferred shares before the June 2009 Modification and September 2009 Modification discussed below:

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The series A redeemable convertible preferred shares are convertible into ordinary shares at any time at the option of the holders of the series A redeemable convertible preferred shares. Automatic conversion will occur based upon the then effective conversion price immediately upon the completion of a Qualified IPO or at the election of the holders of at least 67% of the then outstanding series A and series B redeemable convertible preferred shares. The initial conversion price of the series A redeemable convertible preferred shares equaled the original issue price of such shares.

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The terms of our series A redeemable convertible preferred shares include a provision that would have adjusted the applicable conversion price if our net income for 2008 had been less than RMB225 million or greater than RMB275 million. However, because our net income for 2008 fell within the specified range, no adjustment was made, and upon the completion of this offering which is expected to be a Qualified IPO, all outstanding series A redeemable convertible preferred shares will automatically be converted into ordinary shares at the ratio of one ordinary share to one series A redeemable convertible preferred share, subject to anti-dilution adjustments for any events occurring prior to the conversion into ordinary shares.

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After May 30, 2011, any holder of the then outstanding series A redeemable convertible preferred shares may require us to redeem all of the outstanding series A redeemable convertible preferred shares held by such holder for an amount equal to 150% of their original issuance price, plus all accumulated and unpaid dividends. Dividends do not accumulate or accrue unless declared.

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In the event of any liquidation event (as defined in our amended and restated articles of association) and so long as any of the series A redeemable convertible preferred shares have not been converted into ordinary shares, the holders of series A redeemable convertible preferred shares are entitled to receive, in preference to the holders of the ordinary shares, a per share amount equal to 150% of their original issue price and any declared but unpaid dividends. The holders of our series B redeemable convertible preferred shares enjoy the same liquidation rights, as set out below. After such payment has been made to holders of the series A and series B redeemable convertible preferred shares, any remaining assets will be distributed pro rata to the holders of ordinary shares and the series A and series B redeemable convertible preferred shares on an as-converted basis.

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The series A redeemable convertible preferred shares rank pari passu with the series B redeemable convertible preferred shares in terms of rights to receive dividends and distributions, and are entitled to dividends, in preference to any dividend on the ordinary shares or any other class or series of shares, at the rate of 10% per annum of their original issue price, when and as declared by our board of directors. No dividend, whether in cash, in property, in our shares or otherwise, may be paid on any other class or series of our shares unless and until the dividend aforesaid is first paid in full on the series A and series B redeemable convertible preferred shares. Except for the dividend rights set forth above, the series A and series B redeemable convertible preferred shares do not participate with the ordinary shares in any further dividend or distribution of earnings or profits. Dividends do not accumulate or accrue unless declared.

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The holders of series A redeemable convertible preferred shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Holders of series A redeemable convertible preferred shares are entitled to vote at any of our general meetings.

Series B Redeemable Convertible Preferred Shares

On December 16, 2008, pursuant to the share exchange, we issued a total of 148,829 series B redeemable convertible preferred shares (without giving effect to the 2009 Share Split) to SCGC, CIVC, Pitango, TDR and New Goldensea. The series B redeemable convertible preferred shares were issued in exchange for an equivalent number and class of shares issued by Paker on September 18, 2008 to SCGC, CIVC, Pitango, TDR and New Goldensea at US$236.513 per share for a total consideration of US$35.2 million in a private placement. The following is a summary of the material terms of the series B redeemable convertible preferred shares before the June 2009 Modification and September 2009 Modification discussed below:

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The series B redeemable convertible preferred shares are convertible into ordinary shares at any time at the option of the holders of the series B redeemable convertible preferred shares. Automatic conversion will occur based upon the then effective conversion price immediately upon the completion of a Qualified IPO or at the election of the holders of at least 67% of the then outstanding series A and series B redeemable convertible preferred shares. The initial conversion price of the series B redeemable convertible preferred shares equaled the original issue price of such shares.

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The terms of our series B redeemable convertible preferred shares include a provision that resulted in an adjustment to the applicable conversion price. This provision provided that if our net income for 2008 was less than RMB250 million then the conversion price would be adjusted to increase the number of ordinary shares issuable upon conversion, while if our net income for 2008 was greater than RMB250 million then the conversion price would be adjusted to decrease the number of ordinary shares issuable upon conversion, in each case according to the formula described below. Because our net income for 2008, at RMB249.1 million, fell slightly below the target of RMB250 million, an adjustment was made, such that upon the completion of this offering which is expected to be a Qualified IPO, all outstanding series B redeemable convertible preferred shares will automatically be converted into ordinary shares at the ratio of approximately 1.0054 ordinary shares to one series B redeemable convertible preferred share, subject to anti-dilution adjustments for any events occurring prior to the conversion into ordinary shares. The adjustment formula took into consideration such factors as the amount of the investment by the holders of our series B redeemable convertible preferred shares, the amount of the investment by the holders of our series A redeemable convertible preferred shares and our 2008 net income. The formula was designed to adjust the number of shares held by the holders of the series B redeemable convertible preferred shares so that the percentage of the shares held by the holders of the series B redeemable convertible preferred shares in our issued and outstanding share capital equals the ratio of (i) the amount of investment by them in us to (ii) the value of our company calculated based on our 2008 net income. Generally, the adjustment is of the effect that the larger the deficit between our actual 2008 net income (subject to certain adjustments) and the 2008 net income target, the larger the number of ordinary shares into which each series B redeemable convertible preferred share is convertible.

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Prior to the September 2009 Modification, the share subscription agreement provided that if the value of each ordinary share issuable upon conversion of the series B redeemable convertible preferred shares in connection with a Qualified IPO was less than 1.5 times the adjusted original issue price per share of series B redeemable convertible preferred shares, then the founders would be required to transfer to the holders of series B redeemable convertible preferred shares a number of ordinary shares the value of which, at the Qualified IPO price per share, when added to the value of the ordinary shares issuable upon conversion of the series B redeemable convertible preferred shares in connection with the Qualified IPO, would equal the product of (i) the number of outstanding series B redeemable convertible preferred shares prior to the Qualified IPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the series B redeemable convertible preferred shares. For example, if the value of the ordinary shares issuable upon conversion of the series B redeemable convertible preferred shares in connection with a Qualified IPO was US$5.00 per share (which is less than 1.5 times the adjusted original issue price of series B redeemable convertible preferred shares of US$7.10 per share), our founders would have been required to transfer an aggregate of 62,508 ordinary shares to holders of series B redeemable convertible preferred shares.

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After May 30, 2011, any holder of the then outstanding series B redeemable convertible preferred shares may require us to redeem all of the outstanding series B redeemable convertible preferred shares held by such holder for an amount equal to 150% of their original issuance price, plus all accumulated and unpaid dividends. Dividends do not accumulate or accrue unless declared.

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As in the case of the series A redeemable convertible preferred shares, in the event of any liquidation event (as defined in our amended and restated articles of association) and so long as any of the series B redeemable convertible preferred shares have not been converted into ordinary shares, the holders of series B redeemable convertible preferred shares are entitled to receive, in preference to the holders of the ordinary shares, a per share amount equal to 150% of their original issue price and any declared but unpaid dividends. After such payment has been made to holders of the series A and series B redeemable convertible preferred shares, any remaining assets will be distributed pro rata to the holders of ordinary shares and the series A and series B redeemable convertible preferred shares on an as-converted basis.

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The series B redeemable convertible preferred shares rank pari passu with the series A redeemable convertible preferred shares in terms of rights to receive dividends and distributions, and are entitled to dividends, in preference to any dividend on the ordinary shares or any other class or series of shares, at the rate of 10% per annum of their original issue price, when and as declared by our board of directors. No dividend, whether in cash, in property, in our shares or otherwise, may be paid on any other class or series of shares of us Company unless and until the dividend aforesaid is first paid in full on the series A and series B redeemable convertible preferred shares. Except for the dividend rights set forth above, the series A and series B redeemable convertible preferred shares do not participate with the ordinary shares in any further dividend or distribution of earnings or profits. Dividends do not accumulate or accrue unless declared.

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The holders of series B redeemable convertible preferred shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Holders of series B redeemable convertible preferred shares are entitled to vote at any of our general meetings.

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In connection with the investment of the holders of series B redeemable convertible preferred shares, Xiande Li, Kangping Chen and Xianhua Li executed a commitment letter to the holders of our series B redeemable convertible preferred shares, pursuant to which the founders are required to transfer for no further consideration, according to a formula described below, to the holders of series B redeemable convertible preferred shares additional ordinary shares if our audited consolidated financial statements for the year ending December 31, 2009 are delivered before the completion of the Qualified IPO and our net income for the year ending December 31, 2009, after certain adjustments, is less than the target net income for 2009, which prior to the June 2009 Modification was set at RMB450 million. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of our series B redeemable convertible preferred shares, the amount of the investment by the holders of our series A redeemable convertible preferred shares, our 2008 net income and our 2009 net income. The formula requires the transfer of ordinary shares by our founders to the holders of the series B redeemable convertible preferred shares so that the percentage of the shares to be held by the holders of the series B redeemable convertible preferred shares in our issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in us to (ii) the value of our company calculated based on the difference between the 2009 net income target and our actual 2009 net income (subject to certain adjustments). Generally, the larger the deficit between our actual 2009 net income (subject to certain adjustments) and the 2009 net income target, the larger the number of ordinary shares that must be transferred to the holders of the series B redeemable convertible preferred shares by the founders. For information on the accounting treatment for 2009 net income target, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Redeemable Convertible Preferred Shares.”

“Certain adjustments” means in calculating the year 2009 net income and year 2010 net income, (i) any earnings obtained through or as the result of mergers or acquisitions or any extraordinary or non-recurring earnings will not be counted and (ii) the costs and expenses incurred by us in relation to any financing conducted by us, including the Qualified IPO, listing of our ordinary shares directly or indirectly on any stock exchange and the implementation of any share incentive plan will not be deducted from our income. Our year 2009 net income will be rounded to the nearest RMB100,000. In addition, in applying the formula adjusting the share percentages based on our 2009 net income, if our year 2009 net income exceeds the target net income for 2009, it will be deemed as such target net income. “Certain adjustments” has a similar meaning when used in relation to the calculation of 2008 net income.

June 2009 Modification

On June 22, 2009, in view of changed market circumstances and in order to incentivize our founders, who are also our key employees, our founders and holders of series B redeemable convertible preferred shares reached an agreement to amend the commitment letter to reduce the net income target for 2009 from RMB450 million to RMB100 million. In return, our founders agreed to (i) transfer 76,582 ordinary shares (without giving effect to the 2009 Share Split) to the holders of series B redeemable convertible preferred shares, and (ii) add a net income target for 2010 to the commitment letter, pursuant to which our founders agreed to transfer ordinary shares to the holders of series B redeemable convertible preferred shares according to a formula for no further consideration if completion of a Qualified IPO has not occurred prior to delivery of our financial statements for the year ended December 31, 2010 and our net income for the year ended December 31, 2010, after certain adjustments which are the same as those applicable to the calculation of the 2009 net income discussed above, is less than the target net income for 2010 of RMB200 million.

Pursuant to the Shareholders Agreement and our amended and restated articles of association, the transfer of ordinary shares from our founders to the holders of series B redeemable convertible preferred shares required the approval of our shareholders holding at least 60% of the series A and series B redeemable convertible preferred shares. Our founders approached Flagship to obtain its approval of the share transfer, and in exchange for Flagship’s approval agreed on July 22, 2009 to transfer 14,031 ordinary shares (without giving effect to the 2009 Share Split) to Flagship.

The share transfer from our founders to series B redeemable convertible preferred shares and Flagship pursuant to the June 2009 Modification was completed on September 15, 2009.

See “Risk Factor—Risks related to Our Business and Our Industry—Our founders may be obligated to transfer up to 41.3% of our issued and outstanding share capital to holders of our series B redeemable convertible preferred shares for no further consideration, which may result in our founders losing control of our company.” Our founders’ obligation under the commitment letter will end when we have completed a Qualified IPO.

September 2009 Modification

The Shareholders Agreement originally specified that a Qualified IPO must, among other things, result in a total market capitalization of not less than US$750 million and raise total gross proceeds of not less than US$150 million. Our amended and restated articles of association contained the same provisions.

One of the consequences of the occurrence of a Qualified IPO is that the series A and series B redeemable convertible preferred shares are automatically converted into ordinary shares, and the restrictive provisions of the Shareholders Agreement are terminated. In view of changed market circumstances, in order to ensure that this offering is a Qualified IPO, our shareholders agreed to amend the definition of Qualified IPO to remove the thresholds of market capitalization and gross proceeds.

Accordingly, on September 15, 2009, our founders agreed with the holders of series A and series B redeemable convertible preferred shares to amend certain existing terms of the investment by the holders of series A and series B redeemable convertible preferred shares in us, including:

(i)	revision of the definition of Qualified IPO to eliminate such quantitative thresholds, such that a Qualified IPO is now defined as a fully underwritten initial public offering of our shares or ADSs with a listing on the NYSE;

(ii)	removal of the requirement for our founders to transfer certain number of ordinary shares to the holders of the series B redeemable convertible preferred shares if the value of ordinary shares issuable upon conversion of the series B redeemable convertible preferred shares in connection with a Qualified IPO is less than 1.5 times the adjusted original issue price per share of the series B redeemable convertible preferred shares; and

(iii)	an agreement that the 14,031 and 76,528 ordinary shares (in both cases, without giving effect to the 2009 Share Split) transferred to Flagship and the holders of series B redeemable convertible preferred shares, respectively, in connection with the June 2009 Modification must be returned to the founders in the event they exercise their rights to cause the redemption of their preferred shares.

As a result, we expect this offering to constitute a Qualified IPO.

Registration Rights

We have granted registration rights to the holders of our series A and series B redeemable convertible preferred shares and ordinary shares issued to Wealth Plan or their assignees pursuant to the Shareholders’ Agreement dated December 16, 2008, which replaced the amended and restated shareholders agreement entered into by Paker with its shareholders on September 18, 2008.

Demand Registration Rights

At any time that is six months after the closing of this offering, any shareholder(s) holding of record at least 20% of registrable securities then outstanding may, on three occasions only, request us to effect the registration of all or part of the registrable securities then outstanding so long as on each occasion, the anticipated aggregate offering price (net of underwriting discounts and commissions) exceeds US$5 million. Registrable securities are ordinary shares issued or issuable to the holders of our preferred shares and ordinary shares issued to Wealth Plan or their respective transferees.

Form F-3 or Form S-3 Registration Rights

At any time that is six months after the closing of this offering, if our company qualifies for registration on Form F-3 or Form S-3, any holder of registrable securities may request us to effect a registration statement on Form F-3 or Form S-3 for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public would be at least US$1 million and we are entitled to use Form F-3 or Form S-3 for such offering. Holders of registrable securities may demand a registration on Form F-3 or Form S-3 on unlimited occasions, although we are only obligated to bear expenses incurred for the first two such Form F-3 or Form S-3 registrations.

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, which may request us to register all or any part of the registrable securities then held by such holders when we register any of our equity securities in connection with public offering of such securities solely for cash.

If any of the offerings involves an underwriting, the managing underwriter or the underwriters of any such offering have certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to this offering pursuant to demand registration rights, Form F-3 or Form S-3 registration rights or “piggyback” registration rights may not be reduced to less than 25% of the registrable securities requested to be included in such offering. However, the terms do not provide for any specific damage, payment or transfer any other consideration to the holders of registrable securities in the event of non-performance to effect a registration statement.

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations, two Form F-3 or Form S-3 registrations and unlimited number of piggyback registrations, except underwriting discounts and commissions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in two ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and you as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public reference room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights in its discretion. However, if we do not furnish such evidence, the depositary may (i) sell such rights if practicable and distribute the net proceeds in the same manner, as cash to the ADR holders entitled thereto; or (ii) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or government regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do you vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will you be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries), to the depositary. It will distribute the same to the registered ADR holders.

Fees and Expenses

What fees and expenses will you be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reasons, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against ADS holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between the depositary and us.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution, or in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, or (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to receive and hold or sell distributions on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such net proceeds and other cash.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up or, combination of any ADR, the delivery of any distribution in respect thereof, the withdrawal of any deposited securities, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable charges as described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADR or ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depositary, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to the registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and you agree to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under

(ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,598,000 outstanding ADSs representing approximately 25.0% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our application to list our ADSs on the NYSE has been approved, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Each of our shareholders, directors and executive officers has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for or substantially similar to our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, our option holders have agreed with us that the ordinary shares they receive when they exercise their share options will be subject to the foregoing lock-up related to our directors, executive officers and certain of our other existing shareholders until the later of (i) the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we release earnings results or material news or a material event relating; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, then the lock-up will continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or the announcement of the material news or material event, as applicable, unless, with respect to the lock-up period applicable to us and our directors, executive officers and our other existing shareholders, such lock-up is waived by the representative.

Rule 144

Under Rule 144, a person who has beneficially owned restricted ordinary shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not one of our affiliates at the time of, or has not been one of our affiliates at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Persons who have beneficially owned restricted ordinary shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within the proceeding three months only a number of securities that does not exceed the greater of either of the following:

•

1% of the total number of ordinary shares then outstanding, which will equal 847,839 shares immediately after this offering (or 879,633 if the underwriters exercise their option to purchase additional ADSs); or

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

As of the date of this prospectus, we had granted options for an aggregate of 3,024,750 ordinary shares to our directors, officers and employees under our 2009 Long Term Incentive Plan.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Baker & McKenzie LLP, our Hong Kong counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Chen & Co. Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in connection of this offering and holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this prospectus.

Hong Kong Profits Tax

Hong Kong profits tax would only apply if the investor is carrying on a business in Hong Kong and derives a Hong Kong sourced profit from the trading of the ADSs. The profits tax rate applicable to individuals for year of assessment 2009/10 is 15%. The profits tax rate applicable to companies for year of assessment 2009/10 is 16.5%.

Trades of the ADSs executed on the New York Stock Exchange would generally be considered to be effected in the United States and therefore any profits on disposal would be considered to be non-Hong Kong sourced and hence not subject to Hong Kong tax. This general principle may not apply to the trading profits of certain investors due to the nature of their business (e.g., insurances companies) or the way their transaction is arranged (e.g., off exchange transactions).

Dividends Received on ADSs

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Capital Gains From the Sale of ADSs

There is no tax on capital gains in Hong Kong. If the investor is carrying on a business in Hong Kong and derives Hong Kong source profits from the disposal of the ADSs, the onus will be on the investor to prove that the gains are capital in nature.

Stamp Duty

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

The following is a summary of the material PRC tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in connection with this offering and holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of the PRC as in effect on the date of this prospectus.

In 2007, the PRC government promulgated the new Enterprise Income Tax Law, or the EIT Law of the PRC, and the relevant implementation regulations, both of which became effective on January 1, 2008. The EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises”. Under the implementation regulations, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. The implementation regulations of the EIT Law also provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income.

The EIT Law and the implementation regulations have only recently taken effect. Currently there are no detailed rules or precedents, which are applicable to our company or Paker, governing the procedures and specific criteria for determining “domicile”. As such, it is not clear how “domicile” will be interpreted under the EIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. A substantial majority of our management team as well as the management team of Paker are located in China. If our company and Paker are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADSs holders as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs may be regarded as China-sourced income and, consequently, be subject to PRC enterprise income tax at 10% or a lower treaty rate.

U.S. Federal Income Taxation

Introduction

The following discussion, subject to the qualifications herein, is the opinion of Baker & McKenzie LLP, our U.S. counsel, on the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that purchase the ordinary shares or ADSs in the offering and hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the ordinary shares represented by the ADSs and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to U.S. federal income tax.

The U.S. treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company”, the gross amount of any distribution made by us on the ordinary shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We expect to be considered a qualified foreign corporation because our ADSs will be listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “—Passive Foreign Investment Company”, dividends paid by us generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, which the Secretary of the United States Treasury has determined is satisfactory for purposes of the reduced rate and which includes an exchange of information program. The Secretary of the United States Treasury has determined that the United States income tax treaty with China satisfies these requirements. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15% (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Furthermore, in certain circumstances, if U.S. Holders have held the ADSs or ordinary shares for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding whether such PRC withholding taxes may be eligible for credit against their U.S. federal income tax liability under their particular circumstances.

A distribution of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company”, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income and the current expectations regarding the amount of the proceeds of the Offering, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for 2010 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. Changes in the nature of our income or assets, the manner and rate at which we spend the Offering’s proceeds, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of the 2010 taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon i) distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs or ordinary shares to be “marketable stock” because our ADSs will be listed on the NYSE.

A U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

The above results may also be eliminated if a US Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such US Holder generally will be required to include in income on a current basis its pro rata share of its ordinary income and its net capital gains. We do not intend to prepare or provide the information that would entitle U.S. Holders to make a QEF election.

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. The reduced tax rate for dividend income, as discussed above under “Dividends,” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters named below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10012-3629.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Credit Suisse Securities (USA) LLC
Total	10,598,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,589,700 ADSs from us to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of 1,589,700 additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Total expenses payable by us in connection with this offering are estimated to be approximately US$3.3 million, including SEC registration fees of US$6,952, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$10,250, NYSE listing fee of US$150,000, printing expenses of approximately US$0.3 million, legal fees of approximately US$1.7 million, accounting fees of approximately US$0.5 million, roadshow costs and expenses of approximately US$0.5 million, and travel and other out-of-pocket expenses of approximately US$0.1 million. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and NYSE listing. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed to pay all fees and expenses we incur in connection with this offering. We have also agreed to reimburse Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC and other underwriters up to US$593,488.00 or 0.8% of the total amount of the offering for their reasonable expenses, including the fees and disbursements of the underwriters’ counsel, plus any sales, use or similar taxes (including additions to such taxes, if any), arising in connection with this offering. Such reimbursement is deemed to be underwriting compensation by FINRA.

We have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, all of our shareholders and all of our directors and executive officers have entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to the 2009 Long Term Incentive Plan outstanding on the date of this prospectus of which the underwriters have been advised in writing and is described in “Shares Available for Future Sale” of this prospectus.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in each case until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote our ADSs on the NYSE under the symbol “JKS”.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) or any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates may in the future provide investment banking and other services to us, our officers or our directors for which they will receive customary fees and commissions.

Goldman Sachs (Asia) L.L.C. is acting as sole global coordinator, and Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC are acting as the joint bookrunners for this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated and existing under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Chen&Co. Law Firm, our counsel as to PRC law, have advised us, respectively, that there is doubt as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state or territory in the United States; or

•

entertain original actions brought in the courts of the Cayman Islands or China against us or our directors or officers predicated upon the federal securities laws of the United States or any state or territory in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would generally recognize, as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the company under which a sum of money is payable, (other than a sum payable in respect of multiple damages, taxes, or other charges of a like nature or in respect of a fine or other penalty) may and would give judgment based thereon, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

There is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of United States judgments in the Cayman Islands, and there are grounds upon which the Cayman Islands courts may decline to enforce the judgments of United States courts. The question whether a United States judgment would be enforceable in the Cayman Islands against us or our directors and officers depends upon whether the United States court that entered such judgment is recognized by the Cayman Islands Court as having jurisdiction over the judgment debtor, as determined by reference to the Cayman Islands conflict of law rules. In addition, certain remedies available under the laws of United States jurisdictions, including certain remedies available under the United States federal securities laws, may not be allowed or enforceable in the Cayman Islands courts to the extent that they are penal or contrary to Cayman Island’s public policy.

No original claim may be brought in the Cayman Islands against us, or our directors and officers for violation of the United States federal securities laws because these laws have no extraterritorial jurisdiction under Cayman Islands law and do not have force of law in the Cayman Islands. A Cayman Islands court may, however, impose civil liability on us, or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Cayman Islands law.

Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are primarily provided for under Chinese Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties providing for reciprocity arrangements between the United States and the PRC for the recognition or enforcement of U.S. court judgments in China. In addition, in the event that foreign judgments contravene the basic principles of the laws of China, endanger state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

LEGAL MATTERS

Certain legal matters as to the United States federal law and New York State law in connection with this offering will be passed upon for us by Baker & McKenzie LLP. Certain legal matters as to the United States federal law and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Chen & Co. Law Firm and for the underwriters by Commerce & Finance Law Offices. Baker & McKenzie LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Chen & Co. Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2006, 2007 and 2008 and June 30, 2009, and for the period from inception date (June 6, 2006) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11th Floor, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the period from June 6, 2006 (inception) to December  31, 2006, the years ended December 31, 2007 and 2008 and for the six-month periods ended June 30, 2008 (unaudited) and 2009

F-3
Consolidated Balance Sheets as of December 31, 2006, 2007, 2008 and June 30, 2009	F-4

Consolidated Statements of Changes in Equity for the period from June 6, 2006 (inception) to December  31, 2006, the years ended December 31, 2007 and 2008 and for the six-month period ended June 30, 2009

F-6

Consolidated Statements of Cash Flows for the period from June 6, 2006 (inception) to December  31, 2006, the years ended December 31, 2007 and 2008 and for the six-month periods ended June 30, 2008 (unaudited) and 2009

F-7

Notes to the Consolidated Financial Statements for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and for the six-month periods ended June 30, 2008 (unaudited) and 2009

F-9
Unaudited Condensed Consolidated Statements of Operations for the nine-month periods ended September 30, 2008 and 2009	F-55
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2008 and September 30, 2009	F-56
Unaudited Condensed Consolidated Statements of Changes in Equity for the nine-month periods ended September 30, 2008 and 2009	F-58
Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2008 and 2009	F-59
Notes to the Unaudited Condensed Consolidated Financial Statements for the nine-month periods ended September 30, 2008 and 2009	F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2006, 2007, 2008 and June 30, 2009, and the results of their operations and their cash flows for the period from June 6, 2006 (date of inception) to December 31, 2006, each of the two years in the period ended December 31, 2008 and the six-month period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

January 20, 2010

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

	Notes	For the period from June 6, 2006 (inception) to December 31, 2006	2007	2008	For the six-month period ended June 30, 2008	For the six-month period ended June 30, 2009
		RMB	RMB	RMB	RMB (unaudited)	RMB
Revenue from third parties		2,298,544	327,781,635	1,551,758,033	583,328,790	452,780,325
Revenue from a related party	20	113,935,626	381,371,274	631,856,095	332,510,974	28,317,315

Total revenues	5	116,234,170	709,152,909	2,183,614,128	915,839,764	481,097,640
Cost of revenues		(115,770,919)	(621,023,990)	(1,872,088,658)	(790,955,818)	(425,722,018)

Gross profit		463,251	88,128,919	311,525,470	124,883,946	55,375,622
Operating expenses:
Selling and marketing		(246,895)	(1,307,037)	(1,167,653)	(531,511)	(3,808,596)
General and administrative		(1,613,961)	(11,182,409)	(38,662,273)	(13,746,581)	(24,524,900)
Research and development		(11,608)	(50,831)	(441,790)	(77,961)	(416,898)

Total operating expenses		(1,872,464)	(12,540,277)	(40,271,716)	(14,356,053)	(28,750,394)

(Loss)/Income from operations		(1,409,213)	75,588,642	271,253,754	110,527,893	26,625,228
Interest income/(expenses), net		7,008	(321,850)	(6,323,932)	(2,591,918)	(9,364,431)
Subsidy income	2(v)	—	546,771	637,320	637,320	5,227,000
Loss on disposal of a subsidiary	1	—	—	(10,165,516)	—	—
Exchange gain/(loss)		(1,075)	(68,025)	(4,979,824)	(3,752,140)	1,168,367
Other income/(expenses), net		33,389	300,007	(490,058)	(159,967)	(287,553)
Change in fair value of derivatives	23	—	—	(29,812,680)	—	(35,539,470)

(Loss)/Income before income taxes		(1,369,891)	76,045,545	220,119,064	104,661,188	(12,170,859)
Income taxes	6	—	—	(822,280)	(773,059)	—

Net (loss)/income		(1,369,891)	76,045,545	219,296,784	103,888,129	(12,170,859)
Less: Net income attributable to the non-controlling interests	3	—	—	(576,826)	—	—

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.		(1,369,891)	76,045,545	218,719,958	103,888,129	(12,170,859)

Series A redeemable convertible preferred shares accretion	18	—	—	(13,747,632)	(347,995)	(15,195,999)
Series B redeemable convertible preferred shares accretion	18	—	—	(10,739,483)	—	(20,208,918)
Allocation to preferred shareholders		—	—	(16,471,759)	(1,394,309)	(20,222,424)
Deemed dividend to a preferred shareholder	18	—	—	—	—	(8,015,089)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders		(1,369,891)	76,045,545	177,761,084	102,145,825	(75,813,289)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic and diluted	16	(0.11)	2.19	3.52	2.04	(1.49)

Weighted average ordinary shares outstanding
Basic and diluted	16	12,500,000	34,691,800	50,429,700	50,124,600	50,731,450

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006, 2007, 2008 AND JUNE 30, 2009

	Note		December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2009	June 30, 2009 pro-forma (Note 27)
			RMB	RMB	RMB	RMB	RMB (unaudited)
ASSETS
Current assets:
Cash and cash equivalent	2	(d)	8,508,022	27,242,191	27,323,587	214,109,462	214,109,462
Restricted cash	2	(e)	—	—	9,662,000	131,941,263	131,941,263
Notes receivable	2	(f)	—	—	—	5,460,000	5,460,000
Accounts receivable, net—a related party	20		—	—	69,062,122	100,382	100,382
Accounts receivable, net—third parties			—	228,368	8,039,510	46,358,927	46,358,927
Advances to suppliers	7		39,776,538	151,455,708	110,638,316	276,627,638	276,627,638
Inventories	8		11,376,285	172,134,867	272,030,481	315,257,839	315,257,839
Other receivables from related parties	20		5,879,900	17,078,015	—	—	—
Prepayments and other current assets	9		633,386	30,330,912	32,224,382	38,793,927	38,793,927

Total current assets			66,174,131	398,470,061	528,980,398	1,028,649,438	1,028,649,438
Property, plant and equipment, net	10		9,778,103	57,479,350	352,929,483	545,254,177	545,254,177
Land use rights, net	11		1,810,900	6,961,969	165,509,635	187,608,375	187,608,375
Advances to suppliers to be utilized beyond one year	7		—	—	187,270,550	218,585,050	218,585,050
Goodwill	4		—	—	—	45,645,832	45,645,832
Other assets	12		—	96,368,418	43,330,382	46,927,824	46,927,824

Total assets			77,763,134	559,279,798	1,278,020,448	2,072,670,696	2,072,670,696

LIABILITIES
Current liabilities:
Accounts payable			844,865	8,721,314	23,985,326	74,721,859	74,721,859
Notes payable	2	(f)	—	—	—	141,683,677	141,683,677
Accrued payroll and welfare expenses			784,325	5,616,734	9,535,889	19,719,118	19,719,118
Advances from third party customers			—	162,001,820	184,749,026	59,446,487	59,446,487
Advances from a related party	20		49,810,646	92,433,279	—	—	—
Other payables and accruals	13		2,539,595	8,523,835	83,043,005	127,640,814	127,640,814
Other payables due to a related party	20		—	—	—	458,460	458,460
Derivative liabilities	23		—	—	30,017,369	21,995,107	—
Short-term borrowings from related parties	20		11,136,078	10,635,199	—	—	—
Short-term borrowings from third parties, including current portion of long-term bank borrowings	14		1,000,000	22,990,000	150,000,000	637,083,280	637,083,280

Total current liabilities			66,115,509	310,922,181	481,330,615	1,082,748,802	1,060,753,695

Non-current liabilities:
Long-term borrowings	14		—	—	—	157,500,000	157,500,000
Guarantee liability	22		—	—	—	1,500,000	1,500,000
Long-term payable to shareholders	20		—	61,663,685	—	—	—
Long-term payable for capital lease	15		—	—	3,713,087	—	—
Deferred tax liability	6		—	—	—	2,779,473	2,779,473

Total liabilities			66,115,509	372,585,866	485,043,702	1,244,528,275	1,222,533,168

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2006, 2007, 2008 AND JUNE 30, 2009

	Note		December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2009	June 30, 2009 pro-forma (Note 27)
			RMB	RMB	RMB	RMB	RMB (unaudited)
Commitments and contingencies	22
Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 shares authorized; nil, nil, 5,375,150 and 5,375,150 shares issued and outstanding as of December 31, 2006, 2007, 2008 and June 30, 2009, respectively; none outstanding on a pro-forma basis as of June 30, 2009; liquidation preference of RMB245,948,400 as of June 30, 2009)	18		—	—	157,224,946	172,420,945	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 shares authorized; nil, nil, 7,441,450 and 7,441,450 shares issued and outstanding as of December 31, 2006, 2007, 2008 and June 30, 2009, respectively; none outstanding on a pro-forma basis as of June 30, 2009; liquidation preference of RMB360,724,320 as of June 30, 2009)	18		—	—	245,402,237	265,960,102	—

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 shares authorized; 12,500,000, 50,000,000, 50,731,450 and 50,731,450 shares issued and outstanding as of December 31, 2006, 2007, 2008 and June 30, 2009, respectively; 63,587,850 outstanding on a pro-forma basis as of June 30, 2009)	19		1,967	7,707	7,809	7,809	9,566
Additional paid-in capital	19		7,075,476	101,070,498	121,463,257	176,465,933	614,845,223
Statutory reserves	2	(w)	—	—	25,825,125	25,825,125	25,825,125
(Accumulated deficit)/Retained earnings			(1,369,891)	74,675,654	243,053,372	187,462,507	209,457,614

Total JinkoSolar Holding Co., Ltd. shareholders’ equity			5,707,552	175,753,859	390,349,563	389,761,374	850,137,528

Non-controlling interests	3		5,940,073	10,940,073	—	—	—

Total equity			11,647,625	186,693,932	390,349,563	389,761,374	850,137,528

Total liabilities and equity			77,763,134	559,279,798	1,278,020,448	2,072,670,696	2,072,670,696

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009

		JinkoSolar Holding Co., Ltd shareholders’ equity
	Notes	Ordinary Shares		Additional paid in capital	(Accumulated deficit) / Retained earnings	Statutory reserves	Non-controlling interests	Total equity
		Number of shares	Par value
			RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares at inception of the Company	19	12,500,000	1,967	7,075,476	—	—	—	7,077,443
Capital injection to VIEs by VIEs shareholders		—	—	—	—	—	5,940,073	5,940,073
Net loss attributable to JinkoSolar Holding Co., Ltd.		—	—	—	(1,369,891)	—	—	(1,369,891)

Balance as of December 31, 2006		12,500,000	1,967	7,075,476	(1,369,891)	—	5,940,073	11,647,625

Issuance of ordinary shares	19	37,500,000	5,740	97,192,755	—	—	—	97,198,495
Capital injection to VIEs by VIEs shareholders		—	—	—	—	—	8,000,000	8,000,000
Reclassification of paid-in capital in Desun upon inception	1	—	—	(4,000,000)	—	—	—	(4,000,000)
Additional capital contribution by the Shareholders		—	—	802,267	—	—	—	802,267
Disposal of a subsidiary		—	—	—	—	—	(3,000,000)	(3,000,000)
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	76,045,545	—	—	76,045,545

Balance as of December 31, 2007		50,000,000	7,707	101,070,498	74,675,654	—	10,940,073	186,693,932

Issuance of ordinary shares to a consultant	19	731,450	102	20,004,763	—	—	—	20,004,865
Appropriation to statutory reserves of Desun	2(w)	—	—	—	(30,000)	30,000	—	—
Disposal of a subsidiary		—	—	—	—	(30,000)	—	(30,000)
Deconsolidation of VIEs	3	—	—	387,996	—	—	(11,516,899)	(11,128,903)
Series A Redeemable Convertible Preferred Shares accretion	18	—	—	—	(13,747,632)	—	—	(13,747,632)
Series B Redeemable Convertible Preferred Shares accretion	18	—	—	—	(10,739,483)	—	—	(10,739,483)
Appropriation to statutory reserve of Jiangxi Jinko	2(w)	—	—	—	(25,825,125)	25,825,125	—	—
Net income		—	—	—	218,719,958	—	576,826	219,296,784

Balance as of December 31, 2008		50,731,450	7,809	121,463,257	243,053,372	25,825,125	—	390,349,563

Series A Redeemable Convertible Preferred Shares accretion		—	—	—	(15,195,999)	—	—	(15,195,999)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	(20,208,918)	—	—	(20,208,918)
Deemed dividend to a preferred shareholder	18	—	—	8,015,089	(8,015,089)	—	—	—
Contribution from the Shareholders in the form of ordinary shares	18	—	—	43,561,732	—	—	—	43,561,732
Non-cash compensation to ordinary shareholders/employees	18	—	—	3,425,855	—	—	—	3,425,855
Net loss attributable to JinkoSolar Holding Co., Ltd.		—	—	—	(12,170,859)	—	—	(12,170,859)

Balance as of June 30, 2009		50,731,450	7,809	176,465,933	187,462,507	25,825,125	—	389,761,374

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

	For the Period from June 6, 2006 (inception) to December 31, 2006	2007	2008	For the six-month period ended June 30, 2008	For the six-month period ended June 30, 2009
	RMB	RMB	RMB	RMB (unaudited)	RMB
Cash flows from operating activities:
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(1,369,891)	76,045,545	218,719,958	103,888,129	(12,170,859)
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Change in fair value of derivatives	—	—	29,812,680	—	35,539,470
Non-cash compensation to ordinary shareholders/employees (Note 18)	—	—	—	—	3,425,855
Depreciation of property, plant and equipment	51,992	1,545,255	12,824,606	3,385,760	17,528,127
Amortisation of land use rights	9,100	73,846	2,719,654	1,033,797	513,541
Inventory provision	—	—	5,244,729	—	3,615,254
Non-controlling interest	—	—	576,826	—	—
Investment loss	—	—	10,165,516	—	—
Exchange loss/(gain)	1,075	68,025	4,979,824	3,752,140	(1,168,367)
Changes in operating assets and liabilities:
Increase in restricted cash for issuance of notes payable to purchase materials	—	—	—	—	(98,132,425)
(Increase)/decrease in accounts receivable	—	(228,368)	(90,427,849)	(16,705,211)	49,343,153
Increase in notes receivable	—	—	—	—	(5,460,000)
Increase in advances to suppliers	(39,776,538)	(118,737,151)	(222,423,056)	(51,450,146)	(167,881,118)
Increase in inventories	(11,376,285)	(162,655,366)	(249,181,987)	(147,298,995)	(15,753,705)
(Increase)/decrease in other receivables from related parties	(5,879,900)	5,801,885	48,511,160	(5,578,041)	—
(Increase)/decrease in prepayments and other current assets	(633,386)	(28,377,614)	(6,913,263)	7,758,046	(6,714,624)
Increase in other assets	—	—	—	—	(2,493,333)
Increase in accounts payable	844,865	10,675,039	17,612,737	18,549,774	43,953,510
Increase in notes payable	—	—	—	—	93,100,000
Increase in accrued payroll and welfare expenses	784,325	4,853,747	10,203,689	3,867,348	5,947,083
Increase/(decrease) in advances from a related party	49,810,646	42,622,633	(92,433,279)	63,974,683	—
Increase/(decrease) in advances from third party customers	—	162,001,820	22,747,259	(35,213,461)	(116,948,166)
Increase/(decrease) in other payables and accruals	3,595,673	9,852,118	33,432,303	15,330,111	(36,129,696)

Net cash provided by/(used in) operating activities	(3,938,324)	3,541,414	(243,828,493)	(34,706,066)	(209,886,300)

Cash flows from investing activities:
Increase in restricted cash for purchase of machinery and equipment	—	—	(9,662,000)	(10,685,000)	(2,922,000)
Purchase of property, plant and equipment	(9,830,095)	(84,787,640)	(319,194,825)	(93,394,988)	(49,135,432)
Purchase of land use rights	(1,820,000)	(69,320,915)	(98,924,588)	(96,781,888)	(6,000,000)
Net cash paid for acquisition of a subsidiary	—	—	—	—	(27,786,333)
Cash outflow from deconsolidation of VIEs	—	—	(13,273,389)	—	—
Cash received from third party for disposal of investment in subsidiaries	—	4,484,990	34,102,500	—	—
Cash received for disposal of investment in a subsidiary	—	—	57,849,277	—	—
Loan to a related party	—	(17,000,000)	—	—	—
Repayment of loan from a related party	—	—	17,000,000	—	—
Loan to third parties	—	(1,350,000)	(3,000,000)	—	—
Repayment of loan by a third party	—	—	1,350,000	1,350,000	3,000,000

Net cash used in investing activities	(11,650,095)	(167,973,565)	(333,753,025)	(199,511,876)	(82,843,765)

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

	For the Period from June 6, 2006 (inception) to December 31, 2006	2007	2008	For the six-month ended June 30, 2008	For the six-month ended June 30, 2009
	RMB	RMB	RMB	RMB (unaudited)	RMB
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	3,077,443	97,198,495	—	—	—
Capital injection to Desun by the Shareholders	4,000,000	48,385,952	—	—	—
Capital injection to a subsidiary from a non-controlling shareholder	—	3,000,000	—	—	—
Capital injection to VIEs by VIEs shareholders	5,940,073	5,000,000	10,817,503	—	—
Net proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	163,482,179	165,806,395	—
Net proceeds from issuance of Series B Redeemable Convertible Preferred Shares	—	—	235,367,443	—	—
Cash paid for capital lease	—	—	(7,982,062)	—	(3,744,480)
Cash received from borrowings from related parties	10,080,000	9,237,030	2,402,773	2,402,773	—
Repayment of borrowings to related parties	—	(1,562,673)	(10,077,130)	(10,077,130)	—
Borrowings from third parties	1,000,000	22,990,000	298,722,228	136,222,228	612,262,580
Repayment of borrowings to third parties	—	(1,000,000)	(111,212,228)	(56,457,017)	(129,000,000)

Net cash provided by financing activities	24,097,516	183,248,804	581,520,706	237,897,249	479,518,100

Effect of foreign exchange rate changes on cash	(1,075)	(82,484)	(3,857,792)	(3,752,140)	(2,160)
Net increase/(decrease) in cash and cash equivalent	8,508,022	18,734,169	81,396	(72,833)	186,785,875

Cash and cash equivalent, beginning of year/period	—	8,508,022	27,242,191	27,242,191	27,323,587

Cash and cash equivalent, end of year/period	8,508,022	27,242,191	27,323,587	27,169,358	214,109,462

Supplemental disclosure of cash flow information
Cash paid for income tax	—	—	217,528	38,658	—
Cash paid for interest expenses	—	275,770	6,014,161	2,441,956	12,520,316

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in notes payables and other payables	—	—	28,290,613	9,731,113	75,601,450
Payable under capital lease	—	—	11,233,443	—	7,488,962
Payable for acquisition of a subsidiary	—	—	—	—	41,462,500
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	—	—	20,004,865	20,004,865	—
Unpaid Series A Redeemable Convertible Preferred Shares issuance cost	—	—	—	2,324,216	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	—	—	500,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of JinkoSolar Holding Co., Ltd. (the “Company”), its subsidiaries, which include Paker Technology Limited (“Paker”), Jiangxi Desun Energy Co., Ltd. (“Desun”) and Jinko Solar Co., Ltd. (“Jiangxi Jinko”, formerly known as Jiangxi Kinko Energy Co., Ltd., Jiangxi Jinko Energy Co., Ltd. or Jiangxi Jinko Solar Co., Ltd.), the subsidiaries of Jiangxi Jinko, Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”, formerly known as Zhejiang Sun Valley Energy Application Technology Co., Ltd.) and Shangrao Xinwei Industry Co., Ltd. (“Xinwei”), and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shangrao Yangfan Electronic Materials Co., Ltd. (“Yangfan”, formerly known as Shangrao Zhongcheng Semiconductor Materials Co., Ltd.), Shangrao Tiansheng Semiconductor Materials Co., Ltd. (“Tiansheng”), Shangrao Hexing Enterprise Co., Ltd. (“Hexing”) and Shanghai Alvagen International Trading Co., Ltd. (“Alvagen”). The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

Paker was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People’s Republic of China (“the PRC”), who held the investment on behalf of three PRC shareholders (the “Shareholders”) via a series of entrustment agreements.

The Company was incorporated in the Cayman Islands on August 3, 2007. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the “Share Exchange”). As a result, Paker became a wholly-owned subsidiary of the Company.

The immediate family members of the Shareholders established Desun on behalf of the Shareholders on June 6, 2006 in Shangrao, Jiangxi province, the PRC. In January 2007 the shares were transferred to the Shareholders of the Company. From February 28, 2007 to August 9, 2007, Paker entered into various agreements with Desun under which Paker injected capital into Desun. Upon the completion of the capital injections, the Shareholders owned 72.98% of Desun, Paker owned the remaining 27.02% and Desun became a foreign invested enterprise. In addition, on February 27, 2007, the Shareholders executed an agreement whereby they pledged their shares and beneficial interest (“Share Pledge Agreement”) in Desun to Paker. As a result, Paker obtained 100% voting control and economic interest of Desun (“Reorganization”). However, the Shareholders continued to have legal ownership of the paid-in capital of Desun as the Share Pledge Agreement did not transfer the legal title of the pledged shares to Paker under PRC law. Accordingly, the paid-in capital of Desun amounted to RMB4,000,000 at inception, which was recorded as additional paid in capital prior to February 27, 2007, was reclassified as long-term payable to Shareholders. Additional paid-in capital and capital surplus of Desun contributed by the Shareholders during the year ended December 31, 2007 subsequent to the Share Pledge Agreement amounting to RMB57,663,685 were also presented as long-term payable to Shareholders.

The Reorganization and the Share Exchange were accounted for as legal reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence from the inception of Desun.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

On December 13, 2006, Paker established Jiangxi Jinko as a wholly foreign owned enterprise in Shangrao, Jiangxi province, the PRC.

For the periods presented, Desun and Jiangxi Jinko are principally engaged in manufacturing, processing and sale of polycrystalline and monocrystalline silicon ingots and wafers and related silicon materials in the PRC. The businesses conducted by Desun were migrated over the first half of 2008 to Jiangxi Jinko.

On July 28, 2008, Paker disposed its 27.02% investment in Desun to a third party and recorded an investment loss of RMB10,165,516. Concurrently with the disposal, the Shareholders and Paker terminated the Share Pledge Agreement. The disposal and the termination of the Share Pledge Agreement were both approved by the local authorities on July 28, 2008. Consequently, the Group deconsolidated Desun as of July 28, 2008.

Xinwei was established on July 16, 2007 by Jiangxi Jinko and a PRC citizen with total registered capital of RMB7.5 million. Jiangxi Jinko and the individual held equity interest of 60% and 40%, respectively. Xinwei manufactures and provides ceramic crucibles to Desun and Jiangxi Jinko. On December 24, 2007, Jiangxi Jinko entered into a share transfer agreement with another unrelated PRC citizen to sell its 60% shareholding to this individual for a total consideration of RMB4.5 million which approximated book value of Jiangxi Jinko’s investment in Xinwei. The share transfer was completed on December 28, 2007.

Yangfan was established on April 24, 2006 by two PRC citizens, one of which was an employee of Desun. Yangfan’s registered capital was RMB3 million as of December 31, 2007. Yangfan procured and sold raw materials for manufacturing to Desun and Jiangxi Jinko. On January 14, 2008, the shareholders of Yangfan entered into share transfer agreements with an unrelated PRC citizen to sell all equity shares in Yangfan to this individual, for a total consideration of RMB3 million. The share transfer transaction was completed on January 29, 2008.

Tiansheng was established on December 3, 2004 by two PRC individuals. On December 18, 2006, Tiansheng was acquired by one of the Shareholders of Paker who is also the Company’s CEO. Tiansheng’s registered capital was RMB3 million as of December 31, 2007. Tiansheng procures and sells raw materials for manufacturing to Desun and Jiangxi Jinko. On November 12, 2007, the Company’s CEO entered into a share transfer agreement with an unrelated PRC citizen to sell all of his shareholdings to this individual for a total consideration of RMB3 million. The share transfer was completed on November 27, 2007.

Hexing was established in September 2007 by two PRC citizens with total registered capital of RMB8 million. Hexing processes and sells to Desun and Jiangxi Jinko raw materials used for manufacturing of silicon products.

Alvagen was established on April 29, 2007 by a PRC citizen who is a family member of the Company’s CEO. The registered capital for Alvagen is RMB1 million. Alvagen primarily provided administrative supportive services for the Group.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

The financial statements of the VIEs were consolidated into the Company beginning on the date that the Company became the primary beneficiary of the VIEs. They were deconsolidated in September 2008 when the Company ceased to be the primary beneficiary of Yangfan and Alvagen, and when Hexing and Tiansheng were no longer VIEs (Note 3).

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko is a solar cell manufacturer which was also one of Jiangxi Jinko’s major silicon wafer customers before the acquisition.

2. PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could materially differ from these estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies Financial Accounting Standards Board (“FASB”) Interpretation No. 46—”Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, as amended, (“FIN 46R”). FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

c. Foreign currency translation

The Group’s reporting and functional currency is the Renminbi (“RMB”), the official currency in the PRC. Transactions denominated in currencies other than the functional currency are translated into

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

d. Cash and cash equivalent

Cash and cash equivalent represent cash on hand, bank bill and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

e. Restricted cash

Restricted cash represents deposits legally held by a bank which are not available for the Group’s general use. These deposits, generally mature within six months, are held as collateral for issuance of letters of credit and bank acceptance notes to vendors for purchase of machinery and equipment and raw materials.

f. Notes receivable and payable

The Group accepts bank acceptance notes from customers in China in the normal course of business. The Group may discount these notes with banks in China or endorse these notes with its suppliers to clear its accounts payable. Notes that have been discounted with banks or endorsed with suppliers are derecognized from the consolidated balance sheets when the criteria for sale treatment as established by SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” are met.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

g. Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group provides specific provisions for bad debts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As of December 31, 2006, 2007 and 2008 and June 30, 2009, the Group did not record any allowance for doubtful accounts. For the periods presented, the Group did not write off any bad debts.

h. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

inventories with carrying values in excess of market. Provisions for inventories valuation were nil, nil, RMB5,244,729, nil and RMB3,615,254 for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six-month periods ended June 30, 2008 and 2009, respectively.

i. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3~5 years
Motor vehicles	4~5 years

Construction in progress primarily represents the construction of new buildings. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences. Interest costs are capitalized for qualifying assets in accordance with SFAS No. 34, “Capitalization of Interest Cost”. Interest costs capitalised for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and six-month periods ended June 30, 2008 and 2009 were nil, nil, nil, nil and RMB67,793, respectively.

The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

j. Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

k. Business combination and goodwill

The Group accounts for business combination using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill represents the excess of the purchase price over the full fair value of the identifiable assets and liabilities of the acquired business. In a business acquisition, any acquired intangible assets that do not meet separate recognition criteria as specified in SFAS No. 141 (Revised 2007), “Business Combinations”, are recognized as goodwill.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, no amortization is recorded for goodwill. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The impairment of goodwill is determined by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. No impairment loss was recorded for all periods presented.

l. Impairment of long-lived assets

The Group applies SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”) which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. No impairment of long-lived assets was recognized for all periods presented.

m. Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods.

n. Revenue recognition

Revenues represent the invoiced value of products sold, net of value added taxes (“VAT”). The Group offers to its customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. Actual returns were nil, nil, 0.2%, 0.3% and 0.1% of total sales for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008, the six-month periods ended June 30, 2008 and 2009, respectively. Revenue from the sale of silicon ingot, silicon wafer, solar cell, solar module and other silicon materials is generally recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Part of the Group’s sales to customers requires the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the Company’s consolidated financial statements, until the above criteria have been met.

In the PRC, VAT of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a tax payable in the consolidated balance sheet until it is paid to the authorities.

o. Warranty cost

Solar modules produced by the Group are typically sold with either a 2-year or 5-year warranty for product defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The Company did not make provision for warranty cost as of June 30, 2009 given the sales of solar modules up to that date was not significant.

p. Financial guarantees

The Group issues guarantees in favour of certain third parties. A guarantee requires the issuer to make payments to reimburse the holder for a loss it incurs when a specified debtor fails to make repayments to the holder, when the debtor’s liability to the holder falls due.

A guarantee is initially recognised at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The guarantee is derecognized when the Group’s obligation to the holder expires.

q. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB64,097, RMB486,681, RMB528,349, RMB163,266 and RMB2,176,466 for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six-month periods ended June 30, 2008 and 2009, respectively.

r. Research and development

Research and development costs are expensed when incurred.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

s. Start-up costs

In accordance with Statement of Position (“SOP”) No. 98-5 “Reporting on the Costs of Start-up Activities” (“SOP 98-5”), the Group expensed all costs incurred in connection with start-up activities.

t. Fair value of financial instruments

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008 for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities. The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. The implementation of the fair value measurement guidance of SFAS 157 did not result in any material changes to the carrying values of the Company’s financial instruments on the opening balance sheet on January 1, 2008 and 2009.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net (loss) or income.

The Company’s financial instruments consist principally of cash and cash equivalent, accounts and notes receivable, prepayments and other current assets, restricted cash, accounts and notes payable, other payables, short-term borrowings, and long-term payables relating to capital lease and derivatives embedded in the Series B Redeemable Convertible Preferred Shares. As of December 31, 2006, 2007, 2008 and June 30, 2009, the carrying values of these financial instruments approximated their fair values, with the exception of the derivatives embedded in the Series B Redeemable Convertible Preferred Shares (Note 23).

u. Taxation

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

enacted statutory rates applicable to future years to differentiate between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

v. Subsidy income

For the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six-month periods ended June 30, 2008 and 2009, the Group received financial subsidies of nil, RMB546,771, RMB637,320, RMB637,320 and RMB5,227,000 from the local PRC government authority, respectively. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority. Financial subsidy is recognized as subsidy income when received.

w. Statutory reserves

Desun and Zhejiang Jinko, as sino-foreign owned joint ventures incorporated in the PRC, are required to make appropriations of net profits, after recovery of accumulated deficit, to (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund prior to distribution of dividends to investors. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of net profit for appropriation to these funds is at the discretion of their board of directors.

Jiangxi Jinko, as a wholly foreign owned enterprise incorporated in the PRC, is required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with the PRC GAAP. The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

Xinwei, Yangfan, Tiansheng, Hexing and Alvagen, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

Once the level of the general reserve fund and the statutory reserve fund reach 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Group’s statutory reserves can only be used for specific purposes of enterprises expansion and staff bonus and welfare, and are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

During the period from inception to December 31, 2006 and the year ended December 31, 2007, no appropriations were made to the above statutory reserves. On July 31, 2008, Desun made an appropriation of RMB30,000 to statutory reserves pursuant to the resolution by its board of directors. For the year ended December 31, 2008, Jiangxi Jinko made an appropriation of RMB25,825,125 to statutory reserves pursuant to the resolution by its board of directors. No appropriation to statutory reserves was made for the six-month period ended June 30, 2009.

x. Dividends

Dividends are recorded when declared. No dividends were declared for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008, and the six-month periods ended June 30, 2008 and 2009, respectively.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(w)).

y. Segment reporting

The Group has adopted SFAS No. 131, “Disclosure about Segment of an Enterprise and Related Information”, for its segment reporting. The Group operates and manages its business as a single segment primarily in China.

z. Earning per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF 03-06”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method.

aa. Recent accounting pronouncements

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”). FSP FAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 is effective for

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS 141(R)-1 does not have an impact on the Group’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, (“SFAS 165”). SFAS 165 sets forth the period after the balance sheets date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheets date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheets date. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. The Company has adopted the requirements of this pronouncement for the six-month period ended June 30, 2009.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (“SFAS 166”). SFAS 166 is a revision to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special- purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities”, (“FIN 46(R)”). SFAS 167 amends FIN 46(R) to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. SFAS 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS168 establishes the FASB Accounting Standards CodificationTM (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 and the Codification will be effective for financial statements issued for interim and annual periods ending after September 15, 2009. This will have an impact on the Group’s consolidated financial statements for the year ending December 31, 2009 since all future reference to authoritative accounting literature will be references in accordance with SFAS 168.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value”. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The effective date of the ASU is the first reporting period (including interim periods) after August 26, 2009. The Company is currently evaluating the impact on its consolidated financial statements of adopting this standard.

3. VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN 46, which addressed the consolidation by business enterprises of VIEs, to which the usual conditions of consolidating a controlling financial interest do not apply. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the expected losses of the VIEs if they occur, or receive a majority of the expected residual returns of the VIEs if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the assets, liabilities and results of operations of the VIEs in its consolidated financial statements. FIN 46 became immediately effective for all VIEs created after January 31, 2003. The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46.

Tiansheng, Hexing and Yangfan are engaged in procurement and processing of raw materials for Desun and Jiangxi Jinko. Alvagen primarily provided administrative support services for the Group. For the periods presented, Desun and Jiangxi Jinko were the sole or predominant customers of Tiansheng, Hexing and Yangfan. For each of these three entities, the revenue earned from Desun and Jiangxi Jinko varied, depending on the results and activities of Tiansheng, Hexing and Yangfan. Alvagen bore certain general and administrative expenses on behalf of the Group. The Company analyzed the provisions of FIN 46(R) as it related to its economic and business relationships with these variable interest entities and determined that for the relevant periods discussed below, the Company was the primary beneficiary of Tiansheng, Hexing, Yangfan and Alvagen. The shareholders of the VIEs maintained their equity interest to the extent of the contributed registered capital amounts. As a result of such determination and consistent with FIN 46(R), the results of operations and financial positions of Tiansheng, Hexing, Yangfan and Alvagen were included in the accompanying consolidated financial statements for the periods presented through the dates of deconsolidation as described below. The registered capitals of the VIEs were recorded as non-controlling interests in the consolidated balance sheet as of December 31, 2006 and 2007, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Commencing from August 2008, a series of actions were taken by the Group and the shareholders of the VIEs that changed the economic and business relationships between the Company and the VIEs. As a result of the changes made, the Company concluded that as of September 1, 2008, the Company was no longer the primary beneficiary of Yangfan and Alvagen and that as of September 30, 2008, Hexing and Tiansheng were no longer VIEs. Accordingly, the Group deconsolidated these entities as of the respective dates.

The cumulative losses of Yangfan and Alvagen as of September 1, 2008 were RMB387,996. The Company recorded this amount as additional paid-in capital in the consolidated balance sheet upon deconsolidation as the shareholders of the Yangfan and Alvagen did not require the Company to reimburse them for such losses. The profits of Hexing and Tiansheng generated during 2008 net of prior year losses, amounting to RMB576,826, were recorded as non-controlling interests in the consolidated statement of operations for the year ended December 31, 2008 because the Company was not entitled to the profits of Hexing and Tiansheng.

In accordance with SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160’), from January 1, 2009, the Company renamed minority interests to non-controlling interests and reclassified non-controlling interests from the mezzanine to a separate line item in equity. The Company has applied the presentation and disclosure requirements of SFAS 160 retrospectively to all periods presented for comparability.

The following table presents the net assets of the VIE subsidiaries as of December 31, 2006 and 2007:

	December 31, 2006	December 31, 2007
	RMB	RMB
Tiansheng	2,924,116	2,933,292
Yangfan	2,942,093	2,941,576
Hexing	—	3,782,235
Alvagen	—	870,397

Total	5,866,209	10,527,500

Total assets and liabilities of these VIE subsidiaries were approximately RMB46,188,926 and RMB40,322,717 as of December 31, 2006, respectively, and RMB132,512,050 and RMB121,984,550 as of December 31, 2007, respectively.

4. BUSINESS COMBINATION

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of approximately RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko was established in August 2006 and is a manufacturer of solar cells. This acquisition allows the Group to expand its business to manufacturing of solar cells. As of June 30, 2009, unpaid purchase consideration for acquisition of Zhejiang Jinko was approximately RMB41 million which should be paid within three months from June 30, 2009 under the equity purchase agreement. (Note 13).

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

The total consideration of approximately RMB100 million for the purchase of Zhejiang Jinko was allocated as follows:

As of June 30, 2009
RMB
Current assets	143,933,792
Property, plant and equipment	104,903,986
Land use rights	22,612,281
Other assets	9,881,184

Current liabilities	(194,190,602)
Non-current liabilities	(30,000,000)
Deferred tax liabilities	(2,779,473)

Net assets at acquisition date	54,361,168

Goodwill	45,645,832

Total purchase cost	100,007,000

The following unaudited pro forma financial information illustrates the estimated results of operations for the year ended December 31, 2008 and the six-month periods ended June 30, 2008 and 2009, as if the acquisition of Zhejiang Jinko had occurred as of the beginning of each period presented, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	2008	Six-month period ended June 30, 2008	Six-month period ended June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB
Net revenue	2,422,892,072	1,046,437,300	580,442,106
Net income/(loss)	220,365,617	117,511,977	(24,470,472)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share—basic and diluted	3.56	2.28	(1.58)

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

5. REVENUES

The Group’s revenues for the respective periods included sales of products and fees from provision of silicon material processing services which are detailed as follows:

	Year ended December 31,			Six-month period ended June 30,
	2006	2007	2008	2008	2009
	RMB	RMB	RMB	RMB	RMB
Sales of silicon wafers	—	—	794,860,097	159,261,224	409,452,138
Sales of silicon ingots	—	170,007,196	483,544,864	342,000,154	82,566
Sales of recovered silicon materials	116,234,170	536,755,209	902,249,026	414,173,729	28,035,511
Sales of solar cells	—	—	—	—	18,750,943
Sales of solar modules	—	—	—	—	4,043,112
Processing service fees	—	2,390,504	2,960,141	404,657	20,733,370

Total	116,234,170	709,152,909	2,183,614,128	915,839,764	481,097,640

The following table summarizes the Group’s revenues generated from sales of products and provision of processing services to customers in respective geographic locations:

	Year ended December 31,			Six-month ended June 30,
	2006	2007	2008	2008	2009
	RMB	RMB	RMB	RMB	RMB
Inside the PRC	116,234,170	709,152,909	2,041,872,842	913,617,455	421,067,420
Outside the PRC	—	—	141,741,286	2,222,309	60,030,220

Total	116,234,170	709,152,909	2,183,614,128	915,839,764	481,097,640

6. TAXATION

As a company incorporated in the Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in Hong Kong, Paker, is subject to Hong Kong profit tax at a rate of 17.5% for 2006 and 2007, and 16.5% for 2008 and 2009 on its assessable profit. No Hong Kong profit tax was provided as the Group did not have assessable profit that was earned in or derived from Hong Kong during the periods presented.

For the periods presented, the Company’s subsidiaries and VIE subsidiaries in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIE subsidiaries in the PRC are generally subject to CIT at a statutory rate of 33%. Desun became a foreign invested enterprise in April 2007, and was exempt for income taxes from April 2007 to December 2007. As a foreign invested enterprise, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT starting the year in which it achieves a cumulative profit, and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko was loss making for the period from inception to December 31, 2006 and for the year ended December 31,

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

2007. Jiangxi Jinko had cumulative profits as of December 31, 2008 and June 30, 2009 but did not record any income tax liability as of those dates given Jiangxi Jinko was entitled to the two year tax exemption. Zhejiang Jinko was entitled to the two year tax exemption for years ended December 31, 2008 and 2009. Zhejiang Jinko was loss making for the six-month period ended June 30, 2009.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). The new CIT Law revises the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25% with effect from January 1, 2008. The new CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. The Group analyzed the new CIT Law and its detailed Implementation Rule, and based on management’s interpretation and assessment, the new CIT Law does not have a material impact on the Company’s consolidated financial statements as of December 31, 2008.

Additionally, under the new CIT Law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividend distributions from foreign invested enterprises’ profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Paker is established in Hong Kong. Deferred income taxes are not provided on undistributed earnings of the Group’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings intended to be permanently reinvested totalled RMB258,483,653 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB12,924,183 as of June 30, 2009.

Composition of Income Tax Expense

The component of income tax expense included in the consolidated statement of operations for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008 and the six-month periods ended June 30, 2008 and 2009 are as follows:

	Year ended December 31,			Six-month period ended June 30,
	2006	2007	2008	2008	2009
Current income tax expense	—	—	(822,280)	(773,059)	—
Deferred tax expense (benefit)	—	—	—	—	—

Income tax expense	—	—	(822,280)	(773,059)	—

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	Year ended December 31,			Six-month period ended June 30,
	2006	2007	2008	2008	2009
	%	%	%	%	%
Statutory CIT rate	33	33	25	25	25
Effect of permanent differences:	—	—
- Change in fair value of derivative	—	—	2.4	—	(73.0)
- Compensation expenses	—	—	—	—	(7.0)
- Other non-deductible expenses	—	—	0.8		(9.2)
Tax rate change	—	0.2	—	—	—
Difference in tax rate of a subsidiary outside the PRC	—	—	1.5	—	(0.8)
Effect of tax holiday for a subsidiary	—	(33.2)	(29.9)	(25.1)	66.9
Change in valuation allowance	(33)	—	0.6	0.8	(1.9)

Effective CIT rate	—	—	0.4	0.7	—

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,			Six-month period ended June 30,
	2006	2007	2008	2008	2009
	RMB	RMB	RMB	RMB	RMB
The aggregate amount of effect	—	25,214,930	65,771,186	26,217,280	8,146,350
Per share effect—basic	—	0.73	1.30	0.52	0.16
Per share effect—diluted	—	0.73	1.30	0.52	0.16

Significant components of deferred tax assets

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Net operating losses	431,851	51,656	636,017	862,520
Accrued expenses	—	383,908	—	—
Other temporary differences	38,955	12,570	3,610	3,610

Total deferred tax assets	470,806	448,134	639,627	866,130
Less: Valuation allowance	(470,806)	(448,134)	(639,627)	(866,130)

Net deferred tax assets—current	—	—	—	—

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Significant components of deferred tax liabilities

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Increase in fair value of property, plant and equipment and land use rights arising from business combination	—	—	—	2,930,934
Pre-operating expenses of a subsidiary that are deductible in future periods	—	—	—	(151,461)

Deferred tax liabilities—non current, net	—	—	—	2,779,473

Movement of valuation allowances

	For the Period from June 6, 2006 (inception) to December 31, 2006	Year ended December 31,		Six-month period ended June 30, 2009
		2007	2008
	RMB	RMB	RMB	RMB
At beginning of period/year	—	(470,806)	(448,134)	(639,627)
Current year additions	(470,806)	(389,342)	(1,280,316)	(226,503)
Reversal of valuation allowances	—	412,014	2,500	—
Effect of de-consolidation of a subsidiary and VIE subsidiaries	—	—	1,086,323	—

At end of period/year	(470,806)	(448,134)	(639,627)	(866,130)

Valuation allowances have been provided on the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2006, 2007 and 2008 and June 30, 2009, valuation allowances were provided because it was more likely than not that the benefits of the deferred income taxes will not be realized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. Tax losses carryforwards in the amount of RMB10,001,053 as of June 30, 2009 will expire beginning 2015.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. As of June 30, 2009, the Group did not record any liability for any uncertain tax positions. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, the Group did not have any interest and penalties associated with tax positions.

7. ADVANCES TO SUPPLIERS

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Advances to suppliers under purchase contracts with terms of less than 1 year	39,776,538	151,455,708	65,638,316	276,627,638
Advances to suppliers under purchase contracts with terms of more than 1 year	—	—	232,270,550	218,585,050

Total	39,776,538	151,455,708	297,908,866	495,212,688
Advances to suppliers to be utilized beyond one year	—	—	(187,270,550)	(218,585,050)

Advances to suppliers—current	39,776,538	151,455,708	110,638,316	276,627,638

In July 2008, the Group entered into two long-term purchase agreements with two suppliers to purchase an aggregate 8,550 tons of virgin polysilicon materials over a period of five to ten years. These agreements stipulated the contractual advance payments according to specified timetable. In January and February 2009, the Group and the respective suppliers agreed to amend these agreements whereby the purchase terms and payment schedules were revised. Advance payments of which receipt of goods are expected to be beyond one year as of the balance sheet date are classified as non-current assets in the Group’s consolidated balance sheets.

As of June 30, 2009, advance to suppliers with terms of less than 1 year mainly represent payments for procurement of recoverable silicon materials and the Group has delivery plan with the respective suppliers to receive the materials in the next six months.

No provision was made against the balance of advances to suppliers as of June 30, 2009 based on management’s assessment of the recoverability of such advances (Note 21).

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

8. INVENTORIES

Inventories consisted of the following:

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Raw materials	365,195	75,739,017	76,408,931	130,719,395
Work-in-progress	5,786,100	37,677,960	60,529,437	54,612,388
Finished goods	5,224,990	58,717,890	140,336,842	138,786,039

	11,376,285	172,134,867	277,275,210	324,117,822
Provision	—	—	(5,244,729)	(8,859,983)

Total	11,376,285	172,134,867	272,030,481	315,257,839

Inventories are pledged as collateral for the Group’s short-term and long-term borrowings (Note 14).

9. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Value-added tax recoverable	—	—	8,040,047	11,511,365
IPO related costs	—	—	8,393,227	9,819,576
Advance to a supplier to be refunded	—	—	5,993,697	5,993,697
Prepaid service fees	—	—	—	5,685,322
Employee advances	292,333	27,845,399	1,437,166	2,914,207
Prepaid rent and others	331,053	418,149	1,813,124	1,029,531
Interest prepaid for a long-term borrowing—current portion	—	—	—	1,246,667
Deposits for customs duty and rental	10,000	717,364	3,547,121	593,562
Loan receivable	—	1,350,000	3,000,000	—

Total	633,386	30,330,912	32,224,382	38,793,927

IPO related costs comprised professional fees incurred in relation to the Group’s proposed initial public offering, which will be offset against the proceeds when the offering is consummated.

As of December 31, 2006, 2007, 2008 and June 30, 2009, all of the employee advances and loan receivable are interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Interest prepaid for a long-term borrowing is amortised to interest costs over the borrowing term of three years. The portion of the prepaid interest that is to be amortised over the period of more than 1 year from June 30, 2009 is recorded in other assets (Note 12).

10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Buildings	170,000	12,518,043	58,849,298	90,617,252
Machinery and equipment	2,142,848	28,977,546	297,098,871	452,398,660
Furniture, fixture and office equipment	192,464	1,147,257	3,351,406	7,290,014
Motor vehicles	643,849	5,631,883	4,362,543	5,769,774

	3,149,161	48,274,729	363,662,118	556,075,700
Less: accumulated depreciation	(51,992)	(1,577,144)	(10,853,358)	(28,381,485)

Subtotal	3,097,169	46,697,585	352,808,760	527,694,215
Construction in progress	6,680,934	10,781,765	120,723	17,559,962

Property, plant and equipment, net	9,778,103	57,479,350	352,929,483	545,254,177

Depreciation expense was RMB51,992, RMB1,545,255, RMB12,824,606, RMB3,385,760 and RMB17,528,127 for the period from June 6, 2006 (inception) to December 31, 2006 and the years ended December 31, 2007 and 2008, and the six-month periods ended June 30, 2008 and 2009, respectively.

Construction in progress primarily represents the construction of new buildings at Jiangxi Jinko. Costs incurred in the construction were transferred to property, plant and equipment upon construction completion and the buildings became ready for use, at which time depreciation also commenced.

As of June 30, 2009, included in machinery and equipment are assets of RMB14,125,273 under capital lease. The total net book value of such assets as of June 30, 2009 was RMB12,952,795 (Note 15).

Certain property, plant and equipment are pledged as collateral for the Group’s short-term borrowings (Note 14).

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

11. LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Land use rights	1,820,000	7,044,915	168,245,503	190,857,784
Less: accumulated amortisation	(9,100)	(82,946)	(2,735,868)	(3,249,409)

Land use rights, net	1,810,900	6,961,969	165,509,635	187,608,375

Amortisation expense was RMB9,100, RMB73,846, RMB2,719,654, RMB1,033,797 and RMB513,541 for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008, and the six-month periods ended June 30, 2008 and 2009, respectively. As of June 30, 2009, estimated amortization expense in each of the next five years is RMB2,928,782.

Certain land use rights are pledged as collateral for the Group’s short-term borrowings (Note 14).

12. OTHER ASSETS

Other assets consisted of the following:

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Prepayments for purchase of property, plant and equipment	—	32,272,418	39,092,800	34,196,910
Prepayments for purchase of land use rights	—	64,096,000	—	6,000,000
Deposit for capital lease	—	—	4,237,582	4,237,582
Prepaid interest for a long-term borrowing—non-current portion (Note 9)	—	—	—	2,493,332

Total	—	96,368,418	43,330,382	46,927,824

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

13. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Payables for purchase of property, plant and equipment	—	—	28,290,613	69,107,450
Payable for purchase of Zhejiang Jinko (Note 4)	—	—	—	41,462,500
Capital lease obligations—current portion (Note 15)	—	—	6,998,091	7,261,199
Accrued IPO related costs	—	—	6,836,102	4,216,581
Accrued utilities and rentals	—	1,160,091	4,561,450	4,006,247
Value added taxes payable	2,273,343	6,616,581	—	—
Accruals for costs related to the issuance of Series B Redeemable Convertible Preferred Shares	—	—	500,000	—
Deposit from a customer in relation to a long-term purchase agreement	—	—	34,298,500	—
Others	266,252	747,163	1,558,249	1,586,837

Total	2,539,595	8,523,835	83,043,005	127,640,814

The deposit from a customer in relation to a long-term purchase agreement as of December 31, 2008 was paid by a customer to secure polysilicon material supply from a third party supplier together with Jiangxi Jinko and was settled upon execution of the supply agreement between the customer and the third party supplier in 2009.

14. BORROWINGS

(a) Short-term borrowings

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Short-term bank borrowings	—	18,000,000	150,000,000	589,320,700
Long-term bank borrowings—current portion	—	—	—	30,000,000
Other borrowings	1,000,000	4,990,000	—	17,762,580

Total short-term borrowings	1,000,000	22,990,000	150,000,000	637,083,280

The short-term bank borrowings outstanding as of December 31, 2007, 2008 and June 30, 2009 carried a weighted average interest rate of 10.28%, 7.64% and 5.24% per annum, respectively. The borrowings were for one year term and matured at various times. Proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings had financial covenants or restrictions other than pledge of the Group’s assets as described below. Included in the balance of short-term bank borrowings as of June 30, 2009 was a borrowing of RMB9,020,700, which is denominated and repayable in EURO.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

As of June 30, 2009, Jiangxi Jinko had short-term bank borrowings of RMB449,500,000 which were collateralized on certain land use rights, buildings, equipments and inventories. The net book value of the land use rights, buildings and equipments under collaterals were RMB157,801,216, RMB72,692,518 and RMB296,049,194, respectively. Short-term bank borrowings amounting to RMB238,000,000 were collateralized on Jiangxi Jinko’s inventories of RMB449,857,236. In addition to the collaterals, RMB175,000,000 was guaranteed by the Shareholders.

As of June 30, 2009, Jiangxi Jinko had short-term bank borrowings of RMB20,000,000 guaranteed by Desun and RMB17,000,000 collateralized on certain land use rights and buildings of Desun. In addition, these borrowings of RMB37,000,000 were also guaranteed by the Shareholders.

As of June 30, 2009, Zhejiang Jinko had short-term bank borrowings of RMB81,320,700 which were guaranteed by two third parties, Zhejiang Jeans Industry Co., Ltd. (“Zhejiang Jeans”) and Zhejiang Haining Asset Management Co., Ltd. (“Haining Asset Management”), respectively. Jiangxi Jinko pledged its 75% equity interests in Zhejiang Jinko to Haining Asset Management to secure the guarantee provided by Haining Asset Management.

As of June 30, 2009, Zhejiang Jinko had short-term bank borrowings of RMB21,500,000 which are collateralized on its land use rights and certain buildings. The net book values of these assets under collaterals were RMB22,600,000 and RMB17,300,000, respectively, as of June 30, 2009.

In July 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is due for repayment in May 2010. This loan is guaranteed by Jiangxi Jinko as of June 30, 2009.

In June 2009, Paker obtained a short-term borrowing of US$2.6 million (equivalent to RMB17,762,580) from a third party, Sharp Chance Investment Limited. This borrowing is interest free and not guaranteed or collateralized.

Subsequent to June 30, 2009, the Group obtained additional short-term bank borrowings of RMB518,691,289, and repaid short-term bank borrowings of RMB332,327,963. These additional short-term bank borrowings were collateralized on part of the Group’s accounts receivable, inventories, letter of credit and land use right.

(b) Long-term borrowings

	December 31,			June 30, 2009
	2006	2007	2008
	RMB	RMB	RMB	RMB
Long-term bank borrowings	—	—	—	109,000,000
Other borrowing	—	—	—	50,000,000
Less: deferred financing cost (Note 22(e))	—	—	—	(1,500,000)

Total long-term borrowings	—	—	—	157,500,000

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Future principal repayments on the long-term borrowings are as follows:

RMB
2011	30,000,000
2012	129,000,000

Total	159,000,000

In March 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is repayable in March 2011. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by People’s Bank of China (“PBOC”). The effective interest rate of the borrowing was 5.4% as of June 30, 2009. Interest is payable monthly. The borrowing is guaranteed by Haining Chaoda Warp Knitting Co., Ltd., an equity holder of Zhejiang Jinko before its acquisition by the Group.

In June 2009, Jiangxi Jinko obtained a bank borrowing of RMB79,000,000 which is repayable in June 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of June 30, 2009. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s inventories of RMB78,999,993. RMB20,000,000 of this borrowing was repaid in September 2009.

In June 2009, Jiangxi Jinko entered into a loan agreement with Jiangxi Heji Investment Co., Ltd. (“Heji”) in relation to a three-year loan in the principal amount of RMB100 million. As of June 30, 2009, Jiangxi Jinko has received RMB50 million proceeds which bear interest at the rate of 8.99% per annum. The borrowing is guaranteed by the Shareholders and secured by collaterals over the assets to be purchased with the borrowing. Usage of loan proceeds is limited to purchase of equipment, land use rights and construction of plants.

In connection with this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust and Investment Limited Corporation, or JITIC, for Heji’s own payment obligations under its separate trust loan agreement with JITIC under which, JITIC extended a loan to Heji in the principal amount of RMB50 million for a term of three years, that carries interest at the rate of 6.86% per annum. Jiangxi Jinko recognized a guarantee liability of RMB1,500,000 with the amount being recognized as a deferred financing cost which is amortized over the period of the borrowing. (Note 22(e)).

Subsequent to June 30, 2009, Jiangxi Jinko obtained additional long-term bank borrowings of RMB231,000,000 which are collateralized on part of Jiangxi Jinko’s equipment and land use rights. These borrowings are due for repayment in the years from 2010 to 2012 and bear interests at the rate from 4.05% per annum to 5.40% per annum.

15. CAPITAL LEASE

Desun disposed its manufacturing equipment, including monocrystalline silicon furnaces to a third party on July 30, 2008 at the net book value of the assets. On August 1, 2008, Jiangxi Jinko entered

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

into a lease agreement with the third party pursuant to which Jiangxi Jinko leased these manufacturing equipments for the period from August 3, 2008 to May 3, 2010. According to the lease agreement, Jiangxi Jinko has the right to purchase the equipment at the end of the lease term at a nominal price of RMB100. The lease is accounted for as a capital lease in the consolidated financial statements.

The following is an analysis of the assets under the capital lease:

	December 31,			June 30, 2009
	2006	2007	2008
	RMB	RMB	RMB	RMB
Machinery and equipment	—	—	14,125,273	14,125,273
Less: Accumulated depreciation	—	—	(468,967)	(1,172,478)

Total	—	—	13,656,306	12,952,795

The schedule for future minimum payments as of December 31, 2008 and June 30, 2009 under the capital lease together with the present value of the net minimum payments is illustrated as follows:

	December 31, 2008	June 30, 2009
	RMB	RMB
Minimum lease payments	11,233,443	7,488,962
Less: Amount representing interest	(522,265)	(227,763)

Present value of minimum lease payments	10,711,178	7,261,199

Analyzed as follows:

	December 31, 2008	June 30, 2009
	RMB	RMB
Payments within 1 year	6,998,091	7,261,199
Payments beyond 1 year	3,713,087	—

16. (LOSS)/EARNINGS PER SHARE

As described in Note 19, Paker effected a share split of 1 for 1,000 and a split in the form of share dividend in May 2008. On December 16, 2008, all the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company. On September 15, 2009, the Company effected a share split with the result of each share becoming 50 shares of the same class (Note 25). Accordingly, all of shares and per share amount in the consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the change in ratio for all periods presented, as if such share splits and the Share Exchange occurred since inception.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS 128 and EITF 03-06 as follows:

	For the Period from June 6, 2006 (inception) to December 31, 2006	Year ended December 31		Six-month period ended June 30
		2007	2008	2008	2009
	RMB	RMB	RMB	RMB	RMB
Numerator:
Net (loss) / income attributable to JinkoSolar Holding Co., Ltd.	(1,369,891)	76,045,545	218,719,958	103,888,129	(12,170,859)
Series A Redeemable Convertible Preferred Shares accretion	—	—	(13,747,632)	(347,995)	(15,195,999)
Series B Redeemable Convertible Preferred Shares accretion	—	—	(10,739,483)	—	(20,208,918)
Allocation to preferred shareholders	—	—	(16,471,759)	(1,394,309)	(20,222,424)
Deemed dividend to a preferred shareholder	—	—	—	—	(8,015,089)

Net (loss) / income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders—Basic and diluted	(1,369,891)	76,045,545	177,761,084	102,145,825	(75,813,289)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding*	12,500,000	34,691,800	50,429,700	50,124,600	50,731,450

Basic and diluted (loss)/earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(0.11)	2.19	3.52	2.04	(1.49)

*	The potentially dilutive Redeemable Convertible Preferred Shares were not included in the calculation of dilutive (loss)/earnings per share because of their anti-dilutive effect.

17. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to pay for these benefits based upon certain percentages of employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans from the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits were nil, RMB2,375,095, RMB6,921,094, RMB1,874,477 and RMB3,714,127 for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008, and the six-month periods ended June 30, 2008 and 2009, respectively. The balances of liability accrued for such employee benefits were nil, RMB2,357,095, RMB4,707,205 and RMB11,258,603 as of December 31, 2006, 2007, 2008 and June 30, 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

18. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On May 30, 2008, Paker issued 107,503 shares (5,375,150 shares post 2009 Share Split) of Series A Redeemable Convertible Preferred Shares at US$223.25 per share, for a total consideration of US$24,000,000. On September 18, 2008, Paker issued 148,829 shares (7,441,450 shares post 2009 Share Split) of Series B Redeemable Convertible Preferred Shares at US$236.51 per share, for a total consideration of US$35,200,000.

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective classes of shares of Paker, including the Series A Redeemable Convertible Preferred Shares and Series B Redeemable Convertible Preferred Shares (“the Preferred Shares”), for equivalent classes of shares of the Company.

The par value of the Company’s Preferred Shares is US$0.001 per share (US$0.00002 per share post 2009 Share Split). The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

The Preferred Shares are convertible into ordinary shares at any time at the option of the preferred shareholders. Automatic conversion will occur based upon the then effective conversion price immediately upon the closing of a Qualified Initial Public Offering (“Qualified IPO”) or at the election of the holders of at least 67% of the then outstanding Preferred Shares. Prior to the amendment referred to below, the Qualified IPO was defined as a public offering on Nasdaq or other internationally recognized stock exchange with gross proceeds to the Company of not less than US$150,000,000 and total market capitalization, as a result of the offering, of not less than US$750,000,000. The definition of a Qualified IPO was amended on September 15, 2009 (Note 25).

The conversion price of the Preferred Shares will equal the original issue price of the Preferred Shares. Pursuant to the share purchase agreements and agreements between the holders of the Preferred Shares and the Shareholders, the conversion price is subject to adjustments based on the Company’s 2008 consolidated after-tax net income (“2008 Performance”) as set out below:

Series A Redeemable Convertible Preferred Shares

If the Company’s 2008 Performance is less than RMB225 million but greater than RMB175 million, or greater than RMB275 million but not greater than RMB325 million, the conversion price of the Series A Redeemable Convertible Preferred Shares shall be adjusted based on a defined formula.

However, if all of the Series A Redeemable Convertible Preferred Shares have been converted into the Company’s ordinary shares at the time when the Company’s 2008 Performance becomes known, the Shareholders and the holders of the Series A Redeemable Convertible Preferred Shares shall transfer ordinary shares amongst them, so that as the result of such transfer, the percentages of the total ordinary shares held by the holders of Series A Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series A Redeemable Convertible Preferred Shares would have converted into, after taking into effect such adjustment to the conversion price.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

The Company’s 2008 Performance was within the range of RMB225 million and RMB275 million. Therefore, no adjustment was made to the conversion price of Series A Redeemable Convertible Preferred Shares as of December 31, 2008.

Series B Redeemable Convertible Preferred Shares

If the Company’s 2008 Performance is less than RMB250 million but greater than RMB200 million or greater than RMB250 million but not greater than RMB300 million, the conversion price of the Series B Redeemable Convertible Preferred Shares shall be adjusted based on a defined formula. The adjustment formula took into consideration factors such as the amount of the investment made by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment made by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 Performance. The formula was designed to adjust the number of conversion shares held by the holders of the Series B Redeemable Convertible Preferred Shares, if converted so that the percentage of the shares held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company’s issued and outstanding share capital equaled the ratio of (i) the amount of investment made by them in the Company to (ii) the value of the Company calculated based on the 2008 Performance.

However, if all of the Series B Redeemable Convertible Preferred Shares have been converted into the Company’s ordinary shares at the time when the Company’s 2008 Performance becomes known, the Shareholders and the holders of the Series B Redeemable Convertible Preferred Shares shall transfer ordinary shares amongst them, so that as a result of such transfer, the percentages of the total ordinary shares held by the holders of Series B Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series B Redeemable Convertible Preferred Shares would have converted into, after taking into effect such performance adjustment to the conversion price. The Company’s 2008 performance was below RMB250 million, hence the conversion ratio of the Series B Redeemable Convertible Preferred Shares was adjusted from 1 for 1 to 1 for approximately 1.0054 based on the Company’s 2008 Performance. Such adjustment did not result in a beneficial conversion feature.

If the value of each ordinary share issuable upon the automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a Qualified IPO is less than the defined target IPO price per share, then the Shareholders would be required to transfer to the holders of Series B Redeemable Convertible Preferred Shares in connection with the auto conversion of their shares a number of ordinary shares the value of which, at the Qualified IPO price per share, when added to the value of the ordinary shares issuable upon such conversion of the Series B redeemable convertible preferred shares in connection with the Qualified IPO, would equal the product of (i) the number of outstanding Series B redeemable convertible preferred shares prior to the Qualified IPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the Series B Redeemable Convertible Preferred Shares.

If the Qualified IPO has not been completed by April 30, 2010 and the Company’s 2009 performance is less than RMB450 million (the “2009 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares certain number of

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

ordinary shares calculated based on a defined formula (the “2009 Performance Adjustment”), regardless of whether the Series B Redeemable Convertible Preferred Shares are converted. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 and 2009 Performance. The formula requires the transfer of ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the total number of shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2009 Performance Target and the actual 2009 Performance. The Company determined that this embedded share transfer feature in the Series B meets the definition of a derivative in SFAS 133 and accordingly has been bifurcated from the host contract, the Series B Redeemable Convertible Preferred Shares, and accounted for as a derivative (the “2009 Performance Adjustment Derivative Liability”), (Note 23), from September 2008, the issue date of the Series B Redeemable Convertible Preferred Shares.

On June 22, 2009, the holders of Series B Redeemable Convertible Preferred Shares and the Shareholders agreed to lower the Company’s 2009 Performance Target in assessing the transfer of ordinary shares under the 2009 Performance Adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which is an embedded share transfer feature that meets the definition of a derivative in SFAS 133 and requires bifurcation from the Series B Redeemable Convertible Preferred Shares to be accounted for as a derivative (the “2010 Performance Adjustment Derivative Liability), (Note 23), from June 22, 2009. The fair value of this new derivative at issuance was RMB18.2 million. Under the new 2010 performance target, If a Qualified IPO has not been completed by April 30, 2011 and the Company’s 2010 performance is less than RMB200 million (the “2010 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares, for no further consideration, certain amounts of ordinary shares calculated based on a defined formula (the “2010 Performance Adjustment”). The 2010 derivative adjustment formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares, and the Company’s 2009 and 2010 Performance. The formula was designed to adjust the total number of shares held by the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2010 Performance Target and the actual 2010 Performance.

In consideration of the agreement to lower the Company’s 2009 Performance Target to RMB100 million, the Shareholders transferred on June 22, 2009 an aggregate of 76,258 (3,812,900 post 2009 Share Split as described in Note 18) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares. The fair value of these ordinary shares on June 22, 2009 of RMB43.6

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

million was imputed to the Company as if the Shareholders (who are the principal shareholder of the Company) contributed the shares to the Company and they were immediately reissued by the Company to the holders of the Series B Redeemable Convertible Preferred Shares.

The above amendment resulted in: (a) a decrease in the 2009 Performance Adjustment Derivative Liability by RMB65.2 million which was offset by the fair value of the 2010 Performance Adjustment Derivative Liability of RMB18.2 million; (b) an effective contribution of ordinary shares valued at RMB43.6 million by the Shareholders to the Company which was in turn transferred to the holders of the Series B Redeemable Convertible Preferred Shares in consideration for agreeing to modify the terms of the 2009 Performance Adjustment. Accordingly, this amount has been treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above; (c) the recording of compensation expense of RMB3.4 million which is equal to the change in the fair value of the derivative liabilities net of the consideration transferred to the holders of Series B Redeemable Convertible Preferred Shares in (b) above.

In addition, in consideration for obtaining the agreement from one of the holders of Series A Redeemable Convertible Preferred Shares to the transfer of the 76,258 ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares pursuant to the amendment described above, the Shareholders transferred to such holder of Series A Redeemable Convertible Preferred Shares on June 22, 2009 an aggregate of 14,031 (701,550 post 2009 Share Split as described in Note 18) ordinary shares as a consent fee. The fair value of the 14,031 ordinary shares on June 22, 2009 of RMB8.0 million was imputed to the Company as if the Shareholders (who are the principal shareholders of the Company) contributed the ordinary shares to the Company and they were immediately reissued by the Company to the holder of Series A Redeemable Convertible Preferred Shares as a consent fee.

If the Company does not meet the 2009 Performance Target and the 2010 Performance Target and there is no Qualified IPO by April 30, 2010 and April 30, 2011 respectively, future transfers of ordinary shares from the Shareholders to the holders of Series B Redeemable Convertible Preferred Shares will be required and such transfers will be accounted for as equity contributions from the Shareholders to the Company and immediate redistributions to the holders of Series B Redeemable Convertible Preferred Shares as deemed dividend.

As described in Note 25, on September 15, 2009 the Shareholders and the holders of Series A and B Redeemable Preferred Shares entered into an agreement that removed the requirement for the Shareholders to transfer ordinary shares to the holders of Series B Redeemable Preferred Shares if the value of each ordinary shares issuable upon automatic conversion upon a Qualified IPO is less than the defined target IPO price per share, and requires that the 14,031 and 76,258 ordinary shares transferred to the holders of Series A and B Redeemable Convertible Preferred Shares on June 22, 2009 must be returned to the Shareholders in the event of the redemption of the Series A and B Redeemable Convertible Preferred Shares exercised by the respective holders.

Redemption

After the third anniversary of the first issuance of the Series A Redeemable Convertible Preferred Shares, the holders of not less than a majority of the then outstanding Series A and Series B

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Redeemable Convertible Preferred Shares may require the Company to redeem all of the outstanding Preferred Shares, if not previously converted, for an amount equal to 150% of their respective original issue price plus all accumulated and unpaid dividends. Dividends shall not accumulate or accrue unless declared.

Liquidation

In the event of any liquidation event and so long as any of the Series A and Series B Redeemable Convertible Preferred Shares have not been converted into ordinary shares, the shareholders of the Preferred Shares are entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 150% of the respective original issue price and any declared but unpaid dividends. After such payment has been made to holders of the preferred shares, any remaining assets of the Company will be distributed pro rata to the holders of ordinary shares and the Preferred Shares on an as-converted basis.

Liquidation events include (i) a liquidation, winding-up or dissolution of the Company or the PRC Company (which refers to Jiangxi Jinko), or (ii) at the election of the preferred shareholders, a merger, acquisition or sale of voting control of the Company or the PRC Company in which its shareholders do not retain a majority of the voting power in the surviving company, or (iii) a sale of all or substantially all of the Company or the PRC Company’s assets, or (iv) a merger which values the Company at less than 150% of the post-money valuation of the Company immediately after the closing of the investment by holders of Series B Redeemable Convertible Preferred Shares in the Series B Redeemable Convertible Preferred Shares of Paker.

Dividend

The Series A Redeemable Convertible Preferred Shares shall rank pari passu with Series B Redeemable Convertible Preferred Shares in terms of rights to receive dividends and distributions from the Company. The holders of Series A and B Redeemable Convertible Preferred Shares shall be entitled to dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 10% per annum of their respective original issue price, when and as declared by the Board. No dividend, whether in cash, in property, in shares of the Company or otherwise, shall be paid on any other class or series of shares of the Company unless and until the dividend aforesaid is first paid in full on the Series A and B Redeemable Convertible Preferred Shares. Except for the dividend rights set forth above, the Series A and B Redeemable Convertible Preferred Shares shall not participate with the ordinary shares in any further dividend or distribution of the earnings or profits of the Company. Dividends shall not accumulate or accrue unless declared.

Voting Rights

The holders of Series A and B Redeemable Convertible Preferred Shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Such holder of the preferred shares is entitled to vote on such matters at any meeting of members of the Company.

The Company classified the Series A and B Redeemable Convertible Preferred Shares in the mezzanine section of the balance sheet in accordance with provisions of Accounting Series Release

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

No. 268 (“ASR 268”). In addition, the Company records accretion on the preferred shares to its redemption value using the effective interest method from the issuance date to the earliest redemption date. For the year ended December 31, 2008, such accretion amounted to RMB13,747,632 and RMB10,726,746 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively. For the six-month period ended June 30, 2009, such accretion amounted to RMB15,195,999 and RMB20,181,692 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively.

In connection with the issuance of the Series A Redeemable Convertible Preferred Shares, Paker issued 14,629 ordinary shares (Note 19) and paid cash in the amount of US$469,000 to third parties for professional services rendered. Paker has the option to repurchase the 14,629 ordinary shares issued from the consultant at a nominal price upon the redemption of the Series A Redeemable Convertible Preferred Shares. The fair value of the ordinary shares issued is RMB20,004,865. In connection with the issuance of Series B Redeemable Convertible Preferred Shares, Paker is obligated to pay US$867,300 to third parties for consulting services. The fair value of the ordinary shares issued and the cash consideration paid to the third party consultants were recorded as stock issuance costs.

19. ORDINARY SHARES AND SHARE EXCHANGE

Upon inception, Paker had 10,000 authorized ordinary shares at HK$1 par value, with 100 (12,500,000 on post 2008 and 2009 Share Splits and Share Dividend basis) shares issued and outstanding to the founding shareholders. In May 2007, Paker issued additional 300 (37,500,000 on post 2008 and 2009 Share Splits and Share Dividend basis) ordinary shares at par value of HK$1 to the then existing ordinary shareholders on a pro rata basis. On May 30, 2008, Paker increased its authorized number of shares to 10,000,000 shares with par value of HK$0.001, consisting of 9,892,497 ordinary shares and 107,503 Series A Redeemable Convertible Preferred Shares by effecting a share split of 1 for 1,000 shares for its ordinary shares (“2008 Share Split”). On May 30, 2008, Paker effected a share split in the form of a Share Dividend of 600,000 ordinary shares at par value of HK$0.001 to the then existing ordinary shareholders on a pro rata basis.

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (“Share Exchange”). The par value of the ordinary shares of the Company is US$0.001.

As described in Note 25, on September 15, 2009, the Board of Directors approved a share split with the result of each share becoming 50 shares of the same class (“2009 Share Split”). The par value of the ordinary shares of the Company is US$0.00002 after the 2009 Share Split.

Accordingly, all shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for the periods presented, as if the 2008 and 2009 Share Splits, the Share Dividend and the Share Exchange occurred at the beginning of the periods presented.

As described in Note 18, the Company issued 14,629 (731,450 post 2009 Share Split) ordinary shares to a consultant in connection with the issuance of Series A Redeemable Convertible Preferred

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Shares. The fair value of which was recorded as issuance costs against the Series A Redeemable Convertible Preferred Shares proceeds.

As described in Note 18, as agreed with the preferred shareholders, the Shareholders agreed to transfer 76,258 (3,812,900 post 2009 Share Split) ordinary shares and 14,031 (701,500 post 2009 Share Split) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares and one of the holders of Series A Redeemable Convertible Preferred Shares, respectively, in connection with the amendment of the 2009 Performance Target. The share transfer was completed on September 15, 2009.

20. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2006, 2007, 2008 and June 30, 2009 were as follows:

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Amounts due from related parties:
Accounts receivables from a related party:
Accounts receivable from a subsidiary of ReneSola Ltd. (“ReneSola”, controlled by an immediate family member of the principal shareholders and directors of the Company, one of which is an executive officer of the Company)	—	—	69,062,122	100,382
Other receivables from related parties:
Advances to a shareholder of the Company	3,000,000	—	—	—
Advances to equity holders of VIEs	2,879,900	78,015	—	—
Loan receivable from a related party	—	17,000,000	—	—

Sub-total	5,879,900	17,078,015	—	—

Total	5,879,900	17,078,015	69,062,122	100,382

Advances to equity holders of VIEs represent traveling advances which were interest-free and not collateralized. Following the deconsolidation of the VIEs, the balance was collected as of December 31, 2008.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

The loan receivable from a related party as of December 31, 2007 represented a short term interest free loan to Zhejiang Yuhuan Solar Energy Source Co. Ltd., a related company controlled by a family member of one of the Shareholders of the Company. The balance was collected in August 2008.

	December 31,
	2006	2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Amounts due to related parties:
Current liabilities:
Other payables to a related party
Other payables to Desun for leasing of land and buildings	—	—	—	458,460
Advances from related parties:
Advances from a subsidiary of ReneSola	49,810,646	92,433,279	—	—

Short-term borrowings—related parties:
Loans due to the Shareholders	10,080,000	7,524,357	—	—
Loan due to an equity holder of a VIE	—	150,000	—	—
Payments made by certain Shareholders on behalf of the Group	1,056,078	2,960,842	—	—

Subtotal	11,136,078	10,635,199	—	—

Non-current liabilities:
Long term payable to Shareholders (Note 1)	—	61,663,685	—	—

Total	60,946,724	164,732,163	—	458,460

The Group borrowed RMB7,674,357 as of December 31, 2007 from Shareholders and an equity holder of a VIE for financing purpose. The borrowings were repaid in 2008.

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the period from June 6, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008, the six-month periods ended June 30, 2008 and 2009, revenue from sales of products and provision of processing services to a subsidiary of ReneSola amounted to RMB113,935,626, RMB381,371,274, RMB631,856,095, RMB332,510,974 and RMB28,317,315 respectively.

For the year ended December 31, 2008, multicrystalline silicon wafers purchased from a subsidiary of ReneSola amounted to RMB26,324,786.

For the year ended December 31, 2007, raw materials purchased from Global Trade International Industrial Limited (“Global Trade”) amounted to RMB22,008,528. Global Trade was owned by an immediate family member of one of the Shareholders, who is also the Company’s CEO. On December 27, 2007, the shareholder of Global Trade sold all the shares to an unrelated individual and accordingly Global Trade ceased to be the Group’s related party from that date.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Group on July 28, 2008 and became a related party of the Group. For the period from July 29, 2008 to December 31, 2008 and six-month period ended June 30, 2009, Desun charged Jiangxi Jinko RMB458,460 and RMB550,152 in rent (Note 22).

During the six-month period ended June 30, 2009, the Shareholders provided guarantees for Jiangxi Jinko’s several short-term bank borrowings totalling RMB175,000,000 which mature within the next twelve months from June 30, 2009 and Jiangxi Jinko’s long-term bank borrowings of RMB50,000,000 which matures in June 2012 (Note 14).

On June 17, 2009, the Shareholders provided guarantee for Jiangxi Jinko’s short-term borrowing of RMB17,000,000 which matures on June 16, 2010. These borrowings are also collateralised by Desun’s land use rights and buildings (Note 14).

On June 17, 2009, the Shareholders and Desun jointly provided a guarantee for Jiangxi Jinko’s short-term bank borrowings of RMB20,000,000 which mature on June 16, 2010 (Note 14).

21. CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, prepayments and other monetary assets. As of December 31, 2006, 2007, 2008 and June 30, 2009, substantially all of the Group’s cash were held by major financial institutions located in the PRC.

The Group has contracts for the purchases of materials and equipment which are denominated in foreign currencies, including US Dollars and Japanese Yen. Substantially all of the Group’s revenue generating operations are transacted in RMB, which is not freely convertible into foreign currencies. The Group does not hedge its foreign currency exposures and significant changes in the exchange rates between Renminbi and foreign currencies may affect the Group’s results of operations.

From June 6, 2006 to December 31, 2006, 98% of the Group’s revenue was derived from a subsidiary of ReneSola. In addition, 54% and 9.8% of the Group’s revenues for the year ended December 31, 2007 were derived from a subsidiary of ReneSola and Ningbo Solar Electric Power Co., Ltd., respectively. For the year ended December 31, 2008, 29% and 18% of the Group’s revenues were derived from a subsidiary of ReneSola and Ningbo Solar Electric Power Co., Ltd., respectively. For the six-month period ended June 30, 2009, 13.4% of the Group’s revenues was derived from Ningbo Solar Electric Power Co., Ltd. No other customer individually accounted for more than 10% of the revenue for the periods presented.

The Group relies on a limited number of equipment suppliers including GT Solar Incorporated (“GT Solar”), Miyamoto Trading Limited (“Miyamoto”), Ningxia Jing Yang Automation Co., Ltd. (“Jing Yang”) and another supplier in the PRC (the “PRC Equipment Supplier”) for a majority of principal manufacturing equipment and spare parts. For the year ended December 31, 2007, 53% of the Group’s manufacturing equipment was purchased from the PRC Equipment Supplier. For the year

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

ended December 31, 2008, 54% and 22% of the Group’s manufacturing equipment were purchased from Miyamoto and GT Solar, respectively. For the six-month period ended June 30, 2009, 32% and 53% of the Group’s manufacturing equipment were purchased from Jing Yang and Miyamoto, respectively. No other suppliers individually accounted for more than 10% of the equipment purchase for the periods presented.

The Group relies on a limited number of raw material suppliers including Hexing, Shangrao Chuangxin Enterprise Co., Ltd. (“Chuangxin”), Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., (“Zhongneng”) and Extreme International Investment Limited (“Extreme International”). For the year ended December 31, 2008, 53% and 13% of the Group’s raw material purchases were from Hexing and Chuangxin, respectively. For the six-month period ended June 30, 2009, 15%, 14% and 11% of the Group’s raw material purchases were from Zhongneng, Hexing and Extreme International, respectively. No other suppliers individually accounted for more than 10% of the Group’s raw material purchases for the periods presented.

As of June 30, 2009, 25%, 19% and 12% of the balance of the Group’s advance payments were made to three major suppliers, Hoku Materials, Inc. (“Hoku”), Wuxi Zhong Cai Technologies Co., Ltd. and Shangrao Dong Yang Waste Co., Ltd., respectively. The Group is exposed to the credit and financial risks of these suppliers. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules. No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of June 30, 2009.

Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon which the Group has contracted for. While the Group’s prepayment to Hoku is secured by a lien on Hoku’s assets according to the terms of the supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. In Hoku’s quarterly report for the quarter ended June 30, 2009 filed on Form 10-Q on August 3, 2009, Hoku disclosed that it would need to raise additional capital to finance its plant construction project, and if it does not raise sufficient capital or manage its liquidity, there would be substantial doubt that it would be able to continue as a going concern entity through June 30, 2010. As of June 30, 2009, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfil its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$20 million the Group paid to Hoku through July 8, 2009, which could have a material adverse effect on the financial condition of the Group.

As described in Note 14, Jiangxi Jinko’s short-term and long-term bank borrowings of RMB238,000,000 and RMB79,000,000 respectively were collateralized on its inventories totalling RMB528,857,230. As of June 30, 2009, the net book value of inventories held by Jiangxi Jinko was RMB284,168,932, which was lower than the amount of inventories under the collaterals. Jiangxi Jinko has not received request from the lenders for additional collaterals or early repayment of these loans.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

22. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights, from Desun, under a non-cancellable operating lease expiring in January 2018, with an annual rental of RMB1,100,304 and an option to renew. During the same time, the Group also leased offices for its representative offices located in Hong Kong and Shanghai under non-cancellable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Period ending June 30	RMB
2010	2,873,871
2011	1,371,330
2012	1,371,330
2013	1,168,061
2014	1,100,304
Years thereafter	3,851,064

Total	11,735,960

Rental expense under all operating leases were nil, RMB452,461, RMB1,857,295, RMB752,579 and RMB1,515,882 for the period from June 6, 2006 (inception) to December 31, 2006, the years ended December 31, 2007 and 2008, and the six-month periods ended June 30, 2008 and 2009, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB62,879,567 and RMB1,130,000 which were payable within and beyond one year from June 30, 2009, respectively.

The Group entered into several contracts for purchase of land use rights. Total future payments under these contracts amounted to RMB13,510,000 which were payable within one year from June 30, 2009.

(c) Polysilicon supplier agreements

The Group entered into long-term agreements with certain polysilicon vendors and manufacturers during 2008. These agreements specify contractual purchase commitments in quantities and pricing up to 10 years. The Group reviewed these contracts under FAS 133 and FIN 46R and determined that none of these agreements contain embedded derivatives as of June 30, 2009, nor would these supplier contracts cause the suppliers to be considered as variable interest entities. The Group does not anticipate that there will be any loss arising from the agreement for which the purchase prices are fixed.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

In January 2009, the Group amended its agreements with the relevant vendors whereby the purchase terms and payment schedules were revised, and the fixed purchase prices previously agreed to with one of the vendors were revised to market based variable prices. The following is a schedule of future payment obligations under the amended fixed price long-term purchase agreement as of June 30, 2009:

Period ending June 30	RMB
2010	65,472,375
2011	80,426,045
2012	71,468,065
2013	70,101,685
2014	68,735,305
Years thereafter	333,807,625

Total	690,011,100

As of June 30, 2009, the Group had one uncompleted short-term polysilicon purchase agreement, under which the Group’s payment obligation was RMB6,886,555.

In November 2009, the Group further amended its fixed price long-term purchase agreement with one of the vendors whereby the total volume of purchase was reduced and the first delivery by the vendor was postponed to December 2010.

(d) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of June 30, 2009, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against one of its equipment suppliers, Beijing Jingyuntong Technology Co., Ltd. (“Jingyuntong”), for the defects in the monocrystalline furnaces it purchased from Jingyuntong and claimed for compensation of RMB1.82 million for the cost of replacing the defect parts of the furnaces and the loss caused by the defects. Jiangxi Jinko held payment of part of the purchase proceeds with the amount of RMB1.32 million. On July 20, 2009, Jingyuntong filed an action in Daxing People’s Court, Beijing, the PRC against Jiangxi Jinko for the payment of this RMB1.32 million and the compensation for Jiangxi Jinko’s late payment of this amount which is calculated at 0.5% per day on the unpaid amount starting from April 8, 2008. As of date of the report, these two lawsuit are still ongoing and management believes losses associated with the lawsuits to be remote.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

(e) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Heji, in the principal amount of RMB100 million with a term of three years. Of this amount, RMB50 million was outstanding as of June 30, 2009. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. (“JITCL”) on May 31, 2009 for Heji Investment’s payment obligations under its separate trust loan agreement with JITCL (“JITCL Loan Agreement”), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji’s obligations under the JITCL Loan Agreement.

Before its acquisition by the Group, Zhejiang Jinko had entered into five guarantee agreements with four banking institutions, under which Zhejiang Jinko agreed to guarantee in full the repayment obligations of two third parties under their respective loan agreements with such banking institutions. As of June 30, 2009, the total amount outstanding under the loan agreements amounted to RMB38.3 million. If any of these third parties fails to perform its obligations under the loan agreements for which Zhejiang Jinko provides guarantee, Zhejiang Jinko will become liable to the banking institutions under such guarantee agreements.

The Group recorded a guarantee liability of RMB1.5 million as of June 30, 2009.

23. FAIR VALUE MEASUREMENTS

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

On a recurring basis, the Company measures the 2009 and 2010 Performance Adjustment Derivative Liabilities (Note 18) at fair value. Since the 2009 and 2010 Performance Adjustment Derivative Liabilities are not traded on an exchange, they are valued using valuation model. Management is responsible for determining the fair value and considered a number of factors including valuations. The 2009 Performance Adjustment Derivative Liability was bifurcated at the fair value measured with the residual financing proceeds attributed to the Series B Redeemable Convertible Preferred Shares on issuance date. The fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities were determined based on both Level 2 and Level 3 inputs. Management

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

determined that the Level 3 inputs, the IPO probabilities and the financial forecast as of each reporting date, are significant to the overall fair value measurement.

The fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities were RMB30.0 million and zero at December 31, 2008, respectively and RMB3.6 million and RMB18.4 million at June 30, 2009, respectively, using significant unobservable Level 3 inputs.

A summary of changes in the fair value of the Level 3 2009 and 2010 Performance Adjustment Derivative Liabilities for the year ended December 31, 2008 and the six-month period ended June 30, 2009 were as follows, respectively:

RMB
At issuance of the Series B Redeemable Convertible Preferred Shares	204,689
Realized loss included in Change in Fair Value of Derivative	29,812,680

Balance at December 31, 2008	30,017,369

Realized loss included in Change in Fair Value of Derivatives	35,539,470
Realized loss reduced by contribution by founders (Note 18)	(43,561,732)

Balance at June 30, 2009	21,995,107

The Change in Fair Value of Derivatives recognized in earnings was RMB29.8 million and RMB35.5 million for the year ended December 31, 2008 and the six-month period ended June 30, 2009, respectively.

24. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company either in the form of dividends, loans or advances. Even though the Company does not currently require any such dividends, loans or advances from the Company’s PRC subsidiary for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiary due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the Company’s shareholders. Restricted net assets as of June 30, 2009 were RMB670,700,701.

25. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through January 20, 2010, which is the date the financial statements became available to be issued. Subsequent to June 30, 2009, the Group obtained additional borrowings (Note 14) and amended its fixed price long-term purchase agreement with one of its polysilicon vendors (Note 22 (c)).

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

The Group adopted a long-term incentive plan (the “Plan”) in July 2009 and granted options to certain of the Group’s administrative and management personnel from August 28, 2009 to September 15, 2009 to purchase in total 60,495 shares (3,024,750 post 2009 Share Split) of the Company’s ordinary shares. The exercise price of these options is US$156.38 per share. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not terminated prior to each such vesting date. For certain employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel’s service with the Group has not terminated prior to each such vesting date. No portion of the share option, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan. Given the exercise restriction, the recognition of share-based compensation expense is delayed. Such expense accumulated from grant date will be recognized at the time of an effective initial public offering.

On September 15, 2009, the Shareholders and the holders of the Series A and B Redeemable Convertible Preferred Shares agreed: 1) to remove the existing definition of a Qualified IPO and replace it with the following: “Qualified IPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the NYSE;” 2) to remove the requirement for the Shareholders to transfer certain amounts of ordinary shares to the holders of the Series B Redeemable Convertible Preferred Shares in the event that the value of each ordinary share issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a Qualified IPO is less than a defined target IPO price per share; and 3) that the 14,031 and 76,258 ordinary shares transferred to the holders of Series A and B Redeemable Convertible Preferred Shares in connection with the June 22, 2009 amendment to the 2009 Performance Target shall be returned to the Shareholders in the event of the redemption of the Series A and B Redeemable Convertible Preferred Shares exercised by the respective holders (Note 18).

On September 15, 2009, the Board of Directors approved a share split with the result of each share becoming 50 shares of the same class, pursuant to which the share capital of the Company was divided into 500,000,000 shares of par value US$0.00002 per share.

On November 25, 2009, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, to facilitate settlement of payments and the Company’s overseas sales and marketing efforts in future.

On December 24, 2009, Jiangxi Jinko and Xiande Li, the Company’s chairman and one of the Shareholders, jointly established Shangrao Jinko Solar Import and Export Co., Ltd. (“Shangrao Jinko”). Upon establishment, 75% and 25% capital of Shangrao Jinko was to be contributed by Jiangxi Jinko and Xiande Li, respectively. On January 14, 2010, Xiande Li gave up his right as the equity owner before he made any capital contribution to Shangrao Jinko, and accordingly Shangrao Jinko became a solely owned subsidiary of Jiangxi Jinko. Shangrao Jinko was established to facilitate the Company’s future import and export activities in the PRC, it has not started any operation as of the date of the report.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

26. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries and VIEs under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the Company’s shares of the profit or loss of subsidiaries and VIEs are presented as “Share of (loss) / income from subsidiaries and VIEs” in the statements of operations.

The Company undertook the Share Exchange with the then existing shareholders of Paker, the holding company of its subsidiaries and VIE subsidiaries, on December 16, 2008 (Note 18). Upon completion, Paker becomes a wholly-owned subsidiary of the Company. The Share Exchange was accounted for as a recapitalization of the Company, as such, the separate condensed financial statements of the Company are presented as if the current corporate structure has been in existence since June 6, 2006 (inception).

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2006, 2007 and 2008 and June 30, 2009.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the Period from June 6, 2006 (inception) to December 31, 2006	Year ended December 31		Six-month period ended June 30, 2009
		2007	2008
	RMB	RMB	RMB	RMB
Net revenues	—	7,581,178	—	—
Cost of revenues	—	(7,321,078)	—	—

Gross profit	—	260,100	—	—

Total operating expenses	(6,670)	(1,195,547)	(3,598,728)	(3,714,808)

(Loss)/Income from operations	(6,670)	(935,447)	(3,598,728)	(3,714,808)

Investment disposal loss	—	—	(10,165,516)	—
Share of (loss)/income from subsidiaries and VIEs	(1,363,221)	76,980,992	262,320,421	27,083,419
Exchange loss	—	—	(23,539)	—
Change in fair value of derivatives	—	—	(29,812,680)	(35,539,470)

(Loss)/Income before income tax expenses	(1,369,891)	76,045,545	218,719,958	(12,170,859)

Income tax expenses	—	—	—	—

Net (loss)/income for the period/year	(1,369,891)	76,045,545	218,719,958	(12,170,859)

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Condensed balance sheets:

	December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2009
	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash	53,673	2,270,497	—	—
Other current assets	—	151,676	—	1,140,261

Total current assets	53,673	2,422,173	—	1,140,261
Investments in subsidiaries and VIEs	5,653,879	179,973,960	822,994,115	850,426,556

Total assets	5,707,552	182,396,133	822,994,115	851,566,817

LIABILITIES
Current liabilities:
Due to a subsidiary	—	930,000	—	29,028
Other current liabilities	—	5,712,274	—	1,400,261
Derivative liabilities	—	—	30,017,369	21,995,107

Total current liabilities	—	6,642,274	30,017,369	23,424,396

Total liabilities	—	6,642,274	30,017,369	23,424,396

Series A Redeemable Convertible Preferred Shares	—	—	157,224,946	172,420,945
Series B Redeemable Convertible Preferred Shares	—	—	245,402,237	265,960,102

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 shares authorized; 12,500,000, 50,000,000 and 50,731,450 shares issued and outstanding as of December 31, 2006, 2007 and 2008, respectively)	1,967	7,707	7,809	7,809
Additional paid-in capital	7,075,476	101,070,498	121,463,257	176,465,933
(Accumulated deficit)/Retained earnings	(1,369,891)	74,675,654	268,878,497	213,287,632

Total Equity	5,707,552	175,753,859	390,349,563	389,761,374

Total liabilities, preferred shares and equity	5,707,552	182,396,133	822,994,115	851,566,817

Other current assets represented the IPO costs comprising professional fees incurred in relation to the Group’s public initial offering, which will be offset against the proceeds when the offering is consummated.

The balance due to a subsidiary represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

Condensed statements of cash flows:

	For the period from June 6, 2006 (inception) to December 31, 2006	For the years ended		For the six-month period ended
		2007	2008	June 30, 2009
	RMB	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss)/income	(1,369,891)	76,045,545	218,719,958	(12,170,859)
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Change in fair value of derivatives	—	—	29,812,680	35,539,470
Non-cash compensation to ordinary shareholders/employees (18)	—	—	—	3,425,855
Loss on disposal of subsidiary	—	—	10,165,516	—
Share of loss/(income) from subsidiaries and VIEs	1,363,221	(76,980,992)	(262,320,421)	(27,083,494)
Exchange loss	—	—	23,539	—
Changes in operating assets and liabilities:
Increase in other current assets	—	(151,676)	(8,241,551)	(1,140,261)
Increase in due to a subsidiary	—	930,000	3,131,088	29,028
Increase in other current liabilities	—	5,712,274	1,123,828	1,400,261

Net cash (used in)/from operating activities	(6,670)	5,555,151	(7,585,363)	—

Cash flows from investing activities:
Investments in subsidiaries	(3,017,100)	(100,536,822)	(484,406,349)	—
Cash received from the Shareholders for disposal of investment in a subsidiary	—	—	57,849,277	—
Cash paid for the acquisition of Zhejiang Jinko	—	—	—	—
Cash received from disposal of Desun	—	—	34,102,500	—

Net cash used in investing activities	(3,017,100)	(100,536,822)	(392,454,572)	—

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	3,077,443	97,198,495	—	—
Net proceeds from issuance of preferred shares	—	—	398,849,622	—
Proceeds from short-term borrowings	—	—	—	—

Net cash provided by financing activities	3,077,443	97,198,495	398,849,622	—

Effect of foreign exchange rate changes on cash	—	—	(23,539)	—

Net increase/(decrease) in cash	53,673	2,216,824	(1,213,852)	—
Cash, beginning of period/year	—	53,673	2,270,497	—

Cash, end of period/year	53,673	2,270,497	1,056,645	—

Supplemental disclosure of non-cash investing and financing cash flow information:
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	—	—	20,004,865	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	—	—	500,000	—

27. PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE FOR CONVERSION OF PREFERRED SHARES

The Preferred Shares are convertible into ordinary shares at any time. Automatic conversion will occur based on the then effective conversion ratio immediately upon the closing of a Qualified IPO or at the election of the holders of at least 67% of the outstanding Preferred Shares. The conversion price is

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM JUNE 6, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009

subject to certain adjustments depending on the Group’s performance and the value of the Company’s ordinary shares upon public offering as defined by the Company’s memorandum of association.

Upon closing of a Qualified IPO by April 30, 2010, the 2009 and 2010 Performance Adjustment features will be eliminated and hence the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities will decrease to zero. Such change in fair value of the derivative liabilities upon a Qualified IPO will be recognized as income in the Company’s consolidated statement of operations in the period in which a Qualified IPO is consummated.

The following disclosures are made in consideration of the closing of a Qualified IPO to be probable:

The unaudited pro-forma balance sheet as of June 30, 2009 presents an adjusted financial position as if the 5,375,150 shares of Series A Redeemable Convertible Preferred Shares and the 7,441,450 shares of Series B Redeemable Convertible Preferred Shares have been converted as of June 30, 2009, at the then conversion ratios of 1 for 1 for Series A Redeemable Convertible Preferred Shares and 1 for 1.0054 for Series B Redeemable Convertible Preferred Shares after the effect of the adjustment to conversion prices based on the Company’s performance for the year ended December 31, 2008 (Note 18). Accordingly, the carrying value of the Preferred Shares, in the amount of RMB438,381,047, was reclassified from Preferred Shares to Ordinary Shares for such pro forma adjustment.

The unaudited pro forma balance sheet as of June 30, 2009, also gives effect to the elimination of the 2009 and 2010 Performance Adjustment Derivative Liabilities which will occur upon closing of a Qualified IPO. Accordingly, the carrying value of the derivative liabilities at June 30, 2009, in the amount of RMB21,995,107, was reclassified from Derivative Liabilities to (Accumulated Deficit)/Retained Earnings for such pro forma adjustment. Pro forma EPS does not give effect to the elimination of the derivative liabilities as the effect of such elimination is nonrecurring and will be included in the Company’s earnings immediately upon close of the Qualified IPO.

The unaudited pro-forma earnings per share for the six-month period ended June 30, 2009 after giving effect to the conversion of the Series A Redeemable Convertible Preferred Shares and the Series B Redeemable Convertible Preferred Shares into common shares as of inception at the conversion ratio of 1 for 1 are as follows:

	Year ended December 31, 2008	Six-month period ended June 30, 2009
	RMB Unaudited	RMB Unaudited
Numerator:
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	177,761,084	(75,813,289)
Pro-forma effect of preferred shares	40,958,874	63,642,430

Pro-forma net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders—Basic and diluted	218,719,958	(12,170,859)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	50,429,700	50,731,450
Pro-forma effect of preferred shares	5,272,050	12,816,600

Denominator for pro-forma basic and diluted calculation	55,701,750	63,548,050

Pro-forma basic and diluted earnings/(loss) per share attributable to JinksoSolar Holding Co., Ltd.’s ordinary shareholders	3.93	(0.19)

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the nine-month periods ended September 30,
	Note	2008	2009	2009
		RMB	RMB	US$ (Note 2(d))
Revenue from third parties		1,103,175,922	851,710,846	124,770,860
Revenue from a related party	17	435,997,551	28,317,315	4,148,328

Total revenues	3	1,539,173,473	880,028,161	128,919,188
Cost of revenues		(1,313,758,468)	(761,544,348)	(111,561,974)

Gross profit		225,415,005	118,483,813	17,357,214
Operating expenses:
Selling and marketing		(824,472)	(6,644,072)	(973,319)
General and administrative		(25,967,977)	(59,759,274)	(8,754,398)
Research and development		(110,060)	(1,256,086)	(184,010)

Total operating expenses		(26,902,509)	(67,659,432)	(9,911,727)

Income from operations		198,512,496	50,824,381	7,445,487
Interest expenses, net		(4,107,517)	(19,590,564)	(2,869,908)
Government subsidy income		637,320	8,287,564	1,214,082
Loss on disposal of subsidiary		(10,165,516)	—	—
Exchange loss		(4,974,772)	(667,220)	(97,744)
Other expenses, net		(105,593)	(595,684)	(87,264)
Change in fair value of derivatives	19	204,689	(36,538,637)	(5,352,706)

Income before income taxes		180,001,107	1,719,840	251,947
Income taxes	4	(822,280)	—	—

Net income		179,178,827	1,719,840	251,947
Less: Net income attributable to non-controlling interests		(576,826)	—	—

Net income attributable to JinkoSolar Holding Co., Ltd.		178,602,001	1,719,840	251,947

Series A redeemable convertible preferred shares accretion		(6,271,838)	(23,295,217)	(3,412,619)
Series B redeemable convertible preferred shares accretion		(756,227)	(31,101,952)	(4,556,261)
Allocation to preferred shareholders		(6,272,188)	(30,320,760)	(4,441,821)
Deemed dividend to a preferred shareholder		—	(8,015,089)	(1,174,166)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders		165,301,748	(91,013,178)	(13,332,920)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share
Basic and diluted	14	3.28	(1.79)	(0.26)

Weighted average ordinary shares outstanding
Basic and diluted	14	50,328,352	50,731,450	50,731,450

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of
	Note	December 31, 2008	September 30, 2009	September 30, 2009	September 30, 2009 pro-forma	September 30, 2009 pro-forma
		RMB	RMB	US$ (Note 2(d))	RMB	US$ (Note 2(d))
ASSETS
Current assets:
Cash and cash equivalent		27,323,587	90,355,649	13,236,596	90,355,649	13,236,596
Restricted cash		9,662,000	79,378,539	11,628,511	79,378,539	11,628,511
Short-term investment	5	—	41,000,000	6,006,270	41,000,000	6,006,270
Notes receivable		—	500,000	73,247	500,000	73,247
Accounts receivable, net—a related party	17	69,062,122	100,382	14,705	100,382	14,705
Accounts receivable, net—third parties		8,039,510	155,431,164	22,769,793	155,431,164	22,769,793
Advances to third party suppliers	6	110,638,316	163,896,336	24,009,894	163,896,336	24,009,894
Inventories	7	272,030,481	347,718,308	50,938,781	347,718,308	50,938,781
Other receivables from related parties	17	—	192,838	28,250	192,838	28,250
Prepayments and other current assets	8	32,224,382	54,313,601	7,956,638	54,313,601	7,956,638

Total current assets		528,980,398	932,886,817	136,662,685	932,886,817	136,662,685
Property, plant and equipment, net	9	352,929,483	588,362,982	86,191,876	588,362,982	86,191,876
Land use rights, net	10	165,509,635	228,875,019	33,528,906	228,875,019	33,528,906
Advances to suppliers to be utilized beyond one year	6	187,270,550	232,180,000	34,013,067	232,180,000	34,013,067
Goodwill		—	45,645,832	6,686,858	45,645,832	6,686,858
Other assets	11	43,330,382	28,037,491	4,107,335	28,037,491	4,107,335

Total assets		1,278,020,448	2,055,988,141	301,190,727	2,055,988,141	301,190,727

LIABILITIES
Current liabilities:
Accounts payable—third parties		23,985,326	101,803,924	14,913,704	101,803,924	14,913,704
Notes payable		—	114,047,578	16,707,330	114,047,578	16,707,330
Accrued payroll and welfare expenses		9,535,889	24,797,581	3,632,706	24,797,581	3,632,706
Advances from third party customers		184,749,026	35,658,195	5,223,725	35,658,195	5,223,726
Other payables and accruals	13	83,043,005	61,959,475	9,076,715	61,959,475	9,076,715
Derivative liabilities	19	30,017,369	22,994,274	3,368,532	—	—
Short-term borrowings from third parties, including current portion of long-term bank borrowings	12	150,000,000	582,674,908	85,358,605	582,674,908	85,358,605

Total current liabilities		481,330,615	943,935,935	138,281,318	920,941,661	134,912,786

Non-current liabilities:
Long-term borrowings	12	—	248,625,000	36,422,168	248,625,000	36,422,168
Guarantee liability		—	1,500,000	219,742	1,500,000	219,742
Long-term payable for capital lease		3,713,087	—	—	—	—
Deferred tax liability	4	—	2,779,473	407,177	2,779,473	407,177

Total liabilities		485,043,702	1,196,840,408	175,330,405	1,173,846,134	171,961,873

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

		As of
	Note	December 31, 2008	September 30, 2009	September 30, 2009	September 30, 2009 pro-forma	September 30, 2009 pro-forma
		RMB	RMB	US$ (Note 2(d))	RMB	US$ (Note 2(d))
Commitments and contingencies	18
Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 shares authorized; 5,375,150 shares issued and outstanding as of December 31, 2008 and September 30, 2009, respectively; none outstanding on a pro-forma basis as of September 30, 2009; liquidation preference of RMB245,844,000 as of September 30, 2009)		157,224,946	180,520,163	26,445,191	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 shares authorized; 7,441,450 shares issued and outstanding as of December 31, 2008 and September 30, 2009, respectively; none outstanding on a pro-forma basis as of September 30, 2009; liquidation preference of RMB360,571,200 as of September 30, 2009)		245,402,237	276,504,189	40,506,312	—	—

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 shares authorized; 50,731,450 shares issued and outstanding as of December 31, 2008 and September 30, 2009, respectively; 63,587,850 outstanding on a pro-forma basis as of September 30, 2009)		7,809	7,809	1,144	9,566	1,401
Additional paid-in capital		121,463,257	193,929,493	28,409,583	650,952,088	95,360,829
Statutory reserves		25,825,125	25,825,125	3,783,236	25,825,125	3,783,236
Retained earnings		243,053,372	182,360,954	26,714,856	205,355,228	30,083,388

Total JinkoSolar Holding Co., Ltd. shareholders’ equity		390,349,563	402,123,381	58,908,819	882,142,007	129,228,854

Non-controlling interests		—	—	—	—	—

Total equity		390,349,563	402,123,381	58,908,819	882,142,007	129,228,854

Total liabilities and equity		1,278,020,448	2,055,988,141	301,190,727	2,055,988,141	301,190,727

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

	Notes	Ordinary Shares		Additional paid in capital	(Accumulated deficit) / Retained earnings	Statutory reserves	Non-controlling interests	Total equity
		Number of shares	Par value
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2007		50,000,000	7,707	101,070,498	74,675,654	—	10,940,073	186,693,932
Issuance of ordinary shares to a consultant		731,450	102	20,004,763	—	—	—	20,004,865
Appropriation to statutory reserves of Desun		—	—	—	(30,000)	30,000	—	—
Disposal of a subsidiary		—	—	—	—	(30,000)	—	(30,000)
Deconsolidation of VIEs		—	—	387,996	—	—	(10,940,073)	(10,552,077)
Series A Redeemable Convertible Preferred Shares accretion		—	—	—	(6,271,838)	—	—	(6,271,838)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	(756,227)	—	—	(756,227)
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	178,602,001	—	—	178,602,001

Balance as of September 30, 2008		50,731,450	7,809	121,463,257	246,219,590	—	—	367,690,656

Balance as of December 31, 2008		50,731,450	7,809	121,463,257	243,053,372	25,825,125	—	390,349,563
Series A Redeemable Convertible Preferred Shares accretion		—	—	—	(23,295,217)	—	—	(23,295,217)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	(31,101,952)	—	—	(31,101,952)
Deemed dividend to a preferred shareholder		—	—	8,015,089	(8,015,089)	—	—	—
Contribution from the Shareholders in the form of ordinary shares	15	—	—	43,561,732	—	—	—	43,561,732
Non-cash compensation to ordinary shareholders/employees	15	—	—	20,889,415	—	—	—	20,889,415
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	1,719,840	—	—	1,719,840

Balance as of September 30, 2009		50,731,450	7,809	193,929,493	182,360,954	25,825,125	—	402,123,381

Balance as of September 30, 2009 (US$ (Note 2 (d))	2(d)	50,731,450	1,144	28,409,583	26,714,856	3,783,236	—	58,908,819

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

	For the nine-month periods ended September 30,
	2008	2009	2009
	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net income attributable to JinkoSolar Holding Co., Ltd.	178,602,001	1,719,840	251,947
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivatives (Note 19)	(204,689)	36,538,637	5,352,705
Non-cash compensation to ordinary shareholders/employees (Note 15)	—	20,889,415	3,060,182
Depreciation of property, plant and equipment	5,691,079	30,353,524	4,446,621
Amortization of land use rights	1,877,579	1,349,547	197,701
Inventory provision	—	7,641,859	1,119,489
Provision for impairment of other receivable (Note 8)	—	2,000,000	292,989
Non-controlling interests	576,826	—	—
Investment loss	10,165,516	—	—
Exchange loss	4,531,663	667,220	97,744
Changes in operating assets and liabilities:
Increase in restricted cash for issuance of notes payable to purchase materials	—	(39,989,801)	(5,858,281)
Increase in accounts receivable	(13,326,217)	(59,753,484)	(8,753,550)
Increase in notes receivable	—	(500,000)	(73,247)
Increase in advances to suppliers	(278,154,041)	(68,744,766)	(10,070,723)
Increase in inventories	(249,999,539)	(52,240,779)	(7,652,981)
Decrease in other receivables from related parties	48,511,160	—	—
Increase in prepayments and other current assets	(11,346,259)	(24,495,504)	(3,588,454)
Increase in other assets	—	(2,181,667)	(319,602)
Increase in accounts payable	4,199,504	70,893,723	10,385,533
Increase in notes payable	—	65,463,901	9,590,094
Increase in accrued payroll and welfare expenses	7,701,082	11,025,546	1,615,181
Decrease in advances from a related party	(57,397,448)	—	—
Increase/(decrease) in advances from third party customers	99,091,279	(140,735,113)	(20,616,904)
Decrease in other payables and accruals	(14,422,499)	(34,744,962)	(5,089,942)

Net cash used in operating activities	(263,903,003)	(174,842,864)	(25,613,498)

Cash flows from investing activities:
Increase in restricted cash for purchase of machinery and equipment	(15,527,000)	(8,501,900)	(1,245,481)
Purchase of property, plant and equipment	(242,883,130)	(128,512,250)	(18,826,324)
Purchase of land use rights	(98,829,088)	(42,102,650)	(6,167,802)
Net cash paid for acquisition of a subsidiary	—	(59,248,833)	(8,679,621)
Cash outflow from deconsolidation of VIEs	(13,273,389)	—	—
Cash received from third party for disposal of investment in subsidiaries	34,102,500	—	—
Cash received for disposal of investment in a subsidiary	57,849,277	—	—
Repayment of loan from a related party	17,000,000	—	—
Loans to third parties	(3,000,000)	—	—
Repayment of loan by a third party	1,350,000	3,000,000	439,483
Cash paid for short-term investment	—	(41,000,000)	(6,006,270)

Net cash used in investing activities	(263,210,830)	(276,365,633)	(40,486,015)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS—(Continued)

	For the nine-month periods ended September 30
	2008	2009	2009
	RMB	RMB	US$ (Note 2(d))
Cash flows from financing activities:
Capital injection to VIEs by VIEs shareholders	10,817,503	—	—
Net proceeds from issuance of Series A Redeemable Convertible Preferred Shares	163,482,179	—	—
Net proceeds from issuance of Series B Redeemable Convertible Preferred Shares	240,482,523	—	—
Cash paid for capital lease	(6,109,822)	(5,741,612)	(841,114)
Cash received from borrowings from related parties	2,402,773	—	—
Repayment of borrowings to related parties	(10,077,130)	—	—
Borrowings from third parties	255,722,228	888,641,380	130,180,976
Repayment of borrowings from third parties	(111,212,228)	(368,662,172)	(54,006,940)

Net cash provided by financing activities	545,508,026	514,237,596	75,332,922

Effect of foreign exchange rate changes on cash	(3,746,896)	2,963	434
Net increase in cash and cash equivalent	14,647,297	63,032,062	9,233,843
Cash and cash equivalent, beginning of period	27,242,191	27,323,587	4,002,753

Cash and cash equivalent, end of period	41,889,488	90,355,649	13,236,596

Supplemental disclosure of cash flow information
Cash paid for income tax	217,528	—	—
Cash paid for interest expenses	3,948,484	21,585,449	3,162,147

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in notes payables and other payables	7,589,186	39,580,168	5,798,273
Payable under capital lease	13,105,683	5,616,721	822,818
Payable for acquisition of a subsidiary	—	10,000,000	1,464,944
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	20,004,865	—	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	5,615,080	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of JinkoSolar Holding Co., Ltd. (the “Company”), its subsidiaries, which include Paker Technology Limited (“Paker”), Jiangxi Desun Energy Co., Ltd. (“Desun”) and Jinko Solar Co., Ltd. (“Jiangxi Jinko”, formerly known as Jiangxi Kinko Energy Co., Ltd., Jiangxi Jinko Energy Co., Ltd. or Jiangxi Jinko Solar Co., Ltd.), the subsidiaries of Jiangxi Jinko, Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”, formerly known as Zhejiang Sun Valley Energy Application Technology Co., Ltd.) and Shangrao Xinwei Industry Co., Ltd. (“Xinwei”), and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shangrao Yangfan Electronic Materials Co., Ltd. (“Yangfan”, formerly known as Shangrao Zhongcheng Semiconductor Materials Co., Ltd.), Shangrao Tiansheng Semiconductor Materials Co., Ltd. (“Tiansheng”), Shangrao Hexing Enterprise Co., Ltd. (“Hexing”) and Shanghai Alvagen International Trading Co., Ltd. (“Alvagen”). The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

Paker was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People’s Republic of China (“the PRC”), who held the investment on behalf of three PRC shareholders (the “Shareholders”) via a series of entrustment agreements.

The Company was incorporated in the Cayman Islands on August 3, 2007. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the “Share Exchange”). As a result, Paker became a wholly-owned subsidiary of the Company.

The immediate family members of the Shareholders established Desun on behalf of the Shareholders on June 6, 2006 in Shangrao, Jiangxi province, the PRC. In January 2007 the shares were transferred to the Shareholders of the Company. From February 28, 2007 to August 9, 2007, Paker entered into various agreements with Desun under which Paker injected capital into Desun. Upon the completion of the capital injections, the Shareholders owned 72.98% of Desun, Paker owned the remaining 27.02% and Desun became a foreign invested enterprise. In addition, on February 27, 2007, the Shareholders executed an agreement whereby they pledged their shares and beneficial interest (“Share Pledge Agreement”) in Desun to Paker. As a result, Paker obtained 100% voting control and economic interest of Desun (“Reorganization”). However, the Shareholders continued to have legal ownership of the paid-in capital of Desun as the Share Pledge Agreement did not transfer the legal title of the pledged shares to Paker under PRC law. Accordingly, the paid-in capital of Desun amounted to RMB4,000,000 at inception, which was recorded as additional paid in capital prior to February 27, 2007, was reclassified as long-term payable to Shareholders. Additional paid-in capital and capital surplus of Desun contributed by the Shareholders during the year ended December 31, 2007 subsequent to the Share Pledge Agreement amounting to RMB57,663,685 were also presented as long-term payable to Shareholders.

The Reorganization and the Share Exchange were accounted for as legal reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence from the inception of Desun.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

Xinwei was established on July 16, 2007 by Jiangxi Jinko and a PRC citizen with total registered capital of RMB7.5 million. Jiangxi Jinko and the individual held equity interest of 60% and 40%, respectively.

The Group disposed and deconsolidated Xinwei and Desun as of December 28, 2007 and July 28, 2008, respectively.

The financial statements of the VIEs were consolidated by the Company beginning on the date that the Company became the primary beneficiary of the VIEs. They were deconsolidated in September 2008 when the Company ceased to be the primary beneficiary of Yangfan and Alvagen, and when Hexing and Tiansheng were no longer VIEs.

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009.

For the periods presented, the Group is principally engaged in manufacturing, processing and sale of polycrystalline and monocrystalline silicon ingots and wafers and related silicon materials in the PRC.

All significant transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

2. PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the period from June 6, 2006 (inception) to December 31, 2006, for the years ended December 31, 2007 and 2008 and for the six-month period ended June 30, 2009. These unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the Company’s consolidated financial statements as of and for the nine-month periods ended September 30, 2008 and 2009. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of December 31, 2006, 2007 and 2008, and June 30, 2009, and for the period from June 6, 2006 (inception) to December 31, 2006 and the year ended December 31, 2007 and 2008, and for the six-month period ended June 30, 2009.

The preparation of unaudited condensed consolidated financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and related disclosures. Actual results could materially differ from these estimates.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

b. Business combination and goodwill

The Group accounts for business combination using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill represents the excess of the purchase price over the full fair value of the identifiable assets and liabilities of the acquired business. In a business acquisition, any acquired intangible assets that do not meet separate recognition criteria are recognized as goodwill.

No amortization is recorded for goodwill. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The impairment of goodwill is determined by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. No impairment loss was recorded for all periods presented.

c. Share based compensation

All share-based payments to employees and directors, including grants of employee stock options and restricted shares are recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The number of awards for which the service is not expected to be rendered during the requisite period should be estimated, and the related compensation cost is not recorded. However, given the exercise restrictions placed on the options that we have granted, the recognition of share-based compensation expense on these options is delayed. Such expense accumulated from grant date will be recognized at the time of an effective initial public offering. In March 2005, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No.107, which the Company has applied in its accounting for share based compensation.

d. Convenience translation

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of readers and these were calculated at the rate of RMB6.8262 to US$1.00, the noon buying rate in effect on September 30, 2009 in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2009, or at any other rate.

e. Recent accounting pronouncements

During the first nine months of fiscal year 2009, the Company adopted the following accounting standards:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”), the authoritative guidance for GAAP. The Codification,

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

which changes the referencing of financial standards, became effective for interim and annual periods ending on or after September 15, 2009. The Codification is now the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. Only one level of authoritative U.S. GAAP now exists. All other literature is considered non-authoritative. The Codification does not change U.S. GAAP. The Company adopted the Codification during the third quarter of 2009. The adoption of the Codification did not have any substantive impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes the accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The guidance sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. The guidance also identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Effective April 1, 2009, the Company adopted the guidance. The adoption did not have a material impact on the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value”. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The effective date of the ASU is the first reporting period (including interim periods) after August 26, 2009. The adoption did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2009, the FASB issued authoritative guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as one with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest. The guidance will be effective as of the beginning of the annual reporting period commencing after November 15, 2009 and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is assessing the potential impact, if any, of the adoption of the guidance on its consolidated results of operations and financial condition.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

3. REVENUE

	Nine-month period ended September 30,
	2008	2009
	RMB	RMB
Sales of silicon wafers	440,207,716	722,283,267
Sales of silicon ingots	447,490,728	98,882
Sales of recovered silicon materials	649,376,625	28,035,511
Sales of solar cells	—	89,825,504
Sales of solar modules	—	16,740,629
Processing service fees	2,098,404	23,044,368

Total	1,539,173,473	880,028,161

The following table summarises the Group’s revenues generated from sales of products and provision of processing services to customers in respective geographic locations:

	Nine-month period ended September 30,
	2008	2009
	RMB	RMB
Inside the PRC	1,508,670,098	657,991,001
Outside the PRC	30,503,375	222,037,160

Total	1,539,173,473	880,028,161

4. TAXATION

A reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	Nine-month periods ended September 30,
	2008	2009
	%	%
Statutory CIT rate	25.0	25.0
Effect of permanent differences
- Change in fair value of derivative	—	531.1
- Compensation expenses	—	303.7
- Other non-deductible expenses	1.0	116.0
Difference in tax rate of a subsidiary outside the PRC	0.6	10.4
Effect of tax holiday for a subsidiary	(26.6)	(1,010.6)
Change in valuation allowance	0.5	24.4

Effective CIT rate	0.5	—

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

The aggregate amount and per share effect of the tax holiday are as follows:

	Nine-month periods ended September 30,
	2008	2009
	RMB	RMB
The aggregate amount of effect	49,959,695	17,629,863
Per share effect—basic	0.99	0.35
Per share effect—diluted	0.99	0.35

Significant components of deferred tax assets

	December 31, 2008	September 30, 2009
	RMB	RMB
Net operating losses	636,017	1,054,820
Other temporary differences	3,610	3,610

Total deferred tax assets	639,627	1,058,430
Less: Valuation allowance	(639,627)	(1,058,430)

Net deferred tax assets—current	—	—

Significant components of deferred tax liabilities

	December 31, 2008	September 30, 2009
	RMB	RMB
Increase in fair value of property, plant and equipment and land use rights arising from business combination	—	2,930,934
Pre-operating expenses of a subsidiary that are deductible in future periods	—	(151,461)

Deferred tax liabilities—non current, net	—	2,779,473

Movement of valuation allowances

	Nine-month periods ended September 30,
	2008	2009
	RMB	RMB
At beginning of period	(448,134)	(639,627)
Current period addition	(957,737)	(418,803)
Effect of de-consolidation of a subsidiary and VIE subsidiaries	1,086,323	—

At end of period	(319,548)	1,058,430

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

Valuation allowances have been provided on the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2008 and September 30, 2009, valuation allowances were provided because it was more likely than not that the benefits of the deferred income taxes will not be realized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

5. SHORT-TERM INVESTMENTS

As of September 30, 2009, short-term investments mainly represented time deposits of RMB40,000,000 with original maturities of six months. These time deposits were pledged to banks as collateral for issuance of bank acceptance notes to vendors for purchase of raw materials.

6. ADVANCES TO SUPPLIERS

	December 31, 2008	September 30, 2009
	RMB	RMB
Advances to suppliers under purchase contracts with terms of less than 1 year	65,638,316	163,896,336
Advances to suppliers under purchase contracts with terms of more than 1 year	232,270,550	232,180,000
Total	297,908,866	396,076,336

Advances to suppliers to be utilized beyond one year	(187,270,550)	(232,180,000)

Advances to suppliers—current	110,638,316	163,896,336

In July 2008, the Group entered into two long-term purchase agreements with two suppliers to purchase an aggregate 8,550 tons of virgin polysilicon materials over a period of five to ten years. These agreements stipulated the contractual advance payments according to specified timetable. In January, February and November 2009, the Group and respective suppliers agreed to amend these agreements whereby the purchase terms and payment schedules were revised. Advance payments of which receipt of goods are expected to be beyond one year as of the balance sheet date are classified as non-current assets in the Group’s consolidated balance sheets.

As of September 30, 2009, advance to suppliers with terms of less than 1 year mainly represented payments for procurement of recoverable silicon materials which the group will receive in the next six months.

No provision was made against the balance of advances to suppliers as of December 31, 2008 and September 30, 2009 based on management’s assessment of the recoverability of such advances.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

7. INVENTORIES

Inventories consisted of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB
Raw materials	76,408,931	179,433,339
Work-in-progress	60,529,437	57,887,028
Finished goods	140,336,842	115,036,361

	277,275,210	352,356,728
Provision	(5,244,729)	(4,638,420)

Total	272,030,481	347,718,308

Inventories are pledged as collateral for the Group’s short-term and long-term borrowings (Note 12).

8. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB
Value-added tax recoverable	8,040,047	24,984,250
IPO related costs	8,393,227	12,594,279
Advance to a supplier to be refunded	5,993,697	3,993,697
Prepaid service fees	—	5,425,315
Deposits for customs duty and rental	3,547,121	2,745,247
Interest prepaid for a long-term borrowing—current portion	—	1,246,666
Employee advances	1,437,166	1,461,020
Prepaid rent and others	1,813,124	1,863,127
Loan receivable	3,000,000	—

Total	32,224,382	54,313,601

IPO related costs comprised professional fees incurred in relation to the Group’s proposed initial public offering, which will be offset against the proceeds when the offering is consummated.

Interest prepaid for a long-term borrowing is amortised to interest costs over the borrowing term of three years. The portion of the prepaid interest that is to be amortised over the period of more than 1 year from September 30, 2009 is recorded in other assets.

Advance to a supplier to be refunded represented a prior advance payment of RMB5,993,697 made by Jiangxi Jinko to a supplier who failed to deliver goods in accordance with relevant contracts, net of a provision of RMB2,000,000 as of September 30, 2009. Jiangxi Jinko expects to collect the remaining balance of RMB3,993,697 in the next 12 months.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	December 31, 2008	September 30, 2009
	RMB	RMB
Buildings	58,849,298	101,802,346
Machinery and equipment	297,098,871	503,532,591
Furniture, fixture and office equipment	3,351,406	7,039,486
Motor vehicles	4,362,543	6,556,120

Subtotal	363,662,118	618,930,543
Less: accumulated depreciation	(10,853,358)	(41,206,882)

Subtotal	352,808,760	577,723,661
Construction in progress	120,723	10,639,321

Property, plant and equipment, net	352,929,483	588,362,982

Depreciation expense was RMB5,691,079 and RMB30,353,524 for the nine-month periods ended September 30, 2008 and 2009, respectively.

Construction in progress primarily represents the construction of new buildings at Jiangxi Jinko. Costs incurred in the construction were transferred to property, plant and equipment upon construction completion and the buildings became ready for use, at which time depreciation also commenced.

As of September 30, 2009, included in machinery and equipment are assets of RMB14,125,273 under capital lease. The total net book value of such assets as of September 30, 2009 was RMB12,601,051.

Certain property, plant and equipment are pledged as collateral for the Group’s short-term and long-term borrowings (Note 12).

10. LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	December 31, 2008	September 30, 2009
	RMB	RMB
Land use rights	168,245,503	232,960,434
Less: accumulated amortisation	(2,735,868)	(4,085,415)

Land use rights, net	165,509,635	228,875,019

Amortisation expense were RMB1,877,579 and RMB1,349,547 for the nine-month periods ended September 30, 2008 and 2009, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

Certain land use rights are pledged as collateral for the Group’s short-term and long-term borrowings (Note 12).

11. OTHER ASSETS

Other assets consisted of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB
Prepayments for purchase of property, plant and equipment	39,092,800	21,618,242
Deposit for capital lease	4,237,582	4,237,582
Prepaid interest for a long-term borrowing—non-current portion	—	2,181,667

Total	43,330,382	28,037,491

12. BORROWINGS

(a) Short-term borrowings

	December 31, 2008	September 30, 2009
	RMB	RMB
Short-term bank borrowings	150,000,000	522,674,908
Long-term bank borrowings—current portion (Note (b))	—	60,000,000

Total short-term borrowings	150,000,000	582,674,908

The short-term bank borrowings outstanding as of December 31, 2008 and September 30, 2009 carried a weighted average interest rate of 7.64% and 5.24% per annum, respectively. The borrowings were for one year term and matured at various times. Proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings had financial covenants or restrictions other than pledge of the Group’s assets as described below. As of September 30, 2009, borrowings denominated/repayable in EUR and USD were RMB9,020,700 and RMB3,954,208, respectively.

As of September 30, 2009, Jiangxi Jinko had short-term bank borrowings of RMB394,454,208 which were collateralized with certain land use rights, buildings, equipments and inventories. The net book value of land use rights, buildings and equipments under collateral were RMB102,840,650, RMB72,457,615 and RMB161,534,130, respectively, as of September 30, 2009. In addition to the collaterals, RMB118,000,000 was guaranteed by the Shareholders.

As of September 30, 2009, Jiangxi Jinko had short-term bank borrowings of RMB20,000,000 guaranteed by Desun and RMB17,000,000 collateralized with certain land use rights and buildings of Desun. In addition, these borrowings of RMB37,000,000 were also guaranteed by the Shareholders.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

As of September 30, 2009, Zhejiang Jinko had short-term bank borrowings of RMB61,320,700 which were guaranteed by two third parties, Zhejiang Jeans Industry Co., Ltd. (“Zhejiang Jeans”) and Zhejiang Haining Asset Management Co., Ltd. (“Haining Asset Management”), respectively. Jiangxi Jinko pledged its 75% equity interests in Zhejiang Jinko to Haining Asset Management to secure the guarantee provided by Haining Asset Management.

As of September 30, 2009, Zhejiang Jinko had short-term bank borrowings of RMB7,900,000 which were collateralised with its certain land use rights and certain buildings. The net book value of these assets under collateral were RMB11,638,957 and RMB18,553,005, respectively, as of September 30, 2009.

As of September 30, 2009, Zhejiang Jinko had short-term bank borrowing of RMB22,000,000 which was guaranteed by Jiangxi Jinko.

Subsequent to September 30, 2009, the Group obtained additional short-term bank borrowings of RMB333,437,489 and repaid short-term bank borrowings of RMB316,028,371. Additional short-term borrowings were collateralized with part of the Group’s inventories and letter of credit.

(b) Long-term borrowings

	December 31, 2008	September 30, 2009
	RMB	RMB
Long-term bank borrowings	—	260,000,000
Other borrowing	—	50,000,000

	—	310,000,000
Less: current portion	—	(60,000,000)
deferred financing cost	—	(1,375,000)

Total long-term borrowings	—	248,625,000

Future principal repayments on the long-term borrowings are as follows:

RMB
2010	60,000,000
2011	80,000,000
2012	170,000,000

Total	310,000,000

In March 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is repayable in March 2011. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by People’s Bank of China (“PBOC”). The effective interest rate of the borrowing was 5.4% as of September 30, 2009. Interest is payable monthly. The borrowing was guaranteed by Haining Chaoda Warp Knitting Co., Ltd., an equity holder of Zhejiang Jinko before its acquisition by the Group.

In July 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is due for repayment in May 2010. The borrowing carries a variable interest rate that is determined quarterly with

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

reference to the prevailing base lending rate set by People’s Bank of China (“PBOC”). The effective interest rate of the borrowing was 5.4% as of September, 2009. Interest is payable monthly. The borrowing is guaranteed by Jiangxi Jinko as of September 30, 2009.

In June 2009, Jiangxi Jinko obtained a bank borrowing of RMB79,000,000 which is repayable in June 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of September 30, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s inventories. The Group repaid RMB20,000,000 of the borrowing in September 2009 before its maturity.

In July 2009, Jiangxi Jinko obtained a bank borrowing of RMB80,000,000 of which RMB 30,000,000 is repayable in July 2010 and RMB50,000,000 is repayable in July 2011. The borrowing carries a variable interest rate that is determined annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.86% as of September 30, 2009. Interest is payable monthly. The borrowing was guaranteed by the Shareholders and collateralized with Jiangxi Jinko’s equipments with net book value of RMB129,608,979 as of September 30, 2009.

In August 2009, Jiangxi Jinko obtained a bank borrowing of RMB41,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of September 30, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s land use right with net book value of RMB52,908,830 as of September 30, 2009.

In September 2009, Jiangxi Jinko obtained a bank borrowing of RMB20,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of September 30, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s land use right with net book value of RMB91,808,214.

In June 2009, Jiangxi Jinko entered into a loan agreement with Jiangxi Heji Investment Co., Ltd. (“Heji”) in relation to a three-year loan in the principal amount of RMB100 million. As of September 30, 2009, Jiangxi Jinko has received RMB50 million proceeds which bear interest at the rate of 8.99% per annum. In September 2009, Heji and the Jiangxi Jinko re-arranged RMB20,000,000 of the loan into an entrusted bank loan through Agriculture Bank of China. The remaining RMB30,000,000 was re-arranged into an entrusted bank loan in October 2009. The borrowing is guaranteed by the Shareholders and Hexing and secured by collaterals over the assets to be purchased with the borrowing.

In connection with this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust and Investment Limited Corporation, or JITIC, for Heji’s own payment obligations under its separate trust loan agreement with JITIC under which, JITIC extended a loan to Heji in the principal amount of RMB50 million for a term of three years, that carries interest at the rate of 6.86% per annum. Jiangxi Jinko recognised a guarantee liability of RMB1,500,000, with the amount being recognised as a deferred financing cost which is amortized over the period of the borrowing.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

Subsequent to September 30, 2009, Jiangxi Jinko obtained two additional long-term bank borrowings of RMB30,000,000 and RMB70,000,000 which are collateralized with part of Jiangxi Jinko’s equipments. These borrowings are due for repayment in 2012 and bear interests at the rate of 4.86% and 4.05% per annum, respectively.

13. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB
Payables for purchase of property, plant and equipment	28,290,613	33,086,168
Payable for purchase of Zhejiang Jinko	—	10,000,000
Capital lease obligations—current portion	6,998,091	5,491,821
Accrued IPO related costs	6,836,102	5,922,528
Accrued utilities and rentals	4,561,450	5,477,810
Accruals for costs related to the issuance of Series B Redeemable Convertible Preferred Shares	500,000	—
Deposit from a customer in relation to a long-term purchase agreement	34,298,500	—
Others	1,558,249	1,981,148

Total	83,043,005	61,959,475

14. EARNINGS/(LOSS) PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the nine-month periods ended September 30,
	2008	2009
	RMB	RMB
Numerator:
Net income attributable to JinkoSolar Holding Co., Ltd.	178,602,001	1,719,840
Series A Redeemable Convertible Preferred Shares accretion	(6,271,838)	(23,295,217)
Series B Redeemable Convertible Preferred Shares accretion	(797,519)	(31,101,952)
Allocation to preferred shareholders	(6,272,188)	(30,320,760)
Deemed dividend to a preferred shareholder	—	(8,015,089)

Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders—Basic and diluted	165,260,456	(91,013,178)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding*	50,328,352	50,731,450

Basic and diluted earnings / (loss) per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3.28	(1.79)

*	The potentially dilutive Redeemable Convertible Preferred Shares and share options were not included in the calculation of dilutive (loss)/earnings per share because of their anti-dilutive effect.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

15. REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company classified the Series A and B Redeemable Convertible Preferred Shares (“Preferred Shares”) in the mezzanine section of the balance sheet. In addition, the Company records accretion on the preferred shares to its redemption value using the effective interest method from the issuance date to the earliest redemption date.

Under the original terms at issuance, the Preferred Shares will be automatically converted into ordinary shares at the then effective conversion price immediately upon the closing of a Qualified Public Offering (“QIPO”). QIPO is defined as a firmly underwritten public offering of Ordinary Shares of the Company approved by Preferred Shareholders holding more than 67% of then outstanding Preferred Shares, with a listing on Nasdaq or other internationally recognized stock exchange, pursuant to which (i) the Company’s total market capitalization as a result of the Qualified IPO shall not be less than US$750 million, and (ii) gross proceeds to the Company of not less than US$150 million are raised. On September 15, 2009, an amendment was executed which changed the definition of a QIPO. Under the amendment, “Qualified IPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the NYSE;”

The conversion price is subject to adjustments based on the Company’s 2008 consolidated after-tax net income (“2008 Performance”). No adjustment was made to the conversion price of Series A Redeemable Convertible Preferred Shares as of December 31, 2008. The conversion ratio of the Series B Redeemable Convertible Preferred Shares was adjusted from 1 for 1 to 1 for approximately 1.0054 based on the Company’s 2008 Performance and such adjustment did not result in a beneficial conversion feature.

Under the original terms at issuance, if the value of each ordinary share issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with an Qualified Public Offering is less than the defined target IPO price per share, then the Shareholders would be required to transfer to the holders of Series B Redeemable Convertible Preferred Shares a number of ordinary shares the value of which, at the Qualified IPO price per share, when added to the value of the ordinary shares issuable upon automatic conversion of the Series B redeemable convertible preferred shares in connection with the Qualified IPO, would equal the product of (i) the number of outstanding Series B redeemable convertible preferred shares prior to the Qualified IPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the Series B Redeemable Convertible Preferred Shares. On September 15, 2009, the Shareholders and the holders of the Series A and B Redeemable Convertible Preferred Shares agreed to remove the requirement for the Shareholders to transfer certain amounts of ordinary shares to the holders of the Series B Redeemable Convertible Preferred Shares in the event that the value of each ordinary share issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a Qualified IPO is less than a defined target IPO price per share.

Under the original terms at issuance, if the Qualified IPO has not been completed by April 30, 2010 and the Company’s 2009 performance is less than RMB450 million (the “2009 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares certain number of ordinary shares calculated based on a defined formula (the “2009 Performance Adjustment”), regardless of whether the Series B Redeemable Convertible Preferred Shares are converted. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 and 2009 Performance. The formula requires the transfer of ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the total number of shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2009 Performance Target and the actual 2009 Performance. The Company determined that this embedded share transfer feature in the Series B Redeemable Convertible Preferred Shares meets the definition of a derivative in FASB ASC 815 and accordingly has been bifurcated from the host contract, the Series B Redeemable Convertible Preferred Shares, and accounted for as a derivative (the “2009 Performance Adjustment Derivative Liability”), (Note 19), from September 2008, the issue date of the Series B Redeemable Convertible Preferred Shares.

On June 22, 2009, the holders of Series B Redeemable Convertible Preferred Shares and the Shareholders agreed to lower the Company’s 2009 Performance Target in assessing the transfer of ordinary shares under the 2009 Performance Adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which is an embedded share transfer feature that meets the definition of a derivative in FASB ASC 815 and requires bifurcation from the Series B Redeemable Convertible Preferred Shares to be accounted for as a derivative (the “2010 Performance Adjustment Derivative Liability), (Note 19), from June 22, 2009. The fair value of this new derivative at issuance was RMB18.2 million. Under the new 2010 performance target, If a Qualified IPO has not been completed by April 30, 2011 and the Company’s 2010 performance is less than RMB200 million (the “2010 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares, for no further consideration, certain amounts of ordinary shares calculated based on a defined formula (the “2010 Performance Adjustment”). The 2010 derivative adjustment formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares, and the Company’s 2009 and 2010 Performance. The formula was designed to adjust the total number of shares held by the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2010 Performance Target and the actual 2010 Performance.

In consideration of the agreement to lower the Company’s 2009 Performance Target to RMB100 million, the Shareholders transferred on June 22, 2009 an aggregate of 76,258 (3,812,900 post 2009 Share Split) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares. The fair value of these ordinary shares on June 22, 2009 of RMB43.6 million was imputed to the Company as if the Shareholders (who are the principal shareholders of the Company) contributed the shares to the Company and they were immediately reissued by the Company to the holders of the Series B Redeemable Convertible Preferred Shares.

The above amendment resulted in: (a) a decrease in the 2009 Performance Adjustment Derivative Liability by RMB65.2 million which was offset by the fair value of the 2010 Performance Adjustment Derivative Liability of RMB18.2 million; (b) an effective contribution of ordinary shares

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

valued at RMB43.6 million by the Shareholders to the Company which was in turn transferred to the holders of the Series B Redeemable Convertible Preferred Shares in consideration for agreeing to modify the terms of the 2009 Performance Adjustment. Accordingly, this amount has been treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above; (c) the recording of compensation expense of RMB3.4 million which is equal to the change in the fair value of the derivative liabilities net of the consideration transferred to the holders of Series B Redeemable Convertible Preferred Shares in (b) above.

In addition, in consideration for obtaining the agreement from one of the holders of Series A Redeemable Convertible Preferred Shares to the transfer of the 76,258 ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares pursuant to the amendment described above, the Shareholders transferred to such holder of Series A Redeemable Convertible Preferred Shares on June 22, 2009 an aggregate of 14,031 (701,550 post 2009 Share Split) ordinary shares as a consent fee. The fair value of the 14,031 ordinary shares on June 22, 2009 of RMB8.0 million was imputed to the Company as if the Shareholders (who are the principal shareholders of the Company) contributed the ordinary shares to the Company and they were immediately reissued by the Company to the holder of Series A Redeemable Convertible Preferred Shares as a consent fee.

If the Company does not meet the 2009 Performance Target and the 2010 Performance Target and there is no Qualified IPO by April 30, 2010 and April 30, 2011 respectively, future transfers of ordinary shares from the Shareholders to the holders of Series B Redeemable Convertible Preferred Shares will be required and such transfers will be accounted for as equity contributions from the Shareholders to the Company and immediate redistributions to the holders of Series B Redeemable Convertible Preferred Shares as deemed dividend.

On September 15, 2009, the Shareholders reached agreement with the holders of Series A and Series B Redeemable Convertible Preferred Shares on the modification to certain existing terms (the “September 2009 Modification”), including (a) removed the existing definition of a QIPO and replaced it with the following: “Qualified IPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the New York Stock Exchange;” (b) removed the requirement for the Shareholders to transfer certain number of ordinary shares to the holders of the Series B Redeemable Convertible Preferred Shares if the value of issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with an Qualified Public Offering is less than the defined target IPO price per share; and, (c) agreed that the 14,031 and 76,258 ordinary shares, respectively, transferred to the holders of Series A and Series B Redeemable Convertible Preferred Shares in connection with the June 2009 Modification be returned to the Shareholders in the event of the redemption of the preferred shares are exercised by the holders of Series A and Series B Redeemable Convertible Preferred Shares.

The September 2009 Modification resulted in a reduction of RMB2.4 million in the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities that the Company recognized in the Consolidated Statement of Operations as Change in Fair Value Derivatives. The September 2009 Modification also resulted in an additional benefit transfer of RMB15.1 million from the holders of the Series A and B Redeemable Convertible Preferred Shares to the Shareholders due to the reduction in the fair value of the Series A and B Redeemable Convertible Preferred Shares on September 15, 2009 as a result of such modification. The Company recognized a total of RMB17.5 million in compensation

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

expense (including the RMB15.1 million) in recognition of the total benefit transferred from the holders of Series A and B Redeemable Convertible Preferred Shares to the Shareholders that is attributed to the Company, given the Shareholders are also employees of the Company.

16. SHARE OPTION PLAN

The Group adopted a long-term incentive plan (the “Plan”) in July 2009 which provides for the issuance of options of the Company’s ordinary shares in the amount of up to 4,783,200. The options have a contractual life of seven years with the exception of certain options granted to an employee that can be exercised until October 1, 2013. From August 28, 2009 to September 15, 2009, options were granted to certain of the Group’s administrative and management personnel to purchase in total 3,024,750 shares of the Company’s ordinary shares at an exercise price of US$3.13 per share. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not terminated prior to each such vesting date. For a certain employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel’s service with the Group has not terminated prior to each such vesting date. No portion of the share option, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan.

Given the exercise restriction, the recognition of share-based compensation expense is delayed. Such expense accumulated from grant date will be recognized at the time of an effective initial public offering. Total share-based compensation expense not yet recognized as of September 30, 2009 due to the exercise restriction was RMB3,425,846.

As of September 30, 2009, the Company had 3,024,750 options outstanding. There were no options exercised, forfeited, or expired from the options grant dates to September 30, 2009. The weighted average remaining contractual life of the options outstanding as of September 30, 2009 is 6.0 years as of September 30, 2009. As of September 30, 2009, the number of options vested but not exercisable was 317,733. The weighed average remaining contractual life and the intrinsic value of such options is 4.0 years and nil as of September 30, 2009, respectively. As of September 30, 2009, the number of non-vested options was 2,707,017.

Total share-based compensation expense, determined based on the fair value of the options on the grant dates, applying an estimated forfeiture rate of 10%, amounted to approximately RMB16,774,907. Of which, excluding the amount of expense not get recognized due to the exercise restriction, RMB13,349,061 relate to non-vested options not yet recognized as of September 30, 2009, which the Company expects to recognize over a weighted average period of 4.6 years.

The fair value of options granted was estimated with the following assumptions:

September 30, 2009
Risk-free interest rate	3.09%-3.93%
Exercise multiple	2.0
Expected dividend yield	0%
Expected volatility	83.5%-84%
Fair value per option at grant date (RMB)	4.98/6.70

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

17. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from related parties as of December 31, 2008 and September 30, 2009 were as follows:

	December 31, 2008	September 30, 2009
	RMB	RMB
Amounts due from related parties:
Accounts receivables from a related party:
Accounts receivable from a subsidiary of ReneSola Ltd. (“ReneSola”, controlled by an immediate family member of the principal shareholders and directors of the Company, one of which is an executive officer of the Company)	69,062,122	100,382
Other receivables from related parties:
Advances to shareholders of the Company	—	192,838

Total	69,062,122	293,220

There were no outstanding balances due to related parties as of December 31, 2008 and September 30, 2009.

(b) Related party transactions

For the nine-month periods ended September 30, 2008 and 2009, revenue from sales of products and provision of processing services to a subsidiary of ReneSola amounted to RMB435,997,551 and RMB28,317,315, respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Group on July 28, 2008 and became a related party of the Group. For the period from July 29, 2008 to September 30, 2008 and nine-month periods ended September 30, 2009, Desun charged Jiangxi Jinko RMB183,384 and RMB825,228 in rent, respectively.

During the nine-month period ended September 30, 2009, the Shareholders provided guarantees for Jiangxi Jinko’s several short-term bank borrowings totalling RMB118,000,000 which mature within the next twelve months from September 30, 2009. During the nine-month periods ended September 30, 2009, the Shareholders provided guarantees for Jiangxi Jinko’s long-term bank borrowings of RMB130,000,000 which matures in June 2012 (Note 12).

On June 17, 2009, the Shareholders provided guarantee for Jiangxi Jinko’s short-term borrowing of RMB17,000,000 which matures on June 16, 2010. These borrowings are also collateralised by Desun’s land use rights and buildings (Note 12).

On June 17, 2009, the Shareholders and Desun jointly provided a guarantee for Jiangxi Jinko’s short-term bank borrowings of RMB20,000,000 which mature on June 16, 2010 (Note 12).

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

18. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights, from Desun, under a non-cancellable operating lease expiring in January 2018, with an annual rental of RMB1,100,304 and an option to renew. The Group also leased offices for its representative offices located in Hong Kong and Shanghai under non-cancellable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Period ending September 30	RMB
2010	4,016,814
2011	4,016,814
2012	1,371,330
2013	1,100,304
2014	1,100,304
Years thereafter	3,575,988

Total	15,181,554

Rental expense under all operating leases were RMB1,511,860 and RMB2,277,527 for the nine-month periods period ended September 30, 2008 and 2009, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB194,887,025 and RMB966,000 which were payable within and beyond one year from September 30, 2009, respectively.

(c) Polysilicon supplier agreements

The Group entered into long-term agreements with certain polysilicon vendors and manufacturers during 2008. These agreements specify contractual purchase commitments in quantities and pricing up to 10 years. The Group reviewed these contracts and determined that none of these agreements contain embedded derivatives as of September 30, 2009 and December 31, 2008, nor would these supplier contracts cause the suppliers to be considered as variable interest entities. The Group does not anticipate that there will be any loss arising from the agreement for which the purchase prices are fixed.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

In January 2009, the Group amended its agreements with the relevant vendors whereby the purchase terms and payment schedules were revised, and the fixed purchase prices previously agreed to with one of the vendors were revised into market based variable prices. The following is a schedule of future payment obligations under the amended fixed price long-term purchase agreement as of September 30, 2009:

Period ending September 30	RMB
2010	73,980,833
2011	76,314,075
2012	71,154,386
2013	69,788,586
2014	68,422,786
Years thereafter	317,150,142

Total	676,810,808

In November 2009, the Group further amended its fixed price long-term purchase agreement with one of the vendors whereby the total volume of purchase was reduced whereby the total volume of purchase was reduced and the first delivery by the vendor was postponed to December 2010.

(d) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of September 30, 2009, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against one of its equipment suppliers, Beijing Jingyuntong Technology Co., Ltd. (“Jingyuntong”), for the defects in the monocrystalline furnaces it purchased from Jingyuntong and claimed for compensation of RMB1.82 million for the cost of replacing the defect parts of the furnaces and the loss caused by the defects. Jiangxi Jinko held payment of part of the purchase proceeds with the amount of RMB1.32 million. On July 20, 2009, Jingyuntong filed an action in Daxing People’s Court, Beijing, the PRC against Jiangxi Jinko for the payment of this RMB1.32 million and the compensation for Jiangxi Jinko’s late payment of this amount which is calculated at 0.5% per day on the unpaid amount starting from April 8, 2008. As of date of the report, these two lawsuits are still ongoing and management believes losses associated with the lawsuits to be remote.

As of September 30, 2009, the Group made US$20 million prepayments to Hoku Materials, Inc. (“Hoku”) under a long-term purchase agreement. Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon which the Group has contracted for. While the Group’s prepayment to Hoku is secured by a lien on Hoku’s assets according to the terms of the

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. In Hoku’s quarterly report for the quarter ended June 30, 2009 filed on Form 10-Q on August 3, 2009, Hoku disclosed that it would need to raise additional capital to finance its plant construction project, and if it does not raise sufficient capital or manage its liquidity, there would be substantial doubt that it would be able to continue as a going concern entity through June 30, 2010. As of September 30, 2009, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfil its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$20 million the Group paid to Hoku, which could have a material adverse effect on the financial condition of the Group.

(e) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Heji, in the principal amount of RMB100 million with a term of three years. Of this amount, RMB50 million was outstanding as of September 30, 2009. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. (“JITCL”) on May 31, 2009 for Heji Investment’s payment obligations under its separate trust loan agreement with JITCL (“JITCL Loan Agreement”), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji’s obligations under the JITCL Loan Agreement.

Before its acquisition by the Group, Zhejiang Jinko had entered into several guarantee agreements with several banking institutions, under which Zhejiang Jinko agreed to guarantee in full the repayment obligations of two third parties under their respective loan agreements with such banking institutions. As of September 30, 2009, the total amount outstanding under the loan agreements amounted to RMB7 million. If any of these third parties fails to perform its obligations under the loan agreements for which Zhejiang Jinko provides guarantee, Zhejiang Jinko will become liable to the banking institutions under such guarantee agreements.

The Group recorded a guarantee liability of RMB1.5 million as of September 30, 2009.

(f) Pledges

Jiangxi Jinko’s short-term and long-term bank borrowings of RMB219,000,000 and RMB59,000,000 respectively were collateralized with its inventories totalling RMB539,857,230. As of September 30, 2009, the net-book value of inventories held by Jiangxi Jinko was lower than the amount of inventories under the collateral. Jiangxi Jinko has not received any request from the lenders for additional collateral or early repayment of these loans.

19. FAIR VALUE MEASUREMENTS

(a) Recurring change in fair value

The fair value measurement of the 2009 and 2010 Performance Adjustment Derivative Liabilities were zero, zero, respectively, at September 30, 2008 and RMB2.0 million and RMB21.0 million at September 30, 2009, respectively, using significant unobservable Level 3 inputs.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

(b) Liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in the fair value of the Level 3 2009 and 2010 Performance Adjustment Derivative Liabilities for the nine-month period ended September 30, 2008 and 2009 were as follows:

RMB
At issuance of the Series B Redeemable Convertible Preferred Shares	204,689
Realized gain included in Change in Fair Value of Derivative	(204,689)

Balance at September 30, 2008	—

Beginning balance at January 1, 2009	30,017,369
Realized loss included in Change in Fair Value of Derivatives	36,538,637
Realized loss reduced by contribution by founders (Note 15)	(43,561,732)

Balance at September 30, 2009	22,994,274

(c) Change in fair value of derivatives

The Change in Fair Value of Derivatives recognized in earnings was gain of RMB0.2 million and loss of RMB36.5 million for the nine-month period ended September 30, 2008 and 2009, respectively.

20. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through January 20, 2010, which is the date these condensed consolidated financial statements became available to be issued. Subsequent to September 30, 2009, the Group obtained additional short-term bank borrowings (Note 12) and amended its fixed price long-term purchase agreement with one of its polysilicon vendors (Note 18 (c)).

On November 25, 2009, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, to facilitate settlement of payments and the Company’s overseas sales and marketing efforts in future.

On December 24, 2009, Jiangxi Jinko and Xiande Li, the Company’s chairman and one of the Shareholders, jointly established Shangrao Jinko Solar Import and Export Co., Ltd. (“Shangrao Jinko”). Upon establishment, 75% and 25% capital of Shangrao Jinko was to be contributed by Jiangxi Jinko and Xiande Li, respectively. On January 14, 2010, Xiande Li gave up his right as the equity owner before he made any capital contribution to Shangrao Jinko, and accordingly Shangrao Jinko became a solely owned subsidiary of Jiangxi Jinko. Shangrao Jinko was established to facilitate the Company’s future import and export activities in the PRC, it has not started any operation as of the date of the report.

21. PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE FOR CONVERSION OF PREFERRED SHARES

The Redeemable Convertible Preferred Shares are convertible into ordinary shares at any time. Automatic conversion will occur based on the then effective conversion ratio immediately upon the closing of a Qualified Public Offering or at the election of the holders of at least 67% of the outstanding Preferred Shares.

Upon closing of a Qualified IPO by April 30, 2010, the 2009 and 2010 Performance Adjustment features will be eliminated and hence the fair value of the 2009 and 2010 Performance Adjustment

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

Derivative Liabilities will decrease to zero. Such change in fair value of the derivative liabilities upon a Qualified IPO will be recognized as income in the Company’s consolidated statement of operations in the period in which a Qualified IPO is consummated.

The following disclosures are made in consideration of the closing of a Qualified Public Offering to be probable:

The unaudited pro-forma balance sheet as of September 30, 2009 presents an adjusted financial position as if the 5,375,150 shares of Series A Redeemable Convertible Preferred Shares and the 7,441,450 shares of Series B Redeemable Convertible Preferred Shares have been converted as of September 30, 2009, at the then conversion ratios of 1 for 1 for Series A Redeemable Convertible Preferred Shares and 1 for 1.0054 for Series B Redeemable Convertible Preferred Shares after the effect of the adjustment to conversion price based on the Company’s performance for the year ended December 31, 2008 (Note 15). Accordingly, the carrying value of the Preferred Shares, in the amount of RMB457,024,352, was reclassified from Preferred Shares to ordinary shares for such pro forma adjustment.

The unaudited pro forma balance sheet as of September 30, 2009, also gives effect to the elimination of the 2009 and 2010 Performance Adjustment Derivative Liabilities which will occur upon closing of a Qualified IPO. Accordingly, the carrying value of the derivative liabilities at September 30, 2009, in the amount of RMB22,994,274, was reclassified from Derivative Liabilities to Retained Earnings for such pro forma adjustment. Pro forma EPS does not give effect to the elimination of the derivative liabilities as the effect of such elimination is nonrecurring and will be included in the Company’s earnings immediately upon close of the Qualified IPO.

The unaudited pro-forma earnings per share for the nine-month period ended September 30, 2009 after giving effect to the conversion of the Series A Redeemable Convertible Preferred Shares and the Series B Redeemable Convertible Preferred Shares into common shares as of inception at the conversion ratio of 1 for 1 are as follows:

	Nine-month period ended September 30, 2008	Nine-month period ended September 30, 2009
	RMB	RMB
Numerator:
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	165,301,748	(91,013,178)
Pro-forma effect of preferred shares	13,300,253	92,733,018

Pro-forma net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders—Basic and diluted	178,602,001	1,719,840

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	50,328,352	50,731,450
Pro-forma effect of preferred shares	2,738,835	12,816,600

Denominator for pro-forma basic and diluted calculation	53,067,187	63,548,050

Pro-forma basic and diluted earnings per share attributable to JinksoSolar Holding Co., Ltd.’s ordinary shareholders	3.37	0.03

The potentially dilutive share options were not included in the calculation of pro-forma diluted earnings per share because of their anti-dilutive effect.

JinKO 晶科能源

Expanding Customer Base

North America
Europe
Asia

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

JinkoSolar

Holding Co., Ltd.

10,598,000 American Depositary Shares

Representing

21,196,000 Ordinary Shares

Goldman Sachs (Asia) L.L.C.

Credit Suisse

Representatives of the Underwriters

PART II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Memorandum and Articles of Association.    Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through dishonesty, fraud or their own willful neglect or default.

Indemnification Agreements.    Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.29 and Exhibit 10.30 to this Registration Statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

SEC Position.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7. Recent Sales of Unregistered Securities

As of the date hereof, we have issued the following securities. No underwriters were employed in any of these transactions. We believe that all of these sales were exempt from the Securities Act as transactions by an issuer not involving a public offering or pursuant to Regulation S promulgated under the Securities Act as sales by an issuer in offshore transactions.

Purchaser	Date of Issuance		Number of Securities		Title of Securities	Consideration
Xiande Li	December 16, 2008	(1)	25,000,000	(1)	ordinary shares	500,000 ordinary shares in Paker, par value HK$0.001 per share
Kangping Chen	December 16, 2008	(1)	15,000,000	(1)	ordinary shares	300,000 ordinary shares in Paker, par value HK$0.001 per share
Xianhua Li	December 16, 2008	(1)	10,000,000	(1)	ordinary shares	200,000 ordinary shares in Paker, par value HK$0.001 per share
Wealth Plan Investments Limited	December 16, 2008	(1)	14,629		ordinary shares	14,629 ordinary shares in Paker, par value HK$0.001 per share
Flagship	December 16, 2008	(1)	67,263		Series A redeemable convertible preferred shares	67,263 Series A redeemable convertible preferred shares issued by Paker at price of US$223.005 per share

Purchaser	Date of Issuance		Number of Securities	Title of Securities	Consideration
Everbest	December 16, 2008	(1)	40,240	Series A redeemable convertible preferred shares	40,240 Series A redeemable convertible preferred shares issued by Paker at price of US$223.658 per share
SCGC	December 16, 2008		55,811	Series B redeemable convertible preferred shares	55,811 Series B redeemable convertible preferred shares issued by Paker at price of US$236.513 per share
CIVC	December 16, 2008		21,140	Series B redeemable convertible preferred shares	21,140 Series B redeemable convertible preferred shares issued by Paker at price of US$236.513 per share
Pitango	December 16, 2008		29,597	Series B redeemable convertible preferred shares	29,597 Series B redeemable convertible preferred shares issued by Paker at price of US$236.513 per share
TDR	December 16, 2008		12,684	Series B redeemable convertible preferred shares	12,684 Series B redeemable convertible preferred shares issued by Paker at price of US$236.513 per share
New Goldensea	December 16, 2008		29,597	Series B redeemable convertible preferred shares	29,597 Series B redeemable convertible preferred shares issued by Paker at price of US$236.513 per share

(1)	On December 4, 2007, Offshore Incorporation (Cayman) Limited transferred all the equity interest of Greencastle to Wholly Globe, which is owned by Brilliant, Yale Pride and Peaky. Brilliant is owned by Xiande Li, Yale Pride is owned by Kangping Chen and Peaky is owned by Xianhua Li. On October 17, 2008, Wholly Globe distributed 25,000, 15,000 and 10,000 ordinary shares of Greencastle to Brilliant, Yale Pride and Peaky, respectively. On October 21, 2008, Greencastle changed its name to JinkoSolar Holding Co., Ltd. On December 16, 2008, we repurchased 24,999, 14,999, and 9,999 ordinary shares from Brilliant, Yale Pride and Peaky, respectively and reduced our share capital from US$50,000 before the repurchase to US$10,000. Subsequently, we subdivided our share capital into 10,000,000 shares, consisting of 9,743,668 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result of the share subdivision, each share held by Brilliant, Yale Pride and Peaky was subdivided into 1,000 ordinary shares at par value of US$0.001 per share. On December 16, 2008, we issued 499,000, 299,000 and 199,000 ordinary shares to Xiande Li, Kangping Chen and Xianhua Li in exchange for 500,000 ordinary shares, 300,000 ordinary shares and 200,000 ordinary shares in Paker respectively.

The references to numbers of shares, price per share, earnings per share and par value per share in this Item 7 have not been adjusted to give effect to the 2009 Share Split implemented on September 15, 2009 with the result of each share becoming 50 shares of the same class.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in

Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shangrao on February 4, 2010.

JINKOSOLAR HOLDING CO., LTD.

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Kangping Chen and Longgen Zhang, and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Xiande Li Name: Xiande Li	Chairman	February 4, 2010

/s/ Kangping Chen Name: Kangping Chen	Director and Chief Executive Officer (principal executive officer)	February 4, 2010

/s/ Xianhua Li Name: Xianhua Li	Director and Vice President	February 4, 2010

/s/ Longgen Zhang Name: Longgen Zhang	Chief Financial Officer (principal financial and accounting officer)	February 4, 2010

/s/ Wing Keong Siew Name: Wing Keong Siew	Director	February 4, 2010

/s/ Haitao Jin Name: Haitao Jin	Director	February 4, 2010

/s/ Zibin Li Name: Zibin Li	Director	February 4, 2010

/s/ Steven Markscheid Name: Steven Markscheid	Director	February 4, 2010

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant has signed this registration statement or amendment thereto in Newark, Delaware, on February 4, 2010.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement

3.1**	Second Amended and Restated Memorandum and Articles of Association, as currently in effect

3.2**	Form of the Memorandum and Articles of Association conditionally approved by the company to become effective on closing of the offering

4.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2**	Registrant’s Specimen Certificate for Shares

4.3**	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts

4.4**	Shareholders Agreement among Paker Technology Limited, Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan Investments Limited, Jiangxi Kinko Energy Co., Ltd., Flagship Desun Shares Co., Limited and Everbest International Capital Limited dated May 30, 2008

4.5**	Series A Preferred Share Purchase Agreement among Paker Technology Limited, Xiande Li, Kangping Chen, Xianhua Li, Jiangxi Kinko Energy Co., Ltd. and Flagship Desun Shares Co., Limited dated May 8, 2008, amended on May 19, 2008 and September 18, 2008

4.6**	Series A Preferred Share Purchase Agreement among Paker Technology Limited, Xiande Li, Kangping Chen, Xianhua Li, Jiangxi Kinko Energy Co., Ltd. and Everbest International Capital Limited dated May 19, 2008, amended on September 17, 2008

4.7**	Letter of Appointment from Wealth Plan Investments Limited to Paker Technology Limited dated May 19, 2008

4.8**	Letter from Wealth Plan Investments Limited and Flagship Desun Shares Co., Limited to Paker Technology Limited dated May 19, 2008

4.9**	Series B Preferred Share Purchase Agreement among Paker Technology Limited, Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan Investments Limited, Jiangxi Kinko Energy Co., Ltd., Flagship Desun Shares Co., Limited, Everbest International Capital Limited, SCGC Capital Holding Company Limited, CIVC Investment Ltd., Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., TDR Investment Holdings Corporation, and New Goldensea (Hong Kong) Group Company Limited, and the Supplemental Agreement, both dated September 18, 2008

4.10**	Amended and Restated Shareholders Agreement among Paker Technology Limited, Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan Investments Limited, Jiangxi Kinko Energy Co., Ltd., Flagship Desun Shares Co., Limited, Everbest International Capital Limited, SCGC Capital Holding Company Limited, CIVC Investment Ltd., Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., TDR Investment Holdings Corporation, and New Goldensea (Hong Kong) Group Company Limited, dated September 18, 2008

4.11**	Shareholders Agreement among JinkoSolar Holding Co., Ltd., Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan Investments Limited, Flagship Desun Shares Co., Limited, Everbest International Capital Limited, SCGC Capital Holding Company Limited, CIVC Investment Ltd., Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., TDR Investment Holdings Corporation, and New Goldensea (Hong Kong) Group Company Limited, dated December 16, 2008, as amended

4.12**	Share Subscription Agreement among JinkoSolar Holding Co., Ltd., Paker Technology Limited, Jiangxi Jinko Solar Co., Ltd., Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan Investments Limited, Flagship Desun Shares Co., Limited, Everbest International Capital Limited, SCGC Capital Holding Company Limited, CIVC Investment Ltd., Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., TDR Investment Holdings Corporation, and New Goldensea (Hong Kong) Group Company Limited and the Supplemental Agreement, both dated December 11, 2008, as amended

Exhibit No.	Description
4.13**	Agreement among JinkoSolar Holding Co., Ltd., Paker Technology Limited, Xiande Li, Kangping Chen, Xianhua Li, Jiangxi Jinko Solar Co., Ltd., SCGC Capital Holding Company Limited, CIVC Investment Ltd., Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., TDR Investment Holdings Corporation, and New Goldensea (Hong Kong) Group Company Limited, dated December 16, 2008

4.14**	English translation of Share Pledge Agreement among Xiande Li, Kangping Chen, Xianhua, Li and Paker Technology Limited, dated February 27, 2007

4.15**	Agreement between Xiande Li, Kangping Chen, Xianhua Li and Flagship Desun Shares Co., Limited dated July 22, 2009, as amended

4.16**	Amended and Restated Commitment Letter from Xiande Li, Kangping Chen and Xianhua Li to Series B Shareholders Regarding Adjustment of Share Percentage Based on the Year 2009 Net Earnings, dated June 22, 2009

4.17**	Commitment Letter from Xiande Li, Kangping Chen and Xianhua Li to Series B Investors Regarding Exhibit C-Disclosure Schedule of the Share Subscription Agreement, dated December 11, 2008

4.18**	Management Rights Letter issued by JinkoSolar Holding Co., Ltd. to Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., dated December 16, 2008

4.19**	English translation of Share Subscription and Capital Increase Agreement between Jiangxi Desun Energy Co., Ltd. and Paker Technology Limited dated February 28, 2007

4.20**	Amendment Agreement among Xiande Li, Kangping Chen, Xianhua Li, SCGC Capital Holding Company Limited, CIVC Investment Ltd., Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., TDR Investment Holdings Corporation, and New Goldensea (Hong Kong) Group Company Limited, dated June 22, 2009, as amended

4.21**	English translation of Share Transfer Agreement between Paker Technology Limited and New Energy International Ltd., dated June 20, 2009

4.22**	English translation of Share Transfer Agreement between Paker Technology Limited and Green Power Technology Co., Ltd., dated June 20, 2009

4.23**	English translation of Share Transfer Agreement between Jinko Solar Co., Ltd. and Haining Chaoda Warp Knitting Co., Ltd., dated June 27, 2009

5.1	Opinion of Conyers Dill & Pearman, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being issued

5.2	Opinion of Chen & Co. Law Firm regarding structure

8.1	Opinion of Baker & McKenzie LLP regarding certain U.S. tax matters

8.2	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.3	Opinion of Baker & McKenzie LLP regarding certain Hong Kong tax matters

8.4	Opinion of Chen & Co. Law Firm regarding PRC tax matters

10.1**	2009 Long Term Incentive Plan, amended and restated as of January 25, 2010

10.2**	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008

10.4†**	Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated February 26, 2009, amended on November 25, 2009

Exhibit No.	Description
10.5†**

English translation of Purchase Contract between Jinko Solar Co., Ltd. and Wuxi Zhongcai Technological Co., Ltd. dated July 8, 2008, amended on January 7, 2009 and the Guarantee Contract dated July 10, 2008

10.6†**	English translation of Purchase Contract between Jinko Solar Co., Ltd. and Jiangsu Green Power PV Co., Ltd. dated September 18, 2008, amended on January 15, 2009 and August 27, 2009

10.8†**	English translation of Purchase Contract between Jinko Solar Co., Ltd. and Jiangyin Jetion Science and Technology Co., Ltd. dated September 15, 2008

10.9†**	English translation of Purchase Contract between Jinko Solar Co., Ltd. and Shanghai Alex New Energy Co., Ltd. dated July 12, 2008, amended on December 22 and December 28, 2008

10.10†**	Supply Agreement between Jiangxi Jinko Energy Co., Ltd. and Solland Solar Cells B.V. dated November 27, 2008

10.11†**	Sales Contract between Jiangxi Jinko Solar Co., Ltd. and Win-Korea Trading PTY., Ltd. dated December 13, 2008, amended on January 15 and April 29, 2009

10.15**	English translation of Loan Contract between Jinko Solar Co., Ltd. and Bank of China, dated February 2009

10.18**	English translation of Maximum Amount Pledge Contract between Jinko Solar Co., Ltd. and Agricultural Bank of China, dated January 13, 2009

10.20**	English translation of Mortgage Contract between Jinko Solar Co., Ltd. and Bank of China, dated February 2009

10.21†**	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China

10.24**	English translation of Purchase Contract between Jinko Solar Co., Ltd. and Shangrao Hexing Enterprise Co., Ltd. dated September 18, 2008, amended on October 27, 2008

10.27**	Form of Executive Service Agreement of Chief Financial Officer

10.28**	English translation of Form of Employment Agreement

10.29**	Form of Indemnification Agreement between the directors and the Registrant

10.30**	Form of Indemnification Agreement between the directors and Paker Technology Limited

10.35**	English translation of Loan Agreement between Jinko Solar Co., Ltd. and Jiangxi Heji Investment Co., Ltd. dated June 13, 2009

10.36**	English translation of Guarantee Agreement between Jinko Solar Co., Ltd. and Jiangxi International Trust Co., Ltd., dated May 31, 2009

10.37**	English translation of Loan Contract between Jinko Solar Co., Ltd. and Agricultural Bank of China dated June 25, 2009

10.38**	(a) English translation of Entrusted Loan Contract between Jinko Solar Co., Ltd. and Agricultural Bank of China, dated September 27, 2009

(b) English translation of Entrusted Loan Contract between Jinko Solar Co., Ltd. and Agricultural Bank of China, dated October 21, 2009

10.39†**	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China

Exhibit No.	Description

10.40**	English translation of Loan Contract between Jinko Solar Co., Ltd. and Bank of China dated July 20, 2009

10.41**	English translation of Loan Contract between Jinko Solar Co., Ltd. and Bank of China dated October 21, 2009

10.42**

(a) English translation of Mortgage Contract between Jinko Solar Co., Ltd. and Bank of China, dated July 20, 2009

(b) English translation of Mortgage Contract between Jinko Solar Co., Ltd. and Bank of China, dated October 22, 2009

10.43†**	Strategy Cooperation Agreement between Jinko Solar Co., Ltd. and Upsolar Co., Limited, dated September 18, 2009, amended on January 23, 2010

10.45†**	Sales Representative Contract between Jinko Solar Co., Ltd. and Yonatan Sussman; Tzach Itzhak Dotan, dated October 19, 2009

10.46†**	English translation of Maximum Amount Guarantee Contract between Xiande Li and Bank of China dated October 13, 2009

10.47**	Sales Agreement between Zhejiang Jinko Solar Co., Ltd. and SOLART Systems/Solsmart BV, dated December 10, 2009

10.48†*	Co-Certification and Cooperation Contract between Jinko Solar Co., Ltd. and Visel Placas SL, dated December 24, 2009

10.49**	English translation of Fixed Assets Loan Contract between Jinko Solar Co., Ltd. and Bank of China, dated December 24, 2009

10.50**	English translation of Mortgage Contract between Jinko Solar Co., Ltd. and Bank of China, dated December 24, 2009

10.51†*	English translation of Sales Contract between Jinko Solar Co., Ltd. and Changzhou CuiBo Solar Technology Co., Ltd., dated January 18, 2010

10.52†*	Sales Contract between Jinko Solar Co., Ltd. and DIE Solar, dated January 5, 2010

10.53†*	Long Term Co-Operation Agreement and OEM Purchasing Contract for Solar Modules between Jinko Solar Co., Ltd. and ILB Helios AG and ILB Helios Spain S.A., dated January 15, 2010

10.54†*	Sales Contract between Zhejiang Jinko Solar Co., Ltd. and Erquan Technologie und Handels GmbH, dated September 25, 2009, amended on January 25, 2010

21.1**	Significant Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm

23.2**	Consent of Baker & McKenzie (included in Exhibits 8.1 and 8.3)

23.3**	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.2)

23.4**	Consent of Chen & Co (included in Exhibits 5.2 and 8.4)

24.1**	Powers of Attorney (included on the signature page of this registration statement)

99.1	Code of Business Conduct and Ethics

†	Confidential treatment is being requested for portions of this exhibit.
*	To be filed by amendment.
**	Filed previously.